As filed with the Securities and Exchange Commission on July 3, 2012

Registration No. 333-181151

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Form S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Maxum Energy Logistics Partners, LP

(Exact Name of Registrant as Specified in its Charter)

Delaware (State or other Jurisdiction of Incorporation or Organization)	5172 (Primary Standard Industrial Classification Code Number)	37-1652910 (IRS Employer Identification Number)

20 Horseneck Lane

Greenwich, Connecticut 06830

(203) 861-1200

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Belinda Foxworth

20 Horseneck Lane

Greenwich, Connecticut 06830

(203) 861-1200

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copies to:

Joshua Davidson Hillary H. Holmes Baker Botts L.L.P. One Shell Plaza 910 Louisiana Street Houston, Texas 77002-4995 (713) 229-1234	William N. Finnegan IV Charles E. Carpenter Divakar Gupta Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐

(Do not check if a smaller reporting company)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 3, 2012

PRELIMINARY    PROSPECTUS

Common Units

Representing Limited Partner Interests

Maxum Energy Logistics Partners, LP

This is the initial public offering of our common units representing limited partner interests. We are offering              common units in this offering. We currently expect that the initial public offering price will be between $         and $         per common unit. Prior to this offering, there has been no public market for our common units. We intend to apply to list our common units on the New York Stock Exchange under the symbol “MXLP.”

Investing in our common units involves risks. Please read “Risk Factors” beginning on page 22.

These risks include the following:

•

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay the minimum quarterly distribution to holders of our common and subordinated units.

•

On a pro forma basis we would not have generated sufficient distributable cash flow to pay the full minimum quarterly distribution on all units for the fiscal year ended June 30, 2011 or the twelve months ended March 31, 2012.

•

We serve customers who are involved in drilling for and producing oil and natural gas. Adverse developments affecting the oil and natural gas industry or drilling activity, including sustained low natural gas prices, a decline in oil or natural gas liquids prices, reduced demand for oil and natural gas products and increased regulation of drilling and production, could have a material adverse effect on our results of operations.

•	Adverse developments affecting the demand for coal, including sustained low natural gas prices, could have a material adverse effect on our results of operations.

•	The contracts we have with most of our customers do not obligate them to purchase product from us.

•

Our operations are subject to or otherwise affected by federal, state, and local laws and regulations relating to environmental protection that could require us to incur substantial costs and liabilities.

•

Our general partner and its affiliates, including Maxum Petroleum and its sponsors, have conflicts of interest with us and limited duties to us and our unitholders, and they may favor their own interests to our detriment and the detriment of our public common unitholders.

•	Maxum Petroleum and other affiliates of our general partner are not restricted in their ability to compete with us.

•	You will experience immediate and substantial dilution in net tangible book value of $ per common unit.

•	Our partnership agreement restricts the remedies available to holders of our common units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

•	Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors.

•	Our unitholders’ share of our income will be taxable to them for U.S. federal income tax purposes even if they do not receive any cash distributions from us.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Common Unit	Total
Public Offering Price	$	$
Underwriting Discount (1)	$	$
Proceeds to Maxum Energy Logistics Partners, LP (before expenses)	$	$

(1)	Excludes a structuring fee of an aggregate of % of the gross offering proceeds payable to Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC. Please read “Underwriting” beginning on page 193.

We have granted the underwriters a 30-day option to purchase up to an additional              common units on the same terms and conditions as set forth above if the underwriters sell more than              common units in this offering.

The common units will be ready for delivery on or about                     , 2012.

BofA Merrill Lynch	J.P. Morgan

The date of this prospectus is                     , 2012.

[Inside cover art]

i

You should rely only on the information contained in this prospectus and any free writing prospectus provided by us. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the cover page of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications or other published independent sources, as well as our good faith estimates.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. It does not contain all of the information that you should consider before investing in the common units. You should read the entire prospectus carefully, including “Risk Factors” beginning on page 22 and the historical combined and pro forma condensed consolidated financial statements and the notes to those financial statements included elsewhere in this prospectus. Unless indicated otherwise, the information presented in this prospectus assumes (1) an initial public offering price of $         per common unit (the midpoint of the price range set forth on the cover page of this prospectus) and (2) no exercise by the underwriters of their option to purchase additional common units. We include a glossary of some of the terms used in this prospectus as Appendix B. References in this prospectus to “Maxum Energy,” “we,” “our,” “us” or like terms when used in a historical context refer to the businesses and assets of Petroleum Products, Inc., Petroleum Transport, Inc., Petroleum Fueling, Inc., Simons Petroleum, Inc., excluding the Pathway business (“Pathway”), and the assets of Maxum Acquisition LLC, which are used by Simons Petroleum, Inc., which are wholly owned subsidiaries of Maxum Petroleum, Inc. and which we refer to collectively as our “Predecessor.” When used in the present tense or prospectively, those terms refer to Maxum Energy Logistics Partners, LP and its subsidiaries. References in this prospectus to “Maxum Petroleum” refer to Maxum Petroleum, Inc. and its controlled affiliates (other than us). References to our general partner refer to Maxum Energy Logistics Partners GP, LLC, a wholly owned subsidiary of Maxum Petroleum. Please read “—Formation Transactions and Partnership Structure” beginning on page 8.

Maxum Energy Logistics Partners, LP

Overview

We are one of the largest independent marketers and distributors of refined petroleum products and related services to the drilling, exploration and production (“E&P”) and coal mining industries in the continental United States. We procure and sell diesel fuel, lubricating oil and custom-blended lubricants to companies engaged in the drilling for and production of oil and natural gas and in the mining of coal. We deliver these products to our customers at their well sites or mining locations. We also provide value-added logistics and energy management services necessary for drilling, production and mining activity, such as on-site refueling of equipment for drilling and hydraulic fracturing and coal mining operations and the design, fabrication and provision of storage tanks and other equipment to well sites and mining locations. Our services also include the provision of fuel additives; collection of used oil and lubricants; lubricant oil analysis; remote monitoring of fuel tanks; and maintenance and inspection of drilling, production and mining equipment. Within the E&P industry, we have three major customer groups: (i) E&P companies that hold oil and natural gas drilling rights, who purchase our fuel and services; (ii) drilling contractors providing services to E&P companies, who purchase our lubricants and services; and (iii) well completion companies providing hydraulic fracturing services for unconventional oil and natural gas wells, who purchase our fuel, lubricants and services. The well sites where we perform our services are located in the major U.S. unconventional oil and natural gas plays, including the Bakken, Barnett, Eagle Ford, Haynesville, Marcellus, Niobrara, Utica and Woodford Shales, and the Permian Basin. In the coal mining industry, we sell our fuel, lubricants and services to mining companies. Substantially all of the coal mining locations that we currently serve are located in the Central Appalachian region of the United States.

The following chart shows the composition of our total revenues on a percentage basis for the twelve months ended March 31, 2012:

The following chart shows the composition of our product margin on a percentage basis, which we define as the difference between the selling prices of our products and the purchase costs of those products, for the twelve months ended March 31, 2012. Product margin excludes service revenues. For a reconciliation of product margin to the GAAP measure gross profit, please read “—Summary Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures” on page 19.

Our extensive logistics platform has been tailored to the needs of our customers and can move with our customers to their new areas of operation in the United States. Our logistics platform features a fleet of approximately 790 transport or other delivery vehicles, the substantial majority of which are custom-equipped or modified primarily to deliver fuel and lubricants and provide services to remote, rugged or environmentally sensitive sites. These vehicles are built to our specifications, which include a stronger suspension system than on comparable vehicles to accommodate increased weight, and are operated by our skilled and extensively trained drivers. As of March 31, 2012, our logistics platform also included approximately 40 owned or leased distribution and warehouse facilities, supply procurement arrangements at approximately 380 fuel supply locations nationally, approximately 30 contracted rail cars, and over 11,000 tanks located at customers’ sites.

We have more than 35 years of marketing and distribution experience serving the E&P industry and more than 70 years of experience serving the coal mining industry. During this time, we have developed strong relationships with our customers in both industries. These customers include BP, Chesapeake, Devon, Encana and Helmerich & Payne in the E&P industry and Alpha Natural Resources, Arch Coal, Bluestone Coal, CONSOL Energy and Patriot Coal in the coal mining industry, among others. The average length of our relationships with our top ten customers is over 13 years. We tailor our products and services to each customer’s specific needs, making our services an integrated part of the customer’s operations. In addition, we are a critical link in the supply chain for customers who often lack the required internal staffing, resources, specialized equipment and market expertise to efficiently procure their own fuel and lubricants. We believe we have the necessary resources, capabilities, supplier relationships, infrastructure, technology and management expertise to expand our customer base and to increase the volume of products and services provided to current customers.

Our management team has a successful track record of identifying, executing and integrating strategic acquisitions. The businesses we have acquired have expanded our geographic footprint, diversified our product and service offerings and generated increased revenue and significant cost synergies. We continually look for strategic targets that could further increase our scale and expand our customer base. We expect to benefit from continuing industry consolidation trends. From the fiscal year ended June 30, 2009 to the twelve months ended March 31, 2012, through organic growth and acquisitions, we increased our fuel gallons sold from 411.0 million gallons to 494.3 million gallons, our lubricant gallons sold from 14.0 million gallons to 16.8 million gallons, our total product margin from $113.7 million to $146.9 million and our gross profit from $57.3 million to $70.4 million. For a reconciliation of product margin to the GAAP measure gross profit, please read “—Summary Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.”

Our Business Strategies

Our principal business objective is to increase the quarterly cash distributions that we pay to our unitholders over time while maintaining the stability of our business. We expect to achieve this objective through the following strategies:

•

Increase Business with Existing Customers. We are focused on serving large customers in the E&P and coal mining industries and we intend to increase our business with existing customers across regions, products and services. As our customers increase activity in current production areas or expand into new areas, we believe our financial position, geographic reach and breadth of product and service offerings make us more attractive than many of our competitors as a source of the products and services required by our customers. We continue to invest capital and move resources into new production areas as drilling and well completion activity increases. In addition to geographic growth, a key component of our strategy is to expand the number of products and services we provide to existing customers. We believe this strategy will strengthen our overall relationships with our customers and increase our market share. As a result, the volumes of products we sell can increase at a faster pace than rig count growth in the areas we serve.

•

Attract New Customers. We plan to leverage our existing logistics infrastructure, industry knowledge and operating experience to attract new customers that are currently underserved by smaller, independent distributors. We believe that our superior financial resources, operational capabilities and the breadth of our product and service offerings give us an advantage over these competitors. For example, we have the ability to pursue customers in remote, rugged or environmentally sensitive areas, such as mountainous regions and mines, where we generally obtain higher product margins for our fuel and lubricant deliveries and services. We are capitalizing on the recent growth in drilling and exploration in unconventional oil and natural gas shale plays and liquids-rich plays, including the Bakken, Eagle Ford and Utica Shales, by expanding our oilfield service capabilities to service these areas.

•

Continue to Grow with Selective Acquisitions. We plan to pursue accretive acquisitions from third parties of businesses and assets that strengthen our competitive position. We may also acquire from Maxum Petroleum assets and businesses that it owns or may acquire in the future. We target businesses and assets that complement our existing products and services, increase our scale, improve our operating efficiencies and increase and diversify our geographic coverage and customer base.

•

Continue to Improve Cost Efficiencies. We seek to minimize our cost of fuel procurement and delivery through economies of scale, stable and long-term relationships with suppliers and customers and procurement software. We expect to continue to negotiate bulk purchases of fuel and lubricants at favorable prices due to the frequency and volume of our purchases. We also selectively seek to increase the number of our sole supplier relationships with larger customers. These relationships lead to higher asset utilizations and correspondingly lower operating costs because of increased scale within a location. We are able to further reduce costs by using our procurement software to analyze fuel prices at, and transportation costs from, each of the approximately 380 fuel supply locations nationally from which we have the ability to procure fuel in order to identify the lowest fuel price available in any region on any given day.

•

Operate Safely and Responsibly. We intend to maintain our long history of safe operations and environmental compliance by applying new technologies and investing in training programs for our personnel. We believe that higher safety requirements and employee training standards are points of differentiation for operators engaged in large-scale commercial distribution. We work diligently to meet or exceed applicable safety and environmental regulations and we intend to continue to enhance our safety monitoring function as our business grows and operating conditions change.

Our Competitive Strengths

We believe we are distinguished by the following key competitive strengths:

•

Leading Position in a Growing Industry. We believe we are the largest independent distributor of fuels, lubricants and related services to the E&P industry in the continental United States with sales of approximately 317.9 million gallons of fuel and 8.4 million gallons of lubricants during the twelve months ended March 31, 2012. As companies in the industries we serve seek to become more competitive, we believe they will continue to focus on their core business processes and outsource their procurement and logistics processes to third-party providers such as us. We have the purchasing power, financial resources, supplier relationships and product and service offerings to benefit significantly in the projected growth of demand for refined petroleum products for use in the E&P industry.

•

Large Geographic Footprint and Mobile Assets. Our large geographic footprint and the mobility of our logistics platform allow us to react quickly to customer movement and changing demand. We have strategically deployed assets that allow us to operate in 17 states to meet the demands of our more than 1,600 customers located across the United States. We believe that our relative size makes it easier for us than most of our competitors to provide services as our customers move their operations to new or remote locations. We expect to be able to seamlessly provide access to products in areas where we do not currently operate by relying on Maxum Petroleum’s assets.

•

Strong, Long-Standing Customer Relationships. We believe the manner in which we provide products and value-added services has resulted in customer loyalty and customer retention. We are able to provide products and services critical to the operations of our customers and become an integral part of their on-site operations. We provide the fuel, lubricants and related services required by drilling and mining equipment in remote, rugged or environmentally sensitive locations, on-site equipment monitoring and maintenance, fuel management programs, cost control programs and environmental services, all with short response times and round-the-clock service. We believe our extensive logistics platform makes it difficult for our customers to duplicate our infrastructure. The average length of our relationships with our top ten customers is over 13 years, and we have entered into sole supplier arrangements with a growing number of these customers.

•	Specialized Equipment and Products and Skilled Employees. We have used our intimate customer knowledge to tailor our extensive logistics platform and product offerings to the needs of our customers, becoming an integral part of their operations. The majority of our fleet of approximately 790 delivery vehicles are equipped or modified to deliver fuel, lubricants and other fluids to well and mine sites in remote, rugged or environmentally sensitive areas. Our fleet is operated by skilled drivers, each of whom receives extensive safety and environmental training and, in most cases, is approved by the safety departments of each customer for which he or she makes deliveries. In addition, we have developed specialized products that are blended for us to our specifications in order to meet our customers’ standards.

•

Long-Standing Relationships with Many Suppliers. One of the most critical issues for our customers is reliability of supply. We have strong relationships with, and purchase substantial quantities of fuel and lubricants from, many major oil companies and lubricant manufacturers, including Chevron, Citgo, Marathon Petroleum Corporation and Phillips 66. We are a significant customer of each of our key suppliers as a result of the volume and frequency of our fuel and lubricant purchases. The average length of our relationships with our top ten suppliers is over 14 years. We believe our significant relationships with a large number of suppliers is uncommon in our industry. In times of constrained supply, we have been able to maintain access to the products we sell when other distributors have not been able to do so, due in part to our status as an important customer of both national and regional major oil companies as a result of the volume of fuel and lubricants we regularly purchase from them.

•

Strong Liquidity Position. Concurrent with the completion of this offering, we intend to enter into a new revolving credit facility. We expect that the revolving credit facility will provide for aggregate borrowings of up to $250 million (with an accordion option to increase the maximum availability of the facility to up to $350 million), subject to borrowing base availability. In addition, we expect to have approximately $         million of cash for working capital purposes immediately following the completion of this offering. This access to capital will provide us with the strength and flexibility to seek attractive acquisitions as they arise and expand our geographic and service offerings to our customers.

•

Experienced Management and Strong Sponsor. We are led by an experienced management team with significant operating and financial expertise. Our executive officers have an average of more than 20 years of relevant experience in the distribution and energy industries. Our senior management has a strong track record of identifying, completing and integrating acquisitions. We have also retained key managers of our acquired companies, which provides our management team with further depth and experience. In addition, our relationship with Maxum Petroleum will provide us with many advantages that we expect will enhance our results of operations.

Our Relationship with Maxum Petroleum

One of our principal attributes is our relationship with Maxum Petroleum. Maxum Petroleum is a leader in the independent energy logistics industry that markets and distributes a comprehensive offering of refined petroleum products and provides value-added logistics and energy management services to a diverse customer base in the United States and Panama. Maxum Petroleum is also one of the largest independent distributors of refined petroleum products to industrial and commercial customers in the country based on gallons of refined fuel and lubricants sold. For the twelve months ended March 31, 2012, including the assets to be contributed to us, Maxum Petroleum delivered 1.3 billion gallons of fuel and 55.2 million gallons of lubricants. Maxum Petroleum’s procurement and logistics expertise, significant scale, strong supplier relationships, broad distribution platform, enterprise-wide information technology systems, suite of complementary and value-added services and experienced management team make it a leader in the refined petroleum marketing and distribution industry.

At the completion of this offering, Maxum Petroleum will own a 0.1% general partner interest in us, all of our incentive distribution rights and a     % limited partner interest in us. Because of its ownership of the incentive distribution rights, Maxum Petroleum is positioned to directly benefit from facilitating accretive acquisitions and organic growth opportunities for us. However, Maxum Petroleum is under no obligation to make acquisition opportunities available to us, is not restricted from competing with us and may acquire or dispose of assets that would be useful in our business without any obligation to offer us the opportunity to purchase these assets. Please read “Certain Relationships and Related Party Transactions—Omnibus Agreement” beginning on page 147.

We believe that our relationship with Maxum Petroleum is an advantage that will enhance our results of operations. Together with Maxum Petroleum, we have increased purchasing power and can aggregate our demand to negotiate better prices for the products we sell. Maxum Petroleum also has relationships with key suppliers, such as Phillips 66, Shell and Chevron, that reduce our costs and provide us with access to a reliable supply of lubricants. Our relationship with Maxum Petroleum will also provide us with access to its enterprise-wide information system and procurement software. In addition to the assets Maxum Petroleum will contribute to us at the completion of this offering, Maxum Petroleum owns or leases approximately 30 distribution and warehouse facilities in Arizona, California, Colorado, Illinois, Indiana, Washington and Panama, which we expect to be able to utilize to respond quickly to a business opportunity.

We believe we will also benefit from the quality and depth of Maxum Petroleum’s management and operations teams, which we believe are among the best in the industry. In addition, we may have the opportunity to purchase assets and businesses that Maxum Petroleum owns, including its lubricant blending business, or assets and businesses that Maxum Petroleum may acquire in the future, although it is under no obligation to make such opportunities available to us on acceptable terms or at all.

In addition, Maxum Petroleum is supported by strong financial sponsors with additional knowledge and resources. Maxum Petroleum’s two primary sponsors are Metalmark Capital LLC (“Metalmark”) and Waud Capital Partners LLC (“Waud”).

While our relationship with Maxum Petroleum, its subsidiaries and its sponsors may provide significant benefits, it may also become a source of potential conflict. For example, none of Maxum Petroleum or its sponsors are restricted from competing with us. In addition, all of the initial executive officers and certain of the directors of our general partner also serve as officers and/or directors of Maxum Petroleum or its sponsors, and these officers and directors face conflicts of interest, including conflicts of interest regarding the allocation of their time between us and Maxum Petroleum or its sponsors. Please read “Conflicts of Interest and Duties” beginning on page 150.

Risk Factors

An investment in our common units involves risks associated with our business, our regulatory and legal matters, our limited partnership structure and the tax characteristics of our common units. The following list of risk factors is not exhaustive. For a more thorough description of the risks associated with an investment in our common units, you should carefully consider the risks described in “Risk Factors” beginning on page 22 of this prospectus and the other information in this prospectus before deciding whether to invest in our common units.

Risks Related to Our Business

•

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay the minimum quarterly distribution to holders of our common and subordinated units.

•

On a pro forma basis we would not have generated sufficient distributable cash flow to pay the full minimum quarterly distribution on all units for the fiscal year ended June 30, 2011 or the twelve months ended March 31, 2012. Based on our financial forecast for the twelve months ending June 30, 2013, we will not generate sufficient distributable cash flow in each of the quarters ending September 30, 2012 and December 31, 2012 to pay the full minimum quarterly distribution on all units for each of these quarters.

•

The assumptions underlying the forecast of cash available for distribution that we include in “Our Cash Distribution Policy and Restrictions On Distributions” are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted.

•

We serve customers who are involved in drilling for and producing oil and natural gas. Adverse developments affecting the oil and natural gas industry or drilling activity, including sustained low natural gas prices, a decline in oil or natural gas liquids prices, reduced demand for oil and natural gas products and increased regulation of drilling and production, could have a material adverse effect on our results of operations.

•	Adverse developments affecting the demand for coal, including sustained low natural gas prices, could have a material adverse effect on our results of operations.

•	The contracts we have with most of our customers do not obligate them to purchase product from us.

•

Our operations are subject to or otherwise affected by federal, state, and local laws and regulations relating to environmental protection that could require us to incur substantial costs and liabilities.

Risks Inherent in an Investment in Us

•

Our general partner and its affiliates, including Maxum Petroleum and its sponsors, have conflicts of interest with us and limited duties to us and our unitholders, and they may favor their own interests to our detriment and the detriment of our public common unitholders.

•	Our general partner’s affiliates, including Maxum Petroleum and its sponsors, are not restricted in their ability to compete with us.

•	You will experience immediate and substantial dilution in net tangible book value of $ per common unit.

•	Our partnership agreement restricts the remedies available to holders of our common units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

•	Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors.

•	Even if holders of our common units are dissatisfied, they cannot initially remove our general partner without its consent.

Tax Risks to Common Unitholders

•

Our tax treatment depends on our status as a partnership for federal income tax purposes. If the IRS were to treat us as a corporation for federal income tax purposes, which would subject us to entity-level taxation, then our cash available for distribution to our unitholders would be substantially reduced.

•	If we were subjected to a material amount of additional entity-level taxation by individual states, it would reduce our cash available for distribution to our unitholders.

•

The tax treatment of publicly traded partnerships or an investment in our common units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

•	Our unitholders’ share of our income will be taxable to them for U.S. federal income tax purposes even if they do not receive any cash distributions from us.

Management of Maxum Energy Logistics Partners, LP

We are managed and operated by the board of directors and executive officers of our general partner, Maxum Energy Logistics Partners GP, LLC. Maxum Petroleum will own all of the ownership interests in our general partner and will be entitled to appoint the entire board of directors of our general partner. Our unitholders will not be entitled to elect our general partner or its directors or otherwise directly participate in our management or operation. All of the initial officers of our general partner and some of its initial directors are also officers or directors of Maxum Petroleum. For information about the executive officers and directors of our general partner, please read “Management” beginning on page 133.

Under the listing requirements of the New York Stock Exchange, or NYSE, the board of directors of our general partner will be required to have at least three independent directors meeting the NYSE’s independence standards. At the completion of this offering, the board of directors of our general partner will be comprised of              directors, including at least two independent directors. Maxum Petroleum will appoint a third independent director within the time periods prescribed by the NYSE.

In connection with the completion of this offering, we will enter into an omnibus agreement with Maxum Petroleum, our general partner and certain of their affiliates, pursuant to which we will agree upon certain aspects of our relationship with them, including the provision by Maxum Petroleum to us of certain administrative services and employees, our agreement to reimburse Maxum Petroleum for the cost of such services and employees, certain indemnification obligations, the use by us of the name “Maxum” and related marks, and other matters. Neither our general partner nor Maxum Petroleum will receive any management fee or other compensation in connection with our general partner’s management of our business. However, prior to making any distribution on our common units, we will reimburse our general partner and its affiliates, including Maxum Petroleum, for all expenses they incur and payments they make on our behalf. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us. Please read “Certain Relationships and Related Party Transactions—Omnibus Agreement” beginning on page 147.

Our general partner will own              general partner units representing a 0.1% general partner interest in us, which will entitle it to receive 0.1% of all the distributions we make. Our general partner will also own all of our incentive distribution rights, which will entitle it to increasing percentages, up to a maximum of 48.0%, of the cash we distribute in excess of $         per unit per quarter after the completion of this offering. In addition, Maxum Petroleum will own          common units and          subordinated units. Please read “Certain Relationships and Related Party Transactions” beginning on page 146.

Formation Transactions and Partnership Structure

We are a growth-oriented Delaware limited partnership formed by Maxum Petroleum to market and distribute refined petroleum products and to provide logistics and various services to the E&P industry and the coal mining industry. Maxum Petroleum Operating Company (“MPOC”) is a wholly owned subsidiary of Maxum Petroleum and indirectly owns all of our initial assets. At or prior to the completion of this offering, the following transactions, which we refer to as the formation transactions, will occur:

•

Subsidiaries of MPOC (the “Contributed Subsidiaries”) will distribute to MPOC or its other subsidiaries certain assets not intended to be contributed to us (consisting of (i) all trade accounts receivable, (ii) the business assets of Pathway, (iii) ETI Acquisition LLC and (iv) any cash on the balance sheets of the Contributed Subsidiaries immediately prior to the contribution of the Contributed Subsidiaries);

•	MPOC and its subsidiaries will contribute the Contributed Subsidiaries to us (other than the excluded assets described above);

•	We will issue to MPOC common units and subordinated units, representing an aggregate % limited partner interest in us;

•	We will issue to our general partner general partner units representing a 0.1% general partner interest in us and all of our incentive distribution rights;

•	We will issue common units to the public in this offering representing a % limited partner interest in us, and we will use the proceeds of this offering as described in “Use of Proceeds”;

•

We will enter into an omnibus agreement and certain other agreements with MPOC, our general partner and certain of their affiliates, as described under “Certain Relationships and Related Party Transactions—Omnibus Agreement” beginning on page 147; and

•

We will enter into a new $250 million revolving credit facility, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Revolving Credit Facility” beginning on page 101.

We believe that conducting our operations through a publicly traded limited partnership will offer us the following advantages:

•	access to public equity and debt capital markets;

•	a lower cost of capital for expansions and acquisitions;

•	an enhanced ability to use equity securities as consideration in future acquisitions; and

•	an overall lower effective income tax rate to our unitholders than if we were a corporation.

Ownership of Maxum Energy Logistics Partners, LP

The following diagram depicts our simplified organizational and ownership structure after giving effect to the formation transactions and this offering.

Public Common Units	%
Sponsor Units:
Common Units	%
Subordinated Units	%
General Partner Interest	0.1%

Total	100.0%

Principal Executive Offices and Internet Address

Our principal executive offices are located at 20 Horseneck Lane, Greenwich, Connecticut 06830, and our telephone number is (203) 861-1200. Our website is located at www.                    .com and will be activated immediately following this offering. We expect to make available our periodic reports and other information filed with or furnished to the Securities and Exchange Commission, which we refer to as the SEC, free of charge through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference herein and does not constitute a part of this prospectus.

Summary of Conflicts of Interest and Duties

Our general partner has a duty to manage our partnership in a manner it subjectively believes is in our best interests. However, the officers and directors of our general partner also have duties to manage our general partner in a manner beneficial to its owner, Maxum Petroleum. Additionally, most of our initial executive officers and one or more of our directors may also be officers or directors of Maxum Petroleum. As a result, conflicts of interest may arise in the future between us and our common unitholders, on the one hand, and Maxum Petroleum and our general partner, on the other hand. For a more detailed description of the conflicts of interest of our general partner, please read “Risk Factors—Risks Inherent in an Investment in Us” beginning on page 39 and “Conflicts of Interest and Duties—Conflicts of Interest” beginning on page 150.

Delaware law provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties owed by the general partner to limited partners and the partnership. Pursuant to these provisions, our partnership agreement contains various provisions replacing the fiduciary duties that would otherwise be owed by our general partner under applicable law with contractual standards governing the duties of the general partner and the methods of resolving conflicts of interest. The effect of these provisions is to restrict the remedies available to our common unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty. Our partnership agreement also provides that affiliates of our general partner, including Maxum Petroleum and its other subsidiaries and affiliates, are permitted to compete with us. We may enter into additional agreements in the future with Maxum Petroleum relating to the purchase of additional assets, the provision of certain services to us by Maxum Petroleum and other matters. In the performance of their obligations under these agreements, Maxum Petroleum and its subsidiaries are not held to a fiduciary duty standard of care to us, our general partner or our limited partners, but rather to the standard of care specified in these agreements. By purchasing a common unit, the purchaser agrees to be bound by the terms of our partnership agreement, and each common unitholder is treated as having consented to various actions and potential conflicts of interest contemplated in the partnership agreement that might otherwise be considered a breach of fiduciary or other duties under applicable state law.

For a description of our other relationships with our affiliates, please read “Certain Relationships and Related Party Transactions” beginning on page 146.

The Offering

Common units offered to the public	common units, or common units if the underwriters exercise their option to purchase additional common units in full.

Units outstanding after this offering	common units and subordinated units, representing a % and % limited partner interest in us, respectively. If the underwriters do not exercise their option to purchase additional common units, we will issue additional common units to MPOC at the expiration of the option for no additional consideration. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to any exercise will be sold to the public, and any remaining common units not purchased by the underwriters will be issued to MPOC at the expiration of the option period. Accordingly, the exercise of the underwriters’ option will not affect the total number of common units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units.

Our general partner will own general partner units, representing a 0.1% general partner interest in us.

Use of proceeds	We expect the estimated net proceeds from this offering, after deducting underwriting discounts, the structuring fee and estimated offering expenses, to be $ million. We expect to use $ million of the net proceeds to fund a distribution to MPOC, and the remainder to pay accounts payable, to fund working capital and for other general partnership purposes. If the underwriters exercise their option to purchase additional common units in full, the estimated additional net proceeds will be approximately $ million. We expect to use the net proceeds from any exercise of such option to fund an additional cash distribution to MPOC.

Cash distributions	We intend to pay a minimum quarterly distribution of $ per unit ($ per unit on an annualized basis) to the extent we have sufficient distributable cash flow after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. We refer to this cash as “available cash,” and we define its meaning in our partnership agreement. Our ability to pay the minimum quarterly distribution is subject to various restrictions, risks and other factors described in more detail under the caption “Our Cash Distribution Policy and Restrictions on Distributions” beginning on page 58.

We will pay a prorated distribution for the first quarter that we are publicly traded covering the period from the completion of this offering through September 30, 2012, based on the actual length of that period.

Our partnership agreement requires us to distribute all of our available cash each quarter in the following manner during the subordination period (described below):

•	first, 99.9% to the holders of common units and 0.1% to our general partner, until each common unit has received the minimum quarterly distribution of $ plus any arrearages from prior quarters;

•	second, 99.9% to the holders of subordinated units and 0.1% to our general partner, until each subordinated unit has received the minimum quarterly distribution of $ ; and

•	third, 99.9% to all unitholders, pro rata, and 0.1% to our general partner, until each unit has received a distribution of $ .

If cash distributions to our unitholders exceed $ per unit in any quarter, our general partner will receive, in addition to distributions on its 0.1% general partner interest, increasing percentages, up to 48.0%, of the cash we distribute in excess of that amount. We refer to these distributions as “incentive distributions” because they incentivize our general partner to increase distributions to our unitholders. In certain circumstances, our general partner, as the initial holder of our incentive distribution rights, will have the right to reset the target distribution levels to higher levels based on our cash distributions at the time of the exercise of this reset election. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions” beginning on page 72.

Prior to making distributions, we will reimburse Maxum Petroleum for its provision of certain general and administrative services and any additional services we may request from Maxum Petroleum (including certain costs and expenses we will incur as a result of being a publicly traded partnership) pursuant to the omnibus agreement. Please read “Certain Relationships and Related Party Transactions—Omnibus Agreement” beginning on page 147.

Pro forma distributable cash flow generated for the fiscal year ended June 30, 2011 was approximately $31.1 million. Pro forma distributable cash flow generated for the twelve months ended March 31, 2012 was approximately $35.3 million. The amount of available cash we will need to pay the minimum quarterly distribution for four quarters on our common units, subordinated units and general partner units to be outstanding immediately after this offering will be approximately $         million (or an average of approximately $         million per quarter). As a result, we would have generated distributable cash flow sufficient to pay the full minimum quarterly distribution of $         per unit per quarter ($         per unit on an annualized basis) on all of our common units but only approximately     % and     %, respectively, of the minimum quarterly distributions on all of our subordinated units for the fiscal year ended June 30, 2011 and the twelve months ended

March 31, 2012, respectively. Please read “Our Cash Distribution Policy and Restrictions on Distributions—Unaudited Pro Forma Cash Available for Distribution for the Fiscal Year Ended June 30, 2011 and the Twelve Months Ended March 31, 2012” beginning on page 61.

We believe that, based on the financial forecast and related assumptions included under the caption “Our Cash Distribution Policy and Restrictions on Distributions—Estimated Cash Available for Distribution for the Twelve Months Ending June 30, 2013,” we will generate sufficient distributable cash flow to pay the aggregate cash distribution for the twelve months ending June 30, 2013, at the minimum quarterly distribution rate of $ per unit per quarter ($ per unit on an annualized basis), on all common units, subordinated units and general partner units outstanding immediately after the completion of this offering. However, we expect that distributable cash flow generated in each of the quarters ending September 30, 2012 and December 31, 2012 will not be sufficient to pay the minimum quarterly distribution for such quarters on all units. We expect to generate distributable cash flow sufficient to pay the full minimum quarterly distribution of $ per unit per quarter on all of our common units in the quarter ending September 30, 2012 and the quarter ending December 31, 2012, but only approximately % and % of the minimum quarterly distribution on all of our subordinated units in the quarter ending September 30, 2012 and the quarter ending December 31, 2012, respectively. As a result, we intend to borrow under our revolving credit facility in order to pay the full minimum quarterly distribution on all units for each of such quarters. Our actual results of operations, cash flows and financial condition during the forecast period may vary from the forecast.

Subordinated units	Maxum Petroleum will initially indirectly own all of our subordinated units. The principal difference between our common units and subordinated units is that in any quarter during the subordination period, holders of the subordinated units are not entitled to receive any distribution of available cash until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. If we do not pay distributions on our subordinated units, our subordinated units will not accrue arrearages for those unpaid distributions.

Conversion of subordinated units

The subordination period will end on the first business day after we have earned and paid at least (i) $         (the minimum quarterly distribution on an annualized basis) on each outstanding common, subordinated and general partner unit, for each of three consecutive, non-overlapping four-quarter periods ending on or after                     , 2015, or (ii) $         (150% of the annualized minimum quarterly distribution) on each outstanding common unit, subordinated unit and general partner unit, in addition to any distribution made in respect of the incentive distribution rights, for any four consecutive quarter

period ending on or after                     , 2013, in each case provided that there are no arrearages on our common units at that time. In addition, the subordination period will end upon the removal of our general partner other than for cause if the units held by our general partner and its affiliates are not voted in favor of such removal.

When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and all common units thereafter will no longer be entitled to arrearages. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordination Period” beginning on page 74.

General partner’s right to reset the target distribution levels	Our general partner has the right, at any time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (48.0%) for each of the prior four consecutive fiscal quarters, to reset the initial target distribution levels at higher levels based on our cash distributions at the time of the exercise of the reset election. Following a reset election by our general partner, the minimum quarterly distribution will be adjusted to equal the reset minimum quarterly distribution, and the target distribution levels will be reset to correspondingly higher levels based on the same percentage increases above the reset minimum quarterly distribution.

If our general partner elects to reset the target distribution levels, it will be entitled to receive common units and general partner units. The number of common units to be issued to our general partner will equal the number of common units which would have entitled the holder to an average aggregate quarterly cash distribution in the prior two quarters equal to the average of the distributions to our general partner on the incentive distribution rights in the prior two quarters. Please read “Provisions of our Partnership Agreement Relating to Cash Distributions—General Partner’s Right to Reset Incentive Distribution Levels” beginning on page 77.

Issuance of additional units	Our partnership agreement authorizes us to issue an unlimited number of additional units without the approval of our unitholders. Please read “Units Eligible for Future Sale” beginning on page 173 and “The Partnership Agreement—Issuance of Additional Partnership Interests” beginning on page 163.

Limited voting rights

Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect our general partner or its directors. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon completion of this offering, Maxum Petroleum and its affiliates will own an aggregate of

approximately     % of our common units and all of our subordinated units, representing     % of the outstanding common and subordinated units in the aggregate. This will give Maxum Petroleum the ability to prevent the involuntary removal of our general partner. Please read “The Partnership Agreement—Voting Rights” beginning on page 161.

Limited call right	If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner will have the right, but not the obligation, to purchase all, but not less than all, of the remaining common units at a price not less than the then-current market price of the common units, as calculated in accordance with our partnership agreement. For additional information about this right, please read “The Partnership Agreement—Limited Call Right” beginning on page 169.

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending June 30, 2015, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be % or less of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $ per common unit, we estimate that your average allocable taxable income per year will be no more than $ per common unit. Thereafter, the ratio of allocable taxable income to cash distributions to you could substantially increase. Please read “Material Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Ratio of Taxable Income to Distributions” beginning on page 178.

Material federal income tax consequences	For a discussion of other material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Material Federal Income Tax Consequences” beginning on page 175.

New York Stock Exchange listing	We intend to apply to list our common units on the New York Stock Exchange under the symbol “MXLP.”

Summary Historical and Pro Forma Financial and Operating Data

The following table shows summary historical financial and operating data of our Predecessor as of the dates and for the periods indicated and pro forma financial data for Maxum Energy Logistics Partners, LP as of the dates and for the periods indicated. The following table should be read together with, and is qualified in its entirety by reference to, the historical and pro forma financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 86.

The summary historical financial data presented as of June 30, 2011 and 2010 and for the fiscal years ended June 30, 2011, 2010 and 2009 are derived from the historical audited financial statements of our Predecessor that are included elsewhere in this prospectus. The summary historical financial data of our Predecessor presented as of March 31, 2012 and for the nine months ended March 31, 2012 and 2011 are derived from the unaudited historical financial statements that are included elsewhere in this prospectus.

The summary pro forma statement of operations data for the nine months ended March 31, 2012 and the fiscal year ended June 30, 2011 and summary pro forma balance sheet data as of March 31, 2012 are derived from the unaudited pro forma financial data of Maxum Energy Logistics Partners, LP included elsewhere in this prospectus. The pro forma adjustments have been prepared as if certain transactions to be effected at the completion of this offering had taken place on March 31, 2012, in the case of the pro forma balance sheet, and as of July 1, 2010, in the case of the pro forma statement of operations for the nine months ended March 31, 2012 and for the fiscal year ended June 30, 2011. These transactions include:

•

the distribution by the Contributed Subsidiaries to MPOC or its other subsidiaries of certain assets not intended to be contributed to us (consisting of (i) all trade accounts receivable, (ii) the business assets of Pathway, (iii) ETI Acquisition LLC and (iv) any cash on the balance sheets of the Contributed Subsidiaries immediately prior to the contribution of the Contributed Subsidiaries);

•	the contribution of the Contributed Subsidiaries by MPOC and its subsidiaries to us (other than the excluded assets described above);

•

the receipt by us of net proceeds of $         million from the issuance and sale of common units to the public at an assumed initial public offering price of $         per unit (the midpoint of the price range set forth on the cover page of this prospectus); and

•	the application of the net proceeds from this offering in the manner described in “Use of Proceeds” beginning on page 54.

The pro forma financial data does not give effect to an estimated $2.0 million of additional general and administration expenses we expect to incur annually as a result of being a publicly traded partnership.

	Predecessor Historical					Maxum Energy Logistics Partners, LP Pro Forma
	Fiscal Year Ended June 30,			Nine Months Ended March 31,		Nine Months Ended March 31, 2012	Fiscal Year Ended June 30, 2011
	2011	2010	2009	2012	2011
				(unaudited)		(unaudited)
	(in thousands, except per unit data)
Statement of Operations Data:
Revenues	$1,484,972	$954,404	$1,131,530	$1,381,290	$1,043,678	$1,381,290	$1,484,972
Gross profit	58,559	33,915	57,333	54,232	42,424	54,232	58,559
Operating income	18,200	3,764	31,049	17,572	13,282	17,572	18,200
Interest expense, net (1)	18,730	13,124	10,902	17,517	13,596	2,681	3,276
Net income (loss)	(289)	(5,477)	12,401	(323)	(192)	14,433	14,774
Net income per unit

Balance Sheet Data (at end of period):
Working capital (2)	$140,139	$82,917	$42,287	$189,039	$128,474	$64,930
Property and equipment, net	52,953	40,901	33,918	68,013	47,277	68,013
Total assets	317,172	229,567	180,863	376,211	311,342	252,102
Total debt (1)	—	—	—	—	—	—
Total equity	228,899	162,888	115,374	288,811	214,840	179,182

Cash Flow Data:
Net cash provided by (used in):
Operating activities	$(37,393)	$(42,097)	$101,051	$(34,268)	$(33,006)
Investing activities	(28,465)	(11,124)	(21,840)	(26,397)	(18,840)
Financing activities	66,300	52,991	(81,505)	60,235	51,735
Depreciation and amortization	13,962	12,709	12,223	12,584	10,068

Other Financial Data:
Product margin (3)	$124,054	$87,999	$113,683	$113,020	$90,127	$113,020	$124,054
Adjusted EBITDA (3)	40,841	21,581	45,724	35,612	30,417	35,612	40,841
Capital expenditures	23,547	13,179	10,260	27,190	19,219

Operating Data (gallons sold):
Fuels	469,819	383,273	410,975	374,791	350,286
Lubricants	16,940	14,004	13,963	12,479	12,621

(1)	Maxum Petroleum allocated to our Predecessor its proportionate share of Maxum Petroleum’s interest expense based on capital employed, but did not allocate debt to our Predecessor. Following this offering, Maxum Petroleum will not allocate any interest expense to us. We will enter into a revolving credit facility at the completion of this offering. We do not expect to have any borrowings outstanding under our revolving credit facility at the completion of this offering. Pro forma interest expense reflects interest on assumed borrowings under our revolving credit facility following the completion of the offering. Please read Note 2 to our pro forma condensed consolidated financial information.

(2)	Represents current assets less current liabilities.

(3)	Please read “—Non-GAAP Financial Measures” for the definitions of these items and reconciliations to their most comparable GAAP measures.

Non-GAAP Financial Measures

We define product margin as the difference between the selling price of our products and the purchase cost of those products.

Product margin is a non-GAAP supplemental financial measure that management and the external users of our combined financial statements may use to assess:

•	the margin on product sales required to cover the costs to deliver the products and our overhead costs and to provide an acceptable return on capital employed;

•	our pricing policies and efficiency of our procurement;

•	our margins as compared to those of other publicly traded partnerships in our industry; and

•	our margins as compared to those of potential acquisition targets.

We define Adjusted EBITDA as net income (loss) adjusted to exclude interest expense, income taxes, depreciation and amortization, unit-based compensation, severance expense, unrealized derivative gains and losses, acquisition expenses, and certain other expenses that are non-cash charges or that we consider not indicative of ongoing operations.

Adjusted EBITDA is a non-GAAP supplemental financial measure that management and external users of our combined financial statements, such as industry analysts, investors, lenders and rating agencies, may use to assess:

•	our operating performance as compared to other publicly traded partnerships in our industry, without regard to historical cost basis or financing methods;

•	the ability of our assets to generate sufficient cash flow to make distributions to our unitholders;

•	our ability to incur and service debt and fund capital expenditures; and

•	the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

We believe that the presentation of product margin and Adjusted EBITDA will provide useful information to investors in assessing our financial condition and results of operations. The GAAP measure most directly comparable to product margin is gross profit. The GAAP measures most directly comparable to Adjusted EBITDA are net income and net cash provided by (used in) operating activities. Our non-GAAP financial measures of product margin and Adjusted EBITDA should not be considered as alternatives to GAAP measures. Each of product margin and Adjusted EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect the most directly comparable GAAP measures. You should not consider either product margin or Adjusted EBITDA in isolation or as a substitute for analysis of our results as reported under GAAP. Because product margin and Adjusted EBITDA may be defined differently by other companies in our industry, our definitions of product margin and Adjusted EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing their utility.

The following table presents a reconciliation of product margin to gross profit and Adjusted EBITDA to net income and net cash provided by (used in) operating activities, the most directly comparable GAAP financial measures, on a historical and pro forma basis for each of the periods indicated.

	Predecessor						Maxum Energy Logistics Partners, LP Pro Forma
	Fiscal Year Ended June 30,			Twelve Months Ended March 31,	Nine Months Ended March 31,		Nine Months Ended March 31,	Fiscal Year Ended June 30,
	2011	2010	2009	2012	2012	2011	2012	2011
				(unaudited)	(unaudited)		(unaudited)
	(in thousands)
Reconciliation of Product Margin to Gross Profit:
Gross profit	$58,559	$33,915	$57,333	$70,367	$54,232	$42,424	$54,232	$58,559
Less:
Service revenues	20,920	10,848	10,994	35,571	28,676	14,025	28,676	20,920
Plus:
Costs of service revenues and distribution expenses (1)	86,415	64,932	67,344	112,151	87,464	61,728	87,464	86,415

Product margin	$124,054	$87,999	$113,683	$146,947	$113,020	$90,127	$113,020	$124,054

Reconciliation of Adjusted EBITDA to Net Income (Loss):
Net income (loss) attributable to Maxum Energy Logistics Partners, LP Predecessor	$(289)	$(5,477)	$12,401	$(420)	$(323)	$(192)	$14,433	$14,774
Plus:
Tax expense (benefit)	309	(3,163)	7,806	550	445	204	525	700
Interest expense	18,730	13,124	10,902	22,651	17,517	13,596	2,681	3,276
Depreciation and amortization	13,962	12,709	12,223	16,478	12,584	10,068	12,584	13,962
Equity-based compensation	572	405	1,193	674	552	450	552	572
Losses (gains) of sales of non-strategic assets	—	(412)	—	—	—	—	—	—
Business transformation expense (2)	6,737	4,276	1,818	4,456	3,460	5,741	3,460	6,737
Loss from the early extinguishment of debt	199	—	—	—	—	199	—	199
Unrealized derivative losses (gains)	335	(180)	(619)	564	415	186	415	335
Acquisition expenses	286	299	—	121	—	165	—	286
Miscellaneous expense (3)	—	—	—	962	962	—	962	—

Adjusted EBITDA	$40,841	$21,581	$45,724	$46,036	$35,612	$30,417	$35,612	$40,841

Reconciliation of Adjusted EBITDA to net cash provided by (used in) operating activities:
Net cash provided by (used in) operating activities	$(37,393)	$(42,097)	$101,051	$(38,655)	$(34,268)	$(33,006)
Changes in assets and liabilities	50,433	50,539	(78,128)	55,670	47,968	42,731
Tax expense (benefit)	309	(3,163)	7,806	550	445	204
Interest expense	18,730	13,124	10,902	22,651	17,517	13,596
Gains on sales of non-strategic assets	—	(412)	—	—	—	—
Business transformation expense (2)	6,737	4,276	1,818	4,456	3,460	5,741
Acquisition expenses	286	299	—	121	—	165
Others	1,739	(985)	2,275	1,243	490	986

Adjusted EBITDA	$40,841	$21,581	$45,724	$46,036	$35,612	$30,417

(1)	Costs of service revenues and distribution expenses are costs we incur to deliver products to our customers and to store, move and prepare products for shipment and to provide the services we provide to our customers. Direct distribution expenses include driver compensation, fuel expense and common carrier expenses. Indirect distribution expenses include depreciation, compensation of warehouse and dispatch employees, rent and other facilities expenses, vehicle maintenance and repair expenses and supplies and other related overhead expenses.

(2)	Maxum Petroleum launched a project to develop and implement an enterprise-wide information system, which was fully implemented into our operations on October 1, 2011. We refer to the expense associated with the information system as business transformation expense, a portion of which Maxum Petroleum allocated to us.

(3)	Includes a $0.8 million cash payment in connection with the early termination of a customer contract relating to the termination of a hedge as a result of the bankruptcy of the counterparty to that hedge and a $0.2 million non-cash write-off of unamortized software costs.

RISK FACTORS

Limited partner interests are inherently different from shares of capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in similar businesses. We urge you to carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units.

If any of the following risks were to occur, our business, financial condition or results of operations could be materially adversely affected. In that case, we might not be able to pay the minimum quarterly distribution on our common units, the trading price of our common units could decline and you could lose all or part of your investment in us.

Risks Related to Our Business

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay the minimum quarterly distribution to holders of our common and subordinated units.

In order to pay the minimum quarterly distribution of $         per unit, or $         per unit on an annualized basis, we will require available cash of approximately $         million per quarter, or $         million per year, based on the number of common, subordinated and general partner units to be outstanding immediately after completion of this offering. We may not have sufficient available cash each quarter to enable us to pay the minimum quarterly distribution. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

•	the rates we charge for our products and services;

•	the volume of fuels and lubricants and the level of services that our customers purchase;

•	our operating costs;

•	changes in the level of drilling and production for oil and natural gas and of coal mining activity in the United States;

•	the level of competition from other energy logistics companies and suppliers of refined petroleum products in our geographic markets;

•	the creditworthiness of our customers;

•	regulatory actions affecting the supply of, or demand for, oil, natural gas and coal; and

•	prevailing economic conditions.

In addition, the actual amount of cash we will generate for distribution will depend on other factors, including:

•	the level and timing of capital expenditures we make;

•	the level of our operating and general and administrative expenses, including reimbursements to our general partner and its affiliates, including Maxum Petroleum, for services provided to us;

•	the cost of acquisitions, if any;

•	levels of demand for higher or lower margin products and services;

•	our debt service requirements and other liabilities;

•	fluctuations in our working capital needs;

•	our ability to borrow funds and access capital markets;

•	restrictions on distributions contained in our debt agreements;

•	the amount of cash reserves established by our general partner; and

•	other business risks affecting our cash levels.

For a description of additional restrictions and factors that may affect our ability to make cash distributions, please read “Our Cash Distribution Policy and Restrictions on Distributions.”

On a pro forma basis we would not have generated sufficient distributable cash flow to pay the full minimum quarterly distribution on all units for the fiscal year ended June 30, 2011 or the twelve months ended March 31, 2012.

The amount of pro forma distributable cash flow generated during the fiscal year ended June 30, 2011 and the twelve months ended March 31, 2012 would have been sufficient to allow us to pay the full minimum quarterly distribution on all of our common units, but only approximately         % and         %, respectively, of the minimum quarterly distribution on all of our subordinated units, for each such period. For a calculation of our ability to make cash distributions to our unitholders based on our pro forma results for the fiscal year ended June 30, 2011 and the twelve months ended March 31, 2012, please read “Our Cash Distribution Policy and Restrictions on Distributions.”

The assumptions underlying the forecast of cash available for distribution that we include in “Our Cash Distribution Policy and Restrictions On Distributions” are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted.

The forecast of cash available for distribution set forth in “Our Cash Distribution Policy and Restrictions On Distributions” includes our forecasted results of operations, Adjusted EBITDA and distributable cash flow for the twelve months ending June 30, 2013. Our forecasted distributable cash flow for the twelve months ending June 30, 2013 exceeds the pro forma distributable cash flow for the twelve months ended March 31, 2012 by approximately $14.7 million, or 41.6%. The principal drivers of this expected increase are our expectations regarding increased drilling and production and well completion activity by current and new E&P customers, greater fuel volumes and service revenues, increased procurement efficiency and lower SG&A expense. Please read “Our Cash Distribution Policy and Restrictions on Distributions—Assumptions and Considerations” beginning on page 67. Our ability to realize these expectations is subject to factors affecting the E&P industry, our E&P customers, our coal mining customers, our suppliers and our relationships with our customers and suppliers, many of which are beyond our control, including those described in this “Risk Factors” section. The financial forecast has been prepared by management, and we have not received an opinion or report on it from our independent registered accounting firm or any other independent auditor. The assumptions underlying the forecast, including those relating to the timing and rate of increased drilling and production and well completion activity, are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted. These uncertainties and risks may be greater with respect to forecasts on a quarterly basis. If we do not achieve our forecasted results, we may not be able to pay the full minimum quarterly distribution or any amount on our common units or subordinated units, in which event the market price of our common units may decline materially.

Based on our financial forecast for the twelve months ending June 30, 2013, we expect to generate distributable cash flow sufficient to pay the full minimum quarterly distribution of $         per unit per quarter on all of our common units in the quarter ending September 30, 2012 and the quarter ending December 31, 2012, but only approximately     % and     % of the minimum quarterly distribution on all of our subordinated units in the quarter ending September 30, 2012 and the quarter ending December 31, 2012, respectively. As a result, we intend to borrow approximately $          million and $          million under our revolving credit facility to pay the full minimum quarterly distribution on all of our common and subordinated units for each of the quarters ending September 30, 2012 and December 31, 2012, respectively, although the actual amount of such borrowings could be materially more or less.

The amount of cash we have available for distribution to unitholders depends primarily on our cash flow rather than on our profitability, which may prevent us from making distributions, even during periods in which we record net income.

The amount of cash we have available for distribution depends primarily upon our cash flow and not solely on profitability, which will be affected by non-cash items. As a result, we may make cash distributions during periods when we record losses for financial accounting purposes and may not make cash distributions during periods when we record net earnings for financial accounting purposes.

We serve customers who are involved in drilling for and producing oil and natural gas. Adverse developments affecting the oil and natural gas industry or drilling activity, including sustained low natural gas prices, a decline in oil or natural gas liquids prices, reduced demand for oil and natural gas products and increased regulation of drilling and production, could have a material adverse effect on our results of operations.

For the fiscal year ended June 30, 2011 and the twelve months ended March 31, 2012, 62% and 66%, respectively, of our revenues were generated from customers who are engaged in drilling for and producing oil and natural gas. Developments that adversely affect oil and natural gas drilling and production services could adversely affect our customers’ demand for our products and services, resulting in a material adverse effect on our results of operations.

The predominant factor that would reduce demand for our products and services is reduced land-based drilling activity in the continental United States. The price of natural gas has been at historically low levels recently, with the near month NYMEX natural gas futures price at $2.74 per MMbtu as of June 29, 2012, compared to a high of $13.31 per MMbtu in July 2008. The lower prices of natural gas are due in part to increased production, especially from unconventional sources, like shale plays, and high levels of natural gas in storage. According to U.S. Energy Information Administration (“EIA”), the amount of natural gas produced in the continental United States increased from 52.1 bcf/d in December 2008 to 67.93 bcf/d in April 2012. Furthermore, the amount of natural gas in storage in the continental United States has increased from approximately 2.8 tcf as of December 2008 to approximately 3.5 tcf as of December 2011. As a result of this price decline and large amount of inventory, the number of land-based natural gas drilling rigs in the continental United States has declined from approximately 1,358 as of December 26, 2008 to approximately 790 as of December 30, 2011. Several of our customers have recently reduced their natural gas exploration and drilling activities. Oil prices have fluctuated significantly in recent years, reaching record highs in 2008, dropping below $40 per barrel in 2009 and trading on the NYMEX at a WTI spot price of $84.96 per barrel as of June 29, 2012. Sustained or further declines in the price of natural gas, as well as declines in the prices of oil or natural gas liquids, could have a further adverse impact on the level of drilling, exploration and production activity, which could materially and adversely affect the demand for our products and services and our results of operations.

Another factor that could reduce demand for our products and services is reduced drilling and production activity as a result of increased government regulation of that activity. Our customers’ drilling and production operations are subject to extensive federal, state, local and foreign laws and government regulations concerning emissions of pollutants and greenhouse gases; hydraulic fracturing; the handling of oil and natural gas and byproducts thereof and other materials and substances used in connection with oil and natural gas operations, including drilling fluids and wastewater, well spacing; production limitations; plugging and abandonment of wells; unitization and pooling of properties; and taxation. More stringent legislation or regulation or taxation of oil and natural gas drilling activity could directly curtail such activity or increase the cost of drilling, resulting in reduced levels of drilling activity and therefore reduced demand for our products and services. Please read “—Climate change legislation or regulations restricting emissions of greenhouse gases could result in increased operating and capital costs for our customers in the oil and natural gas and coal mining industries and reduced demand for our services” and “—Increased regulation of hydraulic fracturing could result in reductions or delays in oil and natural gas production by our customers, which could adversely impact our revenues” and “Business—Environmental” for more information about some of the regulations that impact our E&P customers’ operations and may reduce drilling and production activity.

Some of the other factors that could reduce the drilling and production activity of our customers are described below under “—In addition to commodity price and regulatory risks, other adverse developments generally affecting the E&P or coal mining industries could have a material adverse effect on our results of operations.”

Adverse developments affecting the demand for coal, including sustained low natural gas prices, could have a material adverse effect on our results of operations.

For the fiscal year ended June 30, 2011 and the nine months ended March 31, 2011, 23% and 21%, respectively, of our revenue were generated by customers who are engaged in coal mining. Developments that adversely affect coal mining activities could adversely affect our customers’ demand for our products and services, resulting in a material adverse effect on our results of operations.

Our customers may reduce their coal mining activity as a result of decreased demand for coal and low coal prices. The domestic electricity generation industry accounts for approximately 93% of domestic coal consumption. Demand for coal has been, and may be in the future, adversely impacted by low natural gas prices because natural gas-fired generation can, in some instances and over time, displace electricity generation from coal. This displacement generally occurs as coal becomes less economical due to low, sustained prices of other electricity-generating fuels, such as natural gas. Recently, the supply of natural gas in the U.S. has reached record high levels and the price of natural gas has declined to historically low levels, as described above. Also, transportation costs associated with coal are greater than costs associated with natural gas. A continuing decline in the price of natural gas, or sustained low natural gas prices, could result in lower coal prices and decreased coal consumption by electricity-generating utilities. According to the EIA, the amount of electricity in the United States generated by coal-fired power plants decreased from 50% in December 2008 to 41% in December 2011.

Some of the other factors that could reduce the level of our customers’ coal mining activities are described below under “—An increase in demand for alternative energy sources, including any increase that results from governmental regulation or mandates, could reduce the demand for coal and have a material adverse effect on our results of operations,” “—Environmental regulations that affect our customers who mine for coal could have a material adverse effect on our results of operations,” “—Health and safety regulations that affect our customers who mine for coal could have a material adverse effect on our results of operations,” “—A decrease in the demand for U.S. coal exports could have a material adverse effect on our results of operations,” and “—In addition to commodity price and regulatory risks, other adverse developments generally affecting the E&P or coal mining industries could have a material adverse effect on our results of operations.”

An increase in demand for alternative energy sources, including any increase that results from governmental regulation or mandates, could reduce the demand for coal and have a material adverse effect on our results of operations.

The amount of coal consumed by the electric generation industry is affected primarily by the overall demand for electricity, environmental and other governmental regulations, and the price and availability of alternative energy sources, including nuclear energy and, in some states, renewable energy sources, including biomass, hydroelectric, wind and solar power. Domestically, state and federal mandates for increased use of electricity derived from renewable energy sources could also affect demand for coal. A number of states have enacted mandates that require electricity suppliers to rely on renewable energy sources in generating a certain percentage of power supplied to consumers. Such mandates, combined with other incentives to use renewable energy sources, such as tax credits and the imposition of taxes on coal, could make alternative fuel sources more competitive with coal. Future environmental regulation of greenhouse gas, or GHG, emissions could, over time, accelerate the use by electricity generators of fuels other than coal. A decrease in coal consumption by the electric generation industry could adversely affect the price of coal, which could negatively affect our customers’ level of activity, financial condition and results of operations and, thereby, the demand for our products and services.

Environmental regulations that affect our customers who mine for coal could have a material adverse effect on our results of operations.

The federal Clean Air Act and similar state and local laws extensively regulate the amount of pollutants, including sulfur dioxide, particulate matter, nitrogen oxides, mercury and other compounds emitted by electric power plants, which are the largest end-users of our customers’ coal. A series of more stringent requirements relating to these and other air pollutants will, or are expected to become effective in coming years. More stringent air emissions limitations, which have been adopted or proposed, may require significant emissions control expenditures for many coal-fired power plants and could have the effect of making coal-fired plants less profitable or economically feasible and may deter the construction of new coal-fired plants.

In addition, the U.S. Environmental Protection Agency, or EPA, has proposed regulations to address the management of coal ash that could result in treating coal ash as a hazardous waste, and doing so would increase regulatory obligations, costs and potential liability for handling coal ash for our coal customers’ utility customers. As a result, some power plants may, over time, shift to the use of other fuels that generate less of these emissions or they may close. From 1980 to 1989, 107 new coal-fired power plants went online in the U.S. compared to only 15 new coal-fired power plants from 2000 to 2009. In comparison, from 1980 to 1989, 321 new natural gas-fired power plants went online in the U.S. compared to 635 new natural gas-fired power plants from 2000 to 2009. Any shift in the use of fuel sources away from coal, closure of existing coal-fired plants, or reduced construction of new plants could have a material adverse effect on our customers’ level of coal mining activity, which would reduce demand for our products and services. In addition, please read “—Climate change legislation or regulations restricting emissions of greenhouse gases could result in increased operating and capital costs for our customers in the oil and natural gas and coal mining industries and reduced demand for our services.”

The coal mining industry is subject to increasingly strict regulation on matters such as:

•	surface subsidence from underground mining;

•	permits and other licensing requirements;

•	remediation of contaminated soil, surface water and groundwater;

•	the discharge of materials into the environment;

•	storage, treatment and disposal of petroleum products and substances which are regarded as hazardous under applicable laws;

•	protection of human health and safety, plant life and wildlife;

•	reclamation and restoration of mining properties after mining is completed; and

•	wetlands protection.

Compliance with these laws and regulations, and delays in the receipt of, or failure to receive or revocation of necessary government permits, can substantially increase the cost of coal mining or have a material adverse effect on our customers’ operations, which can result in a material reduction in the demand for our products and services. Please read “Business—Environmental” for more information about the regulations that impact our customers’ operations and may reduce drilling and production activity.

Health and safety regulations that affect our customers who mine for coal could have a material adverse effect on our results of operations.

Our customers may reduce their coal mining activity as a result of governmental regulation relating to health and safety. Federal and state safety and health regulations in the coal mining industry are among the most comprehensive and pervasive systems for protection of employee safety and health affecting any segment of United States industry. Compliance with these requirements imposes significant costs on our customers and can result in reduced productivity.

In addition, new legislation or regulations may be adopted that would have a significant impact on the coal mining operations of our customers or on their customers’ ability to use coal. For example, in response to underground mine accidents in the last decade, state and federal legislatures and regulatory authorities have increased scrutiny of mine safety matters and adopted more stringent requirements governing all forms of mining, including increased sanctions for and disclosure regarding non-compliance. High profile adverse events or accidents at coal mines may further increase political pressure to intensify regulation of coal mining. If these or similar measures are ultimately imposed by federal or state governments or pursuant to international treaty, our customers’ coal mining activities may be materially and adversely affected, which can result in a material reduction in the demand for our products and services.

In addition, federal and state regulatory agencies, including the Mine Safety and Health Administration (“MSHA”), have the authority under certain circumstances following significant health, safety or environmental incidents or pursuant to permitting authority to order a mine to be temporarily or permanently closed.

A decrease in the demand for U.S. coal exports could have a material adverse effect on our results of operations.

Coal miners in our areas of operation produce a majority of the metallurgical coal mined in the United States. Metallurgical coal is used by steel companies to produce metallurgical coke for use in the steel making process and is exported at a higher rate than the thermal coal produced in other parts of the United States. As a result, these customers are exposed to the risk of declining export markets for coal they mine. The demand for U.S. coal exports is dependent upon a number of factors outside of our customers’ control, including the overall demand for electricity in foreign markets, currency exchange rates, the demand for foreign-produced steel both in foreign markets and in the U.S. market (which is dependent in part on tariff rates on steel), general economic conditions in foreign countries and technological developments. A substantial or extended decline in coal prices or a decline in demand for coal abroad could adversely affect our operating results as our customers reduce their mining activities.

In addition to commodity price and regulatory risks, other adverse developments generally affecting the E&P or coal mining industries could have a material adverse effect on our results of operations.

In addition to the commodity price and regulatory risks discussed above, our customers are exposed to a variety of other risks that may reduce their demand for our products and services, including:

•	U.S. and worldwide economic conditions;

•	a reduction in production volumes or reserves estimates for oil and natural gas;

•	an inability to obtain capital or financing on satisfactory terms for oil and natural gas drilling and production and coal mining operations;

•	inadequate infrastructure facilities, including transportation and storage facilities, for their operations;

•	operational delays, including those related to the permitting process, changes in geologic conditions, equipment failures and natural disasters;

•	adverse weather and seasonal trends;

•	the volatility and uncertainty of regional pricing differentials and premiums;

•	increased taxes on hydrocarbons;

•	local, state and federal political pressures relating to unconventional resources of oil and natural gas such as shale plays or use of resources perceived as having less environmental impact;

•	demand for alternate fuels and alternative sources of supply; and

•	the effect of energy conservation measures.

An adverse development in any of these areas could have an adverse impact on our customers’ operations or financial condition, which could in turn result in reduced demand for our products and services and less cash available for distributions to unitholders.

The contracts we have with most of our customers do not obligate them to purchase product from us.

Most of our product sales are generated pursuant to master service agreements under which our customers have an option, but not the obligation, to purchase product from us. Although some customers have contracts under which they agree to purchase all of their products from us, they are typically under no obligation to purchase a minimum amount. Moreover, as these contracts expire or are terminated, they must be renegotiated or replaced. We may be unable to renegotiate or replace contracts or arrangements when they expire, and the terms of any renegotiated contracts may not be as favorable as those of the contracts or arrangements they replace. Whether these contracts or arrangements are successfully renegotiated or replaced is often subject to factors beyond our control. Such factors include sustained increases in fuel prices, the counterparty’s ability to pay for or accept the contracted volumes and a competitive marketplace for the products offered by us. If our customers do not purchase products from us under our master service agreements or otherwise, our sales would decline, and our financial condition, results of operations and cash available for distribution to our unitholders would be adversely affected.

We depend on a limited number of customers for a substantial portion of our revenues. The loss of, or a material nonpayment by, our key customers could adversely affect our results of operations, financial condition and ability to make cash distributions to our unitholders.

We rely on a limited number of customers for a substantial portion of our revenues. Our top 20 customers accounted for approximately 58% of our revenues for the twelve months ended March 31, 2012. Our largest customer, Chesapeake Operating, Inc. and its affiliates (“Chesapeake”), accounted for approximately 21% of our revenues for the same period. Our contracts with these customers generally do not obligate them to purchase products or services from us. In addition, some of these key customers may experience financial problems that could have an adverse effect on their creditworthiness. Severe financial problems encountered by our customers could limit our ability to collect amounts owed to us. Furthermore, some of our key customers may be highly leveraged and subject to their own operating and regulatory risks, which increases the risk that they may default on their obligations to us. Please read “—We are exposed to trade credit risk in the ordinary course of our business activities.” The loss of all or a portion of revenues from these key customers as a result of competition, creditworthiness or otherwise, could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions to our unitholders.

Our business is subject to the risk of supplier concentration.

We depend on a limited number of suppliers for the sourcing of our refined petroleum products. As a result of this concentration in our supply chain, our business and operations would be negatively affected if any of our key suppliers were to experience significant disruption affecting the price, quality, availability or timely delivery of their products. The partial or complete loss of one of these suppliers, or a significant adverse change in our relationship with any of these suppliers, could result in lost revenue, added costs and distribution delays that could harm our business and customer relationships. During the twelve months ended March 31, 2012, based on total purchase cost, our largest supplier of fuel represented 26% of our distillate fuel purchases, and our largest supplier of lubricants represented 64% of our lubricant purchases. In addition, concentration in our supply chain can exacerbate our exposure to risks associated with the termination by key suppliers of our distribution agreements or any adverse change in the terms of such agreements, which could have a negative impact on our profitability.

A significant decrease in demand for refined petroleum products in the industries we serve would reduce our ability to make distributions to our unitholders.

A significant decrease in demand for refined petroleum products in the industries that we serve could significantly reduce our revenues and, therefore, reduce our ability to make or increase distributions to our unitholders. For instance, reduced demand for refined petroleum products, principally diesel fuel and lubricating oil, may be caused by recession or other adverse economic conditions, increased market prices of refined petroleum products for a sustained period, higher fuel taxes or other governmental or regulatory actions. These events may also increase, directly or indirectly, the cost of the refined petroleum products we provide and could lead to a decrease in market demand for refined petroleum products.

Certain of our operating costs and expenses are fixed and do not vary with the volumes we distribute. These costs and expenses may not decrease ratably or at all should we experience a reduction in our volumes distributed and sold. As a result, we may experience declines in our product margin if our sales volumes decrease.

Our business may be adversely affected by a deterioration in general economic conditions or a weakening of the broader energy industry.

A prolonged economic slowdown, another recession in the United States, adverse events relating to the energy industry and local, regional and national economic conditions and factors, particularly a slowdown in the E&P industry, could negatively impact our operations and therefore adversely affect our results. The risks associated with our business are more acute during periods of economic slowdown or recession because such periods may be accompanied by decreased spending by our customers.

Conservation measures and the use of alternative fuels by our customers could reduce demand for our fuels.

The majority of our revenue stems from the delivery of petroleum-based distillate fuel and related services. Fuel conservation measures, alternative fuel requirements, alternatives to oil and natural gas, technological advances in fuel economy and cost considerations could reduce demand for our distillate fuels. Any government-mandated controls or regulations that promote the use or development of alternative fuels, such as ethanol, could further reduce demand for our products. In addition, a number of drilling rig operators are experimenting with the use of compressed natural gas, or CNG, and liquefied natural gas, or LNG, to power their rigs instead of the fuels we currently provide. We cannot predict the impact of the changing demand for oil and natural gas products and services or the use of CNG or LNG in drilling rigs, and any major changes may have a material adverse effect on demand for our services, which would adversely affect our results of operations and cash available for distribution to unitholders.

Substantially all of our customers in the coal mining industry are located in the Central Appalachian region, which has experienced a substantial decline in coal production.

Customers located in the Central Appalachian region generated approximately 98% of the revenues we received from customers in the coal mining industry during the twelve months ended March 31, 2012. Total coal production in the Central Appalachian region declined approximately 29% from 2000 to 2010, while total U.S. coal production increased 1.0% over the same period, according to the EIA. The EIA projects coal production in the Central Appalachian region will decline 58% from 186 million tons in 2011 to 77 million tons by 2020 due primarily to production challenges, reserve degradation, difficulties acquiring permits needed to conduct mining operations, particularly mountain top removal, and additional, more costly and stringent safety regulations. As a result, our customers in the Central Appalachian region may reduce their coal mining activity by suspending mine operations until conditions improve. To the extent we are not able to replace reduced sales to customers in the Central Appalachian region with increased sales to other customers, our results of operations and cash available for distribution to unitholders would be adversely affected.

Our financial condition and results of operations are influenced by increases and decreases in the prices of refined petroleum products, which may adversely impact our product margins.

Although we generally charge our customers a spread over prevailing market prices, fluctuations in the price of petroleum products could still have adverse effects on our business and liquidity. For instance, increases in fuel prices will lead to increases in our inventory and accounts receivable, which would increase our working capital needs. This could require us to increase borrowings under our new revolving credit facility, which would increase interest expense and reduce the amount of borrowings available for other uses, such as acquisitions and capital expenditures. Moreover, when prices for refined petroleum products rise, some of our customers may have insufficient credit to purchase supply from us at their historical purchase volumes, and their customers, in turn, may reduce consumption, thereby reducing demand for our customer’s products. Increases in fuel prices could also affect the amount of fuel we are able to purchase due to the credit limits we have with our suppliers. Furthermore, when fuel prices increase, we may be unable to promptly pass our additional costs to our customers, resulting in lower product margins for us, which could adversely affect our results of operations and cash available for distribution to unitholders.

Our risk management policies cannot eliminate all commodity risk or the impact of adverse market conditions, which can adversely affect our results of operations.

Although a substantial majority of our product purchases are delivered to the customer on the same day, we are exposed to commodity price risk for the portion of our purchases that are delivered more than one day after purchase. We may from time to time enter into forward fixed-price sales contracts with customers. In these transactions, we may buy product based on the price of one index and sell based on the price of another index, exposing us to commodity price risk related to the differences in the indices. We do not presently have derivative instruments to manage this inventory and commodity price risk.

We manage our processes to maintain substantial balance between purchases and sales for future delivery obligations. These steps, however, may not detect and prevent all violations of such risk management policies and procedures, particularly if intentional misconduct is involved. To the extent our policies and procedures fail to ensure balance between our business risk and risk management activities or to the extent our risk management policies are violated, we could suffer losses from adverse changes in the market for refined petroleum products, and such losses could be material.

We face intense competition, including against companies that have capital resources greater than ours and that control greater supplies of refined petroleum products.

Our competitors are numerous, ranging from terminal companies and major oil companies to other independent marketers and distributors of varying sizes, financial resources and experience. Some of our non-

independent or integrated competitors have greater capital resources and control of or access to greater supplies of fuels and lubricants, which they may be able to purchase at lower cost than us. Other competitors, even if smaller in size, may have greater experience and stronger relationships in their local markets. In addition, we face competition from our existing suppliers who may choose to distribute their products directly to our customers using third party distributors. If we are unable to compete effectively on factors such as price, reliability, quality of service, responsiveness, product expertise, geographic reach and safety, we may lose existing customers or fail to acquire new customers, which could have a material adverse effect on our financial condition, results of operations and cash available for distribution to our unitholders. We describe the competition we face in greater detail under “Business—Competition.”

If the products we produce or purchase from our suppliers fail to meet the specifications we have agreed to supply to our customers, we could be subject to damages and our customer relationships could be adversely affected.

We purchase the refined petroleum products we resell from various suppliers. Our specially-blended lubricant products are intended to provide performance attributes for our customers’ products. If any of these products fail to meet the specifications requested by our customers, our customer relationships could be adversely affected as customers seek other suppliers who can provide similar products. We could be subject to claims and other liabilities for the replacement of the product or damages for costs incurred as a result of the product failing to perform in accordance with agreed specifications. Any of these occurrences could have a material adverse effect on our business, financial condition, results of operations and cash available for distribution to unitholders.

Our value-added services may be replicated by potential customers, existing customers or competitors, thereby reducing both the price we charge for such services and our revenues.

We provide a variety of value-added services to our customers, such as on-site equipment monitoring and maintenance, fuel management programs, cost control programs and environmental services. Customers may choose not to outsource these functions to us. Because our services are not proprietary, existing customers may decide to adopt some of our techniques and perform these functions internally. In addition, our existing and potential competitors, including major petroleum suppliers, may develop comparable services. This could erode our competitive advantage and reduce demand for our services, which could have a material adverse impact on our financial condition, results of operations and cash available for distribution to unitholders.

We are exposed to trade credit risk in the ordinary course of our business activities.

We are exposed to risks of loss in the event of nonperformance by our customers and by counterparties of our forward contracts, options and swap agreements. We have experienced nonperformance by our customers and counterparties in the past and we take reserves for accounts more than 90 days past due. Some of our customers and counterparties may be highly leveraged and subject to their own operating and regulatory risks. We may not be able to terminate contracts with customers that have a high risk of default at the times we deem appropriate, thereby exposing us to a larger amount of doubtful accounts. Even if our credit review and analysis mechanisms work properly, we may experience financial losses in our dealings with customers and other parties.

We may be unable to obtain a sufficient number of skilled workers and equipment.

We require personnel with specialized skills and experience who can perform physically demanding work in, and vehicles that can safely transport refined petroleum products to, remote, rugged or environmentally sensitive sites. The demand for skilled workers, including drivers and hydraulic fracturing crews, and equipment that can operate in challenging environments is high and the supply of each is limited. In addition, training and development of these workers requires us to invest capital in them. Our operations could suffer and our profitability diminish if we fail to hire and retain skilled workers or if we experience a shortage of delivery vehicles. Our ability to expand our operations could be limited if we are unable to increase the size of our skilled labor force. Moreover, changes in customer or regulatory vehicle specifications could result in substantial additional compliance costs, which could adversely affect our results of operations and cash available for distribution to our unitholders.

We depend on key personnel for the success of our business.

We depend on the services of our senior management team and other key personnel. The loss of the services of any member of senior management or key employee could have a material adverse effect on our business. We may not be able to locate or employ on acceptable terms qualified replacements for senior management or other key employees if their services were no longer available. In addition, we rely on the abilities of our regional managers, many of whom managed their businesses prior to our acquisition of them.

Our operations are subject to federal, state, and local laws and regulations relating to operational safety, transportation and security that could require us to incur substantial costs and liabilities.

The workplaces we operate are subject to the requirements of the Occupational Safety and Health Act (“OSHA”), the MSHA and comparable state statutes and regulations thereunder that regulate the protection of human health and safety. Hazard communication standards require that we maintain information about hazardous materials used or produced in our operations and that we provide this information to our employees, state and local government authorities and local residents. In addition, the operation of our specialized vehicle fleet and its transportation of petroleum-based products are subject to extensive regulation by the U.S. Department of Transportation under the Federal Motor Carrier Safety Act and the Hazardous Materials Transportation Act. Federal and state agencies could also impose additional safety regulations to which we might be subject.

Our workplaces and transportation activities are also subject to the USA PATRIOT Act of 2001. The PATRIOT Act imposes rules applicable to shippers and carriers of hazardous materials that could be used in terrorist activities, including bulk flammable liquids such as refined petroleum products. These rules require operations such as ours to generate and implement site security plans and improvements to site security measures and impose security training requirements.

If we fail to comply with OSHA, MHSA or other federal, state or local safety or security requirements, including record keeping requirements, monitoring of occupational exposure to regulated substances and regulations relating to hazardous cargo in transport, we could become subject to fines and significant additional compliance costs.

Changes in trucking regulations may increase our costs and negatively impact our results of operations.

For the delivery of fuel and other products to our customers, we operate a fleet of specialized trucks and delivery equipment. We are therefore subject to regulation as a motor carrier by the United States Department of Transportation (“DOT”) and various state agencies. These federal and state regulatory authorities exercise broad powers, generally governing such activities as the authorization to engage in motor carrier operations, driver licensing and insurance requirements, safety, equipment testing and transportation of hazardous materials. Our trucking operations, including the special modifications we make to our equipment and vehicles to operate in remote, rugged or environmentally sensitive areas, are subject to possible regulatory and legislative changes that may increase our costs. Some of these possible changes include increasingly stringent environmental regulations, fuel emissions limits, changes in the hours of service regulations which govern the amount of time a driver may drive or work in any specific period and limits on vehicle weight and size and other matters.

Our operations are subject to federal, state and local laws and regulations governing the product quality specifications of the refined petroleum products that we purchase, transport and sell.

Various federal, state and local agencies have the authority to prescribe specific product quality specifications to the sale of commodities, including many of our products. Changes in product quality specifications, such as reduced sulfur content in refined petroleum products, or other more stringent requirements for fuels, could reduce our ability to procure product and our sales volume, require us to incur additional handling costs and require us to make capital expenditures to upgrade our facilities and transportation assets. If we are unable to procure product or to recover these costs through increased sales, it may have an adverse impact on our results of operations. Failure to comply with these regulations could result in substantial penalties.

Our operations are subject to or otherwise affected by federal, state, and local laws and regulations relating to environmental protection that could require us to incur substantial costs and liabilities.

The risk of substantial environmental costs and liabilities is inherent in our operations, which involve the receipt and redelivery of refined petroleum products. We are subject to or otherwise affected by stringent federal, state and local laws and regulations governing the discharge of materials into the environment, or otherwise relating to the protection of the environment and related matters. Compliance with these laws and regulations increases our overall costs, including our capital costs to maintain and upgrade equipment and facilities. In addition, our overall costs may increase as a result of third parties’ environmental compliance obligations. We utilize a number of facilities that are owned and operated by third parties whose compliance with these stringent environmental requirements could increase the cost of doing business with these facilities. Also, the price we pay for refined petroleum products may increase due to our suppliers’ environmental compliance costs.

Various governmental authorities, including the EPA, have the power to enforce compliance with these laws, regulations and the permits issued under them, and violators are subject to administrative, civil and criminal penalties, including fines, injunctions or both. Joint, several and strict liability may be incurred without regard to fault, or the legality of the original conduct, under federal and state environmental laws for the remediation of contaminated areas at our facilities or at other properties where we or our predecessors have disposed of or released hazardous materials. Private parties, including the owners of properties located near our facilities and those with whom we do business, also may have the right to pursue legal actions against us to enforce compliance with environmental laws, as well as seek damages for personal injury or property damage in connection with environmental impacts or human exposure to petroleum products or hazardous materials. We may also be held liable for damages to natural resources. Our insurance may not cover all environmental risks and costs or may not provide sufficient coverage in the event an environmental claim is made against us.

The possibility exists that new laws or regulations may be adopted, or that judicial interpretations or more stringent enforcement of existing laws and regulations may occur, that could significantly increase our costs, materially affect our operations, cash flow, and profitability, either through direct impacts on our services, or indirect impacts that affect our customers and reduce their demand for our services. We may incur increased costs because of stricter pollution control requirements, discovery of new or more extensive contamination, the failure of other responsible parties to address contamination, or liabilities resulting from non-compliance with required permits or other laws and regulations. New environmental regulations might adversely affect our products and activities, as well as our obligations related to waste management and control of air emissions. Because the laws and regulations applicable to our operations, and the enforcement and interpretation thereof, are subject to change, compliance with future laws, regulations or enforcement policies may have a material adverse effect on our results of operations. Please read “Business—Environmental” for more information.

Climate change legislation or regulations restricting emissions of greenhouse gases could result in increased operating and capital costs for our customers in the oil and natural gas and coal mining industries and reduced demand for our services.

In December 2009, the EPA determined that emissions of carbon dioxide, methane and other greenhouse gases (“GHG”) present an endangerment to public health and the environment because emissions of such gases are, according to the EPA, contributing to warming of the earth’s atmosphere and other climatic changes. Based on these findings, the EPA has begun adopting and implementing regulations to restrict emissions of GHGs under existing provisions of the federal Clean Air Act. The EPA has adopted two sets of rules regulating GHG emissions under the Clean Air Act, one that requires a reduction in emissions of GHGs from motor vehicles and the other that regulates emissions of GHGs from certain large stationary sources. The EPA has also adopted rules requiring the reporting of GHG emissions from specified large GHG emission sources on an annual basis, beginning in 2011 for emissions occurring after January 1, 2010, as well as certain onshore oil and natural gas production, processing, transmission, storage and distribution facilities on an annual basis, beginning in 2012 for emissions occurring in 2011. Further, in March 2012, the EPA proposed the first Clean Air Act standard for carbon pollution from new power plants, which will require future coal plants to install new technology to reduce carbon emissions. This standard could lead to a decrease in the construction of new coal-fired power plants, which may reduce demand for coal and have a significant impact on the mining operations of our customers, thereby decreasing demand for our products and services.

The permitting of new coal-fired power plants has also recently been contested by state regulators and environmental organizations over concerns related to GHG emissions from the new plants. Further, governmental agencies have been providing grants or other financial incentives to entities developing or selling alternative energy sources with lower levels of GHG emissions, which may lead to more competition from those entities. There have also been several public nuisance lawsuits brought against power, coal, oil and natural gas companies alleging that their operations are contributing to climate change.

The U.S. Congress has also from time to time considered adopting legislation to reduce emissions of GHGs, and almost one-half of the states have already taken measures to reduce emissions of GHGs primarily through the planned development of GHG emission inventories and/or regional GHG cap and trade programs. The adoption of legislation or regulatory programs to reduce emissions of GHGs could require our customers to incur increased operating costs, such as costs to purchase and operate emissions control systems, to acquire emission allowances or comply with new regulatory or reporting requirements. Any such legislation or regulatory programs could also increase the cost of consuming, and thereby reduce demand for, oil, natural gas or coal. Consequently, legislation and regulatory programs to reduce emissions of GHGs could have an adverse effect on our customers’ financial condition, levels of oil and natural gas drilling activity and operations and demand for our products and services.

Increased regulation of hydraulic fracturing could result in reductions or delays in oil and natural gas production by our customers, which could adversely impact our revenues.

A significant percentage of our E&P customers’ oil and natural gas production is being developed from unconventional sources, such as hydrocarbon shales. These reservoirs require hydraulic fracturing completion processes to release the oil or natural gas from the rock so it can flow through casing to the surface. Hydraulic fracturing involves the injection of water, sand and chemicals under pressure into the formation to stimulate production. A number of federal agencies, including the EPA and the U.S. Department of Energy, are analyzing, or have been requested to review, a variety of environmental issues associated with shale development, including hydraulic fracturing. Along these lines, on May 11, 2012, the Bureau of Land Management, or BLM, issued a proposed rule that would require the public disclosure of chemicals used in hydraulic fracturing operations, set requirements for well-bore integrity and establish flowback water standards for all hydraulic fracturing operations on federal public lands and American Indian Tribal lands. The rule would require companies to disclose the chemicals used in hydraulic fracturing operations to the BLM after fracturing operations have been completed, which would then become publicly available, and includes provisions addressing well-bore integrity and flowback water management plans. Some industry commentators have predicted that similar rules will follow that will impose a national minimum standard on hydraulic fracturing activities. In addition, the EPA has asserted federal regulatory authority over hydraulic fracturing involving diesel additives under the Safe Drinking Water Act’s Underground Injection Control Program and has begun the process of drafting guidance documents related to this assertion of regulatory authority. Further, some states and municipalities have adopted, and other states and municipalities are considering adopting, regulations that could prohibit hydraulic fracturing in certain areas or impose more stringent disclosure and/or well construction requirements on hydraulic fracturing operations. At the same time, certain environmental groups have suggested that additional laws may be needed to more closely and uniformly regulate the hydraulic fracturing process, and legislation has been proposed by some members of Congress to provide for such regulation. We cannot predict whether any such legislation will ever be enacted and if so, what its provisions would be. If additional levels of regulation and permits were required through the adoption of new laws and regulations at the federal or state level, that could lead to delays, increased operating costs and process prohibitions for our customers that could reduce demand for our products and services, which would materially adversely affect our revenues, results of operations and cash available for distribution to unitholders.

We are exposed to performance risk in our supply chain.

The success of our business depends upon our ability to purchase, sell and deliver refined petroleum products to our customers. We rely upon our suppliers to timely produce the volumes and types of refined petroleum products for which they contract with us. In the event one or more of our suppliers does not perform in accordance with its contractual obligations, our sales could be significantly harmed. The supply of petroleum products may be decreased by political events, natural disasters, logistical issues associated with delivery schedules or otherwise. These factors, as well as terrorist activity, military action or other similar conditions, as well as extreme market demand, may also disrupt the availability or supply of crude oil and consequently decrease the supply of refined petroleum products. If any of these events were to occur, we may not be able to satisfy our supply requirements and may be required to pay more for product that we purchase on the open market, which could result in financial losses and adversely affect our financial condition, results of operations and cash available for distribution to our unitholders, and could possibly damage our customer relationships.

We may not be able to renew our leases or our agreements for distribution and storage facilities when they expire.

The properties that we own or lease or at which we maintain dedicated storage facilities play a key role in moving product to our customers. As of March 31, 2012, we leased or owned approximately 40 dedicated storage and distribution facilities. These include several key locations that would be difficult or impossible for us to replace or replicate. The agreements governing our lease arrangements are subject to expiration at various dates through August 2019. These agreements may not be renewed when they expire, or if renewed, may not be renewed at similar rates and on similar terms. If we are unable to renew these agreements at rates and on terms comparable to those of today, it could have an adverse effect on our business, financial condition, results of operations and cash available for distribution to our unitholders.

We may have the opportunity to grow and expand our business through acquisitions. If we do not make acquisitions on economically acceptable terms, our financial condition may be materially and adversely affected.

We may have the opportunity to grow and expand our business through acquisitions. Our ability to grow depends, in part, on our ability to make acquisitions that result in an increase in the cash generated per unit from operations. We may be unable to make such accretive acquisitions for any of the following reasons:

•	we are unable to identify attractive acquisition candidates or negotiate acceptable purchase contracts for them;

•	we are unable to fund or raise financing for such acquisitions on economically acceptable terms; or

•	we are outbid by competitors.

In addition, we may consummate acquisitions, which at the time of consummation we believe will be accretive, but which ultimately may not be accretive.

If any of these events were to occur, our financial condition and our ability to increase cash distributions to unitholders may be materially and adversely affected.

We may need to obtain additional capital or financing to fund expansion of our asset base, which could increase our financial leverage and diminish our ability to make quarterly cash distributions.

In order to expand our asset base, we will need to make expansion capital expenditures. These expenditures may be significant because our fleet of specialized delivery vehicles and other assets require significant capital to purchase and modify. If we do not make sufficient or effective expansion capital expenditures, we will be unable to expand our business operations and may be unable to maintain or raise the level of our quarterly cash distributions. We will be required to use cash from our operations or incur borrowings or sell additional common units or other securities in order to fund our expansion capital expenditures. Using cash from operations will reduce cash available for distribution to our common unitholders. Our ability to obtain financing or to access the capital markets for future equity or debt offerings may be limited by our financial condition at the time of any such financing or offering as well as the covenants in our debt agreements, general economic conditions and contingencies and uncertainties that are beyond our control. Even if we are successful in obtaining funds for expansion capital expenditures through equity or debt financings, the terms thereof could limit our ability to pay distributions to our common unitholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional limited partner interests may result in significant common unitholder dilution and increase the aggregate amount of cash required to maintain the then-current distribution rate, which could materially decrease our ability to pay distributions at the then-current distribution rate.

We do not have any commitment with our general partner or other affiliates, including Maxum Petroleum, to provide any direct or indirect financial assistance to us following the completion of this offering.

Acquisitions and expansions into new areas of operation in the future could expose us to increased operating risks.

As part of our growth strategy, we have made and intend to make acquisitions of other petroleum marketers and distributors and have expanded and intend to expand into new areas of operation in response to customer needs. This expansion could expose us to additional risks, including:

•	mistaken assumptions about volumes, revenues and costs, including synergies and the overall costs of debt or equity;

•	the potential disruption of our ongoing business, including the diversion of management’s time and attention from our core business;

•	the risk of entering markets in which we have limited or no prior experience;

•	expansions into new areas of operation may expose us to new operating risks;

•	excess capacity and idle equipment as our customers transition to new operating areas;

•	a delay in the ramp up of our customers’ operations in new areas may delay our reaching anticipated revenue levels;

•	the incurrence of debt or significant cash expenditures;

•	difficulty in cross-selling our other products and services in the market covered by acquired companies or in the new areas of operation; and

•	problems with product and service quality, legal issues, contingent liabilities or other significant risks that we may not detect through the due diligence process.

Although we endeavor to evaluate the risks inherent in any particular transaction or any expansion, we may not properly ascertain all such risks. Difficulties encountered with acquisitions or expansion activities may have a material adverse effect on our business, financial condition and results of operations.

We may not be able to successfully integrate acquisitions into our business.

Our acquisition strategy requires that we successfully integrate acquired companies into our business practices as well as our procurement, management and enterprise-wide information technology systems. We may not be successful in implementing our business practices at acquired companies, and our acquisitions could face difficulty in transitioning from their previous information technology systems to our own. Any such difficulties could affect our financial performance and operations. If we are unsuccessful in taking advantage of these opportunities, our performance, results of operations and ability to increase distributions to unitholders will suffer.

Restrictions in our revolving credit facility could adversely affect our business, results of operations, financial condition and ability to make cash distributions to our unitholders.

In connection with the completion of this offering, we expect to enter into a revolving credit facility which limits our ability to, among other things:

•	incur or guarantee additional debt;

•	make distributions on or redeem or repurchase units;

•	make certain investments, loans and acquisitions;

•	incur certain liens or permit them to exist;

•	enter into certain types of transactions with affiliates;

•	merge or consolidate with another company or otherwise engage in a change of control;

•	transfer, sell or otherwise dispose of assets; and

•

make capital expenditures during any fiscal year in excess of (i) $50 million plus, (ii) an amount of up to 50% of the unused limit in the previous fiscal year with such carry-forward amount being deemed used first in the succeeding fiscal year.

We expect that our revolving credit facility will prohibit any distribution if an event of default exists or would exist as a result of such distribution or if availability under our revolving credit facility is less than 10% of the borrowing base.

In addition, we expect our revolving credit facility will also contain covenants requiring us to maintain certain financial ratios.

The provisions of our revolving credit facility may affect our ability to obtain future financing and pursue attractive business opportunities and our flexibility in planning for, and reacting to, changes in business conditions. In addition, a failure to comply with the provisions of this facility could result in a default or an event of default that could enable our lenders to declare the outstanding principal of that debt, together with accrued and unpaid interest, to be immediately due and payable. If the payment of our debt is accelerated, our assets may be insufficient to repay such debt in full, and our unitholders could experience a partial or total loss of their investment.

A sustained failure of our information technology systems could adversely affect our business.

We use information technology systems to operate our business and communicate among our facilities. A sustained outage could adversely affect our business by preventing us from:

•	acquiring adequate supplies on a cost effective basis and delivering them to our facilities and customers;

•	directing products for delivery on a timely basis to locations and facilities where we have delivery obligations;

•	directing products for delivery to markets in which we can generate an attractive product margin;

•	marketing and selling products on a timely basis or at the best available prices; and

•	being able to properly manage the needs of customers for whom we provide supply management services.

Our enterprise-wide information system was implemented only recently and is in the process of being fully integrated into our operations. If our information technology systems are disrupted due to problems with the integration of our information system or otherwise, our customers could determine that we have become an unreliable supplier and could elect to cease purchasing from us, or reduce the volume of product they purchase from us. Such a disruption to our information technology systems could have an adverse effect on our financial condition, results of operations and cash available for distribution to our unitholders. In addition, we may not realize the benefits we anticipate from the implementation of our enterprise-wide information system.

Our operations are subject to operational hazards and unforeseen interruptions for which we may not be adequately insured.

Our operations are subject to operational hazards and unforeseen interruptions such as natural disasters, adverse weather, accidents, fires, explosions, hazardous materials releases or mechanical failures. Some of these events are beyond our control. We are also exposed to the risks associated with the handling and transporting of hazardous materials, including vehicle accidents and spills. If any of these events were to occur, we could incur substantial losses because of breaches of contractual commitments, personal injury or loss of life, severe damage to and destruction of property and equipment, and pollution or other environmental damage, any of which could result in curtailment or suspension of our operations, substantial fines or loss of customers.

We are not fully insured against all risks inherent in our business. In addition, we are not insured against all environmental accidents that might occur, some of which may result in toxic tort claims. Furthermore, we may be unable to maintain or obtain insurance of the type and amount we desire at reasonable rates or such insurance may not cover the full amount of our losses. As a result of market conditions, premiums and deductibles for certain of our insurance policies have increased over the past several years and they may increase further in the future. It is possible that certain types of insurance could become unavailable or available only for reduced amounts of coverage. If we were to incur a significant liability for which we were not fully insured, it could have a material adverse effect on our financial condition, results of operations and cash available for distribution to our unitholders.

Due to the specialized nature of our transport and delivery vehicles and other equipment, our ability to deploy our assets outside of our current business is limited. Adverse developments in our businesses would reduce our ability to make distributions to our unitholders.

Our assets are designed for use in the E&P and mining industries, particularly in remote, rugged or environmentally sensitive areas, and are of limited use in other businesses. Due to our lack of diversification in asset type, an adverse development in these businesses and industries, including adverse developments due to catastrophic events or weather and decreases in demand for refined petroleum products, could have a significantly greater impact on our results of operations and cash available for distribution to our unitholders than if we maintained more diverse assets.

Risks Inherent in an Investment in Us

Our general partner and its affiliates, including Maxum Petroleum and its sponsors, have conflicts of interest with us and limited duties to us and our unitholders, and they may favor their own interests to our detriment and the detriment of our public common unitholders.

Following this offering, Maxum Petroleum will indirectly own and control our general partner and will appoint all of the officers and directors of our general partner, some of whom will also be officers and/or directors of Maxum Petroleum. Although our general partner has a duty to manage us in a manner that is beneficial to us and our unitholders, the directors and officers of our general partner have a fiduciary duty to manage our general partner in a manner that is beneficial to Maxum Petroleum. As a result, conflicts of interest may arise between Maxum Petroleum and our general partner, on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts of interest, our general partner may favor its own interests and the interests of Maxum Petroleum over our interests and the interests of our unitholders. These conflicts include the following situations, among others:

•

Neither our partnership agreement nor any other agreement requires Maxum Petroleum to pursue a business strategy that favors us or utilizes our assets or dictates what markets to pursue or grow. Maxum Petroleum’s directors and officers have a fiduciary duty to make these decisions in the best interests of Maxum Petroleum, which may be contrary to our interests.

•

Our general partner’s affiliates, including Maxum Petroleum and its sponsors, may compete with us and neither our general partner nor its affiliates have any obligation to present business opportunities to us.

•	Our general partner is allowed to take into account the interests of parties other than us, such as Maxum Petroleum, in resolving conflicts of interest.

•

All of the initial officers and certain of the directors of our general partner are also officers and/or directors of Maxum Petroleum and will owe fiduciary duties to Maxum Petroleum. The officers of our general partner will also devote significant time to the business of Maxum Petroleum and will be compensated by Maxum Petroleum accordingly.

•

Our partnership agreement replaces the fiduciary duties that would otherwise be owed by our general partner under applicable law with contractual standards governing its duties and limits our general partner’s liabilities and restricts the remedies available to our unitholders for actions that, without such limitations, might constitute breaches of fiduciary duty under applicable state law.

•	Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

•	Disputes may arise under any commercial agreements we may enter into with Maxum Petroleum and its affiliates.

•

Our general partner determines the amount and timing of asset purchases and sales, borrowings, issuance of additional partnership interests and the creation, reduction or increase of reserves, each of which can affect the amount of cash available for distribution to our unitholders.

•

Our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is classified as a maintenance capital expenditure, which reduces distributable cash flow, or an expansion or investment capital expenditure, which does not reduce distributable cash flow. This determination can affect the amount of cash that is distributed to our unitholders and the ability of the subordinated units to convert to common units.

•	Our general partner determines which costs incurred by it are reimbursable by us.

•

Our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate the expiration of the subordination period.

•

Our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with any of these entities on our behalf.

•	Our general partner intends to limit its liability regarding our contractual and other obligations.

•	Our general partner may exercise its right to call and purchase all of the common units not owned by it and its affiliates if they own more than 80% of the common units.

•	Our general partner controls the enforcement of the obligations that it and its affiliates owe to us, including Maxum Petroleum’s obligations under the omnibus agreement.

•	Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

•	Our general partner may transfer its incentive distribution rights without unitholder approval.

•

Our general partner may elect to cause us to issue common units to it in connection with a resetting of the minimum quarterly distribution and the target distribution levels related to our general partner’s incentive distribution rights without the approval of the conflicts committee of the board of directors of our general partner or our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

Please read “Conflicts of Interest and Duties.”

In addition, Maxum Petroleum, MPOC and affiliates of Metalmark and Waud are parties to a securityholders’ agreement that prohibits Maxum Petroleum and its subsidiaries, including us, from taking certain actions without the consent of such affiliates.

Maxum Petroleum, its sponsors and other affiliates of our general partner are not restricted in their ability to compete with us.

Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner and those activities incidental to its ownership of interests in us. Affiliates of our general partner, including Maxum Petroleum and its other subsidiaries, are not prohibited from owning assets or engaging in businesses that compete directly or indirectly with us. Maxum Petroleum will be under no obligation to make any acquisition opportunities available to us. Moreover, while Maxum Petroleum may offer us the opportunity to buy additional assets from it, it is under no contractual obligation to accept any offer we might make with respect to such opportunity.

Pursuant to the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, does not apply to our general partner or any of its affiliates, including its executive officers and directors, Maxum Petroleum and its sponsors. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. This may create actual and potential conflicts of interest between us and affiliates of our general partner and result in less than favorable treatment of us and our common unitholders. Please read “Conflicts of Interest and Duties.”

Our partnership agreement requires that we distribute all of our available cash, which could limit our ability to grow and make acquisitions.

We will distribute all of our available cash after reserves to our unitholders and will rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund our acquisitions and expansion capital expenditures. As a result, to the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow.

In addition, because we intend to distribute all of our available cash, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional units in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement, and we do not anticipate there being limitations in our revolving credit facility, on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which in turn may reduce the available cash that we can distribute to our unitholders.

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. Following this offering, the market price of our common units may fluctuate significantly, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for our common units. After this offering, there will be only              publicly traded common units, assuming no exercise of the underwriters’ option to purchase additional units. In addition, Maxum Petroleum will own              common units and              subordinated units, representing an aggregate of approximately     % limited partner interest in us. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for the common units will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units may also be influenced by many factors, some of which are beyond our control, including:

•	the level of our quarterly distributions;

•	our quarterly or annual earnings or those of other companies in our industry;

•	the loss of a large customer or adverse events with respect to our customers;

•	the loss of supplier relationships or adverse events with respect to our suppliers;

•	announcements by us or our competitors of significant contracts or acquisitions or other strategic actions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	general economic conditions;

•	conditions that impact the E&P and coal mining industries;

•	the public’s reaction to our press releases and filings with the SEC;

•	the failure of securities analysts to cover our common units after this offering or changes in financial estimates, ratings or recommendations by analysts who track our partnership;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	material litigation or government investigations;

•	change in general conditions in the U.S. and global economies or financial markets;

•	changes in key personnel;

•	volume of trading in our common units;

•	future sales of our common units by us or members of our management team; and

•	other factors described in these “Risk Factors.”

You will experience immediate and substantial dilution in net tangible book value of $         per common unit.

The assumed initial public offering price of $         per common unit (the midpoint of the price range set forth on the cover page of this prospectus) exceeds our pro forma net tangible book value of $         per unit. Based on the assumed initial public offering price of $         per common unit, you will incur immediate and substantial dilution in pro forma net tangible book value of $         per common unit. This dilution results primarily because the assets contributed by Maxum Petroleum are recorded in accordance with GAAP at their historical cost, and not their fair value. Please read “Dilution.”

The NYSE does not require a publicly traded partnership like us to comply with certain of its corporate governance requirements.

We intend to apply to list our common units on the NYSE. Unlike most corporations, we are not required by NYSE rules to have, and we do not intend to have, a majority of independent directors on our general partner’s board of directors or a compensation committee or a nominating and corporate governance committee. Additionally, any future issuance of additional common units or other securities, including to affiliates, will not be subject to the NYSE’s shareholder approval rules. Accordingly, unitholders will not have the same protections afforded to certain corporations that are subject to all of the NYSE corporate governance requirements. Please read “Management.”

Our partnership agreement replaces our general partner’s fiduciary duties to holders of our common units with contractual standards governing its duties.

Our partnership agreement contains provisions that eliminate the fiduciary standards to which our general partner would otherwise be held by state law relating to fiduciary duties and replace those duties with several different contractual standards. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner or otherwise, free of contractual or fiduciary duties to us and our unitholders other than the implied contractual covenant of good faith and fair dealing, which means that a court will enforce the reasonable expectations of the partners where the language in the partnership agreement does not provide for a clear course of action. This provision entitles our general partner to consider only the interests and factors that it desires and relieves it of any duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or our limited partners. Examples of decisions that our general partner may make in its individual capacity include:

•	how to allocate corporate opportunities among us and its affiliates;

•	whether to exercise its limited call right;

•	whether to seek approval of the resolution of a conflict of interest by the conflicts committee of the board of directors of our general partner

•	how to exercise its voting rights with respect to the units it owns;

•	whether to elect to reset target distribution levels;

•	whether to transfer the incentive distribution rights or any units it owns to a third party; and

•	whether or not to consent to any merger or consolidation of the partnership or amendment to the partnership agreement.

By purchasing a common unit, a common unitholder agrees to become bound by the provisions in the partnership agreement, including the provisions discussed above. Please read “Conflicts of Interest and Duties—Duties of the General Partner.”

Our partnership agreement restricts the remedies available to holders of our common units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

Our partnership agreement contains provisions that restrict the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty under state fiduciary duty law. For example, our partnership agreement provides that:

•

whenever our general partner, the board of directors of our general partner or any committee thereof (including the conflicts committee) makes a determination or takes, or declines to take, any other action in their respective capacities, our general partner, the board of directors of our general partner and any committee thereof (including the conflicts committee), as applicable, is required to make such determination, or take or decline to take such other action, in good faith, meaning that it subjectively believed that the decision was in the best interests of our partnership, and, except as specifically provided by our partnership agreement, will not be subject to any other or different standard imposed by our partnership agreement, Delaware law, or any other law, rule or regulation, or at equity;

•	our general partner will not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as such decisions are made in good faith;

•

our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners resulting from any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its officers and directors, as the case may be, acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful; and

•

our general partner will not be in breach of its obligations under the partnership agreement (including any duties to us or our unitholders) if a transaction with an affiliate or the resolution of a conflict of interest is:

(a)	approved by the conflicts committee of the board of directors of our general partner, although our general partner is not obligated to seek such approval;

(b)	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner and its affiliates;

(c)	determined by our general partner to be on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

(d)	determined by our general partner to be fair and reasonable to us, taking into account the totality of the relationships among the parties involved, including other transactions that may be particularly favorable or advantageous to us.

In connection with a situation involving a transaction with an affiliate or a conflict of interest, any determination by our general partner or the conflicts committee must be made in good faith. If an affiliate transaction or the resolution of a conflict of interest is not approved by our common unitholders or the conflicts committee and the board of directors of our general partner determines that the resolution or course of action taken with respect to the affiliate transaction or conflict of interest satisfies either of the standards set forth in subclauses (c) and (d) above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.

Reimbursements due to our general partner and its affiliates for services provided to us or on our behalf will reduce cash available for distribution to our common unitholders. The amount and timing of such reimbursements will be determined by our general partner.

Prior to making any distribution on our common units, we will reimburse our general partner and its affiliates, including Maxum Petroleum, for expenses they incur and payments they make on our behalf. Under the omnibus agreement, we will reimburse our general partner and its affiliates for certain expenses incurred on our behalf, including administrative costs, such as compensation expense for those persons who provide services necessary to run our business, and insurance expenses. Please read “Certain Relationships and Related Party Transactions—Omnibus Agreement.” Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us. The reimbursement of expenses and payment of fees, if any, to our general partner and its affiliates will reduce the amount of available cash to pay cash distributions to our common unitholders. Please read “Our Cash Distribution Policy and Restrictions on Distributions.”

Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders will have no right on an annual or ongoing basis to elect our general partner or its board of directors. Rather, the board of directors of our general partner will be appointed by Maxum Petroleum. Furthermore, if the unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price. Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

Even if holders of our common units are dissatisfied, they cannot initially remove our general partner without its consent.

Unitholders initially will be unable to remove our general partner without its consent because our general partner and its affiliates, including Maxum Petroleum, will own sufficient units upon the completion of this offering to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding common and subordinated units voting together as a single class is required to remove our general partner. Following the completion of this offering, Maxum Petroleum will indirectly own     % of our outstanding common and subordinated units. Also, if our general partner is removed without cause during the subordination period and units held by our general partner and its affiliates are not voted in favor of that removal, all remaining subordinated units will automatically convert into common units and any existing arrearages on our common units will be extinguished. A removal of our general partner under these circumstances would adversely affect our common units by prematurely eliminating their distribution and liquidation preference over our subordinated units, which would otherwise have continued until we had met certain distribution and performance tests. Cause is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable to us or any limited partner for actual fraud or willful misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business, so the removal of our general partner because of unitholder dissatisfaction with the performance of our general partner in managing our partnership will most likely result in the termination of the subordination period and conversion of all subordinated units to common units.

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units.

Unitholders’ voting rights are further restricted by a provision of our partnership agreement providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter.

Our general partner interest or the control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, our partnership agreement does not restrict the ability of Maxum Petroleum to transfer all or a portion of its ownership interest in our general partner to a third party. The new owner of our general partner would then be in a position to replace the board of directors and officers of our general partner with its own designees and thereby exert significant control over the decisions made by the board of directors and officers.

The incentive distribution rights of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its incentive distribution rights to a third party at any time without the consent of our unitholders. If our general partner transfers its incentive distribution rights to a third party but retains its general partner interest, our general partner may not have the same incentive to grow our partnership and increase quarterly distributions to unitholders over time as it would if it had retained ownership of its incentive distribution rights. For example, a transfer of incentive distribution rights by our general partner could reduce the likelihood of Maxum Petroleum selling or contributing additional assets to us, as Maxum Petroleum would have less of an economic incentive to grow our business, which in turn would impact our ability to grow our asset base.

We may issue additional units without your approval, which would dilute your existing ownership interests.

Our partnership agreement does not limit the number of additional limited partner interests, including limited partner interests that rank senior to the common units, that we may issue at any time without the approval of our unitholders. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

•	our existing unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•

because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•

because the amount payable to holders of incentive distribution rights is based on a percentage of the total cash available for distribution, the distributions to holders of incentive distribution rights will increase even if the per unit distribution on common units remains the same;

•	the ratio of taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

Maxum Petroleum may sell units in the public or private markets, and such sales could have an adverse impact on the trading price of the common units.

After the sale of the common units offered by this prospectus, assuming that the underwriters do not exercise their option to purchase additional common units, Maxum Petroleum will indirectly hold an aggregate of              common units and              subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and may convert earlier under certain circumstances. In addition, we have agreed to provide Maxum Petroleum with certain registration rights. The sale of common or subordinated units by Maxum Petroleum in the public or private markets could have an adverse impact on the price of the common units or on any trading market that may develop.

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements so that the counterparties to such arrangements have recourse only against our assets, and not against our general partner or its assets. Our general partner may therefore cause us to incur indebtedness or other obligations that are nonrecourse to our general partner. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner’s duties, even if we could have obtained more favorable terms without the limitation on liability. In addition, we are obligated to reimburse or indemnify our general partner to the extent that it incurs obligations on our behalf. Any such reimbursement or indemnification payments would reduce the amount of cash otherwise available for distribution to our unitholders.

Our general partner has a limited call right that may require you to sell your units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price that is not less than their then-current market price, as calculated pursuant to the terms of our partnership agreement. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. At the completion of this offering, and assuming no exercise of the underwriters’ option to purchase additional common units, Maxum Petroleum will indirectly own approximately     % of our outstanding common units. At the end of the subordination period, assuming no additional issuances of common units (other than upon the conversion of the subordinated units), Maxum Petroleum will indirectly own approximately     % of our outstanding common units. For additional information about this right, please read “The Partnership Agreement—Limited Call Right.”

Our general partner, or any transferee holding a majority of the incentive distribution rights, may elect to cause us to issue common units to it in connection with a resetting of the minimum quarterly distribution and the target distribution levels related to the incentive distribution rights, without the approval of the conflicts committee of our general partner or our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

The holder or holders of a majority of the incentive distribution rights, which is initially our general partner, have the right, at any time when there are no subordinated units outstanding and the holders received incentive distributions at the highest level to which they are entitled (48.0%) for each of the prior four consecutive fiscal quarters (and the amount of each such distribution did not exceed distributable cash flow for each such quarter), to reset the initial target distribution levels at higher levels based on our cash distribution at the time of the exercise of the reset election. Following a reset election, the minimum quarterly distribution will be reset to an amount equal to the average cash distribution per unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”), and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution. Our general partner has the right to transfer the incentive distribution rights at any time, in whole or in part, and any transferee holding a majority of the incentive distribution rights shall have the same rights as our general partner with respect to resetting target distributions.

In the event of a reset of target distribution levels, the holders of the incentive distribution rights will be entitled to receive the number of common units equal to that number of common units which would have entitled the holders to an average aggregate quarterly cash distribution in the prior two quarters equal to the average of the distributions on the incentive distribution rights in the prior two quarters. Our general partner will also be issued the number of general partner units necessary to maintain its general partner interest in us that existed immediately prior to the reset election. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not otherwise be sufficiently accretive to cash distributions per common unit. It is possible, however, that our general partner or a transferee could exercise this reset election at a time when it is experiencing, or expects to experience, declines in the cash distributions it receives related to its incentive distribution rights and may therefore desire to be issued common units rather than retain the right to receive incentive distribution payments based on target distribution levels that are less certain to be achieved in the then current business environment. This risk could be elevated if our incentive distribution rights have been transferred to a third party. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued common units to our general partner in connection with resetting the target distribution levels. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—General Partner’s Right to Reset Incentive Distribution Levels.”

Your liability may not be limited if a court finds that unitholder action constitutes control of our business.

A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. Our partnership is organized under Delaware law, and we conduct business in a number of other states. The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some of the other states in which we do business. You could be liable for any and all of our obligations as if you were a general partner if a court or government agency were to determine that:

•	we were conducting business in a state but had not complied with that particular state’s partnership statute; or

•

your right to act with other unitholders to remove or replace our general partner, to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constitute “control” of our business.

For a discussion of the implications of the limitations of liability on a unitholder, please read “The Partnership Agreement—Limited Liability.”

Unitholders may have liability to repay distributions that were wrongfully distributed to them.

Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of an impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Transferees of common units are liable both for the obligations of the transferor to make contributions to the partnership that were known to the transferee at the time of transfer and for those obligations that were unknown if the liabilities could have been determined from the partnership agreement. Neither liabilities to partners on account of their partnership interest nor liabilities that are non-recourse to the partnership are counted for purposes of determining whether a distribution is permitted.

A restatement of net income or a reversal or change of estimates affecting net income made after the end of the subordination period but affecting net income during the subordination period will not retroactively affect the conversion of the subordinated units even if we would not have had sufficient distributable cash flow based on such restated or adjusted net income to permit conversion.

Our subordinated units will convert into common units upon the satisfaction of certain tests involving the calculation of distributable cash flow on a historical basis. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions.” Distributable cash flow is calculated based on net income, which is a GAAP measure. If net income for a period during the subordination period is restated after the end of the subordination period or if estimates affecting net income made during the subordination period are reversed or changed after the end of the subordination period, it will not retroactively affect the conversion of subordinated units even if we would not have had sufficient distributable cash flow during the subordination period based on such restated or adjusted net income to permit conversion.

We will incur increased costs as a result of being a publicly traded partnership.

We have no history operating as a publicly traded partnership. As a publicly traded partnership, we will incur significant legal, accounting and other expenses. We expect SEC and NYSE rules and regulations to increase our legal and financial compliance costs and to make activities more time-consuming and costly. For example, as a result of becoming a publicly traded partnership, we are required to have at least three independent directors, create an audit committee and adopt policies regarding internal controls and disclosure controls and procedures, including the preparation of reports on internal controls over financial reporting. In addition, we will incur additional costs associated with our publicly traded partnership reporting requirements and our general partner will maintain director and officer liability insurance under a separate policy from Maxum Petroleum’s corporate director and officer insurance. We have included $2.0 million of estimated annual incremental costs associated with being a publicly traded partnership in our financial forecast included elsewhere in this prospectus. However, it is possible that our actual incremental costs of being a publicly traded partnership will be materially higher than we currently estimate.

Tax Risks to Common Unitholders

In addition to reading the following risk factors, you should read “Material Federal Income Tax Consequences” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.

Our tax treatment depends on our status as a partnership for federal income tax purposes. If the IRS were to treat us as a corporation for federal income tax purposes, which would subject us to entity-level taxation, then our cash available for distribution to our unitholders would be substantially reduced.

The anticipated after-tax economic benefit of an investment in the common units depends largely on our being treated as a partnership for federal income tax purposes.

Despite the fact that we are a limited partnership under Delaware law, it is possible in certain circumstances for a partnership such as ours to be treated as a corporation for federal income tax purposes. A change in our business or a change in current law could cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to taxation as an entity.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay state and local income tax at varying rates. Distributions would generally be taxed again as corporate dividends (to the extent of our current and accumulated earnings and profits), and no income, gains, losses, deductions, or credits would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Therefore, if we were treated as a corporation for federal income tax purposes there would be material reduction in the anticipated cash flow and after-tax return to our unitholders, likely causing a substantial reduction in the value of our common units.

Our partnership agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, the minimum quarterly distribution amount and the target distribution amounts may be adjusted to reflect the impact of that law on us.

If we were subjected to a material amount of additional entity-level taxation by individual states, it would reduce our cash available for distribution to our unitholders.

Changes in current state law may subject us to additional entity-level taxation by individual states. Because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. Imposition of such additional tax on us by a state will reduce the cash available for distribution to you. Our partnership agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that subjects us to entity-level taxation, the minimum quarterly distribution amount and the target distribution amounts may be adjusted to reflect the impact of that law on us.

The tax treatment of publicly traded partnerships or an investment in our common units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time, members of the U.S. Congress propose and consider substantive changes to the existing federal income tax laws that affect publicly traded partnerships. Currently, one such legislative proposal would eliminate the qualifying income exception upon which we rely for our treatment as a partnership for U.S. federal income tax purposes. Please read “Material Federal Income Tax Consequences—Partnership Status.” We

are unable to predict whether any of these changes or any other proposals will ultimately be enacted, but it is possible that a change in law could affect us and may, if enacted, be applied retroactively. Any such changes could negatively impact the value of an investment in our common units.

Our unitholders’ share of our income will be taxable to them for U.S. federal income tax purposes even if they do not receive any cash distributions from us.

Because a unitholder will be treated as a partner to whom we will allocate taxable income which could be different in amount than the cash we distribute, a unitholder’s allocable share of our taxable income will be taxable to it, which may require the payment of federal income taxes and, in some cases, state and local income taxes on its share of our taxable income even if it receives no cash distributions from us. Our unitholders may not receive cash distributions from us equal to their share of our taxable income or even equal to the actual tax liability that results from that income.

We are currently required to use a tax year ending June 30, which will make it difficult for us to timely provide you with the information you need to complete your tax return and may require you to report more than twelve months of our income on a single tax return.

Section 706 of the Internal Revenue Code of 1986, as amended (the “Code”), requires us to determine our taxable year based upon the taxable years of our partners. We are currently required to use a taxable year ending June 30. Because we will be unable to determine the taxable years of the holders of our units, we may not report on our required taxable year at some point in the future.

In the event our taxable year changes, a unitholder may be required to include in income for his taxable year his distributive share of more than twelve months of our income, gain, loss and deduction.

Because our taxable year ends June 30, a calendar-year unitholder who sells units during the period from July 1 to December 31 will have to include more than twelve months of our income on a single tax return. Tax information with respect to income allocated to the period from July 1 to the date of sale will not be available until after the end of our taxable year—June 30 of the subsequent calendar year—even though such income is includable on the unitholder’s tax return for the calendar year in which the sale is made. Such unitholders may be required to file returns before receiving tax information from us. In such case, unitholders may be required to file amended returns once tax information becomes available.

We are unable to provide Schedule K-1 tax information reports with respect to our taxable year ending June 30 until after the close of the calendar year in which our taxable year ended, but we are currently required to file our tax return no later than the March 15 following the close of that calendar year. This shortened period between the time at which unitholders receive the Schedule K-1 and the due date for our tax return hinders our ability to correct any errors that may appear on the Schedule K-1. Unitholders may be required to take positions inconsistent with the information provided on the Schedule K-1 in order to correct any such errors, and in such case, will be required to provide the IRS with notice of such inconsistent treatment.

If the IRS contests the federal income tax positions we take, the market for our common units may be adversely impacted and the cost of any IRS contest will reduce our cash available for distribution to our unitholders.

The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take, and the IRS’s positions may ultimately be sustained. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or the positions we take and such positions may not ultimately be sustained. A court may not agree with some or all of our counsel’s conclusions or the positions we take. Any contest with the IRS, and the outcome of any IRS contest, may have a materially adverse impact on the market for our common units and the price at which they trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our cash available for distribution.

A portion of our operations are conducted by a subsidiary that is treated as a corporation for federal and state income tax purposes and is consequently subject to corporate-level federal and state income taxes.

A portion of our operations are conducted by Maxum Petroleum Products, Inc., our subsidiary that is treated as a corporation for federal income tax purposes as well as for purposes of the corporate income taxes imposed by many states. In the future, we may elect to conduct additional operations through this subsidiary or additional subsidiaries that are treated as corporations for federal and state income tax purposes. Maxum Petroleum Products, Inc. is, and any future subsidiaries that are treated as corporations would be, subject to corporate-level federal and state income tax, which reduces the cash available for distribution to us and, in turn, to our unitholders. If the IRS or a state taxing authority were to successfully assert that any subsidiary that is taxable as a corporation has more tax liability than we anticipate or legislation were enacted that increased the corporate tax rate, our cash available for distribution to our unitholders would be further reduced.

Tax gain or loss on the disposition of our common units could be more or less than expected.

If you sell your common units, you will recognize a gain or loss for federal income tax purposes equal to the difference between the amount realized and your tax basis in those common units. Because distributions in excess of your allocable share of our net taxable income decrease your tax basis in your common units, the amount, if any, of such prior excess distributions with respect to the common units you sell will, in effect, become taxable income to you if you sell such common units at a price greater than your tax basis in those common units, even if the price you receive is less than your original cost. Furthermore, a substantial portion of the amount realized on any sale or other disposition of your common units, whether or not representing gain, may be taxed as ordinary income due to potential recapture items, including depreciation recapture. In addition, because the amount realized includes a unitholder’s share of our nonrecourse liabilities, if you sell your common units, you may incur a tax liability in excess of the amount of cash you receive from the sale. Please read “Material Federal Income Tax Consequences—Disposition of Common Units—Recognition of Gain or Loss” for a further discussion of the foregoing.

Tax-exempt entities and non-U.S. persons face unique tax issues from owning our common units that may result in adverse tax consequences to them.

Investment in common units by tax-exempt entities, such as employee benefit plans and individual retirement accounts (known as IRAs), and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file U.S. federal income tax returns and pay tax on their share of our taxable income. If you are a tax-exempt entity or a non-U.S. person, you should consult a tax advisor before investing in our common units.

We will treat each purchaser of common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

Because we cannot match transferors and transferees of common units and because of other reasons, we will adopt depreciation and amortization positions that may not conform to all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. Our counsel is unable to opine as to the validity of such filing positions. It also could affect the timing of these tax benefits or the amount of gain from your sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to your tax returns. Please read “Material Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Section 754 Election” for a further discussion of the effect of the depreciation and amortization positions we will adopt.

We prorate our items of income, gain, loss and deduction for U.S. federal income tax purposes between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

We will prorate our items of income, gain, loss and deduction for U.S. federal income tax purposes between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The use of this proration method may not be permitted under existing Treasury Regulations. Recently, however, the U.S. Treasury Department issued proposed Treasury Regulations that provide a safe harbor pursuant to which publicly traded partnerships may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we have adopted. If the IRS were to challenge this method or new Treasury regulations were issued, we may be required to change the allocation of items of income, gain, loss and deduction among our unitholders. Our counsel has not rendered an opinion with respect to whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations. Please read “Material Federal Income Tax Consequences—Disposition of Common Units—Allocations Between Transferors and Transferees.”

A unitholder whose common units are loaned to a “short seller” to cover a short sale of common units may be considered as having disposed of those common units. If so, he would no longer be treated for federal income tax purposes as a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition.

Because a unitholder whose common units are loaned to a “short seller” to cover a short sale of common units may be considered as having disposed of the loaned common units, he may no longer be treated for federal income tax purposes as a partner with respect to those common units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan to the short seller, any of our income, gain, loss or deduction with respect to those common units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those common units could be fully taxable as ordinary income. Our counsel has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to cover a short sale of common units; therefore, our unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to consult a tax advisor to discuss whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from loaning their common units.

We will adopt certain valuation methodologies and monthly conventions for U.S. federal income tax purposes that may result in a shift of income, gain, loss and deduction between our general partner and our unitholders. The IRS may challenge this treatment, which could adversely affect the value of the common units.

When we issue additional units or engage in certain other transactions, we will determine the fair market value of our assets and allocate any unrealized gain or loss attributable to our assets to the capital accounts of our unitholders and our general partner. Our methodology may be viewed as understating the value of our assets. In that case, there may be a shift of income, gain, loss and deduction between certain unitholders and our general partner, which may be unfavorable to such unitholders. Moreover, under our valuation methods, subsequent purchasers of common units may have a greater portion of their Internal Revenue Code Section 743(b) adjustment allocated to our tangible assets and a lesser portion allocated to our intangible assets. The IRS may challenge our valuation methods, or our allocation of the Section 743(b) adjustment attributable to our tangible and intangible assets, and allocations of taxable income, gain, loss and deduction between our general partner and certain of our unitholders.

A successful IRS challenge to these methods or allocations could adversely affect the amount of taxable income or loss being allocated to our unitholders. It also could affect the amount of taxable gain from our unitholders’ sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to our unitholders’ tax returns without the benefit of additional deductions.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have technically terminated our partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of determining whether the 50% threshold has been met, multiple sales of the same interest will be counted only once. Our technical termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns (and our unitholders could receive two Schedules K-1 if relief was not available, as described below) for one fiscal year and could result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a year ending June 30, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead we would be treated as a new partnership for tax purposes. If treated as a new partnership, we must make new tax elections and could be subject to penalties if we are unable to determine that a termination occurred. The IRS has recently announced a publicly traded partnership technical termination relief program whereby, if a publicly traded partnership that technically terminated requests publicly traded partnership technical termination relief and such relief is granted by the IRS, among other things, the partnership will only have to provide one Schedule K-1 to unitholders for the year notwithstanding two partnership tax years. Please read “Material Federal Income Tax Consequences—Disposition of Common Units—Constructive Termination” for a discussion of the consequences of our termination for federal income tax purposes.

As a result of investing in our common units, you may become subject to state and local taxes and return filing requirements in jurisdictions where we operate or own or acquire properties.

In addition to federal income taxes, our unitholders will likely be subject to other taxes, including state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we conduct business or own property now or in the future, even if they do not live in any of those jurisdictions. Our unitholders will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, our unitholders may be subject to penalties for failure to comply with those requirements. We will initially own property or conduct business in a number of states, most of which currently impose a personal income tax on individuals. Most of these states also impose an income tax on corporations and other entities. As we make acquisitions or expand our business, we may own property or conduct business in additional states that impose a personal income tax. It is your responsibility to file all U.S. federal, state and local tax returns. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in our common units.

Compliance with and changes in tax laws could adversely affect our performance.

We are subject to extensive tax laws and regulations, including federal, state and foreign income taxes and transactional taxes such as excise, sales/use, payroll, franchise and ad valorem taxes. New tax laws and regulations and changes in existing tax laws and regulations are continuously being enacted that could result in increased tax expenditures in the future. Many of these tax liabilities are subject to audits by the respective taxing authority. These audits may result in additional taxes as well as interest and penalties.

USE OF PROCEEDS

We expect the estimated net proceeds from this offering, after deducting underwriting discounts, the structuring fee and estimated offering expenses, to be $         million. We expect to use $         million of the net proceeds to fund a distribution to MPOC, and the remainder to pay accounts payable, to fund working capital and for other general partnership purposes. If the underwriters exercise their option to purchase additional common units in full, the estimated additional net proceeds will be approximately $         million. We expect to use the net proceeds from any exercise of such option to fund an additional cash distribution to MPOC.

A $1.00 increase or decrease in the assumed initial public offering price of $         per common unit would cause the net proceeds from this offering, after deducting underwriting discounts, the structuring fee and estimated offering expenses, to increase or decrease, respectively, by approximately $         million.

CAPITALIZATION

The following table shows cash and cash equivalents and capitalization as of March 31, 2012:

•	on a historical basis with respect to our predecessor; and

•

on a pro forma basis after giving effect to the offering and other formation transactions described under “Prospectus Summary—Formation Transactions and Partnership Structure,” including the application of the net proceeds of the offering as described under “Use of Proceeds.”

This table is derived from, should be read in conjunction with and is qualified in its entirety by reference to, our audited historical financial statements and unaudited pro forma condensed consolidated financial statements, each as of March 31, 2012 and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2012
	Predecessor	Partnership
	Historical	As Adjusted
	(in thousands)
Cash and cash equivalents	$230	$

Debt including current portion:
Revolving credit facility (1)	$—	$
Partners’ capital/partner net investment:
Net parent equity	288,811
Partnership equity (2)
Common units—public
Common units—Maxum Petroleum
Subordinated units—Maxum Petroleum
General partner interest—Maxum Petroleum

Total partners’ capital/partner net investment	288,811

Total capitalization	$288,811	$

(1)	In connection with the completion of this offering, we will enter into a $250 million revolving credit facility. We do not expect to have any borrowings outstanding under our revolving credit facility at the completion of this offering.

(2)	On a pro forma basis, as of March 31, 2012, the public would have held common units, Maxum Petroleum would have held an aggregate of common units and subordinated units, and our general partner would have held general partner units.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the pro forma net tangible book value per unit after the offering. On a pro forma basis as of March 31, 2012, our net tangible book value was $         million, or $         per unit. Purchasers of common units in this offering will experience immediate and substantial dilution in net tangible book value per unit for financial accounting purposes, as illustrated in the following table:

Assumed initial public offering price per common unit		$
Pro forma net tangible book value per unit before the offering (a)	$
Increase in pro forma net tangible book value per unit attributable to purchasers in the offering

Less: Pro forma net tangible book value per unit after the offering (b)

Immediate dilution in pro forma net tangible book value per unit attributable to purchasers in the offering (c)(d)		$

(a)	Determined by dividing the number of units ( common units, subordinated units and general partner units) to be issued to subsidiaries of Maxum Petroleum for their contribution of assets and liabilities to Maxum Energy Logistics Partners, LP into the pro forma net tangible book value of the contributed assets and liabilities.

(b)	Determined by dividing the total number of units to be outstanding after the offering ( common units, subordinated units and general partner units) into our pro forma net tangible book value, after giving effect to the application of the net proceeds of the offering.

(c)	If the initial public offering price were to increase or decrease by $1.00 per common unit and the number of units to be offered remains the same, then dilution in net tangible book value per common unit would equal $ and $ , respectively.

(d)	Because the total number of units outstanding following this offering will not be impacted by any exercise of the underwriters’ option to purchase additional common units and any net proceeds from such exercise will not be retained by us, there will be no change to the dilution in net tangible book value per common unit to purchasers in the offering due to any such exercise of the option.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by Maxum Petroleum and by the purchasers of common units in this offering upon completion of the transactions contemplated by this prospectus:

	Units Acquired			Total Consideration
	Number	Percent		Amount	Percent
Common Units owned by Maxum Petroleum and its affiliates (1)(2)(3)			%	$		%
Public Common Units			%			%

Total		100.0%		$	100.0%

(1)	The units acquired by our general partner and its affiliates consist of common units, subordinated units and general partner units.

(2)	Assumes the underwriters’ option to purchase additional units is not exercised.

(3)	The assets contributed by the general partner and its affiliates were recorded at historical cost in accordance with GAAP. Book value of the consideration provided by the general partner and its affiliates, as of March 31, 2012, after giving effect to the formation transactions is as follows:

(in thousands)
Book value of net assets contributed	$
Less: Distribution to Maxum Petroleum from net proceeds of this offering

Total consideration	$

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy in conjunction with the factors and assumptions upon which our cash distribution policy is based, which are included under the heading “—Assumptions and Considerations” below. In addition, please read “Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business. For additional information regarding our historical and pro forma operating results, you should refer to our historical combined and pro forma condensed consolidated financial statements and related notes included elsewhere in this prospectus.

General

Rationale for Our Cash Distribution Policy

Our partnership agreement requires us to distribute all of our available cash quarterly. Our cash distribution policy reflects our belief that our unitholders will be better served if we distribute rather than retain available cash, because, among other reasons, we believe we will generally finance any expansion capital expenditures from external financing sources. Generally, our available cash for each fiscal quarter is all cash and cash equivalents on hand on the date of determination of available cash, less the amount of cash reserves established by our general partner at the date of determination of available cash. Because we are not subject to an entity-level federal income tax, we have more cash to distribute to our unitholders than would be the case were we subject to federal income tax.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that our unitholders will receive quarterly distributions from us. We do not have a legal obligation to pay the minimum quarterly distribution or any other distribution except to distribute available cash as provided in our partnership agreement. Our cash distribution policy is subject to certain restrictions and may be changed at any time. The reasons for such uncertainties in our stated cash distribution policy include the following factors:

•

Our cash distribution policy will be subject to restrictions on cash distributions under our revolving credit facility. We expect that our revolving credit facility will prohibit any distribution if an event of default exists or would exist as a result of such distribution or if availability under our revolving credit facility is less than 10% of the borrowing base. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Revolving Credit Facility” on page 101.

•

Our general partner will have the authority to establish reserves for the proper conduct of our business and for future cash distributions to our unitholders, and the establishment or increase of those reserves could result in a reduction in cash distributions to our unitholders from the levels we currently anticipate pursuant to our stated cash distribution policy. Any determination to establish cash reserves made by our general partner in good faith will be binding on our unitholders. Our partnership agreement provides that in order for a determination by our general partner to be considered to have been made in good faith, our general partner must subjectively believe that the determination is in our best interests. This does not require the general partner’s determination to be reasonable.

•

While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including the provisions requiring us to make cash distributions contained therein, may be amended. Our partnership agreement generally may not be amended during the subordination period without the approval of our common unitholders (excluding common units held by our general partner and its affiliates) other than in certain circumstances where no unitholder approval is required.

However, our partnership agreement can be amended with the consent of our general partner and the approval of a majority of the outstanding common units (including common units held by our general partner and its affiliates) after the subordination period has ended. At the completion of this offering, assuming no exercise of the underwriters’ option to purchase additional units, Maxum Petroleum will own our general partner as well as approximately     % of our outstanding common units and all of our outstanding subordinated units, representing an aggregate     % limited partner interest in us. Please read “The Partnership Agreement—Amendment of the Partnership Agreement.”

•

Even if our cash distribution policy is not modified or revoked, the amount of cash that we distribute and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement.

•

Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets.

•

We may lack sufficient cash to pay distributions to our unitholders due to cash flow shortfalls attributable to a number of operational, commercial or other factors as well as increases in our operating or general and administrative expense, principal and interest payments on our debt, working capital requirements and anticipated cash needs. Our cash available for distribution to common unitholders is directly impacted by our cash expenses necessary to run our business and will be reduced dollar-for-dollar to the extent such uses of cash increase.

•

Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute cash to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of future indebtedness, applicable state partnership and limited liability company laws and other laws and regulations.

•

If and to the extent our cash available for distribution materially declines, we may elect to reduce our quarterly cash distributions in order to service or repay our debt or fund expansion capital expenditures.

Our Ability to Grow is Dependent on Our Ability to Access External Expansion Capital

Because we will distribute all of our available cash to our unitholders, we expect that we will rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund our acquisitions and expansion capital expenditures. We do not have any commitment with our general partner or other affiliates, including Maxum Petroleum, to provide any direct or indirect financial assistance to us following the completion of this offering. As a result, to the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow. In addition, because we intend to distribute all of our available cash, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional units in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units and the incremental distributions on the incentive distribution rights may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement, and we do not anticipate that there will be limitations in our revolving credit facility, on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which in turn may impact the available cash that we have to distribute to our unitholders.

Our Minimum Quarterly Distribution

Upon the completion of this offering, our partnership agreement will provide for a minimum quarterly distribution of $         per unit for each complete quarter, or $         per unit on an annualized basis. Our ability to make cash distributions at the minimum quarterly distribution rate will be subject to the factors described above under “—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy.” Quarterly distributions, if any, will be made within 45 days after the end of each quarter, on or about the 15th day of each August, November, February and May to holders of record on or about the first day of each such month. If the distribution date does not fall on a business day, we will make the distribution on the first business day immediately following the indicated distribution date. We do not expect to make distributions for the period that begins on July 1, 2012, and ends on the day prior to the completion of this offering other than the distribution to be made to Maxum Petroleum in connection with the completion of this offering as described in “Prospectus Summary—Formation Transactions and Partnership Structure” and “Use of Proceeds.” We will adjust our first distribution for the period from the completion of this offering through September 30, 2012 based on the actual length of the period. The amount of available cash needed to pay the minimum quarterly distribution on all of our common units, subordinated units and general partner units to be outstanding immediately after this offering for one quarter and on an annualized basis is summarized in the table below:

Minimum Quarterly Distributions
(in millions)
	Number of Units	One Quarter	Annualized
Publicly held common units		$	$
Common units held by Maxum Petroleum		$	$
Subordinated units held by Maxum Petroleum		$	$
General partner units		$	$

Total		$	$

As of the completion of this offering, our general partner will be entitled to 0.1% of all distributions that we make prior to our liquidation. Our general partner’s initial 0.1% interest in these distributions may be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us in order to maintain its initial 0.1% general partner interest. Our general partner will also initially hold the incentive distribution rights, which entitle the holder to increasing percentages, up to a maximum of 48.0%, of the cash we distribute in excess of $         per unit per quarter.

During the subordination period, before we make any quarterly distributions to our subordinated unitholders, our common unitholders are entitled to receive payment of the full minimum quarterly distribution plus any arrearages in distributions of the minimum quarterly distribution from prior quarters. Please read “Provisions of our Partnership Agreement Relating to Cash Distributions—Subordination Period.” We cannot guarantee, however, that we will pay the minimum quarterly distribution on our common units in any quarter.

Although holders of our common units may pursue judicial action to enforce provisions of our partnership agreement, including those related to requirements to make cash distributions as described above, our partnership agreement provides that any determination made by our general partner in its capacity as our general partner must be made in good faith and that any such determination will not be subject to any other standard imposed by the Delaware Act or any other law, rule or regulation or at equity. Our partnership agreement provides that, in order for a determination by our general partner to be made in good faith, our general partner must subjectively believe that the determination is in our best interests. Please read “Conflicts of Interest and Duties.”

Our cash distribution policy, as expressed in our partnership agreement, may not be modified or repealed without amending our partnership agreement; however, the actual amount of our cash distributions for any quarter is subject to fluctuations based on the amount of cash we generate from our business and the amount of reserves our general partner establishes in accordance with our partnership agreement as described above. In addition, the audit committee of the board of directors of our general partner must approve any change in the application of an accounting policy or principle that results in a gain or loss and is not required by law, GAAP or the Public Company Accounting Oversight Board or similar regulatory body prior to its adoption.

In the sections that follow, we present in detail the basis for our belief that we will be able to fully fund our annualized minimum quarterly distribution of $         per unit for the twelve months ending June 30, 2013. In those sections, we present two tables, consisting of:

•

“Unaudited Pro Forma Cash Available for Distribution for the Fiscal Year Ended June 30, 2011 and the Twelve Months Ended March 31, 2012,” in which we present the amount of cash we would have had available for distribution on a pro forma basis for the fiscal year ended June 30, 2011 and the twelve months ended March 31, 2012, derived from our audited and unaudited financial data that are included in this prospectus, as adjusted to give pro forma effect to this offering and the related formation transactions; and

•

“Estimated Cash Available for Distribution for the Twelve Months Ending June 30, 2013,” in which we explain our belief that we will be able to generate sufficient distributable cash flow for us to pay the annualized minimum quarterly distribution on all units for the twelve months ending June 30, 2013.

Unaudited Pro Forma Cash Available for Distribution for the Fiscal Year Ended June 30, 2011 and the Twelve Months Ended March 31, 2012

If we had completed this offering on July 1, 2010, our unaudited pro forma cash available for distribution for the fiscal year ended June 30, 2011 would have been approximately $31.1 million. This amount would have been sufficient to pay the minimum quarterly distribution of $         per unit per quarter ($         per unit on an annualized basis) on all of our common units and a cash distribution of $         per unit per quarter ($         per unit on an annualized basis), or approximately     % of the minimum quarterly distribution, on all of our subordinated units for such period.

If we had completed this offering on April 1, 2011, our unaudited pro forma cash available for distribution for the twelve months ended March 31, 2012 would have been approximately $29.0 million. This amount would have been sufficient to pay the minimum quarterly distribution of $         per unit per quarter ($         per unit on an annualized basis) on all of our common units and a cash distribution of $         per unit per quarter ($         per unit on an annualized basis), or approximately     % of the minimum quarterly distribution, on all of our subordinated units for such period.

Our unaudited pro forma cash available for distribution for the fiscal year ended June 30, 2011 and the twelve months ended March 31, 2012 includes $2.0 million of estimated incremental general and administrative expenses that we expect to incur annually as a result of becoming a publicly traded partnership. Incremental general and administrative expenses related to being a publicly traded partnership include expenses associated with annual and quarterly reporting, tax returns and Schedule K-1 preparation and distribution expenses, Sarbanes-Oxley compliance expenses, expenses associated with listing on the NYSE, independent auditor fees, legal fees, investor relations expenses, registrar and transfer agent fees, director and officer liability insurance expenses and director compensation. These expenses are not reflected in the historical financial statements of our Predecessor or our pro forma financial statements included elsewhere in the prospectus.

We based the pro forma adjustments upon currently available information and specific estimates and assumptions. The pro forma amounts below do not purport to present our results of operations had this offering and related formation transactions been completed as of the dates indicated. As a result, you should view the amount of pro forma cash available for distribution only as a general indication of the amount of cash available for distribution that we might have generated had we completed this offering on the dates indicated. The pro forma amounts below are presented on a twelve-month basis, and there is no guarantee that we would have had available cash sufficient to pay the full minimum quarterly distribution on all of our outstanding common units and subordinated units for each quarter within the twelve-month periods presented.

The following table illustrates, on a pro forma basis, for the fiscal year ended June 30, 2011 and the twelve months ended March 31, 2012 the amount of cash that would have been available for distribution to our unitholders, assuming that this offering and the related formation transactions had been completed at the beginning of such periods.

Maxum Energy Logistics Partners, LP

Unaudited Pro Forma Cash Available for Distribution

	Fiscal Year Ended June 30, 2011			Twelve Months Ended March 31, 2012
	(in thousands, except per unit data)
Pro Forma Net Income		$14,774			$18,507
Add:
Tax expense (a)		700			700
Interest expense		3,276			3,574
Depreciation and amortization		13,962			16,478
Equity-based compensation		572			674
Business transformation expense (b)		6,737			4,456
Loss from the early extinguishment of debt		199			—
Unrealized derivative losses		335			564
Acquisition expenses (c)		286			121
Miscellaneous expense (d)		—			962

Pro Forma Adjusted EBITDA (e)		40,841			46,036
Less:
Cash interest expense, net		3,276			3,574
Maintenance capital expenditures (f)		3,570			9,882
Expansion capital expenditures (g)		19,977			26,688
Incremental general and administrative expense of being a public company (h)		2,000			2,000
Cash portion of miscellaneous expense		—			750
Tax expense (a)		700			700
Abandoned acquisition expenses (c)		189			106
Add:
Borrowings to fund expansion capital expenditures (g)		19,977			26,688

Pro Forma Distributable Cash Flow and Pro Forma Cash Available for Distribution		$31,106			$29,024

Pro Forma Cash Distributions:
Annual distribution per unit (based on a minimum quarterly distribution rate of $ per unit)	$			$
Annual distributions to:
Public common unitholders	$			$
Maxum Petroleum:
Common units
Subordinated units
General partner units

Total distributions to Maxum Petroleum

Total Distributions	$			$

Excess (Shortfall)	$			$

Percent of minimum quarterly distribution payable to common unitholders			%			%

Percent of minimum quarterly distribution payable to subordinated unitholders			%			%

(a)	Reflects income tax expense of Maxum Petroleum Products, Inc., a wholly-owned subsidiary of our operating company, which markets, sells and distributes products to end users.

(b)	Represents a cash expense equal to Maxum Petroleum’s allocation to us of our proportionate share of the cost of the development of an enterprise-wide information system, which was fully implemented into our operations on October 1, 2011. No additional business transformation expenses will be allocated to us upon the completion of the offering. Because Maxum Petroleum would not have allocated these expenses to us had the formation transactions and this offering been completed at the beginning of the periods presented, we have excluded these cash expenses in calculating pro forma Adjusted EBITDA and pro forma cash available for distribution.

(c)	In our determination of distributable cash flow under the partnership agreement, we adjust net income to add back acquisition-related expenses associated with (i) successful acquisitions or (ii) any other potential acquisitions that have not been abandoned. All such costs are required to be expensed in accordance with GAAP. Distributable cash flow is reduced by acquisition expenses incurred in connection with abandoned acquisitions.

(d)	Includes a $0.8 million cash payment in connection with the early termination of a customer contract relating to the termination of a hedge as a result of the bankruptcy of the counterparty to that hedge and a $0.2 million non-cash write-off of unamortized software costs, in each case for the twelve months ended March 31, 2012.

(e)	For a definition of Adjusted EBITDA and a reconciliation to its most directly comparable financial measures calculated and presented in accordance with GAAP, please read “Prospectus Summary—Summary Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.”

(f)	Maintenance capital expenditures are cash expenditures (including expenditures for the construction of new capital assets or the replacement, improvement or expansion of existing capital assets) made to maintain our long-term operating income or operating capacity. Examples include expenditures necessary to sustain current business activities, such as the purchase of replacement vehicles, to maintain the ability to service existing customers, to comply with environmental regulations and to maintain standards for employee safety.

(g)	Expansion capital expenditures are cash expenditures incurred for acquisitions of assets or capital improvements that we expect will increase our operating income or operating capacity over the long term. Examples include purchases of new vehicles, storage facilities and other equipment and major investments, in each case to expand into new markets, deliver new products or services or improve our competitive position. Expansion capital expenditures also include spending on projects that reduce costs, increase productivity or improve our ability to service our customers.

(h)	Represents incremental annual general and administrative expenses related to being a publicly traded partnership, including expenses associated with annual and quarterly reporting, tax returns and Schedule K-1 preparation and distribution expenses, Sarbanes-Oxley compliance expenses, expenses associated with listing on the NYSE, independent auditor fees, legal fees, investor relations expenses, registrar and transfer agent fees, director and officer liability insurance expenses and director compensation.

Estimated Cash Available for Distribution for the Twelve Months Ending June 30, 2013

We forecast that our estimated distributable cash flow for the twelve months ending June 30, 2013 will be approximately $50.0 million. This amount would exceed by $         million the amount needed to pay the aggregate minimum quarterly distribution of $         per unit on all of our common, subordinated and general partner units for the twelve months ending June 30, 2013. Our forecasted distributable cash flow for the twelve months ending June 30, 2013 is approximately $20.9 million, or 72.1%, more than the pro forma distributable cash flow for the pro forma twelve months ended March 31, 2012. The principal drivers of this expected increase are (a) greater fuel volumes delivered to current and new E&P customers as a result of increased drilling and production activity following a period of temporarily reduced activity as our E&P customers relocate rigs from dry gas areas to liquids-rich areas; (b) higher service revenues from current and new E&P customers as a result of increased well completion activity, including a significant increase in the amount of hydraulic fracturing, and increased drilling and production activity; (c) increased procurement efficiency and other benefits resulting from substantial investments made by us in periods prior to the forecast period, which will enable us to serve the expected increase in activity of current and new customers; and (d) lower SG&A expense primarily due to the absence of expenses associated with a transition to a new information technology system. These positive developments will be partially offset by reduced demand from our coal mining customers, as lower natural gas prices have increased natural gas consumption at the expense of coal.

Our forecast assumes we will generate a lower amount of distributable cash flow in the first half of the twelve months ending June 30, 2013 as compared to the second half of such twelve-month period because we expect to increasingly realize the benefit of the expected increases in activity by our E&P customers, significant investments made in prior periods and improvements in our procurement efficiency throughout such period. As a result, we expect that distributable cash flow generated in each of the first and second quarters of the forecast period will not be sufficient to pay the minimum quarterly distribution on all units for each such quarter. Specifically, we expect to generate distributable cash flow sufficient to pay the full minimum quarterly distribution of $         per unit per quarter on all of our common units in the quarter ending September 30, 2012 and the quarter ending December 31, 2012, but only approximately     % and     % of the minimum quarterly distributions on all of our subordinated units in the quarter ending September 30, 2012 and the quarter ending December 31, 2012, respectively. We expect that distributable cash flow generated in the second half of the forecast period will more than offset the shortfall in distributable cash flow generated in the first half of the forecast period. As a result, the total distributable cash flow generated (which excludes borrowings to fund distributions) for the twelve months ending June 30, 2013 will exceed the aggregate minimum quarterly distribution on all units for such period. Under our partnership agreement, we are permitted to distribute up to $          million in excess of generated distributable cash flow in payment of the minimum quarterly distribution or other target distributions. Our forecast assumes we will borrow $         million and $         million under our revolving credit facility in order to pay the full minimum quarterly distribution on all units for each of the quarters ending September 30, 2012 and December 31, 2012, respectively. Please read “Provisions of Our Partnership Agreement Related to Cash Distributions—Distributable Cash Flow and Capital Surplus—Characterization of Cash Distributions.”

We are providing the forecast of estimated cash available for distribution to supplement the historical financial statements of the Predecessor and our unaudited pro forma financial statements included elsewhere in the prospectus in support of our belief that we will have sufficient cash available for distribution to allow us to pay cash distributions at the minimum quarterly distribution rate on all of our units for the twelve months ending June 30, 2013. However, our actual results of operations, cash flows and financial condition during the forecast period may vary from the forecast. Please read “—Assumptions and Considerations” for further information as to the assumptions we have made for the forecast.

Our forecast reflects our judgment as of the date of this prospectus of conditions we expect to exist and the course of action we expect to take during the twelve months ending June 30, 2013. We believe that the assumptions underlying our forecast are reasonable, but we can give no assurance that our forecasted results will be achieved. If our estimates are not achieved, we may not be able to pay the minimum quarterly distribution or any other distribution on our common units. The assumptions and estimates underlying the forecast are inherently uncertain and, though we consider them reasonable as of the date of this prospectus, are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the forecast, including, among others, risks and uncertainties contained in “Risk Factors.” These uncertainties and risks may be greater with respect to forecasts on a quarterly basis. Accordingly, there can be no assurance that the forecast is indicative of our future performance or that actual results will not differ materially from those presented in the forecast. Inclusion of the forecast in this prospectus should not be regarded as a representation by us or any other person that the results contained in the forecast will be achieved. You should also read the cautionary statements under the heading “Forward-Looking Statements.”

We have prepared the following forecast to present the aggregate estimated cash available for distribution to our common unitholders during the forecast period. The accompanying prospective financial information was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in our view, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and our expected future financial performance. However, this information is not necessarily indicative of future results.

Neither our independent registered public accounting firm, or any other independent auditors, have compiled, examined or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The independent registered public accounting firm’s report included in this prospectus relates to historical financial information. It does not extend to prospective financial information and should not be read to do so.

We do not undertake any obligation to release publicly the results of any future revisions we may make to the financial forecast or to update this financial forecast or the assumptions used to prepare the forecast to reflect events or circumstances after the completion of this offering. In light of this, the statement that we believe that we will have sufficient cash available for distribution to allow us to make the full minimum quarterly distribution on all of our outstanding units for the twelve months ending June 30, 2013, should not be regarded as a representation by us, the underwriters or any other person that we will make such distribution. Therefore, you are cautioned not to place undue reliance on this information.

The following table shows how we calculate the estimated cash available for distribution necessary to pay the minimum quarterly distribution on all our common units, subordinated units and general partner units for each quarter within the twelve months ending June 30, 2013 and for the entire twelve months ending June 30, 2013. Our projected cash available for distribution is based on our projected results of operations for the twelve months ending June 30, 2013. The primary assumptions that we believe are relevant to particular line items in the table below are explained in the corresponding footnotes set forth in “—Assumptions and Considerations.”

Maxum Energy Logistics Partners, LP

Estimated Cash Available for Distribution

	Quarter Ending
	September 30,		December 31,		March 31,		June 30,		Twelve Months Ending June 30, 2013
	2012		2012		2013		2013
	(in thousands, except per unit data)
Operating Data (gallons sold):
Fuels		99,810		112,870		121,179		129,651		463,510
Lubricants		4,124		4,228		4,523		5,163		18,038

Statement of Operations Data:
Revenues		$374,657		$424,482		$458,013		$493,259		$1,750,411
Cost of Sales		361,526		406,360		434,688		467,061		1,669,635

Gross Profit		13,131		18,122		23,325		26,198		80,776
Expenses:
Selling, general and administrative		9,335		10,027		10,002		10,466		39,830
Other income, net		(234)		(235)		(233)		(233)		(935)

Operating Income		4,030		8,330		13,556		15,965		41,881
Other expense (income)
Interest expense, net		485		629		612		621		2,347

Income (loss) before income taxes		3,545		7,701		12,944		15,344		39,534
Income tax expense (a)		175		175		175		175		700

Net Income		3,370		7,526		12,769		15,169		38,834
Adjustments to reconcile net income to estimated distributable cash flow:
Add:
Interest expense, net		485		629		612		621		2,347
Depreciation and amortization		4,737		4,822		4,949		5,123		19,631
Income tax expense (a)		175		175		175		175		700

Estimated Adjusted EBITDA (b)		8,767		13,152		18,505		21,088		61,512
Less:
Cash interest expense, net		485		629		612		621		2,347
Expansion capital expenditures		1,500		1,500		1,500		1,500		6,000
Maintenance capital expenditures		595		1,145		2,958		3,804		8,502
Income tax expense (a)		175		175		175		175		700
Add:
Borrowings to fund expansion capital expenditures		1,500		1,500		1,500		1,500		6,000

Estimated Distributable Cash Flow		$7,512		$11,203		$14,760		$16,488		$49,963

Add:
Borrowings to fund distributions
Less:
Repayment of borrowings to fund distributions

Estimated Cash Available for Distribution	$		$		$		$		$

Cash Distributions:
Minimum annual distribution per unit (based on a minimum quarterly distribution rate of $ per unit)
Annual distributions to: (c)
Public common unitholders
Maxum Petroleum:
Common units
Subordinated units
General partner units

Total distributions to Maxum Petroleum

Total distributions to our unitholders and general partner at the minimum distribution rate	$		$		$		$		$

Excess of cash available for distribution over aggregate annualized minimum quarterly distribution	$		$		$		$		$

(a)	Reflects income tax expense of Maxum Petroleum Products, Inc., a wholly-owned subsidiary of our operating company, which markets, sells and distributes products to end users.

(b)	Please read “Prospectus Summary—Summary Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.” Adjusted EBITDA should not be considered an alternative to net income, net cash provided by (used in) operating activities, or any other measure of financial performance calculated in accordance with GAAP.

(c)	The table reflects the number of common, subordinated and general partner units that we anticipate will be outstanding immediately following the completion of this offering, and the aggregate distribution amounts payable on those units during the forecast period at our minimum quarterly distribution rate of $ per unit on an annualized basis assuming that the underwriters’ option to purchase additional common units has not been exercised and the additional common units subject to the underwriters’ option are issued to Maxum Petroleum.

Assumptions and Considerations

Overview

Our forecasted performance for the twelve months ending June 30, 2013 reflects our expectation that, as compared to the pro forma twelve months ended March 31, 2012, we will experience (a) greater fuel volumes delivered to current and new E&P customers as a result of increased drilling and production activity following a period of temporarily reduced activity as our E&P customers relocate rigs from dry gas areas to liquids-rich areas; (b) higher service revenues from current and new E&P customers as a result of increased well completion activity, including a significant increase in the amount of hydraulic fracturing, and increased drilling and production activity; (c) increased procurement efficiency and other benefits resulting from substantial investments made by us in periods prior to the forecast period, which will enable us to serve the expected increase in activity of current and new customers; and (d) lower SG&A expense primarily due to the absence of expenses associated with a transition to a new information technology system. These positive developments will be partially offset by reduced demand from our coal mining customers, as lower natural gas prices have increased natural gas consumption at the expense of coal. We expect the effects of these trends will be realized by us predominantly in the second half of the twelve-month period ending June 30, 2013, resulting in a weaker first half of the forecast period but stronger overall performance for the forecast period as compared to the pro forma period. As a result, we expect to generate an increasing amount of distributable cash flow in each of the quarters within the twelve-month period ending June 30, 2013.

Recently, our E&P customers have experienced a slowdown in the growth of their drilling and production activity as they relocate rigs from gas-rich plays to more liquids-rich plays in new basins. This has resulted in a decline in our fuel and lubricant volumes because migrating rigs consume less of our products and services. As these rigs become re-engaged in drilling and production activity in new areas and well completion activity increases, we expect increased demand for our products and services from current and new E&P customers in the second half of the forecast period. We expect a large portion of this demand to come from increased hydraulic fracturing activity, which should drive increased service revenues in addition to fuel deliveries. Based on discussions with many of our E&P customers, we expect our customers will maintain their relationships with us in their current and new locations. This increased demand will be partially offset by lower levels of coal mining activity as utilities increasingly use lower priced natural gas instead of coal.

During the pro forma twelve months ended March 31, 2012, we made significant investments to purchase trucks and other assets, hire and train drivers and other personnel and expand our infrastructure to meet the expected future demand of our E&P customers. For example, we incurred $19.7 million of expansion capital expenditures in strategic areas during the nine months ended March 31, 2012. As a result, our assets are well positioned to serve this demand in current and new locations and we expect to receive incremental future business from both existing and new customers. In addition, SG&A expenses are expected to be lower than in the pro forma period primarily due to the absence of expenses associated with a transition to a new information technology system.

These expectations are based on projections by industry research publications, our management’s view of our market position within the industry and our relationships with our customers and suppliers, and our management’s belief that current industry trends will continue. As an example, Spears & Associates estimates that the number of horizontal wells to be drilled in 2013 will be 18,079 as compared to 16,799 horizontal wells estimated to be drilled in 2012. As another example, our largest customer has recently been engaged in relocating the substantial majority of its land-based rigs to liquids-rich plays. We believe we are well-positioned to serve this customer in these new locations and it has not indicated to us an intention to change fuel or service providers. Please read “Industry” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—General Trends and Outlook.”

Revenues and Volumes

We expect total revenues for the twelve months ending June 30, 2013 to be $1.75 billion as compared to $1.82 billion for the pro forma twelve months ended March 31, 2012. A summary of revenues expected for the twelve months ending June 30, 2013 compared to the pro forma twelve months ended March 31, 2012 is as follows (in thousands):

	Twelve Months Ending June 30, 2013	Pro Forma Twelve Months Ended March 31, 2012	Change
Fuel	$1,527,647	$1,637,246	$(109,599)
Lubricants	141,687	119,822	21,865
Other products	31,629	29,945	1,684
Services	49,448	35,571	13,877

Total	$1,750,411	$1,822,584	$(72,173)

The expected decline in fuel revenues is primarily due to lower total fuel volumes. We expect to deliver 463.5 million gallons of fuel during the twelve months ending June 30, 2013 compared to 494.3 million gallons delivered during the pro forma twelve months ended March 31, 2012. This decline in total fuel volumes is attributable to our exit from a related-party low margin wholesale gasoline business in February 2012, in which we delivered 32.7 million gallons during the pro forma period, a decline in volumes delivered to coal mining customers due to reduced demand for coal as utilities consume lower priced natural gas instead of coal, and a decline in volumes delivered to non-strategic customers outside the E&P and mining industries. We expect to deliver 97.0 million gallons of fuel to mining customers during the twelve months ending June 30, 2013 compared to 110.2 million gallons delivered during the pro forma twelve months ended March 31, 2012. This decline will be partially offset by an increase in fuel volumes delivered to current and new E&P customers. We expect to deliver 356.0 million gallons of fuel to E&P customers during the twelve months ending June 30, 2013 compared to 317.9 million gallons delivered during the pro forma twelve months ended March 31, 2012. This increase is attributable to anticipated increased drilling and production activity and well completion activity and includes an increase of 23.7 million gallons, or 65.0%, in fuel deliveries to customers engaged in hydraulic fracturing. Based on recent pricing trends, we expect fuel procurement and sales prices during the forecast period to be generally consistent with such prices during the pro forma period.

Lubricant revenues are expected to be higher as a result of higher volumes and higher prices. We expect that we will deliver approximately 18.0 million gallons of lubricants during the twelve months ending June 30, 2013 compared to 16.8 million gallons during the pro forma twelve months ended March 31, 2012. This increase in lubricant volumes is attributable to increased drilling and production activity by current and new E&P customers during the forecast period. Based on recent pricing trends, we expect lubricant procurement prices and lubricant sales prices to be generally consistent with such prices during the pro forma period.

Revenues from services and other products are expected to be higher as a result of increased drilling and production activity and well completion activity by current and new E&P customers during the twelve months ending June 30, 2013 as compared to the pro forma twelve months ended March 31, 2012. A large portion of this increased demand for our services will be driven by increased hydraulic fracturing activity, which requires more labor for more hours in a week (sometimes 24 hours per day for seven days per week). We expect prices for our services during the forecast period to be generally consistent with prices during the pro forma period.

Gross profit

We expect gross profit will be $80.8 million for the twelve months ending June 30, 2013, an increase of $10.4 million, or 14.8%, compared to the pro forma twelve months ended March 31, 2012. A summary of the key components of gross profit expected for the twelve months ending June 30, 2013 compared to the pro forma twelve months ended March 31, 2012 is as follows (in thousands):

	Twelve Months Ending June 30, 2013	Pro Forma Twelve Months Ended March 31, 2012	Change
Product margin	$156,896	$146,947	$9,949
Service revenues	49,448	35,571	13,877
Distribution costs	(125,568)	(112,151)	(13,417)

Total	$80,776	$70,367	$10,409

Despite the overall decline in fuel volume described above, we expect product margin for fuels to be $6.9 million higher, and product margin for lubricants to be $2.6 million higher, for the twelve months ending June 30, 2013 as compared to the pro forma twelve months ended March 31, 2012. We expect product margin to increase over the course of the twelve months ending June 30, 2013 as an increasing percentage of our fuels, lubricants and other products (such as additives and coolants) are sold to our E&P customers, which generates a higher margin than sales of products to our mining customers.

We expect increased service revenues to contribute to an increase in gross profit for the twelve months ending June 30, 2013 as compared to the pro forma twelve months ended March 31, 2012. The increase in service revenues is attributable to increased demand for our services from current and new E&P customers as a result of increased drilling and production activity and well completion activity as discussed above, and the realized benefits of investments made by us during the pro forma period.

We expect an increase in distribution costs for the twelve months ending June 30, 2013 as compared to the pro forma twelve months ended March 31, 2012 to partially offset the increases in product margin and service revenues. We expect compensation expenses and other operating expenses relating to the provision of services and the delivery of incremental volume to our E&P customers will increase by $10.2 million. Distribution costs during the forecast period are also expected to increase as a result of higher depreciation expense of $3.2 million attributable to new vehicles purchased during the pro forma period.

Although volatility in the price of our products can materially affect the total size of our revenue, cost of products sold and working capital requirements, it does not immediately affect our product margin. Increased working capital requirements may, however, cause us to incur additional debt, which would increase our interest expense and ultimately impact our cash available for distribution.

Selling, general and administrative expense

We expect SG&A expenses will be $39.8 million for the twelve months ending June 30, 2013, a decrease of $3.2 million, or 7.4%, compared to SG&A expense (excluding business transformation expense) for the pro forma twelve months ended March 31, 2012. We have excluded business transformation expense from this discussion because business transformation expense is excluded from the calculation of distributable cash flow. A summary of SG&A expense (excluding business transformation expense) expected for the twelve months ending June 30, 2013 compared to the pro forma twelve months ended March 31, 2012 is as follows (in thousands):

	Twelve Months Ending June 30, 2013	Pro Forma Twelve Months Ended March 31, 2012	Change
Expenses incurred by operations	$17,068	$22,142	$(5,074)
Corporate overhead allocation	20,762	20,921	(159)
Public company expenses	2,000	—	2,000

Total	$39,830	$43,063	$(3,233)

SG&A expense (excluding business transformation expense) for the twelve months ending June 30, 2013 are expected to be lower than for the pro forma twelve months ended March 31, 2012 as a result of the elimination of costs incurred to minimize disruptions to our business during the implementation of a new enterprise wide technology system. This decrease is partially offset by the $2.0 million of incremental expenses we expect to incur as a result of being a publicly traded partnership.

Other income, net

Other income, net is expected to be $0.9 million for the twelve months ending June 30, 2013 compared to other expense, net of $0.4 million for the pro forma twelve months ended March 31, 2012. Other income, net generally consists of rental income and gains on sales of equipment. The expense recognized during the pro forma twelve months ended March 31, 2012 was primarily due to $0.8 million paid to terminate a sales contract that had been hedged by a futures contract with MF Global.

Operating income

For the reasons described above, we expect operating income to be approximately $41.9 million for the twelve months ending June 30, 2013 compared to $22.8 million for the pro forma twelve months ended March 31, 2012. As discussed above, we expect that quarterly operating income will increase over the four quarters in the forecast period.

Interest expense, net

We expect that interest expense, net for the twelve months ending June 30, 2013 will be $2.3 million. Interest expense, net for the pro forma twelve months ended March 31, 2012, was approximately $3.6 million. Interest expense, net for the twelve months ending June 30, 2013 is based on anticipated borrowings during the period under a revolving credit facility that we will enter into at the completion of this offering. Although we will not have any borrowings outstanding at the completion of this offering, we expect to incur borrowings under our new revolving credit facility to fund working capital, expansion capital expenditures and a portion of our cash distributions. We have assumed an average outstanding debt balance during the forecast period of $65.0 million with an assumed weighted average interest rate of 3.5% and customary facility fees of $0.4 million (both of which are based on the current term sheet for our new revolving credit facility).

Expansion capital expenditures

We expect that expansion capital expenditures will be approximately $6.0 million for the twelve months ending June 30, 2013 as compared to $26.7 million for the pro forma twelve months ended March 31, 2012. This decrease reflects substantial investments to expand our asset base during the pro forma period that will not be necessary in the forecast period. We intend to fund expansion capital expenditures during the forecast period with borrowings under a revolving credit facility we will enter into at the completion of this offering.

Maintenance capital expenditures

We expect that maintenance capital expenditures will be approximately $8.5 million for the twelve months ending June 30, 2013 as compared to $9.9 million for the pro forma twelve months ended March 31, 2012. Maintenance capital expenditures are incurred primarily to fund planned capital expenditures to replace obsolete or used vehicles taken out of service. Although we expect maintenance capital expenditures to be lower in the forecast period, such expenditures are expected to increase over the course of the forecast period as a result of our expanded asset base and the increase in demand from E&P customers in the second half of the forecast period.

Sensitivity analysis

The amount of delivered volumes of product, product margin and service revenues are the primary factors that will influence whether the amount of cash available for distribution for the twelve months ending June 30, 2013 is above or below our forecast. Whether the amount of delivered volumes of product, product margin and service revenues are in line with our forecasted amounts for the twelve months ending June 30, 2013 will depend on several factors beyond our control, including the timing of the anticipated increase in drilling and production activity and prices over the course of the quarters within such twelve-month period. If activity and prices do not increase at the expected rates, then our actual results may vary materially from those presented in our forecast. For example, a 5% decline in each of product margin and service revenues would result in a $6.9 million decline in Adjusted EBITDA and distributable cash flow. A 5% increase in each of product margin and service revenues would result in a $6.9 million increase in Adjusted EBITDA and distributable cash flow. If each of actual product margin and services revenues for the twelve months ending June 30, 2013 is     % lower than our forecast, we would have sufficient cash available to pay 100% of the aggregate annualized minimum quarterly distribution on the common units but only     % of the aggregate annualized minimum quarterly distribution on the subordinated units.

General considerations

Our forecast for the twelve months ending June 30, 2013 reflects certain significant assumptions related to regulatory, industry and economic factors, including:

•

There will not be any new federal, state or local regulation of the oil, natural gas or coal mining sectors, or any new interpretation of existing regulations, that will be materially adverse to our business or our customers’ or suppliers’ businesses.

•	There will not be any material adverse change in oil, natural gas or coal prices or in market or general economic conditions.

•	There will not be any material accidents, weather-related incidents, unscheduled downtime or similar unanticipated events with respect to our operations, our customers’ operations or our suppliers.

•	We will not make any acquisitions, divestitures or significant expansion capital expenditures (other than as described above).

PROVISIONS OF OUR PARTNERSHIP AGREEMENT RELATING TO CASH DISTRIBUTIONS

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Distributions of Available Cash

General

Our partnership agreement requires that, within 45 days after the end of each quarter, beginning with the quarter ending September 30, 2012, we distribute all of our available cash to unitholders of record on the applicable record date. We will adjust the minimum quarterly distribution for the period from the closing of the offering through September 30, 2012 based on the actual length of the period.

Definition of Available Cash

Available cash generally means, for each fiscal quarter, all cash and cash equivalents on hand on the date of determination of available cash with respect to such quarter, less the amount of cash reserves established by our general partner at the date of determination of available cash for that quarter to:

•	provide for the proper conduct of our business (including reserves for our future capital expenditures and anticipated future debt service requirements);

•	comply with applicable law, our debt instruments or other agreements; or

•

provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters (provided that our general partner may not establish cash reserves for distributions on our subordinated units unless it determines that the establishment of reserves will not prevent us from distributing the minimum quarterly distribution on all common units and any cumulative arrearages on such common units for the current quarter).

Intent to Distribute the Minimum Quarterly Distribution

We intend to make a minimum quarterly distribution to the holders of our common units and subordinated units of $         per unit, or $         on an annualized basis, to the extent we have sufficient cash from our operations after the establishment of cash reserves and the payment of costs and expenses, including reimbursements of expenses to our general partner. However, there is no guarantee that we will pay the minimum quarterly distribution on our units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement.

Distributable Cash Flow and Capital Surplus

General

All cash distributed to unitholders will be characterized as either “distributable cash flow” or “capital surplus.” We distribute available cash from distributable cash flow differently than available cash from capital surplus.

Definition of Distributable Cash Flow

Distributable cash flow will be determined by our general partner and is defined to mean, on a cumulative basis since the completion of this offering:

(i) net income, as determined in accordance with GAAP; plus or minus, as applicable,

(ii) any amounts necessary to offset the impact of any items included in net income, as determined in accordance with GAAP, that do not impact the amount of available cash (as more fully described below); plus

(iii) any acquisition-related expenses deducted from net income and associated with (a) successful acquisitions or (b) any other potential acquisitions that have not been abandoned; minus

(iv) any acquisition-related expenses covered by clause (iii)(b) immediately preceding that relate to (a) potential acquisitions that have since been abandoned or (b) potential acquisitions that have not been consummated within one year following the date such expense was incurred (except that if the potential acquisition is the subject of a pending purchase and sale agreement as of such one-year date, such one-year period of time shall be extended until the first to occur of the termination of such purchase and sale agreement or the first day following the closing of the acquisition contemplated by such purchase and sale agreement); and minus

(v) maintenance capital expenditures.

We may distribute as distributable cash flow up to $             million in excess of generated distributable cash flow. Please read “—Characterization of Cash Distributions.”

The types of items covered by clause (ii) above include, without limitation, (a) depreciation, depletion and amortization expense, (b) any gain or loss from the sale of assets not in the ordinary course of business, (c) any non-cash gains or items of income and any non-cash losses or expenses, including non-cash compensation expense, asset impairments, amortization of debt discounts, premiums or issue costs, mark-to-market activity associated with hedging and with non-cash revaluation and/or fair valuation of assets or liabilities, (d) earnings or losses from unconsolidated subsidiaries except to the extent of actual cash distributions received, and (e) any gain or loss as a result of a change in accounting policy or principle, provided that the application of any such change that is not required by law, GAAP or the Public Company Accounting Oversight Board or similar regulatory body to be adopted by us is approved by the audit committee of the board of directors of our general partner prior to its adoption.

If net income or other items affecting the calculation of distributable cash flow are restated for any quarter, then any subsequent determination of net income or such other items for such quarter or for a period including such quarter will reflect such restatement. Any restatement after the end of the subordination period will not retroactively affect the conversion of subordinated units.

For purposes of determining distributable cash flow, maintenance capital expenditures are cash expenditures (including expenditures for the construction of new capital assets or the replacement, improvement or expansion of existing capital assets) made to maintain our operating capacity or operating income over the long term. Examples of maintenance capital expenditures are expenditures to replace vehicles or equipment, to maintain the reliability, integrity and safety of vehicles and equipment and to comply with environmental laws and regulations.

As described above, distributable cash flow does not reflect actual cash on hand that is available for distribution to our unitholders. Our definition of distributable cash flow is generally designed and intended to adjust net income (as determined in accordance with generally accepted accounting principles) for items that do not impact the amount of available cash for distribution to our unitholders but may be required to be reflected in net income by applicable accounting rules and regulations. The actual cash used to pay a distribution may come from operating cash flow or other sources such as borrowings under our revolving credit facility.

Characterization of Cash Distributions

Our partnership agreement requires that we treat all available cash distributed from any source as coming from distributable cash flow until the sum of all available cash distributed between the closing of this offering and the most recent date of determination of available cash equals the sum of (i) the aggregate distributable cash flow during such time period and (ii) $             million. This provision enables us, if we choose, to distribute up to $         million of cash we receive in the future from sources other than distributable cash flow, such as asset sales other than in the ordinary course of business, issuances of securities and borrowings. Such distribution may be in satisfaction of, or in excess of, the minimum quarterly distribution or the target distributions. In any event, such distribution will be treated as coming from distributable cash flow. Our partnership agreement requires that we treat any amount distributed in excess of distributable cash flow, regardless of its source, as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Subordination Period

General

Our partnership agreement provides that, during the subordination period (which we define below), the common units will have the right to receive distributions of available cash from distributable cash flow each quarter in an amount equal to $         per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from distributable cash flow may be made on the subordinated units. These units are deemed “subordinated” because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions until the common units have received the minimum quarterly distribution plus any arrearages from prior quarters. Furthermore, no arrearages will be paid on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to pay the minimum quarterly distribution on the common units.

Subordination Period

The subordination period will begin on the closing date of this offering and will extend until the first business day following the distribution of available cash in respect of any quarter beginning with the quarter ending June 30, 2015, that each of the following tests are met:

•

distributions of available cash from distributable cash flow on each of the outstanding common units, subordinated units and general partner units equaled or exceeded $         (the annualized minimum quarterly distribution) for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•

the distributable cash flow generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of $         (the annualized minimum quarterly distribution) on all of the outstanding common units, subordinated units and general partner units during those periods on a fully diluted basis; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

Early Termination of Subordination Period

Notwithstanding the foregoing, the subordination period will automatically terminate on the first business day following the distribution of available cash in respect of any quarter beginning with the quarter ending June 30, 2013, that each of the following tests are met:

•

distributions of available cash from distributable cash flow on each of the outstanding common units, subordinated units and general partner units equaled or exceeded $         (150% of the annualized minimum quarterly distribution) for the four-quarter period immediately preceding that date;

•

the distributable cash flow generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of (i) $         per unit (150% of the annualized minimum quarterly distribution) on all of the outstanding common units, subordinated units and general partner units during that period on a fully diluted basis and (ii) the corresponding distributions on the incentive distribution rights; and

•	there are no arrearages in payment of the minimum quarterly distributions on the common units.

Termination of the Subordination Period Upon Removal of the General Partner

In addition, if the unitholders remove our general partner other than for cause:

•

the subordinated units held by any person will immediately and automatically convert into common units on a one-for-one basis, provided (i) neither such person nor any of its affiliates voted any of its units in favor of the removal and (ii) such person is not an affiliate of the successor general partner;

•	if all of the subordinated units convert pursuant to the foregoing, all cumulative common unit arrearages on the common units will be extinguished and the subordination period will end; and

•	our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Expiration of the Subordination Period

When the subordination period ends, each outstanding subordinated unit will convert into one common unit and will thereafter participate pro rata with the other common units in distributions of available cash.

Distributions of Available Cash from Distributable Cash Flow during the Subordination Period

We will make distributions of available cash from distributable cash flow for any quarter during the subordination period in the following manner:

•

first, 99.9% to the common unitholders, pro rata, and 0.1% to our general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•

second, 99.9% to the common unitholders, pro rata, and 0.1% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•

third, 99.9% to the subordinated unitholders, pro rata, and 0.1% to our general partner, until we distribute for each outstanding subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—General Partner Interest” and “—Incentive Distribution Rights” below.

The preceding discussion is based on the assumptions that our general partner maintains its 0.1% general partner interest and that we do not issue additional classes of equity securities.

Distributions of Available Cash from Distributable Cash Flow after the Subordination Period

We will make distributions of available cash from distributable cash flow for any quarter after the subordination period in the following manner:

•	first, 99.9% to all unitholders, pro rata, and 0.1% to our general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—Incentive Distribution Rights” below.

The preceding discussion is based on the assumptions that our general partner maintains its 0.1% general partner interest and that we do not issue additional classes of equity securities.

General Partner Interest

Our partnership agreement provides that our general partner initially will be entitled to 0.1% of all distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us in order to maintain its 0.1% general partner interest if we issue additional units. Our general partner’s 0.1% interest, and the percentage of our cash distributions to which it is entitled from such 0.1% interest, will be proportionately reduced if we issue additional units in the future (other than the issuance of common units upon exercise by the underwriters of their option to purchase additional units in this offering or upon the expiration of such option, the issuance of common units upon conversion of outstanding subordinated units or the issuance of common units upon a reset of the incentive distribution rights) and our general partner does not contribute a proportionate amount of capital to us in order to maintain its 0.1% general partner interest. Our partnership agreement does not require that our general partner fund its capital contribution with cash. It may instead fund its capital contribution by the contribution to us of common units or other property.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage (13.0%, 23.0% and 48.0%) of quarterly distributions of available cash from distributable cash flow after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in our partnership agreement.

The following discussion assumes that our general partner maintains its 0.1% general partner interest and that our general partner continues to own the incentive distribution rights.

If for any quarter:

•	we have distributed available cash from distributable cash flow to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•

we have distributed available cash from distributable cash flow on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from distributable cash flow for that quarter among the unitholders and our general partner in the following manner:

•	first, 99.9% to all unitholders, pro rata, and 0.1% to our general partner, until each unitholder receives a total of $ per unit for that quarter (the “first target distribution”);

•	second, 86.9% to all unitholders, pro rata, and 13.1% to our general partner, until each unitholder receives a total of $ per unit for that quarter (the “second target distribution”);

•	third, 76.9% to all unitholders, pro rata, and 23.1% to our general partner, until each unitholder receives a total of $ per unit for that quarter (the “third target distribution”); and

•	thereafter, 51.9% to all unitholders, pro rata, and 48.1% to our general partner.

Percentage Allocations of Available Cash From Distributable Cash Flow

The following table illustrates the percentage allocations of the additional available cash from distributable cash flow between the unitholders and our general partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of our general partner and the unitholders in any available cash from distributable cash flow we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Per Unit Target Amount” until available cash from distributable cash flow we distribute reaches the next target distribution level, if any. The percentage interests shown for our unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below for our general partner include its 0.1% general partner interest and assume that our general partner has contributed any additional capital necessary to maintain its 0.1% general partner interest, our general partner has not transferred its incentive distribution rights and that there are no arrearages on common units.

	Total Quarterly Distribution per Unit Target Amount	Marginal Percentage Interest in Distributions
		Unitholders	General Partner
Minimum Quarterly Distribution		$99.9%	0.1%
First Target Distribution	above $	99.9%	0.1%
	up to $
Second Target Distribution	above $	86.9%	13.1%
	up to $
Third Target Distribution	above $	76.9%	23.1%
	up to $
Thereafter	above $	51.9%	48.1%

General Partner’s Right to Reset Incentive Distribution Levels

Our general partner, as the initial holder of our incentive distribution rights, has the right under our partnership agreement, subject to certain conditions, to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and target distribution levels upon which the incentive distribution payments to our general partner would be set. If our general partner transfers all or a portion of our incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. The following discussion assumes that our general partner holds all of the incentive distribution rights at the time that a reset election is made. Our general partner’s right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable to our general partner are based may be exercised, without approval of our unitholders or the conflicts committee, at any time when there are no subordinated units outstanding and we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for each of the four consecutive fiscal quarters immediately preceding such time. If our general partner and its affiliates are not the holders of a majority of the incentive distribution rights at the time an election is made to reset the minimum quarterly distribution amount and the target distribution levels, then the proposed reset will be subject to the prior written concurrence of the general partner that the conditions described above have been satisfied. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that our general partner will not receive any incentive distributions under the reset target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to our general partner.

In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the target distributions prior to the reset, our general partner will be entitled to receive a number of newly issued common units and general partner units based on a predetermined formula described below that takes into account the “cash parity” value of the average cash distributions related to the incentive distribution rights received by our general partner for the two quarters immediately preceding the reset event as compared to the average cash distributions per common unit during that two-quarter period. In addition, our general partner will be issued the number of general partner units necessary to maintain our general partner’s interest in us immediately prior to the reset election.

The number of common units that our general partner would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to the quotient determined by dividing (x) the average aggregate amount of cash distributions received by our general partner in respect of its incentive distribution rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election by (y) the average of the aggregate amount of cash distributed per common unit during each of these two quarters.

Following a reset election, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (which amount we refer to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from distributable cash flow for each quarter thereafter as follows:

•	first, 99.9% to all unitholders, pro rata, and 0.1% to our general partner, until each unitholder receives an amount equal to 115.0% of the reset minimum quarterly distribution for that quarter;

•

second, 86.9% to all unitholders, pro rata, and 13.1% to our general partner, until each unitholder receives an amount per unit equal to 125.0% of the reset minimum quarterly distribution for the quarter;

•

third, 76.9% to all unitholders, pro rata, and 23.1% to our general partner, until each unitholder receives an amount per unit equal to 150.0% of the reset minimum quarterly distribution for the quarter; and

•	thereafter, 51.9% to all unitholders, pro rata, and 48.1% to our general partner.

The following table illustrates the percentage allocations of available cash from distributable cash flow between the unitholders and our general partner at various cash distribution levels (i) pursuant to the cash distribution provisions of our partnership agreement in effect at the completion of this offering, as well as (ii) following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the average quarterly cash distribution amount per common unit during the two fiscal quarters immediately preceding the reset election was $        .

	Quarterly Distribution per Unit Prior to Reset	Marginal Percentage Interest in Distribution		Quarterly Distribution per Unit following Hypothetical Reset
		Unitholders	General Partner
Minimum Quarterly Distribution		$99.9%	0.1%	$
First Target Distribution	above $	99.9%	0.1%	above $
	up to $			up to $ (1)
Second Target Distribution	above $	86.9%	13.1%	above $
	up to $			up to $ (2)
Third Target Distribution	above $	76.9%	23.1%	above $
	up to $			up to $ (3)
Thereafter	above $	51.9%	48.1%	above $

(1)	This amount is 115.0% of the hypothetical reset minimum quarterly distribution.

(2)	This amount is 125.0% of the hypothetical reset minimum quarterly distribution.

(3)	This amount is 150.0% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of available cash from distributable cash flow that would be distributed to the unitholders and our general partner, including in respect of incentive distribution rights, or IDRs, based on an average of the amounts distributed for the two quarters immediately prior to the reset. The table assumes that immediately prior to the reset there would be          common units outstanding, our general partner has maintained its 0.1% general partner interest, and the average distribution to each common unit would be $         per quarter for the two consecutive quarters prior to the reset.

Prior to Reset
	Quarterly Distribution per Unit	Common Unitholders Cash Distribution	General Partner Cash Distributions
			Common Units		0.1% General Partner Interest	IDRs		Total	Total Distributions
Minimum Quarterly Distribution	$	$	$		$		$—	$	$
First Target Distribution	above $			—			—
up to $
Second Target Distribution	above $			—
up to $
Third Target Distribution	above $			—
up to $

Thereafter	above $	$		$—	$	$		$	$

The following table illustrates the total amount of available cash from distributable cash flow that would be distributed to the unitholders and the general partner, including in respect of IDRs, with respect to the quarter after the reset occurs. The table reflects that as a result of the reset there would be          common units outstanding, our general partner has maintained its 0.1% general partner interest, and that the average distribution

to each common unit would be $        . The number of common units issued as a result of the reset was calculated by dividing (x) $         as the average of the amounts received by the general partner in respect of its IDRs for the two consecutive quarters prior to the reset as shown in the table above, or $        , by (y) the average of the cash distributions made on each common unit per quarter for the two consecutive quarters prior to the reset as shown in the table above.

After Reset
	Quarterly Distribution per Unit	Common Unitholders Cash Distribution	General Partner Cash Distributions
			Common Units Issued As a Result of Reset		0.1% General Partner Interest	IDRs		Total	Total Distributions
Minimum Quarterly Distribution	$	$	$		$		$—	$	$
First Target Distribution	above $			—			—
up to $
Second Target Distribution	above $			—
up to $
Third Target Distribution	above $			—
up to $

Thereafter	above $	$		$—	$	$		$	$

Our general partner will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the immediately preceding four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.

Distributions from Capital Surplus

How Distributions from Capital Surplus Will Be Made

We will make distributions of available cash from capital surplus, if any, in the following manner:

•

first, 99.9% to all unitholders, pro rata, and 0.1% to our general partner, until the minimum quarterly distribution is reduced to zero as described below under “—Effect of a Distribution from Capital Surplus”;

•

second, 99.9% to the common unitholders, pro rata, and 0.1% to our general partner, until we distribute for each outstanding common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	thereafter, as if such distributions were from distributable cash flow.

The preceding discussion is based on the assumptions that the general partner maintains its 0.1% general partner interest and that we do not issue additional classes of equity securities.

Effect of a Distribution from Capital Surplus

Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution after any of these distributions are made, it may be easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages in the payment of the minimum quarterly distribution or our incentive distribution rights.

Once we distribute capital surplus on a unit issued in this offering in an amount equal to the initial unit price, we will reduce the minimum quarterly distribution and the target distribution levels to zero. We will then make all future distributions from distributable cash flow, with 51.9% being paid to the unitholders, pro rata, and 0.1% to our general partner and 48% to the holder of our incentive distribution rights.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

•	the minimum quarterly distribution;

•	target distribution levels;

•	the unrecovered initial unit price;

•	the number of general partner units comprising the general partner interest; and

•	the arrearages in payment of the minimum quarterly distribution on the common units.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50.0% of its initial level, and each subordinated unit would be split into two subordinated units. We will not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if the official interpretation of existing law is modified by a governmental authority, so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels for each quarter may be reduced by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter (reduced by the amount of the estimated tax liability for such quarter payable by reason of such legislation or interpretation) and the denominator of which is the sum of available cash for that quarter (reduced by the amount of the estimated tax liability for such quarter payable by reason of such legislation or interpretation) plus our general partner’s estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference may be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

General

If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and our general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of our general partner.

Manner of Adjustments for Gain

The manner of the adjustment for gain is set forth in our partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain to our partners in the following manner:

•	first, to our general partner to the extent of any negative balance in its capital account;

•

second, 99.9% to the common unitholders, pro rata, and 0.1% to our general partner, until the capital account for each common unit is equal to the sum of: (1) the unrecovered initial unit price; (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and (3) any unpaid arrearages in payment of the minimum quarterly distribution;

•

third, 99.9% to the subordinated unitholders, pro rata, and 0.1% to our general partner, until the capital account for each subordinated unit is equal to the sum of: (1) the unrecovered initial unit price; and (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•

fourth, 99.9% to all unitholders, pro rata, and 0.1% to our general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from distributable cash flow in excess of the minimum quarterly distribution per unit that we distributed 99.9% to the unitholders, pro rata, and 0.1% to our general partner, for each quarter of our existence;

•

fifth, 86.9% to all unitholders, pro rata, and 13.1% to our general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from distributable cash flow in excess of the first target distribution per unit that we distributed 86.9% to the unitholders, pro rata, and 13.1% to our general partner for each quarter of our existence;

•

sixth, 76.9% to all unitholders, pro rata, and 23.1% to our general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from distributable cash flow in excess of the second target distribution per unit that we distributed 76.9% to the unitholders, pro rata, and 23.1% to our general partner for each quarter of our existence;

•	thereafter, 51.9% to all unitholders, pro rata, and 48.1% to our general partner.

The percentages set forth above are based on the assumption that our general partner has not transferred its incentive distribution rights and that we do not issue additional classes of equity securities.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the third bullet point above will no longer be applicable.

Manner of Adjustments for Losses

If our liquidation occurs before the end of the subordination period, after making allocations of loss to the general partner and the unitholders in a manner intended to offset in reverse order the allocations of gains that have previously been allocated, we will generally allocate any loss to our general partner and unitholders in the following manner:

•

first, 99.9% to the holders of subordinated units in proportion to the positive balances in their capital accounts and 0.1% to our general partner, until the capital accounts of the subordinated unitholders have been reduced to zero;

•

second, 99.9% to the holders of common units in proportion to the positive balances in their capital accounts and 0.1% to our general partner, until the capital accounts of the common unitholders have been reduced to zero; and

•	thereafter, 100.0% to our general partner.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

Adjustments to Capital Accounts

Our partnership agreement requires that we make adjustments to capital accounts upon the issuance of additional units. In this regard, our partnership agreement specifies that we allocate any unrealized and, for tax purposes, unrecognized gain resulting from the adjustments to the unitholders and the general partner in the same manner as we allocate gain upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, our partnership agreement requires that we generally allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner which results, to the extent possible, in the partners’ capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made. In contrast to the allocations of gain, and except as provided above, we generally will allocate any unrealized and unrecognized loss resulting from the adjustments to capital accounts upon the issuance of additional units to the unitholders and our general partner based on their respective percentage ownership of us. In this manner, prior to the end of the subordination period, we generally will allocate any such loss equally with respect to our common and subordinated units. If we make negative adjustments to the capital accounts as a result of such loss, future positive adjustments resulting from the issuance of additional units will be allocated in a manner designed to reverse the prior negative adjustments, and special allocations will be made upon liquidation in a manner that results, to the extent possible, in our unitholders’ capital account balances equaling the amounts they would have been if no earlier adjustments for loss had been made.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

The following table shows selected historical financial and operating data of our Predecessor as of the dates and for the periods indicated and pro forma financial data for Maxum Energy Logistics Partners, LP as of the date and for the periods indicated. The following table should be read together with, and is qualified in its entirety by reference to, the historical and pro forma financial information and the accompanying notes included elsewhere in this prospectus. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The selected historical financial and operating data below as of June 30, 2011 and 2010 and March 31, 2012 and for the fiscal years ended June 30, 2011, 2010 and 2009 and the nine months ended March 31, 2012 and 2011 were derived from our audited combined balance sheets as of June 30, 2011 and 2010 and unaudited balance sheet as of March 31, 2012, and the audited combined statements of operations and cash flows for the fiscal years ended June 30, 2011, 2010 and 2009 and unaudited combined statements of operations and cash flows for the nine months ended March 31, 2012 and 2011, included elsewhere in this prospectus. The selected historical financial and operating data below as of June 30, 2009, 2008 and 2007 and March 31, 2011 and for the fiscal years ended June 30, 2008 and 2007 was derived from our unaudited combined balance sheets as of June 31, 2009, 2008 and 2007 and March 31, 2011 and the unaudited combined statements of operations and cash flows for the years ended December 31, 2008 and 2007 not included in this prospectus.

The selected pro forma condensed consolidated statement of operations data for the nine months ended March 31, 2012 and the fiscal year ended June 30, 2011 and selected pro forma condensed consolidated balance sheet data as of March 31, 2012 are derived from the unaudited condensed consolidated pro forma financial information of Maxum Energy Logistics Partners, LP included elsewhere in this prospectus. The pro forma adjustments have been prepared as if certain transactions to be effected at the completion of this offering had taken place on March 31, 2012, in the case of the pro forma condensed consolidated balance sheet, and as of July 1, 2010, in the case of the pro forma condensed consolidated statements of operations for the nine months ended March 31, 2012 and the fiscal year ended June 30, 2011. These transactions include:

•

the distribution by the Contributed Subsidiaries to MPOC or its other subsidiaries of certain assets not intended to be contributed to us (consisting of (i) all trade accounts receivable, (ii) the business assets of Pathway, (iii) ETI Acquisition LLC and (iv) any cash on the balance sheets of the Contributed Subsidiaries immediately prior to the contribution of the Contributed Subsidiaries);

•	the contribution of the Contributed Subsidiaries by MPOC and its subsidiaries to us (other than the excluded assets described above);

•

the receipt by us of net proceeds of $         million from the issuance and sale of common units to the public at an assumed initial public offering price of $         per unit (the midpoint of the price range set forth on the cover page of this prospectus); and

•	the application of the net proceeds from this offering in the manner described in “Use of Proceeds.”

The pro forma financial data does not give effect to an estimated $2.0 million of additional annual general and administration expenses we expect to incur annually as a result of being a publicly traded partnership.

	Predecessor Historical							Maxum Energy Logistics Partners, LP Pro Forma
	Fiscal Year Ended June 30,					Nine Months Ended March 31,		Nine Months Ended March 31, 2012	Fiscal Year Ended June 30, 2011
	2011	2010	2009	2008	2007	2012	2011
						(unaudited)		(unaudited)
	(in thousands, except per unit data)
Statement of Operations Data:
Revenues	$1,484,972	$954,404	$1,131,530	$1,372,229	$697,778	$1,381,290	$1,043,678	$1,381,290	$1,484,972
Gross profit	58,559	33,915	57,333	40,404	36,153	54,232	42,424	54,232	58,559
Operating income	18,200	3,764	31,049	20,257	21,549	17,572	13,282	17,572	18,200
Interest expense, net (1)	18,730	13,124	10,902	12,737	9,229	17,517	13,596	2,681	3,276
Net income (loss)	(289)	(5,477)	12,401	5,305	9,080	(323)	(192)	14,433	14,774
Net income (loss) per unit

Balance Sheet Data (at end of period):
Working capital (2)	$140,139	$82,917	$42,287	$106,897	$95,205	$189,039	$128,474	$64,930
Property and equipment, net	52,953	40,901	33,918	35,236	31,922	68,013	47,277	68,013
Total assets	317,172	229,567	180,863	267,557	228,153	376,211	311,542	252,102
Total debt (1)	—	—	—	—	—	—	—	—
Total equity	228,899	162,888	115,374	184,478	162,274	288,811	214,840	179,182

Cash Flow Data:
Net cash provided by (used in):
Operating activities	$(37,393)	$(42,097)	$101,051			$(34,268)	$(33,006)
Investing activities	$(28,465)	$(11,124)	$(21,840)			$(26,397)	$(18,840)
Financing activities	$66,300	$52,991	$(81,505)			$60,235	$51,735
Depreciation and amortization	$13,962	$12,709	$12,223			$12,584	$10,068

Other Financial Data:
Capital expenditures	$23,547	$13,179	$10,260			$27,190	$19,219

Operating Data (gallons sold):
Fuels	469,819	383,273	410,975			374,791	350,286
Lubricants	16,940	14,004	13,963			12,479	12,621

(1)	Maxum Petroleum allocated to our Predecessor its proportionate share of Maxum Petroleum’s interest expense based on capital employed, but did not allocate debt to our Predecessor. Following this offering, Maxum Petroleum will not allocate any interest expense to us. We will enter into a revolving credit facility at the completion of this offering. We do not expect to have any borrowings outstanding under our revolving credit facility at the completion of this offering. Pro forma interest expense reflects interest on assumed borrowings under our revolving credit facility following the completion of the offering. Please read Note 2 to our pro forma condensed consolidated financial information.

(2)	Represents current assets less current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The historical financial statements included in this prospectus reflect the assets, liabilities and operations of our Predecessor and the following discussion analyzes the financial condition and results of operations of our Predecessor. You should read the following discussion and analysis of financial condition and results of operations in conjunction with the historical and pro forma condensed consolidated financial statements, and the notes thereto, included elsewhere in this prospectus. For ease of reference, we refer to the historical financial results of our Predecessor as being “our” historical financial results.

Business Overview

We are one of the largest independent marketers and distributors of refined petroleum products and related services to the E&P and coal mining industries in the continental United States. We procure and sell diesel fuel, lubricating oil and custom-blended lubricants to companies engaged in the drilling for and production of oil and natural gas and in the mining of coal. We deliver these products to our customers at their well sites or mining locations. We also provide value-added logistics and energy management services necessary for drilling, production and mining activity, such as on-site refueling of equipment for drilling and hydraulic fracturing and coal mining operations and the design, fabrication and provision of storage tanks and other equipment to well sites and mining locations. Our services also include the provision of fuel additives; collection of used oil and lubricants; lubricant oil analysis; remote monitoring of fuel tanks; and maintenance and inspection of drilling, production and mining equipment. Within the E&P industry, we have three major customer groups: (i) E&P companies that hold oil and natural gas drilling rights, who purchase our fuel and services; (ii) drilling contractors providing services to E&P companies, who purchase our lubricants and services; and (iii) well completion companies providing hydraulic fracturing services for unconventional oil and natural gas wells, who purchase our fuel, lubricants and services. The well sites where we perform our services are located in the major U.S. unconventional oil and natural gas plays, including the Bakken, Barnett, Eagle Ford, Haynesville, Marcellus, Niobrara, Utica and Woodford Shales, and the Permian Basin. In the coal mining industry, we sell our fuel, lubricants and services to mining companies. Substantially all of the coal mining locations that we currently serve are located in the Central Appalachian region of the United States.

Our Operations

We manage our business to maximize the volume of the products we sell to our customers and the margin between the cost at which we purchase products from our suppliers and the price at which we are able to sell such products to our customers. We also seek to maximize the amount of energy logistics services we provide to our customers.

We charge our customers for delivered fuel in one of two ways. A customer may pay a price per gallon determined by adding an agreed-upon premium to a posted index price, plus a freight fee based on the customer’s location and the nature of its operations. Alternatively, a customer may pay a single, fixed amount per gallon of delivered fuel. Due to the frequency and volume of the purchases we make from our suppliers, we are often able to negotiate bulk purchase rates for fuel that are below the posted index price. We consider the difference between our cost for fuel and the posted index price to be a procurement margin. We consider the premium over the posted index price and the freight fee that we charge to our customers to be attributable to our delivery and logistics capabilities. In our experience, the value of these capabilities to customers determines our product margins more than the market price of the products we sell, even though the market price of our products is volatile. We generally obtain higher product margins for our fuel and lubricant deliveries to and services performed in remote, rugged or environmentally sensitive areas, such as mountainous regions and mines. Although volatility in the price of our products can materially affect the total size of our revenue, cost of products sold and working capital requirements, it does not immediately affect our product margin. Increased working capital requirements may, however, cause us to incur additional debt, which would increase our interest expense. We generally do not maintain a significant inventory of our fuel products, which limits our commodity price exposure. Most of our product sales are generated pursuant to master service agreements under which our customers have an option, but not the obligation, to purchase fuel or lubricants from us. Although some customers have contracts under which they agree to purchase all of their fuel or lubricants from us, they are typically under no obligation to purchase a minimum amount.

We charge our customers for delivered lubricants at a single, fixed amount per gallon, which includes the cost of product plus delivery. For this type of a transaction, we purchase lubricants from our suppliers and hold them in our inventory for delivery to our customers’ locations. In addition, we make deliveries on behalf of our suppliers who have direct relationships with certain customers, primarily in the mining industry. For this type of a transaction, we purchase the product from our supplier, hold it in our inventory and deliver it upon supplier request to the end customer for a delivery fee.

We also generate revenues through our service offerings, primarily an on-site refueling service for our E&P and mining customers. We place our personnel and equipment at customer locations to provide round-the-clock fueling and support in order to ensure our customers’ critical equipment operates without disruption. We charge these customers a service fee in addition to charges per gallon of product sold. For certain services that complement our product distribution, such as equipment maintenance and our risk management and waste removal services, we do not charge our customers a separate fee for the service but only a fixed price for the delivery of fuel or lubricants.

How We Evaluate Our Operations

Our results are driven primarily by the volume of products that our customers demand from us and the product margin we earn on each gallon of fuel or lubricant delivered. Results are also driven by revenues on services we provide to our customers. Our management relies on certain financial and operational metrics to analyze our performance. These metrics are significant factors in assessing our operating results and profitability and include (i) sales volumes, (ii) product margin, (iii) operating expenses and (iv) Adjusted EBITDA.

Sales Volumes

Our management views the volumes of fuel and lubricants sold as an important measure of demand for our services and our ability to grow market share and effectively utilize our assets. Demand for the services we provide generally increases as the volumes of fuel and lubricants sold increase.

Product Margin

We define product margin as the difference between the selling price of our products and the purchase cost of those products. Product margin is one of three key components of gross margin that management monitors and uses to evaluate our performance. Management evaluates product margin because it must cover our product distribution and overhead expenses and provide a return on capital employed. The other two components of gross margin are service revenues and distribution expenses. Distribution expenses include the costs of delivering products to our customers and providing services. We evaluate these costs separately since we do not allocate them to specific products sold or specific services rendered.

Product margin is a non-GAAP supplemental financial measure that management and the external users of our combined financial statements may use to assess:

•	the margin on product sales required to cover the costs to deliver products and our overhead costs and to provide an acceptable return on capital employed;

•	our pricing policies and efficiency of our procurement;

•	our margins as compared to those of other publicly traded partnerships in our industry; and

•	our margins as compared to those of potential acquisition targets.

We believe that the presentation of product margin will provide useful information to investors in assessing our financial condition and results of operations. The GAAP measure most directly comparable to product margin is gross profit. Our non-GAAP financial measure of product margin should not be considered an alternative to gross profit. Product margin has important limitations as an analytical tool because it excludes some but not all items that affect gross profit. Product margin differs from gross profit because product margin excludes service revenues and distribution expenses and costs of service revenues. You should not consider product margin in isolation or as a substitute for analysis of our results as reported under GAAP. Because product margin may be defined differently by other companies in our industry, our definition of product margin may not be comparable to similarly titled measures of other companies, thereby diminishing its utility.

For a reconciliation of product margin to gross profit, its most directly comparable GAAP financial measure, please read “Prospectus Summary—Summary Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.”

Operating Expenses

Our management seeks to maximize the profitability of our operations in part by minimizing operating expenses, which are comprised of distribution expenses and selling, general and administrative expenses. Certain distribution expenses such as driver compensation, fuel expense and common carrier expense tend to correlate with the volume of fuel and lubricants delivered. Distribution expenses also include expenses that are less variable such as compensation of warehouse and dispatch employees, rent and other facilities expenses, vehicle maintenance and repair expenses, depreciation expense, supplies and other overhead expenses. These expenses increase significantly, however, when we mobilize operations and assets into new areas in response to customer movement or demand. Selling, general and administrative (“SG&A”) expenses include general management compensation, professional fees, amortization expense and allocations by Maxum Petroleum of its corporate overhead costs.

Adjusted EBITDA

We define Adjusted EBITDA as net income (loss) adjusted to exclude interest expense, income taxes, depreciation and amortization, equity-based compensation, severance expense, unrealized derivative gains and losses, acquisition expenses, and certain other expenses that are non-cash charges or that we consider not to be indicative of ongoing operations.

Adjusted EBITDA is a non-GAAP supplemental financial measure that management and external users of our combined financial statements, such as industry analysts, investors, lenders and rating agencies, may use to assess:

•	our operating performance as compared to other publicly traded partnerships in our industry, without regard to historical cost basis or financing methods;

•	the ability of our assets to generate sufficient cash flow to make distributions to our unitholders;

•	our ability to incur and service debt and fund capital expenditures; and

•	the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

We believe that the presentation of Adjusted EBITDA will provide useful information to investors in assessing our financial condition and results of operations. The GAAP measures most directly comparable to Adjusted EBITDA are net income and cash flow from operations. Our non-GAAP financial measure of Adjusted EBITDA should not be considered as an alternative to net income or cash flow from operations. Adjusted EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect net income and cash flows from operations. You should not consider Adjusted EBITDA in isolation or as a substitute for analysis of our results as reported under GAAP. Because Adjusted EBITDA may be defined differently by other companies in our industry, our definition of Adjusted EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing its utility.

For a reconciliation of Adjusted EBITDA to net income and cash flow from operations, its most directly comparable GAAP financial measures, please read “Prospectus Summary—Summary Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.”

Items Impacting the Comparability of Our Financial Results

Our future results of operations may not be comparable to the historical results of operations for the periods presented below for our Predecessor, for the reasons described below:

•

The historical financial statements of our Predecessor cover periods in which we experienced significant expansion into new geographic areas and growth through acquisitions. The impact of geographical expansions and acquisitions in the future may be different than the impact of historical activities.

•

We anticipate incurring approximately $2.0 million of general and administrative expenses attributable to operating as a publicly traded partnership, such as expenses associated with annual and quarterly reporting, tax returns and Schedule K-1 preparation and distribution expenses, Sarbanes-Oxley compliance expenses, expenses associated with listing on the NYSE, independent auditor fees, legal fees, investor relations expenses, registrar and transfer agent fees, director and officer liability insurance expenses and director compensation. These incremental general and administrative expenses are not reflected in the historical combined statements of operations of our Predecessor.

•

From and after the completion of the offering, we will be required to reimburse Maxum Petroleum for the time and materials spent in performing certain general and administrative services on our behalf. These reimbursement expenses may be significantly different from the corporate overhead allocations that are reflected in the historical combined statements of operations of our Predecessor. Please read “Certain Relationships and Related Party Transactions—Omnibus Agreement.”

•

Our Predecessor’s historical combined financial statements include U.S. federal and state income tax expense calculated on a separate return basis. Due to our status as a partnership, most of our earnings will not be subject to U.S. federal income tax or state income taxes in the future.

•

Our Predecessor’s historical combined statements of operations include an allocation of Maxum Petroleum’s interest expense. Following the completion of this offering, we will have a revolving credit facility on which we will pay interest, and Maxum Petroleum will no longer allocate a proportionate share of its interest expense to us.

•

In May 2009, Maxum Petroleum launched a project to enable it to more effectively approach the market as a single entity with a single brand, which we refer to as the business transformation project. This project included the development and implementation of an enterprise-wide information system which was fully implemented into our operations on October 1, 2011. We believe that this project will transform our business processes so that we can procure and deliver our products and provide our services to our customers more effectively and efficiently. Maxum Petroleum has allocated to us our proportionate share of the cost of this project, which we refer to as business transformation expense. We expect the allocation of these expenses from Maxum Petroleum to diminish as we complete our implementation of the information system and integrate these new business processes. No additional business transformation expenses will be allocated to us after the completion of this offering. We expect to begin to realize the full benefit from this project during fiscal year 2013.

•

In 2010 and 2011, we established facilities in the Marcellus, Eagle Ford and Bakken Shales which added to our fixed indirect distribution expenses in those periods. As our volume grows in these areas of operation, we expect to benefit from the operating leverage these upfront costs will provide.

•

Following the completion of this offering, we intend to make cash distributions to our unitholders and our general partner at an initial distribution rate of $         per unit per quarter ($         per unit on an annualized basis). Based on the terms of our cash distribution policy, we expect that we will distribute to our unitholders and our general partner most of the cash generated by our operations. In addition, we expect to borrow under our revolving credit facility in to pay a portion of the minimum quarterly distribution on all units for each of the quarters ending September 30, 2012 and December 31, 2012. As a result, we expect to fund future capital expenditures from cash and cash equivalents on hand, cash flow generated from our operations, borrowings under our revolving credit facility and future issuances of equity and debt securities. Historically, our Predecessor largely relied on cash flows generated internally and funding provided by Maxum Petroleum.

General Trends and Outlook

We expect our business to continue to be affected by the following key trends. Our expectations are based on assumptions made by us and information currently available to us. To the extent our underlying assumptions about, or interpretations of, available information prove to be incorrect, our actual results may vary materially from our expected results.

Operating Environment

We serve customers in the E&P and coal mining industries. As a result, our business is substantially dependent on conditions in the energy industry and, in particular, the willingness of our customers to engage in drilling and production activities and coal mining. The level of customers’ activities and their demand for our services generally depend on their prevailing views of future supply and demand for oil, natural gas products, refined products, electric power and mined products, their cost structure and access to capital and the effect of government regulation.

With respect to the E&P industry, the number of land-based drilling rigs active in the United States has been growing steadily since the summer of 2009. We believe this trend will continue in the near-term. We have demonstrated our ability to secure the equipment and establish the infrastructure to meet the needs of our E&P customers as their operations expand in volume and geographically. Although recent prices for natural gas are at historic lows, the decrease in natural gas drilling activity has been offset by increased drilling activity in oil and liquids-rich formations. Recently, our E&P customers have experienced a slowdown in the growth of their drilling and production activity as they relocate rigs from gas-rich plays to more liquids-rich plays in different basins. This has resulted in a decline in our fuel and lubricant volumes because migrating rigs consume less of our products and services. We expect these rigs to become re-engaged in drilling and production activity and to see a significant increase in hydraulic fracturing activity beginning in the second half of fiscal year 2013. According to the Baker Hughes rig count, there were 534 natural gas rigs active on June 29, 2012, compared to 874 on July 1, 2011, representing a decrease of 38.9%. However, the Baker Hughes rig count indicated that there were 1,421 oil rigs active on June 29, 2012, compared to 1,006 on July 1, 2011, representing an increase of 41.3%. Further, hydraulic fracturing services are increasingly being deployed in traditionally oil-focused basins such as the Bakken and Eagle Ford Shales. Spears & Associates estimates that the number of horizontal wells drilled is projected to grow from 15,004 in 2011 to 16,799 and 18,079 in 2012 and 2013, respectively. Based on discussions with many of our E&P customers, we expect our customers will maintain their relationships with us in their current and new locations. Accordingly, we expect to benefit as current and new customers increase their domestic exploration and production of natural gas, natural gas liquids and crude oil. This increased demand will be partially offset by lower levels of coal mining activity as utilities increasingly use lower priced natural gas instead of coal.

As companies increasingly focus on their core business, they have tended to outsource their procurement and logistics processes. This trend has given rise to the emergence of a growing number of third-party logistics providers in the last two decades. Major oil companies have increasingly transferred their distribution business to third-party logistics providers. We believe fuel refiners and lubricant manufacturers will become increasingly selective with regard to their distribution partners. Refiners and manufacturers increasingly view their relationship with distribution partners as an extension of their brand and logistics networks and not merely as an avenue to resell their products to end users. We expect to benefit from this selectivity because we have better access to capital, broader product and service offerings and a larger distribution network than most of our competitors.

As in the E&P industry, large coal mining operators rely increasingly on third-party logistics providers for products and services that are necessary to the operation of their core business. The coal customers’ demand for the products and services offered by these third-party providers is driven by domestic coal production. Although total U.S. coal production has been increasing in recent years, the Central Appalachian region has faced declining production. However, we have been able to grow our sales volumes in this area from 86 million gallons in fiscal year 2008 to 116 million gallons in fiscal year 2011, representing a 35% increase. While near-term industry production challenges could increase and our strong volume growth relative to declining coal production in the Central Appalachian region could diminish, we believe the strength of our customer base and their coal reserves, increasing demand for coal exports, and the strength of our operating model provide us the opportunity for continued growth.

Acquisition Opportunities

We intend to selectively pursue asset acquisitions from third parties to the extent such acquisitions complement our existing asset base, allow us to capture operational efficiencies or expand our service offerings to our customers. We expect that we will engage in a higher level of acquisition activity as a result of the trend towards consolidation in our industry. We may also acquire additional assets from Maxum Petroleum.

Although we may incur significant expense in connection with an acquisition or expansion into a new geographic area, as we increase volumes and the number of customers in that area, we benefit from increased operating efficiencies and product margins.

Results of Operations

A summary of our combined statements of operations for the periods indicated is presented below (in thousands):

	Fiscal Year Ended June 30,			Nine Months Ended March 31,
				(unaudited)
	2011	2010	2009	2012	2011
Revenues	$1,484,972	$954,404	$1,131,530	$1,381,290	$1,043,678
Cost of sales	1,426,413	920,489	1,074,197	1,327,058	1,001,254

Gross profit	58,559	33,915	57,333	54,232	42,424
Selling, general and administrative expenses	41,193	30,628	26,722	36,162	29,836
Other operating expense (income), net	(834)	(477)	(438)	498	(694)

Operating income	18,200	3,764	31,049	17,572	13,282
Interest expense, net	18,730	13,124	10,902	17,517	13,596
Miscellaneous income, net	(550)	(720)	(60)	(67)	(326)

Income (loss) before income taxes	20	(8,640)	20,207	122	12
Income tax expense (benefit)	309	(3,163)	7,806	445	204

Net income (loss)	$(289)	$(5,477)	$12,401	$(323)	$(192)

Other Financial Data:
Adjusted EBITDA	$40,841	$21,581	$45,724	$35,612	$30,417
Product margin	$124,054	$87,999	$113,683	$113,020	$90,127

Operating Data (gallons sold):
Fuels	469,819	383,273	410,975	374,791	350,286
Lubricants	16,940	14,004	13,963	12,479	12,621

A description of the recurring components of our statements of operations follows:

Revenues. Revenues include the amounts earned on the sales of fuels, lubricants and other products and on services provided to our customers. We recognize revenue when there is persuasive evidence of an arrangement between us and the customer, products have been delivered to the customer or services rendered, pricing is fixed or determinable and collection is reasonably assured. When we are the primary obligor in the sales arrangements with our customers and bear credit and inventory risk, we record revenue on a gross basis. When we act solely as delivery agent for lubricants being sold by a producer, revenue is recorded on a net basis. We record estimated reductions to revenue for customer rebate programs based on historical experience and estimated revenue levels. Sales and excise taxes collected from customers and remitted to governmental authorities are presented on a net basis in the combined statements of operations.

Cost of Sales. Cost of sales includes the cost of the products we purchase for resale and our distribution expenses. Distribution expenses include the costs we incur to deliver products to our customers and to store, move and prepare products for shipment and to provide the services we provide to our customers. Direct distribution expenses include driver compensation, fuel expense, and common carrier expenses. Indirect distribution expenses include compensation of warehouse and dispatch employees, rent and other facilities expenses, vehicle maintenance and repair expenses, depreciation expense, supplies and other related overhead expenses. Depreciation expense relates to our property and equipment, including primarily transportation equipment and storage facilities.

Gross Profit. Gross profit is the difference between revenues and cost of sales.

Selling, General and Administrative Expenses. Our SG&A expenses are comprised of expenses incurred by operations, corporate overhead allocations and an allocation of business transformation expenses. The expenses incurred by operations include compensation of the sales, general management and administrative employees that directly support our business operations as well as travel expenses, legal fees, insurance expense, property taxes and amortization of intangible assets and other administrative overhead, in each case related to our business operations. The corporate overhead allocation includes the cost of certain services provided by Maxum Petroleum for management, human resources, accounting, treasury, tax, legal, insurance and other corporate services. These allocations were based on measures that management believes are reasonable and reflect our cost of doing business. Maxum Petroleum also allocates to us our share of the business transformation expense.

Other Operating Income, Net. Other operating income, net is primarily rental income and the net gains and losses on sales of property and equipment, including sales of obsolete or used vehicles taken out of service.

Interest Expense, Net. Maxum Petroleum allocates to us our proportionate share of its interest expense. The allocation was based on the capital employed, defined as total assets less total liabilities, of our operations in proportion to the total capital employed by all of Maxum Petroleum’s operating units. No interest expense will be allocated to us after the completion of this offering. After the completion of this offering, we expect to incur interest expense on indebtedness under our revolving credit facility.

Miscellaneous Income (Expense), Net. Miscellaneous income (expense) is the net of non-operating miscellaneous income credits and expense charges.

Income Tax. Income taxes were computed on a separate return basis and include the impact of non-deductible expenses and changes in state tax rates on our net deferred tax liabilities.

Nine Months Ended March 31, 2012 Compared to the Nine Months Ended March 31, 2011

Revenues. Revenues for the nine months ended March 31, 2012 were $1.4 billion, an increase of $337.6 million, or 32.3%, compared to the nine months ended March 31, 2011. Revenues from fuel, lubricants, other products and services are shown below (in thousands):

	Nine Months Ended March 31,
	2012	2011	Change
Fuel	$1,235,464	$932,373	$303,091
Lubricants	91,375	79,754	11,621
Other products	25,775	17,526	8,249
Services	28,676	14,025	14,651

Total	$1,381,290	$1,043,678	$337,612

Revenues from fuels increased $303.1 million, or 32.5%, during the nine months ended March 31, 2012 compared to the nine months ended March 31, 2011. Higher average selling prices, as a result of higher oil prices, contributed $237.7 million to the increase. Volume was 24.5 million gallons, or 7.0%, higher for the nine months ended March 31, 2012 than the nine months ended March 31, 2011. Deliveries to our E&P customers, which increased 36.9 million gallons, or 17.7%, was consistent with the 17.6% increase in the average number of active land based rigs during the nine months ended March 31, 2012 compared to the nine months ended March 31, 2011. In January 2012, we discontinued deliveries to a low margin wholesale account reducing fuel volumes 9.9 million gallons when compared to the nine months ended March 31, 2011. In addition, our coal customers’ demand for our products and services was lower during the nine months ended March 31, 2012 as a result of reduced demand for coal.

Lubricant revenues increased $11.6 million, or 14.6%, during the nine months ended March 31, 2012 compared to the nine months ended March 31, 2011. Higher average selling prices accounted for this increase as gallons delivered were lower in the nine months ended March 31, 2012 as compared to the prior period.

Revenues from other products increased $8.2 million, or 47.1%, during the nine months ended March 31, 2012 compared to the nine months ended March 31, 2011 reflecting higher sales of additives, other production fluids and related products to our E&P customers.

Services revenues increased $14.7 million, or 104.5%, during the nine months ended March 31, 2012 compared to the nine months ended March 31, 2011. Most of the increase was attributable to an increase in the volume of services provided to our E&P customers engaged in hydraulic fracturing.

Gross Profit. Gross profit for the nine months ended March 31, 2012 was $54.2 million, an increase of $11.9 million, or 27.8%, compared to the nine months ended March 31, 2011. The key components of gross profit are summarized in the following table (in thousands):

	Nine Months Ended March 31,
	2012	2011	Change
Product margin	$113,020	$90,127	$22,893
Service revenues	28,676	14,025	14,651
Distribution expenses	(87,464)	(61,728)	(25,736)

Gross profit	$54,232	$42,424	$11,808

Product margin increased $22.9 million, or 25.4%, during the nine months ended March 31, 2012 compared to the nine months ended March 31, 2011. This increase was primarily attributable to the following:

•	Fuel margins were approximately $0.04 per gallon higher contributing an increase of $15.4 million. This increase is net of a $1.0 million write-off of the fair value of a sales agreement that had been hedged by a futures contract with MF Global. This write-off was necessitated by the bankruptcy of MF Global. We have no further exposure to losses associated with the MF Global bankruptcy.

•	Higher fuel volume contributed $4.1 million.

•	Lubricant product margin increased $2.8 million primarily due to margins that were $0.24 per gallon higher.

•	Increased sales of other products contributed $0.5 million.

The increase in services revenues also had a positive impact on gross profit. The costs of providing these services are included in distribution expenses. The increase in distribution expenses during the nine months ended March 31, 2012 compared to the nine months ended March 31, 2011 were as follows:

•	The direct costs associated with the increased volume, additional services and higher fuel costs totaled $15.6 million.

•	Depreciation and other vehicle related expenses increased $5.6 million due primarily to additional vehicles necessary to service the increased volume.

•

The increase in the costs associated with staffing and operating our warehouse and distribution facilities was $4.3 million. This increase was primarily due to new facilities in the Marcellus, Eagle Ford and Bakken Shales.

Selling, General and Administrative. SG&A expenses were $36.2 million, an increase of $6.3 million, or 21.2%, during the nine months ended March 31, 2012 compared to the nine months ended March 31, 2011. The following table is a summary of SG&A expenses (in thousands):

	Nine Months Ended March 31,
	2012	2011	Change
Expenses incurred by operations	$16,906	$14,550	$2,356
Corporate overhead allocation	15,796	9,545	6,251
Business transformation expense	3,460	5,741	(2,281)

Total SG&A	$36,162	$29,836	$6,326

The increase in expenses incurred by operations during the nine months ended March 31, 2012 compared to the nine months ended March 31, 2011 was primarily attributable to higher compensation expense. This increase in compensation is related to additional administrative staff needed for our increased business activity. In addition, we added staff, which we expect to be temporary, to minimize disruptions during the implementation of our new information system. The allocation of corporate overhead includes higher general corporate costs of $1.2 million and higher information technology costs of $2.9 million. Our operations began implementing the enterprise-wide information system in July 2011 and, as a result, a larger portion of the cost of corporate information technology services has been allocated to us since that date. In addition, Maxum Petroleum began amortizing the cost of the information system in February 2011, and the increase in our share of this amortization expense was $2.1 million.

Other Operating Expense (Income), Net. Other operating expenses, net totaled $0.5 million for the nine months ended March 31, 2012 compared to other operating income, net of $0.7 million for the nine months ended March 31, 2011. In November 2011, in connection with the MF Global bankruptcy, we made a payment of $0.8 million to terminate a customer sales agreement that was hedged by a futures contract with MF Global.

Operating Income. For the reasons described above, operating income for the nine months ended March 31, 2012 was $17.6 million, $4.3 million higher than for the nine months ended March 31, 2011.

Interest Expense. Interest expense allocated by Maxum Petroleum for the nine months ended March 31, 2012 was $17.5 million compared to $13.6 million allocated for the nine months ended March 31, 2011. The increase in the amount of interest allocated to us was attributable to an increase in the amount of capital employed in our operations as a percent of the total capital employed by Maxum Petroleum reflecting the growth in our volume.

Income Tax Expense. The income tax expense for the nine months ended March 31, 2012 was $0.4 million compared to an income tax expense of $0.2 million for the nine months ended March 31, 2011. Income tax expense for each of the nine month periods ended March 31, 2012 and 2011 reflects the significance of the non-deductible expenses relative to the amount of the pretax income.

Net Loss. For the reasons described above, our net loss for the nine months ended March 31, 2012 was $0.3 million compared to the net loss of $0.2 million recorded for the nine months ended March 31, 2011.

Adjusted EBITDA. Adjusted EBITDA for the nine months ended March 31, 2012 was $35.6 million, an increase of $5.2 million, or 17.1%, compared to the nine months ended March 31, 2011. As explained above, operating income increased $4.3 million in the nine months ended March 31, 2012 compared to the nine months ended March 31, 2011. Operating income for the nine months ended March 31, 2012 includes higher depreciation and amortization expense of $2.5 million. Adjusted EBITDA excludes an expense of $0.8 million recorded in November 2012 to terminate a customer sales agreement and business transformation expenses which were $2.3 million lower during the nine months ended March 31, 2012 compared to the nine months ended March 31, 2011.

Fiscal Year Ended June 30, 2011 Compared to Fiscal Year Ended June 30, 2010

Revenues. Revenues for fiscal year 2011 were $1.5 billion, an increase of $530.6 million, or 55.6%, compared to fiscal year 2010. Revenues from fuel, lubricants, other products and services are shown below (in thousands):

	Fiscal Year Ended June 30,
	2011	2010	Change
Fuels	$1,334,155	$843,833	$490,322
Lubricants	108,201	85,925	22,276
Other products	21,696	13,798	7,898
Services	20,920	10,848	10,072

Total	$1,484,972	$954,404	$530,568

Revenues from fuels increased $490.3 million, or 58.1%, during fiscal year 2011 compared to fiscal year 2010. Higher average selling prices, a result of higher oil prices, contributed $299.8 million of the increase. Volume was 86.5 million gallons, or 22.6%, higher in fiscal year 2011 and accounted for the remainder of the increase. The volume increase was primarily attributable to the following:

•

Increased deliveries to our E&P customers of 78.9 million gallons, representing a 39.0% increase, accounted for most of the volume increase. According to Baker Hughes, the average number of land-based rigs in operation was approximately 42% higher during fiscal year 2011 compared to fiscal year 2010.

•	Increased fuel deliveries to our coal mining customers totaled 15.3 million gallons.

•	Fuel sold primarily to our wholesale customers declined 7.7 million gallons.

Lubricant revenues in fiscal year 2011 were $108.2 million, an increase of $22.3 million, or 25.9%, compared to fiscal year 2010. Higher average selling prices and increased volume contributed to the increase. Lubricant volume increased by 2.9 million gallons during fiscal year 2011 compared to fiscal year 2010. Lubricants delivered to E&P customers increased 2.5 million gallons and lubricants delivered to coal mining customers increased 1.0 million gallons. Volume sold primarily to our wholesale customers declined 0.6 million gallons.

Revenues from other products in fiscal year 2011 were $21.7 million, which represented an increase of $7.9 million, or 57.2%, compared to fiscal year 2010 and reflected higher sales of coolants, fuel additives and related products to E&P customers.

Service revenues in fiscal year 2011 was $20.9 million, an increase of $10.1 million, or 92.8%, compared to fiscal year 2010. This change was attributable to increases in services provided to our E&P customers engaged in hydraulic fracturing.

Gross Profit. Gross profit in fiscal year 2011 was $58.6 million, an increase of $24.6 million, or 72.7%, compared to fiscal year 2010. The key components of gross profit are summarized in the following table (in thousands):

	Fiscal Year Ended June 30,
	2011	2010	Change
Product margin	$124,054	$87,999	$36,055
Service revenues	20,920	10,848	10,072
Distribution expenses	(86,415)	(64,932)	(21,483)

Gross profit	$58,559	$33,915	$24,644

The increase in product margin in fiscal year 2011 compared to fiscal year 2010 was primarily attributable to the following:

•	Fuel margins increased approximately $0.03 per gallon, contributing an increase of $12.9 million. Higher fuel volume contributed $12.6 million.

•	Improved lubricant margins and higher volume contributed $6.6 million.

•	Increased sales of other products contributed $4.0 million.

The increase in service revenues also had a positive impact on gross profit. The costs of providing these services are included in distribution expenses. Increases in distribution expenses in fiscal year 2011 compared to fiscal year 2010 were as follows:

•	The direct costs associated with increased volume, additional services and higher fuel costs totaled $13.9 million.

•	Depreciation and other vehicle related expenses increased $3.7 million due primarily to vehicles added to service the increased volume.

•

The increase in the costs associated with staffing and operating our warehouse and distribution facilities was $3.9 million. This increase was primarily due to new facilities in the Marcellus, Eagle Ford and Bakken Shales.

Selling, General and Administrative Expenses. SG&A expenses were $41.2 million in fiscal year 2011, an increase of $10.6 million, or 34.5%, compared to fiscal year 2010. The following table provides a summary of SG&A expenses (in thousands):

	Fiscal Year Ended June 30,
	2011	2010	Change
Expenses incurred by operations	$19,786	$18,226	$1,560
Corporate overhead allocation	14,670	8,126	6,544
Business transformation expense	6,737	4,276	2,461

Total selling, general and administrative expenses	$41,193	$30,628	$10,565

Expenses incurred by operations increased $1.6 million in fiscal year 2011 compared to fiscal year 2010. Selling expenses and travel costs were $0.5 million higher in fiscal year 2011 due to the increase in business activity. Insurance costs were also higher in fiscal year 2011 due to a $0.5 million charge recorded to cover the deductible on a potential claim that may arise as a result of an incident that occurred during the year. The increase in the allocation of corporate overhead expenses by Maxum Petroleum was primarily attributable to the following:

•	Bonus expense in fiscal year 2011 was $2.1 million. There were no bonuses paid in fiscal year 2010.

•

Information technology expenses increased $2.5 million. During fiscal year 2011 Maxum Petroleum added staff to maintain the enterprise-wide information system and began amortizing the capitalized cost of the information system.

•	We were allocated a greater percentage of overall corporate expenses due to the rate of our growth compared to the overall growth of Maxum Petroleum.

Operating Income. For the reasons described above, operating income for fiscal year 2011 was $18.2 million, an increase of $14.4 million as compared to fiscal year 2010.

Interest Expense. Interest expense allocated by Maxum Petroleum for fiscal year 2011 was $18.7 million compared to $13.1 million allocated for fiscal year 2010. The amount of interest allocated increased by $5.6 million and the percentage allocated to our operations increased from 38% to 44%. The increase in the percentage allocated was due to an increase in our working capital and property and equipment.

Income Tax. The income tax expense for fiscal year 2011 was $0.3 million. Income tax expense reflects non-deductible expenses and the impact of state tax rates on our net deferred tax liability. Our effective tax rate in fiscal year 2010 was 36.6%.

Net Loss. For the reasons described above, our net loss for fiscal year 2011 was $0.3 million, which was $5.2 million lower than the net loss recorded for fiscal year 2010.

Adjusted EBITDA. Adjusted EBITDA for fiscal year 2011 was $40.8 million, an increase of $19.3 million, or 89.2%, compared to fiscal year 2010. As explained above, operating income increased $14.4 million in 2011 compared to 2010. Operating income for 2011 includes higher business transformation expenses of $2.5 million, higher depreciation and amortization expenses of $1.3 million and higher unrealized losses on derivatives of $0.5 million. These items are excluded from the calculation of Adjusted EBITDA.

Fiscal Year Ended June 30, 2010 Compared to Fiscal Year Ended June 30, 2009

Revenues. Revenues for fiscal year 2010 totaled $954.4 million, a decrease of $177.1 million, or 15.7%, compared to fiscal year 2009. Revenues from fuels, lubricants and other products and services are shown below (in thousands):

	Fiscal Year Ended June 30,
	2010	2009	Change
Fuels	$843,833	$991,451	$(147,618)
Lubricants	85,925	113,595	(27,670)
Other products	13,798	15,490	(1,692)
Services	10,848	10,994	(146)

Total	$954,404	$1,131,530	$(177,126)

Revenues from fuels decreased $147.6 million, or 14.9%, in fiscal year 2010 compared to fiscal year 2009. Lower average selling prices, a result of lower oil prices, contributed $80.8 million of the decrease. Volume was 27.7 million gallons, or 6.7%, lower in fiscal year 2010, and accounted for the remaining $66.8 million of the decline.

The volume decline was primarily attributable to the following:

•	Fuel that was previously sold primarily to our wholesale customers declined 20.8 million gallons.

•

Reduced deliveries to our E&P customers of 12.0 million gallons, representing a 5.6% decrease, contributed to the decrease. According to Baker Hughes, the average number of land-based rigs declined approximately 20% from fiscal 2009 to fiscal 2010. Despite the decline in the aggregate number of active land-based rigs, we experienced volume growth in the Marcellus Shale.

•	Fuel deliveries to our coal mining customers increased 5.1 million gallons.

Lubricant revenues in fiscal 2010 were $85.9 million, a decrease of $27.7 million, or 24.4%, compared to fiscal year 2009. Lower average selling prices accounted for this decline. Lubricant volumes were essentially unchanged as lower volume to our E&P customers was partially offset by increases primarily to our metallurgical coal mining customers.

Gross Profit. Gross profit in fiscal year 2010 was $33.9 million, a decrease of $23.4 million, or 40.8%, compared to fiscal year 2009. This decline in gross profit was due to lower product margin as shown in the following table (in thousands):

	Fiscal Year Ended June 30,
	2010	2009	Change
Product margin	$87,999	$113,683	$(25,684)
Service revenues	10,848	10,994	(146)
Distribution expenses	(64,932)	(67,344)	2,412

Gross profit	$33,915	$57,333	$(23,418)

The decline in product margin in fiscal year 2010 compared to fiscal year 2009 was primarily attributable to the following:

•

Fuel margins decreased approximately $0.05 per gallon, contributing an $18.0 million decline. Lower margins were the result of competitive pressures as a result of lower customer demand and an oversupplied market for distillates in certain areas in which we operate. Lower fuel volume accounted for $5.3 million of the decline.

•	Lubricant margins were $0.15 per gallon lower contributing $2.2 million of the decline.

Direct distribution expenses in fiscal year 2010 declined $5.8 million compared to fiscal year 2009 reflecting the decline in gallons delivered. Warehouse and logistic compensation, facilities expense, depreciation and other vehicle expenses increased $3.4 million in fiscal 2010 compared to fiscal 2009 primarily due to new infrastructure required to service our E&P customers in the Marcellus Shale.

Selling, General and Administrative Expenses. SG&A expenses were $30.6 million, an increase of $3.9 million, or 14.6%, in fiscal year 2010 compared to fiscal year 2009. The following table provides a summary of SG&A expenses (in thousands):

	Fiscal Year Ended June 30,
	2010	2009	Change
Expenses incurred by operations	$18,226	$18,419	$(193)
Corporate overhead allocation	8,126	6,485	1,641
Business transformation expense	4,276	1,818	2,458

Total SG&A	$30,628	$26,722	$3,906

Expenses incurred by operations decreased $0.2 million in fiscal 2010 compared to 2009. Compensation expense decreased $1.3 million due to lower bonus expense and staff reductions, which was partially offset by a $0.6 million acceleration in the amortization of intangible assets of trade names. The allocation of corporate overhead increased in 2010 due to expenses incurred in building the corporate staff and moving into a new office in Greenwich, Connecticut. The business transformation project was launched in May 2009; accordingly, fiscal year 2010 was the first full year of expenses related to the project.

Operating Income. For the foregoing reasons, operating income for fiscal year 2010 was $3.8 million, a decrease of $27.3 million compared to fiscal year 2009.

Interest Expense. Interest expense allocated by Maxum Petroleum for fiscal year 2010 was $13.1 million compared to $10.9 million allocated for fiscal year 2009. This increase was primarily due to the increased percentage allocated to our operations, from 33% to 38% as our operations represented a higher percentage of Maxum Petroleum’s capital employed in 2010 than in 2009.

Income Tax Benefit. The income tax benefit for fiscal year 2010 was $3.2 million, reflecting an effective tax rate of 36.6% compared to an effective rate of 38.6% for fiscal year 2009.

Net Loss. For the reasons described above, our net loss for fiscal year 2010 was $5.5 million, $17.9 million lower than the net income recorded for fiscal year 2009.

Adjusted EBITDA. Adjusted EBITDA for fiscal year 2010 was $21.6 million, a decrease of $24.1 million, or 52.8%, compared to fiscal year 2009. As explained above, operating income decreased $27.3 million in 2010 compared to 2009. Operating income for 2010 includes higher business transformation expenses of $2.5 million, higher depreciation and amortization expenses of $0.5 million, and lower unrealized gains on derivatives of $0.4 million. These items are excluded from the calculation of Adjusted EBITDA.

Liquidity and Capital Resources

Cash Flow Summary

Our cash flows from operating, investing and financing activities, as reported in our combined financial statements, included elsewhere in this prospectus, are summarized as follows (in thousands):

	Fiscal Years Ended June 30,			Nine Months Ended March 31,
	2011	2010	2009	2012	2011
				(unaudited)
Net cash provided by (used in):
Operating activities	$(37,393)	$(42,097)	$101,051	$(34,268)	$(33,006)
Investing activities	(28,465)	(11,124)	(21,840)	(26,397)	(18,840)
Financing activities	66,300	52,991	(81,505)	60,235	51,735

Operating Activities

Working capital has a significant impact on the amount of cash we generate or use in our operating activities. We generally provide our fuel customers payment terms ranging from 10 to 30 days, whereas our fuel vendors generally require payment on purchases in 10 days. Accordingly, volume changes and changes in fuel prices can cause significant swings in accounts receivable that are not fully offset by corresponding changes in accounts payable as illustrated in the following table (in thousands):

	Fiscal Years Ended June 30,			Nine Months Ended March 31,
	2011	2010	2009	2012	2011
				(unaudited)
Changes in accounts receivable	$60,723	$51,918	$(93,853)	$45,158	$59,368
Changes in accounts payable	(4,529)	(10,000)	18,728	(4,957)	(14,805)

Net increase (decrease) in working capital	$56,194	$41,918	$(75,125)	$40,201	$44,563

During the nine months ended March 31, 2012, cash flow used by operations totaled $34.3 million. An increased investment in working capital consumed $51.0 million, of which $40.2 million was attributable to the net impact of the increases in accounts receivable and accounts payable and $6.6 million was attributable to increases in inventories. During the nine months ended March 31, 2011, cash flows used by operations totaled of $33.0 million and the increase in working capital other than inventories was $44.6 million. During both nine-month periods, the increases in working capital were primarily the result of higher selling prices and increased volumes reflected in accounts receivable that were not offset by corresponding increases in accounts payable.

Operations used cash of $37.4 million during fiscal 2011. An increased investment of $52.9 million in working capital was the primary cause of this consumption of cash. The increase in working capital was primarily the result of higher selling prices and increased volumes reflected in accounts receivable that were not offset by corresponding increases in accounts payable.

Operations used cash of $42.1 million during fiscal 2010. An increased investment of $50.0 million in working capital was the primary cause of this consumption of cash. At the end of fiscal year 2009, the decrease in our accounts receivable reflected the significant drop in drilling activity that occurred during the last quarter of the year. By the end of fiscal 2010, drilling activity had increased and our accounts receivable increased significantly without a corresponding increase in accounts payable.

In fiscal 2009, we generated $101.1 million of cash from operations. In fiscal 2009, working capital was reduced $67.9 million. The reduction in working capital was primarily due to lower accounts receivable that reflected lower selling prices and significantly lower volume.

Investing Activities

We invested $27.2 million in new property and equipment during the nine months ended March 31, 2012 compared to $19.2 million invested during the nine months ended March 31, 2011. Most of this new investment was related to transportation equipment and storage facilities. Investing activity during the nine months ended March 31, 2011 included $5.1 million for the acquisition of DeCristo, Inc.

We invested $23.5 million in new property and equipment in fiscal 2011, compared to $13.2 million in fiscal 2010 and $10.3 million in fiscal 2009. This new property and equipment consisted primarily of trucks, storage facilities and other equipment.

We paid $5.1 million for the acquisition of DeCristo, Inc. in fiscal 2011 and $8.6 million for the acquisition of Mid-State Industrial Lubricants Co. in fiscal 2010.

Investing activities for fiscal 2010 included a $10.4 million reduction in restricted cash related to margin requirements on accounts with securities firms used to purchase derivatives contracts in connection with customer fuel sale contracts. For fiscal 2009, investing activities included an increase in restricted cash of $10.7 million.

Financing Activities

Net cash provided by (used in) financing activities was provided by or provided to Maxum Petroleum. Maxum Petroleum uses a centralized approach to cash management whereby all of our cash receipts and cash disbursements are processed through Maxum Petroleum’s cash accounts.

Liquidity and Capital Resources

Historically, our sources of liquidity included cash generated from operations and funding provided by Maxum Petroleum. Following this offering, we will have separate bank accounts, but Maxum Petroleum will provide treasury services on our general partner’s behalf under our omnibus agreement. Our principal liquidity requirements are to finance operations, fund capital expenditures and acquisitions and make cash distributions.

At the completion of this offering, MPOC will retain all trade accounts receivable and all cash on the balance sheets of the Contributed Subsidiaries. To fund our immediate working capital needs, we will retain a portion of the net proceeds from this offering. We expect our ongoing working capital and capital expenditures to be funded by cash generated from operations and borrowings under our revolving credit facility. We believe that cash generated from these sources will be sufficient to meet our short-term working capital requirements and long-term capital expenditure requirements and to make quarterly cash distributions. However, we are subject to business and operational risks that could adversely affect our cash flow and access to borrowing under our revolving credit facility.

We anticipate capital spending of $37.8 million and $22.4 million for the fiscal years ending June 30, 2012 and 2013, respectively, of which approximately $8.7 million and $8.5 million, respectively, will be maintenance capital expenditures and $29.1 million and $6.0 million, respectively, will be expansion capital expenditures. There can be no assurance that we will actually make these expenditures during these fiscal years or that such expenditures will result in our maintaining or increasing profits or expanding our business.

Distributions

We intend to pay a quarterly distribution at an initial rate of $         per unit, which equates to an aggregate distribution of approximately $         million per quarter, or approximately $         million on an annualized basis, based on the number of common, subordinated and general partner units anticipated to be outstanding immediately after the closing of this offering. We do not have a legal obligation to make distributions except as provided in our partnership agreement. Please read “Our Cash Distribution Policy and Restrictions on Distributions” and “Provisions of Our Partnership Agreement Relating to Cash Distributions.”

Revolving Credit Facility

Concurrently with the closing of this offering, we and our subsidiaries will enter into a $250 million senior secured revolving credit facility with PNC Bank, National Association, as administrative agent and collateral agent, and a syndicate of lenders, which will mature on the fifth anniversary of the closing date of this offering. A portion of our new revolving credit facility will be available for the issuance of letters of credit and the advancement of swing line loans. Subject to the satisfaction of certain conditions precedent, our new revolving credit facility will be available to pay fees and expenses incurred in connection with this offering, to fund working capital requirements and capital expenditures, to fund acquisitions, to pay distributions and for general partnership purposes. We expect to have no outstanding borrowings under this new revolving credit facility as of the closing date of this offering. Our revolving credit facility will have an accordion feature that will allow us to increase the available revolving borrowings under the facility by up to an additional $100 million, subject to our receiving increased commitments from existing lenders or new commitments from new lenders and the satisfaction of certain other conditions.

Our obligations under our revolving credit facility and under any interest rate protection or other hedging arrangements or cash management arrangements entered into with any entity that is a lender or affiliate of a lender under our revolving credit facility at the time of such transaction will be secured by a first priority lien on substantially all of our assets. Availability under the revolving credit facility will be subject to borrowing base limitations. In particular, amounts outstanding under the revolving credit facility may not exceed the borrowing base from time to time in effect, which shall be determined with reference to the sum of eligible inventory, eligible receivables and eligible fixed assets, multiplied by the applicable advance rates. The borrowing base is also subject to reserves that may be set from time to time by the administrative agent in its good faith business judgment under the revolving credit facility. At the closing of this offering, we anticipate we will be able to borrow up to approximately $         million under our new revolving credit facility, based upon its anticipated $100 million borrowing base. Available borrowing capacity under the new revolving credit facility will be reduced by the amount of any letters of credit and swing line loans we have outstanding.

Our revolving credit facility will contain various covenants and restrictive provisions that will limit our ability to, among other things:

•	incur or guarantee additional debt;

•	make distributions on or redeem or repurchase units;

•	make certain investments, loans and acquisitions;

•	incur certain liens or permit them to exist;

•	enter into certain types of transactions with affiliates;

•	merge or consolidate with another company or otherwise engage in a change of control;

•	transfer, sell or otherwise dispose of assets; and

•

make capital expenditures during any fiscal year in excess of (i) $50 million plus, (ii) an amount of up to 50% of the unused limit in the previous fiscal year with such carry-forward amount being deemed used first in the succeeding fiscal year.

Our revolving credit facility will contain events of default customary for transactions of this nature, including, but not limited to (i) events of default resulting from our failure to comply with covenants and financial ratios, (ii) the occurrence of a change of control, (iii) the institution of insolvency or similar proceedings against us, and (iv) the occurrence of a default under any other material indebtedness we may have. Upon the occurrence of an event of default, subject to the terms and conditions of our revolving credit facility, the lenders may, in addition to exercising other remedies, declare any outstanding principal of our revolving credit facility debt, together with accrued and unpaid interest, to be immediately due and payable.

In addition, at any time that an event of default has occurred and is continuing or if our availability under the revolving credit facility falls below an amount equal to 10% of the amount of aggregate commitments under the revolving credit facility, we must maintain a fixed charge coverage ratio of at least 1.10 to 1 (as of the last day of (a) the month immediately preceding the month in which such event occurs, for the period equal to the twelve consecutive months then ended and (b) as of the last day of each quarter occurring after such event and continuing until such event is suspended, for the period equal to the four consecutive quarters then ended). The fixed charge coverage ratio will be defined under our revolving credit facility to mean the ratio of (a) EBITDA minus the amount of certain capital expenditures, to (b) the sum of certain debt, tax and dividend payments. We anticipate that we will be in compliance with the financial covenants contained in our new revolving credit facility immediately after giving effect to this offering.

Loans under the revolving credit facility (other than swing line loans) will bear interest at our option at either:

•

a base rate, which will be the highest of (i) the federal funds rate in effect on such day plus 0.50%, (ii) the administrative agent’s prime rate in effect on such day and (iii) daily LIBOR plus 1.50%, in each case, plus an applicable margin ranging from 0.75% to 1.50%, depending on our undrawn availability under the revolving credit facility; or

•	LIBOR plus an applicable margin ranging from 1.75% to 2.50% depending on our undrawn availability under the revolving credit facility.

Swing line loans will bear interest at the base rate plus an applicable margin ranging from 0.75% to 1.50%.

The unused portion of our revolving credit facility will be subject to a facility fee ranging from 0.25% to 0.50% per annum, depending on our usage of the revolving credit facility.

Contractual Obligations

The following table provides a summary of our significant contractual obligations at June 30, 2011 (in thousands):

	Payments by Fiscal Year Ended June 30,					Thereafter	Total
	2012	2013	2014	2015	2016
Operating leases	$2,942	$2,440	$2,377	$2,307	$2,193	$16,774	$29,033

As described in Note 15 to our audited combined financial statements included elsewhere in this prospectus, we lease equipment and office and warehouse facilities under non-cancellable operating leases with remaining terms which extend to 17 years. Certain of these leases contain escalation and renewal options. We also lease certain vehicles and other equipment for terms extending to two years.

Critical Accounting Policies and Estimates

Use of Estimates

The preparation of the combined financial statements in conformity with accounting principles generally accepted in the United States requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the periods presented. Estimates are used for, but not limited to, the allowance for doubtful accounts, depreciation and amortization, goodwill valuation, valuation of intangible assets and other long-lived assets, valuation of derivative instruments, income taxes, and other contingencies. Changes in the facts and circumstances may result in revised estimates and actual results could differ from these estimates.

Revenue Recognition

We recognize revenue when there is persuasive evidence of an exchange arrangement, delivery has occurred or services have been rendered, the price is fixed or determinable and collectability is reasonably assured.

Generally, products are delivered to customers under sales agreements pursuant to which title passes to the customer when products have been delivered. Product revenue is recorded at the time the delivery is completed.

Revenues for services, which are primarily on-site equipment fueling and maintenance services, are recorded as these services are provided.

We have evaluated the factors that must be considered in determining whether revenue should be recorded gross or net. Generally, revenues and cost of products sold are recorded on a gross basis since we are the primary obligor, establish the prices of the products sold or services rendered and bear inventory and credit risks. We also have sales arrangements under which we are not the primary obligor. Under these sales arrangements, we deliver products on behalf of certain suppliers and do not establish pricing or bear credit risk. Revenues and costs of products sold under these arrangements are recorded on a net basis.

We record estimated reductions to revenue for customer rebate programs based on historical experience and estimated revenue levels.

Sales and excise taxes collected from customers and remitted to governmental authorities are presented on a net basis in the combined statements of operations.

Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and are stated at the amount reasonably expected to be collected. Credit is extended to customers based on an evaluation of each customer’s financial condition and terms generally require payment within 30 days of delivery. We evaluate the collectability of accounts receivable and determines the appropriate reserve for doubtful accounts based on a combination of factors. Accounts are generally reserved if they are past due over a specified period of time or have been referred to outside parties for collection. In addition, management will provide a reserve if it is aware of a specific customer’s inability to pay amounts due. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Property and Equipment

Property and equipment are carried at historical cost less accumulated depreciation. Costs, including complete asset replacements and enhancements or upgrades that increase the original efficiency, productivity or capacity of property and equipment are capitalized. Ordinary maintenance and repairs are expensed as incurred, whereas betterments are capitalized.

Depreciation expense for financial reporting purposes is computed on a straight-line basis over the estimate useful lives of the assets or, for leasehold improvements, over the term of the lease, if shorter. Accelerated methods of depreciation are used for income tax purposes. Depreciation expense is included in distribution expenses.

Goodwill

Goodwill is recorded when the consideration paid for an acquisition exceeds the fair value of the net tangible and identifiable intangible assets acquired. We perform an impairment test of its goodwill annually, or whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. Impairment of goodwill is evaluated at a reporting unit level. In performing the impairment test, we estimate the fair value of each of its reporting units by determining the present values of expected cash flows. The estimated fair value of each reporting unit is then compared to its carrying value. If the carrying value exceeds the fair value of the reporting unit, we compare the implied fair value of the affected reporting unit’s goodwill with the carrying value of that goodwill. The annual impairment test is performed using an income approach to estimate the fair value of each of its reporting units, discounting future cash flows with an assumed cost of capital.

Derivative Instruments

We have used exchange-traded futures contracts to hedge the price risk associated with diesel fuel inventories that are expected to be held for more than a few days. We, at times, designated such derivatives as fair value hedges; accordingly, when these derivatives are designated for fair value hedging, the related inventory is recorded at fair market value. We do not currently have any such inventories or contracts.

All derivatives are recognized as assets or liabilities in the combined balance sheets at fair value. Changes in the fair value of derivatives are reported in earnings in the statements of operations. Unrealized and realized gains and losses on customer contracts, which are not designated for hedge accounting, are reported in revenues in the combined statement of operations. Unrealized and realized gains and losses on inventory hedges, which are designated as fair value hedges, are recorded in cost of sales in the combined statement of operations, along with an offsetting gain or loss resulting from the mark-to-market adjustment of the hedged diesel fuel inventory.

To qualify for fair value hedge accounting, the hedging relationship between the hedging instruments and hedged items must be highly effective over an extended period of time in achieving the offset of changes in fair values attributable to the hedged risk at the inception of the hedge and on an ongoing basis. If it is determined that a derivative is not or has ceased to be highly effective as a hedge, we discontinue hedge accounting prospectively.

We have not elected to offset fair value amounts recognized for derivative instruments and fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash arising from derivative instruments recognized at fair value executed with the same counterparty under a master netting arrangement.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued guidance for “Improving Disclosures about Fair Value Measurements.” This guidance clarified existing guidance for disclosures about inputs and valuation techniques used in estimating fair value measurements, requires additional disclosures for significant transfers in and out of Levels 1 and 2, and requires a reconciliation of Level 3 activity to be presented on a gross basis. We adopted this guidance on July 1, 2010, and it did not have an effect on its combined financial statements, other than additional disclosures.

In May 2011, the FASB issued guidance titled “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS” to improve the comparability of fair value measurements presented and disclosed in financial statements. This guidance amends the application of the “highest and best use” concept to be used only in the measurement of fair value of nonfinancial assets, clarifies that the measurement of the fair value of equity-classified financial instruments should be performed from the perspective of a market participant who holds the instruments as an asset, clarifies that an entity that manages a group of financial assets and liabilities on the basis of its net risk exposure can measure those financial instruments on the basis of its net exposure to those risks, and clarifies when premiums and discounts should be taken into account when measuring fair value. The fair value disclosure requirements also were amended. We adopted this guidance in fiscal year 2012, and it had no effect on its combined financial statements, other than additional disclosures.

In August 2011, the FASB guidance titled “Testing Goodwill for Impairment” which simplifies how entities test goodwill for impairment. Under this amended guidance, entities have the option to qualitatively assess whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If an entity elects to perform the qualitative assessment and determines that it is not more likely than not that the reporting unit’s fair value is less than its carrying amount, no further evaluation would be necessary. This guidance will be effective for us in fiscal year 2013. We are in the process of evaluating the impact the amended guidance will have on its combined financial statements.

In December 2011, the FASB issued guidance which requires a company to disclose information about financial instruments that have been offset and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. This guidance will require us to provide both net (offset amounts) and gross information in the notes to the financial statements for relevant assets and liabilities that are offset. This guidance is effective at the beginning of our 2013 fiscal year and will be applied retrospectively. We are in the process of evaluating the impact of this guidance on its combined financial statements.

Off-Balance Sheet Arrangements

We currently have no off-balance sheet arrangements.

Seasonality

We do not experience significant seasonality of demand.

Effects of Inflation

We do not currently experience significant effects of inflation. However, if we were to experience a significant or steady increase in fuel prices as a result of inflation, it could increase our working capital requirements.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to financial market risks associated with commodity prices. We manage a portion of the risk associated with commodity process using derivative financial and commodity instruments. We do not use derivative instruments for trading purposes.

Commodity Price Risk

We are subject to volatility in the cost of our products as a result of the market risk associated with the price of oil. We manage our exposure to this risk primarily through pricing agreements with our customers which enable us to raise prices if index prices increase. We offer sales programs with price risk management features, such as caps, floors and graduated discounts. We mitigate our exposure to commodity prices from these programs using derivative contracts. We are subject to basis risk, which is the risk that the change in the cash price of the commodity being hedged will not be completely offset by an equal and opposite change in the value of the hedging instrument. We have also used exchange-traded futures contracts to hedge the price risk associated with diesel fuel inventories that are expected to be held for more than a few days, although we do not currently have any such inventories or contracts.

The table below provides a summary of our commodity-related derivative instruments as of June 30, 2011 (in thousands):

Derivative Instrument	Settlement Period	Gallons	Asset Value
Futures	August 2011	714	$9
Futures	August 2011	168	1
Options	September 2011	1,260	494
Options	June 2012	20,244	2,370
Swaps	January 2012	5,208	3,178
Swaps	December 2011	1,260	789

		28,854	$6,841

The table below provides a summary of our commodity-related derivative instruments as of March 31, 2012 (in thousands):

Derivative Instrument	Settlement Period	Gallons	Asset (Liability) Value
Swaps	August 2012	2,100	$621
Swaps	September 2012	9,480	2,839

		11,580	$3,460

INDUSTRY

The refined petroleum marketing and distribution industry consists primarily of (1) the marketing and distribution of fuels and lubricants and (2) the provision of value-added procurement and logistics services to a variety of end users, primarily in industrial and commercial applications. We serve consumers of diesel, lubricants and these services in the E&P and coal mining industries, where recent trends have encouraged production companies to outsource other important functions, such as fuel procurement, to third-party logistics suppliers. Moreover, large oil companies who supply the production companies have increasingly transferred their marketing and distribution business to third-party logistics providers. These trends have increased the size and scope of the refined petroleum marketing and distribution industry and help drive industry demand.

Refined Petroleum Marketing and Distribution Industry

Independent fuel distributors purchase products from refiners or other distributors and then resell them to fixed retail outlets, end users or other distributors. The refined petroleum marketing and distribution industry is a large and highly fragmented industry composed of approximately 6,880 domestic fuel marketers and distributors with annual aggregate revenues of approximately $750 billion, according to Petroleum Trends International, Inc. Approximately 5,400 domestic operators, or 78%, are relatively small and distribute less than 10 million gallons a year, as indicated in the chart below.

Number and Size of Independent Fuel Distributors in U.S. Market

Source: Petroleum Trends International, Inc. (2007)

Fuel

Distillate fuel oils consist primarily of diesel, which is the primary product consumed in the commercial and industrial segment. Most of the distillate fuel sold to end users in the United States is sold by petroleum marketers and distributors and the major oil companies. According to the EIA, U.S. consumption of distillate fuel oil increased from an average 2.9 million barrels per day in 1991 to an average 3.6 million barrels per day in 2009. Continuing economic growth and global industrialization are expected to drive increased demand for distillate fuel, since it is the primary fuel used in transportation and various commercial and industrial applications. The EIA reports that domestic consumption of distillate fuel oil averaged 3.8 million barrels per day in 2010 and 2011 and is projected to increase to an average 4.4 million barrels per day by 2035.

The chart below shows the historical growth in the consumption of distillate fuel oil in the United States.

U.S. Distillate Fuel Oil Consumption (MMBbl/d)

Source: U.S. Energy Information Administration

Lubricants

Lubricants are oils and greases manufactured from refined petroleum products that are used to reduce friction, remove heat and minimize wear between moving parts or solid surfaces. Lubricants are critical to the specialized equipment used by our customers, such as engines, gear boxes, hydraulic systems and bearings and play a critical role in minimizing downtime, ensuring reliability and maximizing equipment life and productivity. Lubricant distributors in the United States primarily serve commercial and industrial users, automotive motor oil suppliers and original equipment manufacturers. Lubricants are becoming increasingly important due to the increased use of specialized equipment in industrialized manufacturing applications that are expected to drive continued growth in demand.

The chart below shows the projected growth in the sales of lubricants in the United States.

U.S. Lubricant Sales (gallons in billions)

Source: Kline & Company (2010)

Outsourcing Trends

As companies increasingly focus on their core business, they have tended to outsource their procurement and logistics processes. This trend has given rise to the increased integration of third-party logistics providers in the operations of their customers and suppliers. For major oil companies, this has meant focusing more on upstream (exploration for and production of crude oil and natural gas) and less on downstream (refining, marketing and distribution) activities. For our E&P and coal mining customers, this has meant focusing directly on the drilling and production of oil and natural gas or the mining of coal and hiring third-parties to provide necessary on-site services that are separate from their core activities.

We believe that refiners and lubricant manufacturers will become increasingly selective with regard to their distribution partners. Refiners and lubricant manufacturers increasingly view their relationship with distribution partners as an extension of their brand and logistics networks and not merely as an avenue to resell their products to end users. Distributors with better access to capital, broad product and service offerings and large networks, like we offer, are likely to have strong relationships with suppliers.

Specialization Among Larger Distributors

The basic delivery of fuel to retail outlets via a local distribution network generally entails the use of tanker trucks and semi-trucks suitable for delivery in easily accessible locations. This method is the most common business model in the industry. The ease of access to this type of equipment contributes to the large number of small-scale fuel distributors and the highly competitive dynamics of our industry. More specialized activities like remote delivery, environmentally sensitive location access, fuel management programs, equipment monitoring, and maintenance and environmental services require more specialized systems and equipment. Higher safety requirements and employee training standards also differentiate operators engaged in large-scale commercial distribution from the smaller-scale fuel distributors.

Our Customers’ Industries: E&P and Coal

We focus our efforts on distributing refined petroleum products, primarily diesel fuel and lubricants as well as limited amounts of gasoline, and providing value-added services to customers engaged in the E&P and coal mining industries. Approximately 86% of our revenues for the twelve months ended December 31, 2011 were to customers in these markets. Within the E&P industry, we have three major customer groups: (i) E&P companies that hold drilling rights for oil and natural gas who purchase our fuel and services to operate rigs; (ii) drilling contractors providing services to E&P companies who purchase our lubricants and services; and (iii) well completion companies providing hydraulic fracturing services for unconventional oil and natural gas wells who purchase our fuel, lubricants and services.

U.S. E&P Industry: Increased Drilling in Oil and Liquids-Rich Formations

Drilling activity in the United States, which we measure by rig count and well completion activity, drives the demand for the products and services we sell to our E&P customers. Total U.S. rig count has increased over the last three years. The Baker Hughes rig count indicates that there has been an increase in total land-based oil and natural gas rigs operating in the continental United States, growing from an average of 1,688 rigs in fiscal year 2011 to 1,939 rigs in fiscal year 2012 through June 15, 2012, an increase of 14.9%. This growth was led by an increase in active oil rigs from an average of 774 oil rigs in fiscal year 2011 to an average of 1,191 oil rigs in fiscal year 2012 through June 15, 2012, an increase of 53.9%. Further, hydraulic fracturing services are increasingly being deployed in traditionally oil-focused basins. According to Spears & Associates, the number of horizontal wells drilled grew from 6,795 in 2009 to 15,004 in 2011 and is estimated to grow to 16,799 and 18,079 in 2012 and 2013, respectively. Although recent prices for natural gas are at historic lows, the decrease in natural gas drilling activity has been offset by increased drilling activity in oil and liquids-rich formations in North America, such as the Bakken, Eagle Ford Shale, Permian Basin and Utica Shale. Although the E&P industry is cyclical and oil prices are at historically high levels and remain volatile, we believe that many of the oil and liquids-rich plays are economically attractive even at oil prices substantially below the current prevailing market prices, which would support continued drilling activity even if oil prices decline. The EIA is projecting average onshore oil production in the continental U.S. to grow from 3.8 MMbl/d in 2011 to 4.2 MMbl/d in 2012, further increasing to 4.4 MMbl/d in 2013, an increase of 16% from 2011. While the number of drilling rigs supporting onshore natural gas production in the continental United States is declining, the EIA is projecting average natural gas production to grow from 60.2 Bcf/d in 2011 to 63.8 Bcf/d in 2012, and holding at that level in 2013, an increase of 6%.

The following chart tracks total rig count and illustrates the offset caused by the recent increase in the overall oil rig count as compared to the decline in the overall natural gas rig count.

Oil Rig Count vs. Natural Gas Rig Count

Source: Baker Hughes Rig Count.

The following diagram is based on a database compiled by Schlumberger, the world’s largest oilfield services company. The data illustrates the year-over-year change in oil and natural gas rig count by play, depicting increased drilling activity in liquids-rich basins. We operate or have facilities in all of these plays. Many of these plays, including the Bakken, Niobrara, Marcellus and Eagle Ford, are located in challenging environments or remote regions, some of which we already serve with our specialized equipment using our existing facilities in nearby areas.

Rig Migration—Twelve Months Ended December 31, 2011

Company map and analysis, based on Smith Bits, Schlumberger Limited data.

U.S. E&P Industry: Ongoing Development of Existing and Emerging Unconventional Resources

A recent phenomenon that has increased the demand for our products and services and has driven growth in the E&P industry has been the development of unconventional oil and natural gas-rich fields in the United States, often in remote or environmentally sensitive locations that have little infrastructure to support delivery of diesel fuel or lubricants. Unconventional oil and natural gas production, exemplified by the shift to horizontal drilling from vertical drilling and the use of hydraulic fracture stimulation, generally requires a greater amount of fuel and lubricants than conventional oil and natural gas activities due to the increase in total footage drilled and the higher service intensity required by the rigs and hydraulic fracturing fleets. For example, current trends in horizontal drilling involve longer laterals, more hydraulic fracturing stages and pad drilling, all of which requires more continuous runtime of equipment and well completion services.

We expect that, as E&P operators continue to develop unconventional oil and natural gas resources, employ more horizontal rigs, and conduct larger and more highly coordinated hydraulic fracture jobs, demand for fuel and lubricants will continue to grow. E&P operators often limit their fuel provider relationships to a select few distributors in a given geographic territory. Due to the capital intensity of operations in unconventional reservoirs, the cost of downtime on these projects is significant. Consequently, E&P operators place a large premium on quality and reliability and tend to do business with distributors who can provide safe and reliable service on short notice.

The following chart illustrates this recent trend in drilling activity in the United States, depicting an increasing amount of the number of wells and total footage drilled, both of which are indicators of the increase in overall demand for our products and services.

Wells and Footage Drilled

Source: Spears & Associates (2012).

U.S. Coal Industry

Similar to E&P operators, large coal mining operators rely increasingly on third-party logistics providers for products and services that are necessary to the operation of their core business. Coal mining customers’ demand for the products and services offered by these third-party providers is driven by domestic coal production.

According to the EIA, the United States is home to approximately 27.5% of worldwide recoverable reserves, the largest amount of recoverable reserves of coal in the world. The U.S. Department of Energy estimates that current domestic recoverable coal reserves could supply enough electricity to satisfy domestic demand for approximately 200 years. Although annual coal production in the United States has increased from 613 million short tons per year in 1970 to 1.1 billion short tons per year in 2010, coal production has generally declined in recent periods. For example, according to the EIA, the amount of electricity in the United States generated by coal-fired power plants decreased from 50% in December 2008 to 41% in December 2011.

The following chart illustrates U.S. coal production (million short tons per year) as reported by the EIA.

U.S. Coal Production, 1970-2010

Source: U.S. Energy Information Administration.

While overall U.S. coal production has increased since 1970, since 2007, total U.S. coal production has declined and coal production in the Central Appalachian region, which is the second largest coal basin in the United States after the Powder River Basin (based on production) and is the area in which substantially all of our coal mining customers are located, has been declining and is expected to continue to decline due primarily to production challenges, reserve degradation, and difficulties acquiring permits needed to conduct mining operations. In addition, underground mining operations have become subject to additional, more costly and stringent safety regulations, which have had the effect of increasing their operating costs and capital expenditure requirements. Central Appalachian coal production (including both thermal and metallurgical coal) has declined approximately 29% from 261 million tons in 2000 to 186 million tons in 2010, according to the EIA. From 2008 to 2011, metallurgical coal production from the Central Appalachian region has increased from 46.5 million tons to 53.7 million tons. Substantially all of our coal mining customers are located in the Central Appalachian region.

Approximately 90% of overall domestic coal production is consumed within the United States, where coal is used primarily by power plants to generate electricity, by steel companies to produce coke for use in blast furnaces and by a variety of industrial users to treat power foundries, cement plants, paper mills, chemical plants and other manufacturing or processing facilities. As of January 2012, the EIA projected that domestic consumption of coal will grow at approximately 0.4% per year through 2035 as shown in the following table:

					Annual Growth 2010-2035
	Actual 2010	Projected 2012	Forecast
Sector			2020	2035
Electric power	976	906	918	1,021	0.2%
Other industrial	51	47	49	48	(0.2%)
Coke plants	21	23	20	16	(1.1%)
Residential / Commercial	3	3	3	3	0.0%
Coal-to-Liquids	—	—	25	68	N/A

Total U.S. coal consumption	1,051	979	1,015	1,156	0.4%

Although the export market is small on a relative basis, recently the domestic coal market has benefited from meaningful growth in exports. Demand for coal has been supported by recovering global economies and continued growth in the Chinese and Indian steel markets, in particular. According to the EIA, exports of U.S. coal grew from 81 million tons in 2010 to 107 million tons in 2011. In addition, metallurgical coal, which is used by steel companies to produce metallurgical coke for use in the steel making process and is produced in the United States mostly from the Central Appalachian region that we serve, is exported at a higher rate than other types of coal mined in other areas of the United States. We expect these trends to continue as demand for U.S. coal increases, and coal companies continue to invest in additional infrastructure necessary to facilitate continued growth in exports.

The following chart illustrates U.S. coal exports (million short tons) from 2000 through 2011 as reported by the EIA.

U.S. Coal Exports, 2000-2011

Source: U.S. Energy Information Administration.

BUSINESS

Overview

We are one of the largest independent marketers and distributors of refined petroleum products and related services to the E&P and coal mining industries in the continental United States. We procure and sell diesel fuel, lubricating oil and custom-blended lubricants to companies engaged in the drilling for and production of oil and natural gas and in the mining of coal. We deliver these products to our customers at their well sites or mining locations. We also provide value-added logistics and energy management services necessary for drilling, production and mining activity, such as on-site refueling of equipment for drilling and hydraulic fracturing and coal mining operations and the design, fabrication and provision of storage tanks and other equipment to well sites and mining locations. Our services also include the provision of fuel additives; collection of used oil and lubricants; lubricant oil analysis; remote monitoring of fuel tanks; and maintenance and inspection of drilling, production and mining equipment. Within the E&P industry, we have three major customer groups: (i) E&P companies that hold oil and natural gas drilling rights, who purchase our fuel and services; (ii) drilling contractors providing services to E&P companies, who purchase our lubricants and services; and (iii) well completion companies providing hydraulic fracturing services for unconventional oil and natural gas wells, who purchase our fuel, lubricants and services. The well sites where we perform our services are located in the major U.S. unconventional oil and natural gas plays, including the Bakken, Barnett, Eagle Ford, Haynesville, Marcellus, Niobrara, Utica and Woodford Shales, and the Permian Basin. In the coal mining industry, we sell our fuel, lubricants and services to mining companies. Substantially all of the coal mining locations that we currently serve are located in the Central Appalachian region of the United States.

The following chart shows the composition of our total revenues on a percentage basis for the twelve months ended March 31, 2012:

The following chart shows the composition of our product margin on a percentage basis, which we define as the difference between the selling prices of our products and the purchase costs of those products, for the twelve months ended March 31, 2012. Product margin excludes service revenues. For a reconciliation of product margin to the GAAP measure gross profit, please read “Prospectus Summary—Summary Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures” on page 19.

Our extensive logistics platform has been tailored to the needs of our customers and can move with our customers to their new areas of operation in the United States. Our logistics platform features a fleet of approximately 790 transport or other delivery vehicles, the substantial majority of which are custom-equipped or modified primarily to deliver fuel and lubricants and provide services to remote, rugged or environmentally sensitive sites. These vehicles are built to our specifications, which include a stronger suspension system than on comparable vehicles to accommodate increased weight, and are operated by our skilled and extensively trained drivers. As of March 31, 2012, our logistics platform also included approximately 40 owned or leased distribution and warehouse facilities, supply procurement arrangements at approximately 380 fuel supply locations nationally, approximately 30 contracted rail cars, and over 11,000 tanks located at customers’ sites.

We have more than 35 years of marketing and distribution experience serving the E&P industry and more than 70 years of experience serving the coal mining industry. During this time, we have developed strong relationships with our customers in both industries. These customers include BP, Chesapeake, Devon, Encana and Helmerich & Payne in the E&P industry and Alpha Natural Resources, Arch Coal, Bluestone Coal, CONSOL Energy and Patriot Coal in the coal mining industry, among others. The average length of our relationships with our top ten customers is over 13 years. We tailor our products and services to each customer’s specific needs, making our services an integrated part of the customer’s operations. In addition, we are a critical link in the supply chain for customers who often lack the required internal staffing, resources, specialized equipment and market expertise to efficiently procure their own fuel and lubricants. We believe we have the necessary resources, capabilities, supplier relationships, infrastructure, technology and management expertise to expand our customer base and to increase the volume of products and services provided to current customers.

Our management team has a successful track record of identifying, executing and integrating strategic acquisitions. The businesses we have acquired have expanded our geographic footprint, diversified our product and service offerings and generated increased revenue and significant cost synergies. We continually look for strategic targets that could further increase our scale and expand our customer base. We expect to benefit from continuing industry consolidation trends. From the fiscal year ended June 30, 2009 to the twelve months ended March 31, 2012, through organic growth and acquisitions, we increased our fuel gallons sold from 411.0 million gallons to 494.3 million gallons, our lubricant gallons sold from 14.0 million gallons to 16.8 million gallons, our total product margin from $113.7 million to $146.9 million and our gross profit from $57.3 million to $70.4 million. For a reconciliation of product margin to the GAAP measure gross profit, please read “Prospectus Summary—Summary Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.”

Our Business Strategies

Our principal business objective is to increase the quarterly cash distributions that we pay to our unitholders over time while maintaining the stability of our business. We expect to achieve this objective through the following strategies:

•

Increase Business with Existing Customers. We are focused on serving large customers in the E&P and coal mining industries and we intend to increase our business with existing customers across regions, products and services. The mobility of our logistics platform positions us to grow our business as our customers move to new oil and natural gas producing basins. As our customers increase activity in current production areas or expand into new areas, we believe our financial position, geographic reach and breadth of product and service offerings make us more attractive than many of our competitors as a source of the products and services required by our customers. We continue to invest capital and move resources into new production areas as drilling and well completion activity increases. For example, we invested in vehicles and equipment in the Bakken, Marcellus and Utica Shales in response to demand from existing customers that we serve in these locations. In addition to geographic growth, a key component of our strategy is to expand the number of products and services we provide to existing customers. For example, we will often market risk management programs to our fuel customers and provide our asset management program and environmental services to customers for whom we are only providing lubricants. We believe this strategy will strengthen our overall relationships with our customers and increase our market share. As a result, the volumes of products we sell can increase at a faster pace than rig count growth in the areas we serve.

•

Attract New Customers. We plan to leverage our existing logistics infrastructure, industry knowledge and operating experience to attract new customers that are currently underserved by smaller, independent distributors. We believe that our superior financial resources, operational capabilities and the breadth of our product and service offerings give us an advantage over these competitors. For example, we have the ability to pursue customers in remote, rugged or environmentally sensitive areas, such as mountainous regions and mines, where we generally obtain higher product margins for our fuel and lubricant deliveries and services. We are capitalizing on the recent growth in drilling and exploration in unconventional oil and natural gas shale plays and liquids-rich plays, including the Bakken, Eagle Ford and Utica Shales, by expanding our oilfield service capabilities to service these areas. By offering essential and reliable products and services to potential customers in these underserved areas, we can secure more of each customer’s business and develop stronger relationships.

•

Continue to Grow with Selective Acquisitions. We plan to pursue accretive acquisitions from third parties of businesses and assets that strengthen our competitive position. We may also acquire from Maxum Petroleum assets and businesses that it owns or may acquire in the future. We target businesses and assets that complement our existing products and services, increase our scale, improve our operating efficiencies and increase and diversify our geographic coverage and customer base. Our acquisition and integration strategy is designed to minimize operational disruptions and ensure continuity when companies are acquired. Since 2004, our management team has completed 15 acquisitions on behalf of Maxum Petroleum, eight of which are expected to be part of our business at the completion of this offering. The success of these acquisitions has been due to careful target selection and a high degree of senior management attention to operational integration. We believe that industry consolidation trends will also provide us with continued growth opportunities for accretive acquisitions that meet our rigorous operational and financial criteria.

•

Continue to Improve Cost Efficiencies. We seek to minimize our cost of fuel procurement and delivery through economies of scale, stable and long-term relationships with suppliers and customers and procurement software. We expect to continue to negotiate bulk purchases of fuel and lubricants at favorable prices due to the frequency and volume of our purchases. We also selectively seek to increase the number of our sole supplier relationships with larger customers. These relationships lead to higher asset utilizations and correspondingly lower operating costs because of increased scale within a location. We are able to further reduce costs by using our procurement software to analyze fuel prices at, and transportation costs from, each of the approximately 380 fuel supply locations nationally from which we have the ability to procure fuel in order to identify the lowest fuel price available in any region on any given day.

•

Operate Safely and Responsibly. We intend to maintain our long history of safe operations and environmental compliance by applying new technologies and investing in training programs for our personnel. We believe that higher safety requirements and employee training standards are points of differentiation for operators engaged in large-scale commercial distribution. Our fleet of specialized delivery vehicles are designed to provide safe, reliable service in the areas in which we operate. For instance, our specialty tank wagons, which are used to provide continuous fueling of hydraulic fracturing equipment, are approximately half the size of the typical tanker truck to allow them to safely navigate a hydraulic fracturing site. In addition, each of our drivers receives extensive safety and environmental training from us and, in most cases, is separately approved by the safety departments of each customer for which he or she makes deliveries. Many of our drivers also satisfy safety training requirements promulgated by MSHA. To monitor and improve the safety of our services, we have an environmental, health and safety department devoted to safety matters and reducing operational and environmental risks. We work diligently to meet or exceed applicable safety and environmental regulations and we intend to continue to enhance our safety monitoring function as our business grows and operating conditions change.

Our Competitive Strengths

We believe we are distinguished by the following key competitive strengths:

•

Leading Position in a Growing Industry. We believe we are the largest independent distributor of fuels, lubricants and related services to the E&P industry in the continental United States with sales of approximately 317.9 million gallons of fuel and 8.4 million gallons of lubricants during the twelve months ended March 31, 2012. According to Baker Hughes, rig count in the continental United States has increased from 1,675 to 1,899 from January 7, 2011 to June 29, 2012. As companies in the industries we serve seek to become more competitive, we believe they will continue to focus on their core business processes and outsource their procurement and logistics processes to third-party providers such as us. We have the purchasing power, financial resources, supplier relationships and product and service offerings to benefit significantly in the projected growth of demand for refined petroleum products for use in the E&P industry.

•

Large Geographic Footprint and Mobile Assets. Our large geographic footprint and the mobility of our logistics platform allow us to react quickly to customer movement and changing demand. We have strategically deployed assets that allow us to operate in 17 states to meet the demands of our more than 1,600 customers located across the United States. We believe that our relative size makes it easier for us than most of our competitors to provide services as our customers move their operations to new or remote locations. In addition, our integrated supply chain and our supplier relationships allow us to move products over great distances to counteract supply disruptions. We expect to be able to seamlessly provide access to products in areas where we do not currently operate by relying on Maxum Petroleum’s assets. For example, in addition to the assets Maxum Petroleum will contribute to us, Maxum Petroleum owns or leases approximately 30 distribution and warehouse facilities throughout the United States to which we have access. We also have access to rail capacity to the Bakken, and expect to have the ability to distribute our products in California, through our relationship with Maxum Petroleum. Please read “Our Relationship with Maxum Petroleum” below.

•

Strong, Long-Standing Customer Relationships. We believe the manner in which we provide products and value-added services has resulted in customer loyalty and customer retention. We are able to provide products and services critical to the operations of our customers and become an integral part of their on-site operations. We provide the fuel, lubricants and related services required by drilling and mining equipment in remote, rugged or environmentally sensitive locations, on-site equipment monitoring and maintenance, fuel management programs, cost control programs and environmental services, all with short response times and round-the-clock service. We believe our extensive logistics platform makes it difficult for our customers to duplicate our infrastructure. We are able to provide products and services through a wide geographic area and service all customer needs for fuel, lubricants and related services at current locations and as they move or expand their operations. We believe these factors contribute to our long-standing customer relationships. The average length of our relationships with our top ten customers is over 13 years, and we have entered into sole supplier arrangements with a growing number of these customers.

•

Specialized Equipment and Products and Skilled Employees. We have used our intimate customer knowledge to tailor our extensive logistics platform and product offerings to the needs of our customers, becoming an integral part of their operations. The majority of our fleet of approximately

790 delivery vehicles are equipped or modified to deliver fuel, lubricants and other fluids to well and mine sites in remote, rugged or environmentally sensitive areas. Many of our vehicles are custom-built or modified to our specifications. Our fleet is operated by skilled drivers, each of whom receives extensive safety and environmental training and, in most cases, is approved by the safety departments of each customer for which he or she makes deliveries. In addition, we have developed specialized products that are blended for us to our specifications in order to meet our customers’ standards.

•

Long-Standing Relationships with Many Suppliers. One of the most critical issues for our customers is reliability of supply. We have strong relationships with, and purchase substantial quantities of fuel and lubricants from, many major oil companies and lubricant manufacturers, including Chevron, Citgo, Marathon Petroleum Corporation and Phillips 66. We are a significant customer of each of our key suppliers as a result of the volume and frequency of our fuel and lubricant purchases. The average length of our relationships with our top ten suppliers is over 14 years. We believe our significant relationships with a large number of suppliers is uncommon in our industry. We believe these key suppliers view us as an extension of their brand. Our suppliers seek strong partners, like us, that have both the financial strength and distribution platform to make reliable placement of their products. Our key suppliers also value their relationship with us because we share their commitment to customer service and safety. In times of constrained supply, we have been able to maintain access to the products we sell when other distributors have not been able to do so, due in part to our status as an important customer of both national and regional major oil companies as a result of the volume of fuel and lubricants we regularly purchase from them.

•

Strong Liquidity Position. Concurrent with the completion of this offering, we intend to enter into a new revolving credit facility. We expect that the revolving credit facility will provide for aggregate borrowings of up to $250 million (with an accordion option to increase the maximum availability of the facility to up to $350 million), subject to borrowing base availability. In addition, we expect to have approximately $         million of cash for working capital purposes immediately following the completion of this offering. This access to capital will provide us with the strength and flexibility to seek attractive acquisitions as they arise and expand our geographic and service offerings to our customers.

•

Experienced Management and Strong Sponsor. We are led by an experienced management team with significant operating and financial expertise. Our executive officers have an average of more than 20 years of relevant experience in the distribution and energy industries. Our senior management has a strong track record of identifying, completing and integrating acquisitions. We have also retained key managers of our acquired companies, which provides our management team with further depth and experience. In addition, our relationship with Maxum Petroleum will provide us with many advantages that we expect will enhance our results of operations, including increased purchasing power, quality and depth in our management and operations personnel, relationships with important suppliers and customers and access to technology and systems. Maxum Petroleum is supported by a strong team of financial sponsors, each of whom has made a significant capital investment and provides a unique perspective and valuable private equity experience to support our continued success and future growth. Please read “Our Relationship with Maxum Petroleum” below.

Our Relationship with Maxum Petroleum

One of our principal attributes is our relationship with Maxum Petroleum. Maxum Petroleum is a leader in the independent energy logistics industry that markets and distributes a comprehensive offering of refined petroleum products and provides value-added logistics and energy management services to a diverse customer base in the United States and Panama. Maxum Petroleum is also one of the largest marine distillate suppliers in the western United States and supplies fuel to railroads and for general industrial and commercial use on a national basis, particularly in the southwest and Midwest United States. Including our operations, we believe Maxum Petroleum is one of the largest independent distributors of refined petroleum products to industrial and commercial customers in the country based on gallons of refined fuel and lubricants sold. For the twelve months ended March 31, 2012, including the assets to be contributed to us, Maxum Petroleum delivered 1.3 billion gallons of fuel and 55.2 million gallons of lubricants. Maxum Petroleum’s procurement and logistics expertise, significant scale, strong supplier relationships, broad distribution platform, enterprise-wide information technology systems, suite of complementary and value-added services and experienced management team make it a leader in the refined petroleum marketing and distribution industry.

At the completion of this offering, Maxum Petroleum will own a 0.1% general partner interest in us, all of our incentive distribution rights and a     % limited partner interest in us. Because of its ownership of the incentive distribution rights, Maxum Petroleum is positioned to directly benefit from facilitating accretive acquisitions and organic growth opportunities for us. However, Maxum Petroleum is under no obligation to make acquisition opportunities available to us, is not restricted from competing with us and may acquire or dispose of assets that would be useful in our business without any obligation to offer us the opportunity to purchase these assets. Please read “Certain Relationships and Related Party Transactions—Omnibus Agreement.”

We believe that our relationship with Maxum Petroleum is an advantage that will enhance our results of operations. Together with Maxum Petroleum, we have increased purchasing power and can aggregate our demand to negotiate better prices for the products we sell. Maxum Petroleum also has relationships with key suppliers, such as Phillips 66, Shell and Chevron, that reduce our costs and provide us with access to a reliable supply of lubricants. Our relationship with Maxum Petroleum will also provide us with access to its enterprise-wide information system and procurement software. In addition to the assets Maxum Petroleum will contribute to us at the completion of this offering, Maxum Petroleum owns or leases approximately 30 distribution and warehouse facilities in Arizona, California, Colorado, Illinois, Indiana, Washington and Panama, which we expect to be able to utilize to respond quickly to a business opportunity.

We believe we will also benefit from the quality and depth of Maxum Petroleum’s management and operations teams, which we believe are among the best in the industry. These teams have a strong record of success in acquiring and integrating businesses to reach new customers and new markets. For example, Maxum Petroleum acquired Simons Petroleum, Inc. in 2004 to expand its business into the E&P industry and Petroleum Products, Inc., a supplier of fuels and lubricants to commercial and industrial customers and coal mining operations in the Central Appalachian region, in 2007. To meet demand from E&P customers in the Marcellus Shale, Maxum Petroleum acquired DeCristo, Inc., based in Canton, Pennsylvania, in 2011. Maxum Petroleum also combined its east coast infrastructure with its mid-continent E&P industry expertise to increase the scope of services offered to its customers in the Marcellus Shale. We may have the opportunity to purchase assets and businesses that Maxum Petroleum owns, including its lubricant blending business, or assets and businesses that Maxum Petroleum may acquire in the future, although it is under no obligation to make such opportunities available to us on acceptable terms or at all.

In addition, Maxum Petroleum is supported by strong financial sponsors with additional knowledge and resources. Maxum Petroleum’s two primary sponsors are:

•	Metalmark, which has $4 billion under management, focuses on investing in the energy and natural resources, healthcare and industrials sectors; and

•

Waud, which has over $1 billion under management, focuses on investing in the healthcare services, business/government/consumer services, logistics/specialty distribution and value-added industrial sectors.

Maxum Petroleum, MPOC and affiliates of Metalmark and Waud are parties to a securityholders’ agreement that prohibits Maxum Petroleum and its subsidiaries, including us, from taking certain actions without the consent of such affiliates.

While our relationship with Maxum Petroleum, its subsidiaries and its sponsors may provide significant benefits, it may also become a source of potential conflict. For example, none of Maxum Petroleum or its sponsors are restricted from competing with us. In addition, all of the initial executive officers and certain of the directors of our general partner also serve as officers and/or directors of Maxum Petroleum or its sponsors, and these officers and directors face conflicts of interest, including conflicts of interest regarding the allocation of their time between us and Maxum Petroleum or its sponsors. Please read “Conflicts of Interest and Duties.”

Products and Services

We market and distribute a comprehensive offering of refined petroleum products, primarily diesel fuel and lubricants, and provide value-added logistics and energy management services to our customers in the E&P and coal mining industries. For the twelve months ended March 31, 2012, fuel accounted for approximately 90% of our revenue, lubricants accounted for approximately 7% of our revenue and services and other products accounted for approximately 3% of our revenue. For the twelve months ended March 31, 2012, fuels accounted for approximately 69% of our product margin, lubricants accounted for approximately 24% of our product margin and other products accounted for approximately 7% of our product margin.

Fuels

Distillate fuel oils consist primarily of diesel, which is the primary product we distribute and sell. We do not distribute jet fuel, marine diesel or heating oil. We are the largest provider of diesel to the E&P industry in the continental United States and to the coal mining industry in the Central Appalachian region of the United States. For the twelve months ended March 31, 2012, we had sales of approximately 317.9 million gallons of fuel to customers in the E&P industry in the continental United States and sales of approximately 110.2 million gallons of fuel to customers in the coal mining industry principally in the Central Appalachian region of the United States. We supply fuel to customers in the E&P and coal mining industries using a specialized fleet of approximately 790 delivery vehicles custom-equipped or modified to meet the demands of the environments in which our customers operate. We specialize in providing fuel to critical drilling and mining equipment in remote, rugged and environmentally sensitive locations with short response times and round-the-clock service. We have access to fuel supplies, including during shortages that would otherwise limit availability to our customers, due to our scale and ratable purchases. Our integrated supply chain and our supplier relationships allow us to move products over great distances to counteract supply disruptions.

We charge our customers for delivered fuel in one of two ways. A customer may pay a price per gallon determined by adding an agreed-upon premium to a posted index price, plus a freight fee based on the customer’s location and the nature of its operations. Alternatively, a customer may pay a single, fixed amount per gallon of delivered fuel. Due to the frequency and volume of the purchases we make from our suppliers, we are often able to negotiate bulk purchase rates for fuel that are below the posted index price. We consider the difference between our cost for fuel and the posted index price to be a procurement margin. We consider the premium over the posted index price and the freight fee that we charge to our customers to be attributable to our delivery and logistics capabilities. In our experience, the value of these capabilities to customers determines our product margins more than the market price of the products we sell, even though the market price of our products is volatile. We generally obtain higher product margins for our fuel and lubricant deliveries to and services performed in remote, rugged or environmentally sensitive areas, such as mountainous regions and mines. Although volatility in the price of our products can materially affect the total size of our revenue, cost of products sold and working capital requirements, it does not immediately affect our product margin. Increased working capital requirements may, however, cause us to incur additional debt, which would increase our interest expense. We generally do not maintain a significant inventory of our fuel products, which limits our commodity price exposure.

Lubricants

Lubricants are oils and greases manufactured from refined petroleum products and used to reduce friction, remove heat and minimize wear between moving parts or solid surfaces. Lubricants are critical to specialized equipment used in our customers’ site operations, such as engines, gear boxes, hydraulic systems and bearings and play a critical role in minimizing downtime, ensuring reliability and maximizing longevity and productivity. We are the largest provider of lubricants to the E&P industry in the continental United States and the coal mining industry in the Central Appalachian region with aggregate sales of approximately 14.3 million gallons of lubricants during the twelve months ended March 31, 2012. All of our customers rely on the efficient operation of specialized equipment critical to our customers’ site operations, and lubricants play a critical role in minimizing downtime, ensuring reliability and maximizing the longevity and productivity of that equipment. Substantially all of the lubricating oils distributed by us to our E&P customers are our products, which are blended for us to our specifications to meet a customer’s standards. Maxum Petroleum is a large lubricant distributor for Phillips 66, Shell and Chevron. Our relationship with Maxum Petroleum reduces our costs and provides us with access to a reliable supply of lubricants that we sell under our own brand.

We charge our customers for delivered lubricants at a single, fixed amount per gallon, which includes the cost of product plus delivery. For this type of a transaction, we purchase lubricants from our suppliers and hold them in our inventory for delivery to our customers’ locations. In addition, we make deliveries on behalf of our suppliers who have direct relationships with certain customers, primarily in the mining industry. For this type of a transaction, we purchase the product from our supplier, hold it in our inventory and deliver it upon supplier request to the end customer.

Services

We provide value-added logistics and energy management services that both generate service revenues and enhance fuel and lubricant product margins. Our primary service is our on-site refueling service, which is utilized by both our E&P and mining customers. We provide this service by placing our equipment and personnel at customer locations to provide round-the-clock fueling and support in order to ensure our customers’ critical equipment operates without disruption and maintains field performance. We procure and deliver fuel products to the customer location and provide on-site personnel to complete fueling in a cost-efficient, safe and environmentally responsible manner. At a well completion site, we provide fuel directly from our delivery vehicles into our customers’ trailer-mounted pumps that drive the hydraulic fracturing process. At a mining site, we provide fuel directly to our customers’ excavation and earth-moving equipment that is not easily transported to a fuel supply location.

In addition, we offer a variety of other services to our customers, including:

•	Equipment Rental. We offer customers with whom we have long-term contractual commitments the ability to lease equipment, such as fuel tanks and lubricant dispensing systems.

•

Risk Management. We offer qualified customers the option to purchase various programs, including fixed quantities of diesel at fixed prices. As a value-added service it can provide customers additional options when purchasing fuel in order to reduce their exposure to market volatility.

•

Asset Management Program. The Asset Management Program (“AMP”) is a service that combines field technical maintenance with a specialized web-based database intended primarily for E&P customers. The AMP system monitors the equipment in a drilling rig and provides real-time alerts when there are critical equipment malfunctions or maintenance is required. The system also maintains a log of all recommendations and actions taken.

•

Environmental Services. We offer services that help our customers comply with environmental codes and regulations. In addition to collecting used oil, lubricants and other liquids, we offer tailored and industry-generic maintenance services as well.

•

Real-Time Reporting. Through the use of a licensed cellular-based tank and truck fleet monitoring system, we deploy technologically advanced fueling systems to obtain accurate reporting of each gallon of fuel dispensed. We use this system to provide customers with accurate real-time refueling information by vehicle and location via online real-time reports.

•

Lubricant Oil Analysis. We perform regularly scheduled analyses of clients’ equipment and lubricants to ensure optimal performance. This service provides our clients with accurate assessments of lubricant condition and is a key factor in extending equipment life.

•

Borescope Engine Inspection. A borescope is an optical device used for maintenance inspection work where the area to be inspected is inaccessible by other means. We use borescopes to capture digital images of interior components of our customers’ equipment, which are then analyzed and transmitted to the customer with specific service recommendations.

For our on-site refueling service, we charge our customers a service fee in addition to charges per gallon of product sold. For certain services that complement our product distribution, such as equipment maintenance and our risk management and waste removal services, we do not charge our customers a separate fee for the service but only a fixed price for the delivery of fuel or lubricants.

Customers

As of March 31, 2012, we supplied more than 1,600 companies. In the twelve months ended March 31, 2012, we sold 428.0 million gallons of fuel and 14.3 million gallons of lubricants to our customers who operate in the E&P and coal mining industries. Approximately 87% of our revenues for the twelve months ended March 31, 2012 were to customers in these markets. The remaining 13% of our revenues were generated from sales of products to wholesale resellers and distributors. Our customer locations are primarily in the Mid-Continent and Central Appalachian region of the United States. Some of our significant customers include BP, Chesapeake, Devon, Encana and Helmerich & Payne in the E&P industry and Alpha Natural Resources, Arch Coal, Bluestone Coal, CONSOL Energy and Patriot Coal in the coal mining industry. Chesapeake accounted for approximately 21% of our revenues for the twelve months ended March 31, 2012. We have longstanding relationships with many of our customers.

Most of our product sales are generated pursuant to master service agreements under which our customers have an option, but not the obligation, to purchase fuel or lubricants from us. Although some customers have contracts under which they agree to purchase all of their fuel or lubricants from us, they are typically under no obligation to purchase a minimum amount.

Drilling and Exploration

Customers in the E&P industry require diesel fuel and lubricants for their drilling rigs, power generators, transportation equipment and well-completion activities. These customers consume large volumes of diesel fuel and lubricants and must be serviced regularly to ensure continuous and reliable operations. We provide the diesel fuel and lubricants as well as services that maintain the drilling equipment and complement our customers’ operations. Our customers include the major oil companies and other owners and operators of drilling rigs in the E&P industry. We believe that we supply the majority of large onshore domestic drilling rigs in the areas in which we operate, including the Bakken, Barnett, Eagle Ford, Haynesville, Marcellus, Niobrara, Utica and Woodford Shales and the Permian Basin.

Coal Mining

We provide diesel, lubricants and other products and services to customers in the coal mining industry. Our customers operate both surface mines and underground mines and mine for both thermal and metallurgical coal. The large earth-moving equipment necessary for surface mines requires a continuous supply of diesel. Underground mines utilize machinery that requires large quantities of lubricants. Our customers include the largest coal mining companies operating in the Central Appalachian region of the United States. We are the largest provider of such products and services in the Central Appalachian region, serving West Virginia, Virginia, Kentucky and Pennsylvania from locations in West Virginia and Virginia.

Suppliers

We maintain long-standing relationships with a diverse group of major oil companies and lubricant manufacturers, which include BP, Chevron, Citgo, ExxonMobil, Marathon Petroleum Corporation, Phillips 66, Shell Oil and Valero Energy. During the twelve months ended March 31, 2012, our largest supplier of fuel represented 26% of our distillate fuel purchases, and our largest supplier of lubricants represented 64% of our lubricant purchases. The average length of our relationships with our top ten suppliers is over 14 years.

In times of constrained supply, we have been able to maintain access to refined petroleum products when many of our competitors have not been able to due, in part, to our status as an important customer of both national and regional major oil companies as a result of the volume of fuel and lubricants we and Maxum Petroleum regularly purchase from them.

Distribution Capabilities

Transportation Assets

We utilize a specialized fleet of trucks to deliver products and services to customer locations. Our fleet of transportation assets enables us to deliver our products to remote, rugged and sensitive environments such as remote drilling locations and coal mining operations. As of March 31, 2012, this fleet consisted of approximately 190 tractors, 360 trailers, 240 tank wagons, 80 flatbed trucks, 30 contracted rail cars and 280 pick-up trucks and other delivery vehicles. We occasionally use common carriers to supplement our fleet when necessary, primarily to distribute products to more accessible customer locations. Our logistics platform also includes over 11,000 tanks located at customers’ sites and supply procurement arrangements at approximately 380 fuel supply locations nationally.

Our fleet of delivery vehicles includes customized trucks used to deliver fuel and other products to well and coal mining sites and to perform continuous fueling operations necessary at hydraulic fracturing sites. These trucks are built by third party manufacturers to our specifications, which include a stronger suspension system than on comparable vehicles to accommodate increased weight and, for certain of our vehicles, to operate in rugged terrain. The trucks are further modified by us or, in the case of tank wagons for continuous fueling at drilling and mine sites, by a third party service provider, to add specialized pumps and related control equipment to safely service the mobile, above-ground tanks common at sites in the industries in which we operate.

Certain of our vehicles are even further specialized. Our tank wagons, designed to provide continuous fueling of hydraulic fracturing equipment, are approximately half the size of the typical tanker truck to allow them to safely navigate a hydraulic fracturing site and are equipped with additional remote control operating systems to minimize the risk of a spill while fueling the hydraulic fracturing equipment as it operates. We also design and build trucks to perform specific functions on mining properties, such as lubricant, grease or packaged goods delivery. These trucks are designed for off-road use in rugged environments. We typically purchase a truck chassis and any required tanks or specialized equipment, in each case, built to our specifications, from a third party.

Each of our drivers receives extensive safety and environmental training from us and, in most cases, is approved by the safety departments of each customer for which he or she makes deliveries. In some cases our drivers must also satisfy safety training requirements promulgated by MSHA.

Distribution Facilities

We use distribution and warehouse facilities to briefly store quantities of fuel and lubricants for transfer to our delivery vehicles. We also maintain certain equipment used to provide services to our customers at these facilities. We own or lease approximately 40 distribution and warehouse facilities in the United States, as illustrated by the following map:

Information Technology

Our IT platform enables us to manage customer activity and real-time fuel procurement. Each day, our IT systems process thousands of customer transactions and manage the origin, location, specification, grading and pricing of millions of gallons of fuel. Electronic processing provides convenience for customers and expedites invoicing and receivables management. Our IT platform also facilitates increased communication with vendors and tracks purchasing volumes to identify potential cost-saving opportunities.

We utilize an enterprise-wide information system that fully integrates all of our operations and data under a unified platform that was installed in 2009. We believe the benefits of this system will be the transformation of our business processes so that we more effectively and efficiently deliver our products and services to our customers. We expect to begin to realize the full benefits from this project during fiscal year 2013.

Competition

We and our competitors compete for a limited number of E&P and coal mining customers in the United States. Our customers select their suppliers based on reliability, price, quality of service, responsiveness, product expertise, geographic reach, safety and breadth of offerings. We believe that no single competitor has a comparable geographic footprint or possesses the “one-stop shop” capabilities matched by a broad offering of petroleum products and value-added services that we deliver to our customers.

Our competitors are numerous, ranging from major oil companies to independent marketers and distributors of varying sizes, financial resources and experience. Our principal competition is from privately owned companies that operate on a small geographic scale and compete primarily based on price. Some of our competitors have greater capital resources and control of or access to greater supplies of refined petroleum products. Other competitors have greater experience and stronger relationships in their local markets. Our fuel distribution business competes with local and regional marketers of fuel and with brokers and traders of fuel who would engage third parties to provide delivery. In our lubricant distribution business, we face competition from our existing suppliers of lubricants who may choose to distribute their products directly to our customers using third party distributors, which may include us.

Environmental

General

Our customers’ and our operations are subject to stringent environmental laws and regulations. Compliance with these laws and regulations may require the acquisition of permits to conduct regulated activities; restrict the type, quantities and concentration of pollutants that may be emitted or discharged into or onto the land, air and water; restrict the handling and disposal of solid and hazardous wastes; apply specific health and safety criteria addressing worker protection; and require remedial measures to mitigate pollution from former and ongoing operations. As with the industry generally, compliance with existing and anticipated environmental laws and regulations increases our and our customers’ overall cost of business.

As part of our business, we own and operate various petroleum storage and distribution facilities and must comply with various environmental laws and regulations at the federal, state and local levels. Our operations also utilize petroleum distribution facilities that we do not own or operate.

Environmental laws and regulations can impact our business activities in many ways, such as:

•	requiring expenditures in order to safely and responsibly transport regulated hazardous materials;

•	requiring remedial action to address releases of hydrocarbons, hazardous substances or wastes caused by our operations or attributable to our predecessors’ operations; and

•	requiring capital expenditures to comply with various regulatory obligations.

We endeavor to address environmental regulatory requirements associated with our operations and are committed to maintaining compliance with such requirements in order to help avoid any potential material impacts. To date, we have not received any material environmental claims or incurred any material cleanup liabilities and currently do not expect that any such outstanding claims or liabilities will materially impair our business, financial condition or results of operations going forward.

In addition, the electric power generation industry, which is the most significant end-user of coal, is subject to extensive regulation regarding the environmental impact of its activities which could affect demand for coal mined by certain of our customers. In March 2012, the EPA proposed the first Clean Air Act standard for GHG emissions from new power plants, which will require future coal plants to install new technology to reduce carbon emissions. This standard could lead to a decrease in the construction of new coal-fired power plants. The possibility exists that new legislation or regulations may be adopted which have a significant impact on the mining operations of our customers or on their customers’ ability to use coal.

Hazardous Substances and Releases

The Comprehensive Environmental Response, Compensation and Liability Act, as amended (also known as CERCLA or the Superfund law) and comparable state laws and regulations impose joint and several, strict liability, without regard to fault, on certain classes of persons who are considered to be responsible for the release of hazardous substances into the environment for the costs of cleaning up any such hazardous substances, for damages to natural resources and for the costs of certain health studies. These persons include the current and past owner or operator of the site where the release occurred, and anyone who disposed or arranged for the transport or disposal of a hazardous substance release at the site. CERCLA also authorizes the EPA and, in some instances, third parties to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. In addition, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

We currently own, lease or utilize storage and distribution facilities previously operated by third parties whose treatment and disposal or release of hydrocarbons or other hazardous substance or wastes were not under our control. These properties and the hazardous substances or wastes disposed thereon may be subject to the Superfund law (except for certain exempted petroleum-related substances) or other federal and state regulatory and cleanup laws. Under these laws, we could be required to remove or remediate previously disposed wastes or released hazardous substances, including wastes disposed of or hazardous substances released by prior owners or operators. We have a process to evaluate environmental contamination risks as a part of our ongoing acquisition and due diligence program. To date, we have not incurred material Superfund liability and do not anticipate that any such liability will, in the future, have a material adverse effect on our revenues and results of operations.

We have incurred ongoing costs for monitoring groundwater and/or remediation of contamination at one or more facilities that we operate. Given the nature of our business, including the storage, distribution, transportation and handling of petroleum hydrocarbons and other hazardous substances, we may be required to address contamination caused by accidental releases despite taking all reasonable precautions. Assuming that we will be able to use common remedial and monitoring methods or associated engineering or institutional controls to demonstrate compliance with applicable regulatory requirements, as we have in the past and regulations currently allow, we believe that these costs will not have a material impact on our financial condition or results of operations. It is possible for landowners adjoining our facilities or other third parties to file claims for personal injury and property damage allegedly caused by hydrocarbons or other hazardous substances or wastes released into the environment in connection with our facilities, operations or waste disposal practices.

Storage Tanks

We use storage tanks at customer locations for temporary storage of our products prior to use in on-site operations. Storage tanks that contain petroleum and other hazardous substances are subject to comprehensive regulation under various environmental laws and regulations such as the Spill Prevention, Control and Countermeasure rule. Generally, these laws impose liability for releases, require secondary containment systems and emergency response plans, and prescribe that the operators take other precautions to ensure that tank leaks or spills are prevented or contained. We believe that the tanks that we use and operate are in material compliance with these regulations and that future compliance costs will not have a material adverse effect on our revenues or results of operations.

Water Discharges

The federal Clean Water Act (“CWA”) and analogous state laws impose restrictions regarding the discharge of pollutants, including spills and leaks of oil and other substances, into navigable waters and require permits for storm water discharge and run-off. Federal and state regulatory agencies may impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the Clean Water

Act and analogous state laws and regulations. We do not expect any non-compliance with existing permit requirements or foreseeable new permit requirements to have a material adverse effect on our business, financial condition or results of operations.

The Oil Pollution Act of 1990 (“OPA”), which amends and augments the CWA, establishes strict liability for owners and operators of facilities that are the site of a release of oil into waters of the United States. OPA and its associated regulations also impose a variety of requirements on responsible parties related to the prevention of oil spills and liability for damages resulting from such spills. For example, operators of certain oil and natural gas facilities must develop, implement and maintain facility response plans, conduct annual spill training for certain employees and provide varying degrees of financial assurance to cover costs that could be incurred in responding to a spill. The OPA assigns joint and several, strict liability, without regard to fault, to each liable party for all containment and oil removal costs and a variety of public and private damages including, but not limited to, the costs of responding to a release of oil, natural resource damages, and economic damages suffered by persons adversely affect by an oil spill. We are not presently subject to any such liability but, given the nature of our operations, we cannot assure you that we will not become subject to such liabilities in the future.

Air Emissions

Our operations and our customers’ operations are subject to the federal Clean Air Act and similar state and local laws. Under such laws, permits are typically required to emit pollutants into the atmosphere. We may incur expenditures in the future for air pollution control equipment in connection with obtaining or maintaining operating permits and approvals for air emissions. Failure to comply with the permitting requirements could result in monetary penalties, injunctions, conditions or restrictions on operations, and potentially criminal enforcement actions. In addition, we are subject to various federal, state and local product quality specifications for the refined petroleum products that we sell, which specifications are generally designed to reduce air pollution.

Our customers in the coal industry are also subject to emission control requirements relating to particulate matter, such as fugitive dust, including future regulation of fine particulate matter measuring 2.5 micrometers in diameter or smaller. The Clean Air Act indirectly affects coal mining operations by extensively regulating the air emissions of sulfur dioxide, nitrogen oxides, mercury and other compounds emitted by coal-fired electricity generating plants. The general effect of this extensive regulation of air emissions from coal-fired power plants could be to reduce demand for coal.

In addition, new laws and regulations will make it more costly to build and operate coal-fired power plants and could make coal a less attractive fuel alternative in the planning and building of power plants in the future. Any reduction in coal’s share of power generating capacity could negatively impact our customers’ ability to sell coal, which could have a material effect on demand for our services.

We could also be impacted by federal regulations limiting greenhouse gas emissions or imposing reporting obligations with respect to such emissions which have been proposed or finalized. For a discussion of the effects of greenhouse gas regulation, please read “Risk Factors—Risks Related to Our Business—Climate change legislation or regulations restricting emissions of greenhouse gases could result in increased operating and capital costs for our customers in the oil and natural gas and coal mining industries and reduced demand for our services.”

Hazardous and Solid Waste Management

Our customers’ operations generate a variety of wastes, including some hazardous wastes that are subject to the federal Resource Conservation and Recovery Act, as amended, and similar state laws. These regulations impose detailed requirements for the handling, treatment and disposal of various hazardous and universal wastes. Our operations also generate solid wastes, which are regulated under state law or the generally less stringent solid waste requirements of the federal Solid Waste Disposal Act. As part of our customer product management, we provide used oil management collection services consisting principally of collection and transfer to a licensed used oil recycler, which services are subject to waste management regulations.

Hydraulic Fracturing

Hydraulic fracturing is an important and common practice that is used by our customers to stimulate production of hydrocarbons, particularly from tight formations. We offer our E&P customers certain fuel supply services to support their hydraulic fracturing activities. For additional information about hydraulic fracturing and related environmental matters, please read “Risk Factors—Risks Related to Our Business—Increased regulation of hydraulic fracturing could result in reductions or delays in oil and natural gas production by our customers, which could adversely impact our revenues.”

Surface Mining Control and Reclamation Act

The Surface Mining Control and Reclamation Act of 1977 (“SMCRA”) and similar state statutes establish minimum national operational, reclamation and closure standards for all aspects of surface mining, as well as most aspects of deep mining. SMCRA requires that comprehensive environmental protection and reclamation standards be met during the course of and following completion of mining activities. SMCRA also imposes on mine operators the responsibility of restoring the land to its original state and compensating the landowner for types of damages occurring as a result of mining operations, and requires mine operators to post performance bonds to ensure compliance with any reclamation obligations. These rules and regulations may lead to increased costs for our customers that could reduce demand for our products and services, which could have a material adverse effect our revenues and results of operations.

Endangered Species Act

The federal Endangered Species Act (“ESA”) restricts activities that may affect endangered and threatened species or their habitats. While some of our facilities and our customers’ facilities may be located in areas that are designated as habitat for endangered or threatened species, we believe that we are in substantial compliance with the ESA. However, the designation of previously unprotected species as being endangered or threatened could cause us or our customers to incur additional costs or become subject to operating restrictions in areas where the species are known to exist, which could reduce demand for our services and result in a material adverse effect on our revenues and results of operations.

Mine Safety and Health

The Coal Mine Health and Safety Act of 1969, the Federal Mine Safety and Health Act of 1977 (the “1977 Act”) and the Mine Improvement and New Emergency Response Act of 2006 impose stringent mine safety and health standards on all aspects of mining operations. In 1978, MSHA was created to carry out the mandates of the 1977 Act and was granted enforcement authority. MSHA is authorized to inspect all underground mining operations at least four times a year and issue citations with civil penalties for the violation of mandatory health and safety standards. MSHA review and approval is required for a number of miner safety and welfare plans including ventilation, roof controls/bolting, safety training and ground control, refuse disposal and impoundments, and respirable dust. Also, various states have their own programs for mine safety and health regulation and enforcement. These requirements have a significant effect on our customers’ operating costs.

Insurance

Our operations will be covered by Maxum Petroleum’s insurance coverage, for which we will reimburse Maxum Petroleum pursuant to the terms of the omnibus agreement. This insurance program covers risks related to physical damage associated with our facility operations, physical assets, equipment and property, as well as with respect to third-party liabilities arising from normal business operations and provides limited business interruption insurance. It also covers risks and damage related to Maxum Petroleum’s and its subsidiaries’ operations separate from ours. Our general partner will maintain director and officer liability insurance under a separate policy from Maxum Petroleum’s corporate director and officer insurance. All insurance coverage is in amounts which management believes are reasonable and appropriate for entities of comparable size in the industry.

These policies are established and maintained in conjunction with a nationally recognized third-party risk management consulting service engaged by Maxum Petroleum. Additionally, claims administration is processed through a third-party administrator, which includes claims arising from workers compensation, third-party property damage and personal injury claims, vehicle-related accidents, employment, fiduciary, crime and directors’ and officers’ liability.

We believe that our insurance coverage provides adequate and responsible protection against the accident-related risks involved in the conduct of our business operations.

Employee Safety, Transportation and Site Security

We are subject to the requirements of the Occupational Safety and Health Act and similar state statutes, and regulations thereunder, that regulate the protection of the health and safety of workers. In addition, certain portions of our business are subject to the requirement of MSHA, the federal enforcement agency responsible for the health and safety of miners. We are in the process of implementing an audit program to enhance our operation’s compliance with internal policies and applicable regulatory requirements.

With respect to the transportation of refined petroleum products, we operate a vehicle fleet that distributes regulated hazardous materials subject to requirements promulgated under the Federal Motor Carrier Safety Act and Hazardous Materials Regulations. These regulations cover the transportation of hazardous materials and are administered by the U.S. Department of Transportation. We conduct ongoing training programs to help ensure that we maintain compliance.

Our workplaces and transportation activities are also subject to various Department of Homeland Security requirements. The Homeland Security Administration imposes rules applicable to shippers and carriers of hazardous materials that could be used in terrorist activities. These rules require companies such as ours to generate and implement site security plans and improvements to site security measures and to impose security training requirements.

Regulation of Transportation

Our trucking fleet consists of tractors, trailers, tank wagons and flatbed trucks and vans. We are therefore subject to regulation as a motor carrier by the DOT and various state agencies. These federal and state regulatory authorities exercise broad powers, generally governing such activities as the authorization to engage in motor carrier operations, driver licensing and insurance requirements, driver safety, equipment testing and transportation of hazardous materials. Our trucking operations are subject to possible regulatory and legislative changes that may increase our costs. Some of these anticipated changes include, but are not limited to, increasingly stringent environmental regulations, emissions limits, changes in the hours of service regulations which govern the amount of time a driver may drive or work in any specific period and limits on vehicle weight and size and other matters.

We are required to register our motor vehicle operations with the DOT. This registration requires an acceptable operating record. The DOT periodically conducts compliance reviews and may revoke registration privileges based on certain safety performance criteria which could result in a suspension of operations. We are scored on the DOT’s Compliance, Safety, and Accountability initiative, or CSA. Currently, we are operating with an acceptable rating. We have implemented procedures and regular management reviews that we believe are sufficient to comply with DOT regulations and safety initiatives and to remain in good standing as a registered motor carrier.

Employees

We do not have any employees. We are managed and operated by the directors and officers of our general partner. All of our executive management personnel will be employees of Maxum Petroleum Operating Company, an affiliate of Maxum Petroleum, and will devote the portion of their time to our business and affairs that is required to manage and conduct our operations. As of March 31, 2012, Maxum Petroleum Operating Company employed approximately 865 employees who will provide direct support for our operations, none of whom are covered by collective bargaining agreements. Under the terms of the omnibus agreement, we will reimburse Maxum Petroleum for the provision of various general and administrative services for our benefit, for direct expenses incurred by Maxum Petroleum on our behalf and for expenses allocated to us as a result of our becoming a public entity. Please read “Certain Relationships and Related Party Transactions—Omnibus Agreement.”

Legal Proceedings

We are party to various legal actions that are ordinary and incidental to our business. While the outcome of legal actions cannot be predicted with certainty, we believe, based on current knowledge and the advice of counsel, that the outcome of these various proceedings are not material to us.

MANAGEMENT

Management of Maxum Energy Logistics Partners, LP

Our general partner, Maxum Energy Logistics Partners GP, LLC, will manage our operations and activities on our behalf through its directors and officers. Our general partner is not elected by our unitholders and will not be subject to re-election in the future. Directors of our general partner will oversee our operations. Unitholders will not be entitled to elect the directors of our general partner, which will all be appointed by Maxum Petroleum, or directly or indirectly participate in our management or operations. However, our general partner owes a fiduciary duty to our unitholders. Our general partner will be liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made expressly non-recourse to it. Our general partner therefore may cause us to incur indebtedness or other obligations that are non-recourse to it.

The directors of our general partner will oversee our operations. Upon the completion of this offering, we expect our general partner will have              directors. Maxum Petroleum will appoint all members to the board of directors of our general partner, and, when the size of our board increases to              directors, we will have at least three directors who are independent as defined under the independence standards established by the NYSE. The NYSE does not require a publicly traded limited partnership like us to have, and we do not intend to have, a majority of independent directors on the board of directors of our general partner or to establish a compensation or a nominating and corporate governance committee. We are, however, required to have an audit committee of at least three members within twelve months of the date our common units are first traded on the NYSE, and all of our audit committee members are required to meet the independence and experience tests established by the NYSE and the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

In compliance with the requirements of the New York Stock Exchange, upon the effective date of this prospectus, Maxum Petroleum will have appointed at least two independent member to the board of directors of our general partner. Maxum Petroleum will appoint a third independent director within twelve months of the date of this prospectus. The independent members of the board of directors of our general partner will serve as the initial members of the audit committee of the board of directors of our general partner.

In identifying and evaluating candidates as possible director-nominees of our general partner, Maxum Petroleum will assess the experience and personal characteristics of the possible nominee against the following individual qualifications, which Maxum Petroleum may modify from time to time:

•	Possesses integrity, competence, insight, creativity and dedication together with the ability to work with colleagues while challenging one another to achieve superior performance;

•	Has attained prominent position in his or her field of endeavor;

•	Possesses broad business experience;

•	Has ability to exercise sound business judgment;

•	Is able to draw on his or her past experience relative to significant issues facing us;

•	Has experience in our industry or in another industry or endeavor with practical application to our needs;

•	Has sufficient time and dedication for preparation as well as participation in board and committee deliberations;

•	Has no conflict of interest;

•	Meets such standards of independence and financial knowledge as may be required or desirable; and

•	Possesses attributes deemed appropriate given the then current needs of the board.

All of our general partner’s executive officers will be employees of Maxum Petroleum and will devote such portion of their productive time to our business and affairs as is required to manage and conduct our operations. We expect that Mr. Cappello will devote substantially all of his productive time to our business and affairs, and that the other executive officers will devote a majority of their productive time to our business and affairs. Our executive officers will manage the day-to-day affairs of our business and conduct our operations. We will also utilize a significant number of employees of Maxum Petroleum to operate our business and provide us with general and administrative services. We will reimburse Maxum Petroleum for allocated expenses of operational personnel who perform services for our benefit, and we will reimburse Maxum Petroleum for allocated general and administrative expenses. Please read “Executive Compensation—Reimbursement of Expenses of Our General Partner.”

Directors and Executive Officers of Our General Partner

The following table shows information for the directors, one director nominee and the executive officers of our general partner as of June 30, 2012.

Name	Age	Position with Maxum Energy Logistics Partners GP, LLC
E. Perot Bissell	53	Chief Executive Officer and Director
John A. Shapiro	60	Director Nominee
George P. Ristevski	52	President and Chief Operating Officer
Michel P. Salbaing	67	Senior Vice President and Chief Financial Officer
Michael A. Brown	48	Senior Vice President—Corporate Development
Joseph S. Cappello	46	Senior Vice President
Steven M. Cross	59	Senior Vice President—Strategic Sourcing
Belinda Foxworth	53	Senior Vice President, General Counsel and Secretary
John C. Vitale	51	Senior Vice President—Human Resources
William W. Huffman, Jr.	63	Chief Accounting Officer

Our directors hold office until the earlier of their death, resignation, removal or disqualification or until their successors have been elected and qualified. Officers serve at the discretion of the board of directors. There are no family relationships among any of our directors or executive officers.

E. Perot Bissell has been the Chief Executive Officer and a Director of our general partner since April 2012. Mr. Bissell has served as Maxum Petroleum’s Chief Executive Officer since April 2006 and as a member of its Board of Directors since April 2004. Prior to joining Maxum Petroleum, Mr. Bissell was a partner at Northwest Capital Appreciation, Inc. (“NCA”) from 1996 to 2006. NCA is a merchant bank that invests in and provides advice to middle-market companies. While at NCA, Mr. Bissell served as Chief Financial Officer of SLP Capital from 1996 to 1998 and as interim President of ASG Security in 2003. NCA manages Northwest Capital Partners II, L.P. (“NCPII”), a fund that invests in middle-market companies in the United States. NCPII was one of the founding investors of Maxum Petroleum. From 1984 to 1996, Mr. Bissell worked in the investment banking divisions of Paine Webber, Drexel Burnham and Bankers Trust. Mr. Bissell holds a Bachelor’s Degree in History from Columbia College. Mr. Bissell’s position as our Chief Executive Officer, his former association with one of our founding investors and his more than 25 years of investment and management experience provide him with the necessary skills to serve as a member of the board of directors of our general partner.

John A. Shapiro will be appointed to serve as a member of the board of directors of our general partner upon completion of this offering. Since 2009, Mr. Shapiro has served as president of JAS Advisory Services, LLC, a consulting firm focused on risk management, commodity investments, business strategy and organizational matters. In 2008, Mr. Shapiro retired as an officer at Morgan Stanley & Co. where he had served for more than 24 years in various capacities, most recently as Global Head of Commodities. While an officer at Morgan Stanley, Mr. Shapiro participated in the successful acquisitions of TransMontaigne Inc. and Heidmar Inc. and served as a member of the board of directors of both companies. Prior to joining Morgan Stanley & Co., Mr. Shapiro worked for Conoco, Inc. and New England Merchants National Bank. Mr. Shapiro has been a lecturer at Princeton University, Harvard University School of Government, HEC Business School (Paris, France) and Oxford University Energy Program (Oxford, UK). In addition, he serves on the board of directors of Blueknight Energy Partners, L.P., Blue Wolf Magnolia Holdings, Citymeals-on-Wheels and Lincoln Rise Association. He holds an MBA from Harvard University and a Bachelor’s degree in economics from Princeton University. Mr. Shapiro was selected to serve as a director of our general partner due to his valuable financial expertise and extensive industry experience developed through his work at Morgan Stanley and by serving as a director of other energy companies.

George P. Ristevski has been the President and Chief Operating Officer of our general partner since June 2012 and was its Senior Vice President and Chief Operating Officer from April to June 2012. Mr. Ristevski has served as Maxum Petroleum’s President and Chief Operating Officer since June 2012, and previously as its Senior Vice President and Chief Operating Officer since March 2011. Mr. Ristevski is responsible for managing Maxum Petroleum’s regional business unit divisions and its sales, marketing and operations organizations. Prior to joining Maxum Petroleum, Mr. Ristevski spent 15 years with Connecticut based Praxair Inc., the largest industrial, medical and specialty gases company in North and South America and one of the largest in the world. From 2007 to 2010, Mr. Ristevski served as President of Praxair Distribution Inc., a subsidiary that manages Praxair’s small bulk and packaged gases business in the United States and Canada. At Praxair, he also held positions as President of Praxair Healthcare Services from 2002 to 2007, Vice President & Corporate Controller from 2000 to 2002, Division CFO and Director of Corporate Financial Planning & Analysis from 1995 to 2000. Prior to joining Praxair, Mr. Ristevski held a series of business-management, planning and finance positions at the BOC Group, an industrial gases and equipment supplier headquartered in London, England. He holds a BS from Brown University and a Masters degree in Management from J.L. Kellogg Graduate School of Management at Northwestern University.

Michel P. Salbaing has been a Senior Vice President and Chief Financial Officer of our general partner since April 2012. Mr. Salbaing has served as Maxum Petroleum’s Chief Financial Officer since November 2006. Mr. Salbaing previously served as a partner with Tatum LLC from June 2006 to November 2006. Prior to that time, Mr. Salbaing was the Chief Financial Officer of two NYSE-listed companies, Cenveo, Inc. from 2000 to 2005 and Quebecor World, Inc. from 1996 to 2000, that consolidated the fragmented printing industry and had multi-billion dollar revenues. Mr. Salbaing has also held the Chief Financial Officer position with medium and large international public companies in the manufacturing, defense, electronics and project financing industries. He has also served on the boards of a publicly traded pulp and paper company and of a closely held aluminum smelter. Mr. Salbaing holds a Bachelor’s Degree in Commerce from McGill University and is a member of the Canadian Institute of Chartered Accountants.

Michael A. Brown has been the Senior Vice President—Corporate Development of our general partner since April 2012. Mr. Brown has served as Maxum Petroleum’s Senior Vice President of Corporate Development since January 2010. In this position, Mr. Brown is responsible for identifying, assessing, completing and integrating strategic acquisitions and leading other corporate development initiatives. From 2005 to 2009, Mr. Brown practiced corporate law with the Philadelphia-based firm Ballard Spahr LLP. Mr. Brown has more than 20 years of experience in mergers and acquisitions and finance and investment transactions, including as an attorney, and as a co-founder and Executive Vice President of a private equity-funded, nationwide, on-site fueling company, where he sourced, negotiated, closed and integrated numerous acquisitions and joint ventures. Mr. Brown has a diverse academic background with M.B.A. and J.D. degrees from Villanova University as well as an M.A. in creative writing from the University of East Anglia in Norwich, England and a B.A. in International Relations from Tufts University.

Joseph S. Cappello has been the Senior Vice President of our general partner since June 2012 and was its Senior Vice President—Sales and Marketing from October 2011 to June 2012. Mr. Cappello has served as Maxum Petroleum’s Senior Vice President since June 2012, and previously as its Senior Vice President—Sales and Marketing since October 2011. Mr. Cappello joined Maxum Petroleum from KiOR, Inc., a next-generation renewable fuel, bio-diesel company where from March to September 2011 he was President of their International business. Prior to joining KiOR, Mr. Cappello spent 15 years with Praxair Inc. in several general management and marketing roles. He served as President of Praxair Asia from October 2008 to March 2011, and prior to that he led Praxair’s Product Management and Pricing group from January 2006 to January 2008. From October 1996 to January 2006 Mr. Cappello had several GM assignments including overseeing several Praxair joint ventures. Prior to Praxair, he was an equity research analyst on Wall Street. Mr. Cappello holds a BS from Montclair State University.

Steven M. Cross has been a Senior Vice President—Strategic Sourcing of our general partner since June 2012, and previously as a Vice President since April 2012. Mr. Cross served as Maxum Petroleum’s President—Maxum Midcon from April 2011 to June 2012. Mr. Cross has an extensive petroleum marketing and distribution background, having served first as the General Manager over retail and wholesale operations (1974-1986), and later as Vice President of Operations (1987-2003) and Senior Vice President (2004-2008) of Simons Petroleum, where he managed a period of robust expansion for fleet, distribution and administrative activity primarily focused on servicing the E&P industry. Simons Petroleum was acquired by Maxum Petroleum’s predecessor in 2004. Mr. Cross also served as our Vice President of Supply and Distribution in 2009, where he began the process of the integration of a corporate-wide procurement and distribution strategy, and also served as our Senior Vice President of Operations from March 2010 until April 2011. Mr. Cross holds a B.A. from the University of Oklahoma and an M.A. from Sam Houston State University.

Belinda Foxworth has been the Senior Vice President, General Counsel and Secretary of our general partner since April 2012. Ms. Foxworth has served as Maxum Petroleum’s Senior Vice President and General Counsel since June 2010. Ms. Foxworth has more than twenty-five years of experience in the energy sector, as well as substantial in-house counsel experience. From February 2009 to June 2010, Ms. Foxworth served as a director of a non-profit organization. From September 2006 to February 2009, Ms. Foxworth served as Executive Vice President, General Counsel and Secretary of U.S. Power Generating Company, a private equity company engaged in the acquisition, development and management of power generating assets in the United States. Previously, Ms. Foxworth served as Vice President, Deputy General Counsel and Chief Compliance Officer for CMS Energy Corporation, a publicly traded integrated energy company engaged during her tenure in exploration and production, power generation, gas transportation, midfield services, marketing and trading, and retail electric and natural gas sales with assets and operations on six continents. Ms. Foxworth began her career as a member of the project finance/energy practice of Milbank, Tweed, Hadley & McCloy in New York, Los Angeles and London. Ms. Foxworth holds a B.A. from Rollins College, a J.D. from Georgetown University and an M.B.A. from the University of Michigan Ross School of Business.

John C. Vitale has been the Senior Vice President—Human Resources of our general partner since April 2012. Mr. Vitale has served as Maxum Petroleum’s Senior Vice President—Human Resources since March 2010 and was Vice President of Human Resources from September 2009 to March 2010. From 2003 to 2009, Mr. Vitale was employed by Eastman Kodak, most recently as Director, Human Resources, U.S., Canada and Latin America for the Graphic Communications division, where he was responsible for upgrading talent, integrating strategic acquisitions, and designing global sales compensation programs. From 2000 to 2003, as Director, Human Resources for PerkinElmer, Inc., Mr. Vitale was responsible for organizational change, lean manufacturing implementation, and talent development initiatives on a global basis. Mr. Vitale has also held key roles in Strategic Planning, Leadership Development, and Corporate Communications with Zurich Financial Services, U.S. Tobacco, the Waldenbooks/Borders Retail Group and the Federal Reserve Bank of New York. Mr. Vitale holds a BA from the University of Colorado.

William W. Huffman, Jr. has served as the Chief Accounting Officer of our general partner since April 2012. Mr. Huffman has served as Maxum Petroleum’s Chief Accounting Officer since May 2007 (except for November 2011 through February 2012). From March 2007 to February 2009, Mr. Huffman was an independent financial consultant. From September 2006 to March 2007, Mr. Huffman was the Vice President and Controller of Bio Fuel Energy, LLC, a development stage company engaged in the construction of two ethanol plants. From 2000 to 2006, he was Vice President and Corporate Controller of Cenveo, Inc., a NYSE-listed company, and from 1999 to 2000, he was the Chief Financial Officer of Cenveo’s commercial printing segment. Prior to 1999, Mr. Huffman held financial leadership positions in two private equity-funded companies and was the Director of Internal Audit at James River Corporation. Mr. Huffman began his career at Coopers and Lybrand where he was an audit manager. Mr. Huffman holds a B.A. in Economics from the Virginia Military Institute and an M.B.A. from the University of Richmond. He is a Certified Public Accountant.

Board Leadership Structure

Although our chief executive officer does not currently serve as the chairman of our general partner, the board of directors of our general partner has no policy with respect to the separation of these offices; rather, that relationship is defined and governed by the limited liability company agreement of our general partner, which permits the same person to hold both offices. Directors of the board of directors of our general partner are designated or elected by Maxum Petroleum. Accordingly, unlike holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business or governance, subject in all cases to any specific unitholder rights contained in our partnership agreement.

Board Role in Risk Oversight

Our corporate governance guidelines will provide that the board of directors of our general partner is responsible for reviewing the process for assessing the major risks facing us and the options for their mitigation. This responsibility will be largely satisfied by the audit committee, which is responsible for reviewing and discussing with management and our registered public accounting firm our major risk exposures and the policies management has implemented to monitor such exposures, including our financial risk exposures and risk management policies.

Committees of the Board of Directors

Audit Committee

Our general partner will have an audit committee comprised of at least three directors who meet the independence and experience standards established by the NYSE and the Exchange Act. The audit committee will assist the board of directors in its oversight of the integrity of our financial statements and our compliance with legal and regulatory requirements and corporate policies and controls. The audit committee will have the sole authority to retain and terminate our independent registered public accounting firm, approve all auditing services and related fees and the terms thereof, and pre-approve any non-audit services to be rendered by our independent registered public accounting firm. The audit committee will also be responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm will be given unrestricted access to the audit committee.

Conflicts Committee

At least two members of the board of directors of our general partner will serve on our conflicts committee. The conflicts committee will determine if the resolution of any conflict of interest referred to it by our general partner is in the best interests of our partnership. There is no requirement that our general partner seek the approval of the conflicts committee for the resolution of any conflict. The members of the conflicts committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates, may not hold an ownership interest in the general partner or its affiliates other than common units or awards under any long-term incentive plan, equity compensation plan or similar plan implemented by the general partner or the partnership, and must meet the independence and experience standards established by the NYSE and the Exchange Act to serve on an audit committee of a board of directors. Any matters approved by the conflicts committee in good faith will be deemed to be approved by all of our partners and not a breach by our general partner of any duties it may owe us or our unitholders. Any unitholder challenging any matter approved by the conflicts committee will have the burden of proving that the members of the conflicts committee did not believe that the matter was in the best interests of our partnership. Moreover, any acts taken or omitted to be taken in reliance upon the advice or opinions of experts such as legal counsel, accountants, appraisers, management consultants and investment bankers, where our general partner (or any members of the board of directors of our general partner including any member of the conflicts committee) reasonably believes the advice or opinion to be within such person’s professional or expert competence, shall be conclusively presumed to have been done or omitted in good faith.

EXECUTIVE COMPENSATION

We and our general partner were formed in November 2011. Accordingly, our general partner has not accrued any obligations with respect to compensation for its directors and executive officers for the fiscal year ended June 30, 2011 or prior periods. Because the executive officers of our general partner are employed by Maxum Petroleum, compensation of the executive officers, other than the long-term incentive plan benefits described below, will be set by Maxum Petroleum. The executive officers of our general partner will continue to participate in employee benefit plans and arrangements sponsored by Maxum Petroleum, including plans that may be established in the future. Our general partner has not entered into any employment agreements with any of its executive officers. Our executive officers, key employees of Maxum Petroleum who support our operations or our independent directors may receive grants pursuant to the Maxum Energy Logistics GP, LLC Long-Term Incentive Plan (“LTIP”) described below following the completion of this offering; however, the board of directors of our general partner has not yet made any determination as to the number of awards, the type of awards, the recipients of awards or when the awards may be granted.

Compensation Discussion and Analysis

We do not directly employ any of the persons responsible for managing our business and we do not have a compensation committee. We are managed by our general partner, the executive officers of which are employees of Maxum Petroleum. The compensation of Maxum Petroleum’s employees that perform services on our behalf (other than the long-term incentive plan benefits described below), including our general partner’s executive officers, is determined and approved by Maxum Petroleum. We reimburse Maxum Petroleum for such services and compensation and our reimbursement is governed by the omnibus agreement and will be based on Maxum Petroleum’s methodology used for allocating general and administrative expenses to us. Under the omnibus agreement, none of Maxum Petroleum’s long-term incentive compensation expense will be allocated to us. However, we will be responsible for paying the long-term incentive compensation expense associated with the LTIP described below.

We were formed in November 2011. Accordingly, we are not presenting any compensation for historical periods. Compensation paid or awarded by us in the fiscal year ending June 30, 2012 with respect to our executive officers will reflect only the portion of compensation paid by Maxum Petroleum that is allocated to us pursuant to and subject to the terms of the omnibus agreement. Maxum Petroleum has ultimate decision making authority with respect to the compensation of our executive officers, other than compensation under the LTIP. The following discussion relating to compensation paid by Maxum Petroleum is based on information provided by Maxum Petroleum and does not purport to be a complete discussion and analysis of Maxum Petroleum’s executive compensation philosophy and practices. The elements of compensation discussed below, other than equity based compensation, and Maxum Petroleum’s decisions with respect to determinations on payments, will not be subject to approvals by the board of directors of our general partner. Awards under the LTIP will be approved by the board of directors of our general partner.

With respect to compensation objectives and decisions regarding our named executive officers for our fiscal year ending June 30, 2012, Maxum Petroleum will approve the compensation of our named executive officers in a manner consistent with the objectives of its compensation program, which is to attract and retain the best possible executive talent, to tie annual and long-term cash and equity to achievement of measurable corporate and individual performance goals and objectives, and to align executives’ incentives with unitholder value creation. Overall, Maxum Petroleum’s executive compensation program is intended to create the opportunity for total compensation that is comparable with that available to executives at other companies of similar size in comparable industries. All compensation determinations are discretionary and are, as noted above, subject to Maxum Petroleum’s decision-making authority.

The elements of Maxum Petroleum’s compensation program discussed below are intended to tie a substantial portion of executives’ overall compensation to Maxum Petroleum’s key strategic goals of financial and operational performance, as measured by specific formulas for objective metrics. Except for any awards made to our executive officers under the LTIP, we expect that compensation for our executive officers for the fiscal year ending June 30, 2012 will continue to be structured under Maxum Petroleum’s compensation program.

The primary elements of Maxum Petroleum’s compensation program are a combination of base salary and annual and long-term incentives. For the fiscal year ending June 30, 2012, elements of compensation for our named executive officers are expected to be the following:

•	annual base salary;

•	annual cash bonus;

•	awards under Maxum Petroleum’s equity incentive plans; and

•

Maxum Petroleum’s other benefits, including welfare and retirement benefits, perquisites, severance benefits and change of control benefits, plus other benefits on the same basis as other eligible Maxum Petroleum employees.

In addition, the board of directors of our general partner may grant awards to our named executive officers under the LTIP.

The annual cash bonus, in combination with base salaries and equity incentive awards, are intended to yield competitive total cash compensation levels for the executive officers and drive performance in support of Maxum Petroleum’s business strategies as well as our own. The portion of any base salary, annual cash bonus and benefits cost allocable to us will be based on Maxum Petroleum’s methodology used for allocating general and administrative expenses, subject to the limitations in the omnibus agreement with respect to Maxum Petroleum’s long term incentive plan.

Compensation of Directors

Officers or employees of Maxum Petroleum or its affiliates who also serve as directors of our general partner will not receive additional compensation for such service. Our general partner anticipates that its directors who are not also officers or employees of Maxum Petroleum or its affiliates will receive compensation for attending meetings of the board of directors and committees thereof. The amount of such compensation has not yet been determined. In addition, each non-employee director will be reimbursed for out-of-pocket expenses in connection with attending such meetings. Each director will be fully indemnified by us for actions associated with being a director to the fullest extent permitted under Delaware law pursuant to our partnership agreement.

Long-Term Incentive Plan

Our general partner intends to adopt the LTIP for officers, directors and employees of our general partner and any of its affiliates who perform services for us. Our executive officers may be issued long-term equity based awards under the plan, which awards will be intended to compensate the officers based on the performance of our common units and their continued employment during the vesting period, as well as align their long-term interests with those of our unitholders. We will be responsible for the cost of awards granted under the LTIP.

The LTIP will consist of the following components: restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights, other unit-based awards and unit awards. The purpose of awards under the LTIP is to provide additional incentive compensation to employees providing services to us, and to align the economic interests of such employees with the interests of our unitholders. The LTIP will limit the number of units that may be delivered pursuant to vested awards to              common units. Common units

cancelled, forfeited or withheld to satisfy exercise prices or tax withholding obligations will be available for delivery pursuant to other awards. The plan will be administered by the board of directors of our general partner or a committee thereof, which we refer to as the plan administrator. We currently expect that the board of directors of our general partner will be designated as the plan administrator.

The plan administrator may terminate or amend the LTIP at any time with respect to any units for which a grant has not yet been made. The plan administrator also has the right to alter or amend the LTIP or any part of the plan from time to time, including increasing the number of units that may be granted subject to the requirements of the exchange upon which the common units are listed at that time. However, no change in any outstanding grant may be made that would materially reduce the rights or benefits of the participant without the consent of the participant. The plan will expire on the earliest of (i) the date common units are no longer available under the plan for grants, (ii) termination of the plan by the plan administrator or (iii) the date 10 years following its date of adoption.

Restricted Units

A restricted unit is a common unit that vests over a period of time and during that time is subject to forfeiture. The plan administrator may make grants of restricted units containing such terms as it shall determine, including the period over which restricted units will vest. The plan administrator, in its discretion, may base its determination upon the achievement of specified financial or other performance objectives. Restricted units will be entitled to receive quarterly distributions during the vesting period.

Phantom Units

A phantom unit entitles the grantee to receive a common unit upon the vesting of the phantom unit or, in the discretion of the plan administrator, cash equivalent to the value of a common unit. The plan administrator may make grants of phantom units under the plan containing such terms as the plan administrator shall determine, including the period over which phantom units granted will vest. The plan administrator, in its discretion, may base its determination upon the achievement of specified financial objectives.

Unit Options

The LTIP will permit the grant of options covering common units. The plan administrator may make grants containing such terms as the plan administrator shall determine. Unit options must have an exercise price that is not less than the fair market value of the common units on the date of the grant. In general, unit options granted will become exercisable over a period determined by the plan administrator.

Unit Appreciation Rights

The LTIP will permit the grant of unit appreciation rights. A unit appreciation right is an award that, upon exercise, entitles the participant to receive the excess of the fair market value of a common unit on the exercise date over the exercise price established for the unit appreciation right. Such excess will be paid in cash or common units. The plan administrator may make grants of unit appreciation rights containing such terms as the plan administrator shall determine. Unit appreciation rights must have an exercise price that is not less than the fair market value of the common units on the date of grant. In general, unit appreciation rights granted will become exercisable over a period determined by the plan administrator.

Distribution Equivalent Rights

The LTIP will permit the grant of distribution equivalent rights, or DERs, as a stand-alone award or with respect to phantom unit awards or other awards under the LTIP. DERs entitle the participant to receive cash or additional awards equal to the amount of any cash distributions made by us with respect to a common unit during the period the right is outstanding. Payment of a DER issued in connection with another award may be subject to the same vesting terms as the award to which it relates or different vesting terms, in the discretion of the plan administrator.

Other Unit-Based Awards

The LTIP will permit the grant of other unit-based awards, which are awards that are based, in whole or in part, on the value or performance of a common unit. Upon vesting, the award may be paid in common units, cash or a combination thereof, as provided in the grant agreement.

Unit Awards

The LTIP will permit the grant of common units that are not subject to vesting restrictions. Unit awards may be in lieu of or in addition to other compensation payable to the individual.

Change in Control; Termination of Service

Awards under the LTIP will vest or become exercisable, as applicable, upon a “change in control” of us or our general partner, unless provided otherwise by the plan administrator at the time of grant. The consequences of the termination of a grantee’s employment, consulting arrangement or membership on the board of directors will be determined by the plan administrator based on the terms of the relevant award agreement.

Source of Units

Common units to be delivered pursuant to awards under the LTIP may be common units acquired by our general partner in the open market, from any other person, directly from us or any combination of the foregoing. If we issue new common units upon the grant, vesting or payment of awards under the LTIP, the total number of common units outstanding will increase.

Reimbursement of Expenses of Our General Partner

Our general partner will not receive any management fee or other compensation for its management of our partnership under the omnibus agreement with Maxum Petroleum or otherwise. Under the terms of the omnibus agreement, we will reimburse Maxum Petroleum for the provision of various general and administrative services for our benefit. We will also reimburse Maxum Petroleum for direct expenses incurred on our behalf and expenses allocated to us as a result of our becoming a public entity. The partnership agreement provides that our general partner will determine the expenses that are allocable to us. Please read “Certain Relationships and Related Party Transactions—Omnibus Agreement.”

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our units that will be owned upon the completion of this offering by:

•	each person known by us to be a beneficial owner of more than 5% of the units;

•	each of the directors of our general partner;

•	each of the named executive officers of our general partner; and

•	all directors and executive officers of our general partner as a group.

The amounts and percentage of units beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all units shown as beneficially owned by them, subject to community property laws where applicable.

The percentage of total units to be beneficially owned is based on common units outstanding at the completion of this offering.

Name of Beneficial Owner (1)	Common Units To Be Beneficially Owned	Percentage of Common Units To Be Beneficially Owned		Subordinated Units To Be Beneficially Owned	Percentage of Subordinated Units To Be Beneficially Owned		Percentage of Total Common and Subordinated Units To Be Beneficially Owned
Maxum Petroleum Operating Company (2)			%		100%			%
E. Perot Bissell			%			%		%
John A. Shapiro			%			%		%
George P. Ristevski			%			%		%
Michel P. Salbaing			%			%		%
Michael A. Brown			%			%		%
Joseph S. Cappello			%			%		%
Steven M. Cross			%			%		%
Belinda Foxworth			%			%		%
John C. Vitale			%			%		%
William W. Huffman, Jr.			%			%		%
All directors and executive officers as a group (11 persons)			%			%		%

*	Less than 1%.

(1)	Unless otherwise indicated, the address for all beneficial owners in this table is 20 Horseneck Lane, Greenwich, Connecticut 06830.

(2)	Maxum Petroleum is the ultimate parent company of MPOC, the sole owner of the membership interests of our general partner. MPOC is the owner of common units and subordinated units. Maxum Petroleum may, therefore, be deemed to beneficially own the units held by MPOC. Maxum Petroleum is controlled by its board of directors.

The following table sets forth, as of June 30, 2012, the number of shares of common stock of Maxum Petroleum beneficially owned by each of the executive officers and directors of our general partner and all directors and executive officers of our general partner as a group. As of June 30, 2012, Maxum Petroleum had 17,851,713 shares of common stock outstanding and notes and other convertible securities which are convertible into 31,142,035 shares of common stock.

Name of Beneficial Owner (1)	Number of Shares of Common Stock Beneficially Owned	Percentage (2)
Principal stockholders:
Metalmark Maxum Holdings LLC (3)	32,468,492	66.9%
Funds managed by Waud Capital Partners (4)	16,210,906	48.8%
SPI Petroleum LLC (5)	15,207,174	85.2%
Directors and executive officers (6):
E. Perot Bissell	1,037,998	5.5%
John A. Shapiro	—	*
George P. Ristevski	216,208	1.2%
Michel P. Salbaing	311,948	1.7%
Michael A. Brown	84,361	*
Joseph S. Cappello	10,695	*
Steven M. Cross	109,639	*
Belinda Foxworth	68,208	*
John C. Vitale	29,546	*
William W. Huffman, Jr.	66,017	*
All directors and executive officers as a group (11 persons)	1,934,620	9.8%

*	Less than 1%.

(1)	Unless otherwise indicated, the address for all beneficial owners in this table is 20 Horseneck Lane, Greenwich, Connecticut 06830.

(2)	The percent of the class owned by each stockholder has been computed assuming the exercise of all stock options and conversion of all preferred stock and convertible subordinated notes held by that person, and assuming that no such derivative securities held by any other person have been exercised or converted. Convertible subordinated notes must be converted into preferred stock prior to conversion into common stock. References to the conversion of convertible subordinated notes assume (a) the conversion of the convertible subordinated notes into preferred stock and (b) the conversion of such preferred stock into common stock.

(3)	Includes 15,889,111 shares of common stock that may be acquired upon conversion of convertible subordinated notes within 60 days of June 30, 2012 and 14,810,877 shares of common stock that may be acquired upon conversion of outstanding preferred stock within 60 days of June 30, 2012. The limited liability company interests of Metalmark Maxum Holdings LLC are owned by the following private equity funds: Metalmark Capital Partners, L.P., Metalmark Capital Partners Executive Fund, L.P., Metalmark Capital Partners Cayman Fund, L.P., and Metalmark Capital Partners MS Fund, L.P. (which are referred to collectively as the “Metalmark Funds”); and by certain other parties holding minority limited liability company interests in Metalmark Maxum Holdings LLC. Metalmark Management LLC is the manager of Metalmark Maxum Holdings LLC and as such has voting and dispositive power over the securities held by Metalmark Maxum Holdings LLC. Investment decisions made by Metalmark Management LLC, including in respect of the securities held by Metalmark Maxum Holdings LLC, are made by the team of investment professionals responsible for the management of the Metalmark Funds. The principal business address of Metalmark Maxum Holdings LLC and Metalmark Management LLC is 1177 Avenue of the Americas, 40th Floor, New York, NY 10036.

(4)	Includes 7,944,555 shares of common stock that may be acquired upon conversion of convertible subordinated notes within 60 days of June 30, 2012 and 7,404,129 shares of common stock that may be acquired upon conversion of outstanding preferred stock within 60 days of June 30, 2012. The reported shares of Maxum Petroleum common stock are owned of record as follows: (i) 141,594 shares by Waud Capital Partners II, L.P. (“WCP II”), (ii) 258,855 shares by Waud Capital Partners QP II, L.P. (“Waud QP II”), (iii) 39,506 shares by Waud Capital Partners FIF II, L.P. (“WCP FIF II”), (iv) 24,380 shares by Waud Capital Maxum Coinvestment, LLC (“WCMC”), (v) 359,147 shares by Waud Capital Maxum Coinvestment II, LLC (“WCMC II”) and (vi) 38,740 shares by Waud Capital Affiliates II, LLC (“WCA II”).

Waud Capital Partners, L.L.C. (“WCP LLC”), as the general partner of WCP LP and the manager of WCMH, may be deemed to share beneficial ownership of the shares held of record or beneficially owned by such entities. Waud Capital Partners Management II, L.P. (“WCPM II”), as the general partner of WCP II, WCP QP II and WCP FIF II and the manager of WCMC, WCMC II and WCA II, and Waud Capital Partners II, L.L.C. (“WCP II LLC”), the general partner of WCPM II, may be deemed to share beneficial ownership of the shares held of record by such entities. Reeve Waud may be deemed to beneficially own the shares of common stock held by each of the above entities by virtue of his (A) making decisions for the Limited Partner Committee of WCPM II and (B) being the manager of WCP LLC and WCP II LLC. Also, Mr. Waud may be deemed to beneficially own the shares of common stock beneficially owned by WCA and DB LLC by virtue of being the manager of such entities.

The address for the entities named in this footnote and for Mr. Waud is c/o Waud Capital Partners, L.L.C., 300 North LaSalle Street, Suite 4900, Chicago, IL 60654.

(5)	SPI Petroleum LLC is controlled by its board of directors, which consists of four members and has voting and dispositive power over the shares. The principal business address for SPI Petroleum LLC is 20 Horseneck Lane, Greenwich, Connecticut 06830.

(6)	Shares beneficially owned by the directors and executive officers in this table include shares of common stock that may be acquired upon exercise of stock options within 60 days of June 30, 2012 as follows: Mr. Bissell—918,446; Mr. Shapiro—none; Mr. Ristevski—136,000; Mr. Salbaing—247,666; Mr. Brown—60,904; Mr. Cappello—none; Mr. Cross—107,832; Ms. Foxworth—51,000; Mr. Vitale—25,500; and Mr. Huffman—47,859.

Shares beneficially owned by the directors and executive officers in this table include shares of common stock that may be acquired upon conversion of outstanding preferred stock within 60 days of June 30, 2012 as follows: Mr. Bissell—62,679; Mr. Shapiro—none; Mr. Ristevski—39,784; Mr. Salbaing—31,538; Mr. Brown—22,239; Mr. Cappello—5,305; Mr. Cross—821; Ms. Foxworth—16,513; Mr. Vitale—1,842; and Mr. Huffman—8,790.

Shares beneficially owned by the directors and executive officers in this table include shares of common stock that may be acquired upon conversion of convertible subordinated notes within 60 days of June 30, 2012 as follows: Mr. Bissell—51,293; Mr. Shapiro—none; Mr. Ristevski—40,424; Mr. Salbaing—29,534; Mr. Brown—1,119; Mr. Cappello—5,390; Mr. Cross—887; Ms. Foxworth—695; Mr. Vitale—2,006; and Mr. Huffman—8,430.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Upon the completion of this offering, Maxum will indirectly own            common units and            subordinated units representing a     % limited partner interest in us. In addition, our general partner will own a 0.1% general partner interest in us and the incentive distribution rights.

Distributions and Payments to Our General Partner and Its Affiliates

The following information summarizes the distributions and payments made or to be made by us to our general partner and its affiliates in connection with our formation, ongoing operation and any liquidation. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm’s-length negotiations.

Formation Stage

The aggregate consideration received by our general partner and its affiliates for the contribution of certain assets and liabilities to us consists of:

•	common units

•	subordinated units

•	general partner units representing a 0.1% general partner interest;

•	all of the incentive distribution rights; and

•	$ million cash payment from the proceeds of this offering (or $ million if the underwriters’ option to purchase additional units is exercised in full).

Operational Stage

Distributions of available cash to our general partner and its affiliates. We will generally make cash distributions 99.9% to unitholders pro rata, including our general partner and its affiliates as holders of an aggregate of            common units, all of the subordinated units and 0.1% to our general partner. In addition, if distributions exceed the minimum quarterly distribution and other higher target levels, our general partner will be entitled to increasing percentages of the distributions, up to 48.0% of the distributions above the highest target level.

Payments to our general partner and its affiliates. Our general partner does not receive a management fee or other compensation for managing us. Our general partner and its affiliates are reimbursed, however, for all direct and indirect expenses incurred on our behalf. Our general partner determines the amount of these expenses. In addition, we will reimburse Maxum Petroleum and its affiliates for the payment of certain operating expenses and for the provision of various general and administrative services for our benefit.

Withdrawal or removal of our general partner. If our general partner withdraws or is removed, its general partner interest and its incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read “The Partnership Agreement—Withdrawal or Removal of the General Partner.”

Liquidation Stage

Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their particular capital account balances.

Agreements Governing the Transactions

We have entered into or will enter into various documents and agreements with Maxum Petroleum and its affiliates that will effect the transactions relating to our formation, including the vesting of assets in us and our subsidiaries, and the application of the net proceeds of this offering. These agreements are not and will not be the result of arm’s-length negotiations, and they, or any of the transactions that they provide for, are not and may not be effected on terms at least as favorable to the parties to these agreements as could have been obtained from unaffiliated third parties. Because these agreements relate to formation transactions that, by their nature, would not occur in a third-party situation, it is not possible to determine what the differences would be in the terms of these transactions when compared to the terms of transactions with an unaffiliated third party. We believe the terms of these agreements with related parties to be comparable to the terms of agreements used in similarly structured transactions. All of the transaction expenses incurred in connection with our formation transactions will be paid from the net proceeds of this offering.

Omnibus Agreement

Upon the completion of this offering, we will enter into an omnibus agreement with Maxum Petroleum, our general partner and certain of their affiliates that governs our relationship with them regarding the following matters, among others:

•	our obligation to reimburse Maxum Petroleum and its affiliates for certain direct operating expenses they pay on our behalf;

•

our obligation to reimburse Maxum Petroleum and its affiliates for providing us corporate, general and administrative services, including our allocated portion of the cost of insurance for our operations; and

•	our right to indemnification from Maxum Petroleum for certain liabilities and our obligation to indemnify Maxum Petroleum for certain liabilities.

Reimbursement of General and Administrative Expense

Under the omnibus agreement, Maxum Petroleum will, or will cause its affiliates, to perform centralized corporate, general and administrative and operational services for us, such as legal, corporate recordkeeping, planning, budgeting, regulatory, accounting, billing, business development, acquisitions, treasury, insurance administration and claims processing, risk management, health, safety and environmental, real property and land, engineering, government relations, information technology, human resources, investor relations, cash management and banking, payroll, internal audit, taxes, drivers, warehouse personnel, customer service and sales, for which we estimate our annual cost will be approximately $             million. This amount includes the incremental general and administrative expenses of approximately $2.0 million we expect to incur as a result of being a publicly traded partnership. In exchange, certain general and administrative and operational expenses will be allocated to us, and we will reimburse Maxum Petroleum and its affiliates for the expenses incurred in providing certain general and administrative and operational services. The omnibus agreement will further provide that we will reimburse Maxum Petroleum and its affiliates for expenses of insurance coverage relating directly to our assets or operations and an allocated portion of expenses of insurance coverage relating to Maxum Petroleum and its affiliates, including us. This allocation will be determined by Maxum Petroleum in its discretion.

Maxum Petroleum will agree to perform all services under the relevant provisions of the omnibus agreement using at least the same level of care, quality, timeliness and skill as it does for itself and its affiliates and with no less than the same degree of care, quality, timeliness and skill as its past practice in performing the services for itself and our business.

We will also reimburse Maxum Petroleum for any additional state income, franchise or similar tax paid by Maxum Petroleum resulting from the inclusion of us (and our subsidiaries) in a combined state income, franchise or similar tax report with Maxum Petroleum as required by applicable law. The amount of any such reimbursement will be limited to the tax that we (and our subsidiaries) would have paid had we not been included in a combined group with Maxum Petroleum.

Indemnification

Pursuant to the omnibus agreement, we will be entitled to indemnification from Maxum Petroleum for certain liabilities and we will be required to indemnify Maxum Petroleum for certain liabilities.

Competition

Neither Maxum Petroleum nor any of its affiliates will be restricted, under either our partnership agreement or the omnibus agreement, from competing with us. Maxum Petroleum and any of its affiliates may acquire, construct or dispose of additional transportation and storage or other assets in the future without any obligation to offer us the opportunity to purchase or construct those assets.

Amendment and Termination

The omnibus agreement can be amended by written agreement of all parties to the agreement. However, we may not agree to any amendment or modification that would, in the determination of our general partner, be adverse in any material respect to the holders of our common units without the prior approval of the conflicts committee.

Transactions with Affiliates

We sell fuel to One Stop LLC, a convenience store chain partially owned by Patrick Graney, President, Maxum East and a Vice President of our general partner, and Appalachian Tire Products, which is partially owned by members of Mr. Graney’s immediate family. These sales amounted to approximately $95.0 million, $77.5 million and $70.8 million for the fiscal years ended June 30, 2011, 2010 and 2009, respectively, and $59.0 million for the nine months ended March 31, 2012. Related cost of sales amounted to $94.5 million, $77.0 million and $70.4 million for the fiscal years ended June 30, 2011, 2010 and 2009, respectively, and $58.7 million for the nine months ended March 31, 2012. The relationship with One Stop, LLC was terminated in February 2012. Additionally, we purchase services and products from Appalachian Tire which totaled approximately $0.5 million for each of the fiscal years ended June 30, 2011, 2010 and 2009, and $0.1 million for the nine months ended March 31, 2012.

We had a consulting agreement with Michael Graney, brother of Patrick Graney, which was terminated in February 2012. The consulting expense associated with this agreement amounted to approximately $0.1 million for each of the fiscal years ended June 30, 2011, 2010 and 2009, and approximately $0.1 million for the nine months ended March 31, 2012.

We sold fuel to EZ Shop, Inc., a convenience store chain founded by Roger Simons, a member of Maxum Petroleum’s board of directors. These sales amounted to approximately $3.9 million for the year ended 2009, with the related cost of sales of $3.9 million.

We lease warehouses and offices from Patrick Graney or companies that are partially owned by Patrick Graney and members of his family. The rent expense associated with these leases amounted to $0.4 million for each of the years fiscal ended June 30, 2011, 2010 and 2009, and $0.3 million for the nine months ended March 31, 2012.

We lease warehouses and offices from companies that are owned by Mr. Simons and members of his family. The rent expense associated with these leases amounted to $0.2 million for each of the fiscal years ended June 30, 2011, 2010 and 2009, and $0.2 million for the nine months ended March 31, 2012.

We believe the terms of these transactions are similar to what would have been obtained from an unaffiliated third party.

Review, Approval or Ratification of Transactions with Related Persons

We expect that the board of directors of our general partner will adopt policies for the review, approval and ratification of transactions with related persons. We also anticipate that the board of directors of our general partner will adopt a written code of business conduct and ethics.

The policy for the review, approval and ratification of transactions with related persons described above will be adopted in connection with the completion of this offering, and as a result the transactions described above were not reviewed under such policy.

CONFLICTS OF INTEREST AND DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, including Maxum Petroleum and its sponsors, on the one hand, and us and our limited partners, on the other hand. The directors and officers of our general partner have fiduciary duties to manage our general partner in a manner beneficial to its owners. At the same time, our general partner has a duty to manage us in a manner beneficial to us and our limited partners. The Delaware Revised Uniform Limited Partnership Act, which we refer to as the Delaware Act, provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by a general partner to limited partners and the partnership. Pursuant to these provisions, our partnership agreement contains various provisions replacing the fiduciary duties that would otherwise be owed by our general partner under applicable law with contractual standards governing the duties of the general partner and the methods of resolving conflicts of interest. Our partnership agreement also specifically defines the remedies available to limited partners for actions taken that, without these defined liability standards, might constitute breaches of fiduciary duty under applicable Delaware law.

Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us or any other partner, on the other, our general partner will resolve that conflict. Our general partner may seek the approval of such resolution from the conflicts committee of the board of directors of our general partner. There is no requirement that our general partner seek the approval of the conflicts committee for the resolution of any conflict, and, under our partnership agreement, our general partner may decide to seek such approval or resolve a conflict of interest in any other way permitted by our partnership agreement, as described below, in its sole discretion. Our general partner will decide whether to refer the matter to the conflicts committee on a case-by-case basis. An independent third party is not required to evaluate the fairness of the resolution.

Our general partner will not be in breach of its obligations under the partnership agreement or its duties to us or our limited partners if the resolution of the conflict is:

•	approved by the conflicts committee;

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates;

•	determined by the board of directors of our general partner to be on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•

determined by the board of directors of our general partner to be fair and reasonable to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

If our general partner does not seek approval from the conflicts committee and our general partner’s board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the conflicts committee of our general partner’s board of directors may consider any factors it determines in good faith to consider when resolving a conflict. When our partnership agreement requires someone to act in good faith, it requires that person to subjectively believe that he is acting in the best interests of the partnership or meets the specified standard, for example, a transaction on terms no less favorable to the partnership than those generally being provided to or available from unrelated third parties. Please read “Management—Committees of the Board of Directors—Conflicts Committee” for information about the conflicts committee of our general partner’s board of directors.

Conflicts of interest could arise in the situations described below, among others.

Neither our partnership agreement nor any other agreement requires Maxum Petroleum to pursue a business strategy that favors us or utilizes our assets or dictates what markets to pursue or grow. Maxum Petroleum’s directors and officers have a fiduciary duty to make these decisions in the best interests of the stockholders of Maxum Petroleum, which may be contrary to our interests.

Because some of the officers and directors of our general partner are also directors and/or officers of Maxum Petroleum, such directors and officers have fiduciary duties to Maxum Petroleum that may cause them to pursue business strategies that disproportionately benefit Maxum Petroleum or which otherwise are not in our best interests.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, are not and will not be the result of arm’s-length negotiations.

Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us and our general partner and its affiliates are or will be the result of arm’s-length negotiations. Our partnership agreement generally provides that any affiliated transaction, such as an agreement, contract or arrangement between us and our general partner and its affiliates that does not receive unitholder or conflicts committee approval, must be determined by the board of directors of our general partner to be:

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

Our general partner and its affiliates have no obligation to permit us to use any facilities or assets of our general partner and its affiliates, except as may be provided in contracts entered into specifically dealing with that use. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. There is no obligation of our general partner and its affiliates to enter into any contracts of this kind.

Our general partner’s affiliates, including Maxum Petroleum and its sponsors, may compete with us and neither our general partner nor its affiliates have any obligation to present business opportunities to us.

Our partnership agreement provides that our general partner is restricted from engaging in any business activities other than those incidental to its ownership of interests in us. However, affiliates of our general partner are permitted to engage in other businesses or activities, including those that might be in direct competition with us. Maxum Petroleum and its sponsors and other affiliates may acquire, construct or dispose of assets in the future without any obligation to offer us the opportunity to acquire those assets. In addition, under our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, will not apply to the general partner and its affiliates. As a result, neither the general partner nor any of its affiliates have any obligation to present business opportunities to us.

Our general partner is allowed to take into account the interests of parties other than us, such as Maxum Petroleum, in resolving conflicts of interest.

Our partnership agreement contains provisions that permissibly modify and reduce the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner or otherwise, free of any duty or obligation whatsoever to us and our unitholders, including any duty to act in the best interests of us or our unitholders, other than the implied contractual covenant of good faith and fair dealing, which means that a court will enforce the reasonable expectations of the partners where the language in the partnership agreement does not provide for a clear course of action. This entitles our general partner to consider only the interests and factors that it desires and relieves it of any duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples of decisions that our general partner may make in its individual capacity include the allocation of corporate opportunities among us and our affiliates, the exercise of its limited call right, its voting rights with respect to the units it owns, whether to reset target distribution levels, whether to transfer the incentive distribution rights or any units it owns to a third party and whether or not to consent to any merger, consolidation or conversion of the partnership or amendment to the partnership agreement.

We do not have any officers or employees and rely solely on officers and employees of our general partner and its affiliates.

Affiliates of our general partner conduct businesses and activities of their own in which we have no economic interest. There could be material competition for the time and effort of the officers and employees who provide services to our general partner.

Most of the officers of our general partner are also officers and/or directors of Maxum Petroleum. These officers will devote such portion of their productive time to our business and affairs as is required to manage and conduct our operations. These officers are also required to devote time to the affairs of Maxum Petroleum or its affiliates and are compensated by them for the services rendered to them. Our non-executive directors devote as much time as is necessary to prepare for and attend board of directors and committee meetings.

Our partnership agreement replaces the fiduciary duties that would otherwise be owed by our general partner under applicable law with contractual standards governing its duties and limits our general partner’s liabilities and the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty under applicable Delaware law.

In addition to the provisions described above, our partnership agreement contains provisions that restrict the remedies available to our limited partners for actions that might constitute breaches of fiduciary duty under applicable Delaware law. For example, our partnership agreement:

•

permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner;

•

provides that the general partner shall not have any liability to us or our limited partners for decisions made in its capacity so long as such decisions are made in good faith, which requires that our general partner subjectively believe that the determination is in our best interests but does not require the general partner’s determination to be reasonable;

•

generally provides that in a situation involving a transaction with an affiliate or a conflict of interest, any determination by our general partner must be made in good faith. If an affiliate transaction or the resolution of a conflict of interest is not approved by our public common unitholders or the conflicts committee and the board of directors of our general partner determines that the resolution or course of action taken with respect to the affiliate transaction or conflict of interest is either on terms no less favorable to us than those generally being provided to or available from unrelated third parties or is “fair and reasonable” to us, considering the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us, then it will be presumed that in making its decision, the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us challenging such decision, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption; and

•

provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners resulting from any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its officers or directors, as the cases may be, acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal.

By purchasing a common unit, a common unitholder will be bound, and will be deemed to have agreed to be bound, by the provisions in the partnership agreement, including the provisions discussed above.

Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval or with respect to which our general partner has sought conflicts committee approval, on such terms as it determines to be necessary or appropriate to conduct our business including, but not limited to, the following:

•

the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into or exchangeable for equity interests of the partnership, and the incurring of any other obligations;

•	the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over our business or assets;

•	the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets or the merger or other combination of us with or into another person;

•	the negotiation, execution and performance of any contracts, conveyances or other instruments;

•	the distribution of cash held by the partnership;

•	the selection and dismissal of employees and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

•	the maintenance of insurance for our benefit and the benefit of our partners and indemnitees;

•

the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other entities;

•

the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

•	the indemnification of any person against liabilities and contingencies to the extent permitted by law;

•	the purchase, sale or other acquisition or disposition of our equity interests, or the issuance of additional options, rights, warrants and appreciation rights relating to our equity interests; and

•	the entering into of agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

Please read “The Partnership Agreement” for information regarding the voting rights of unitholders.

Actions taken by our general partner may affect the amount of cash available to pay distributions to unitholders or accelerate the right to convert subordinated units.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

•	amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	issuance of additional units; and

•	the creation, reduction or increase of reserves in any quarter.

Our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is classified as a maintenance capital expenditure, which reduces distributable cash flow, or an expansion capital expenditure, which does not reduce distributable cash flow. This determination can affect the amount of cash that is distributed to our unitholders and to our general partner and the ability of the subordinated units to convert into common units.

In addition, our general partner may use an amount, initially equal to $             million, which would not otherwise constitute available cash from distributable cash flow or capital surplus, in order to permit the payment of cash distributions on its units and incentive distribution rights. All of these actions may affect the amount of cash distributed to our unitholders and our general partner and may facilitate the conversion of subordinated units into common units. Please read “Provisions of our Partnership Agreement Relating to Cash Distributions.”

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

•	enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

•	hastening the expiration of the subordination period.

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow funds, which could enable us to make this distribution on all outstanding units. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordination Period.”

Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates, but may not lend funds to our general partner or its affiliates.

We reimburse our general partner and its affiliates for expenses.

We reimburse our general partner and its affiliates for costs incurred in managing and operating us, including costs incurred in rendering corporate staff and support services to us. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us. Please read “Certain Relationships and Related Party Transactions—Omnibus Agreement.”

Our general partner intends to limit its liability regarding our contractual obligations.

Our general partner intends to limit its liability under contractual arrangements so that the other party to such agreements has recourse only to our assets and not against our general partner or its assets or any affiliate of our general partner or its assets. Our partnership agreement permits our general partner to limit its or our liability, even if we could have obtained terms that are more favorable without the limitation on liability.

Common units are subject to our general partner’s limited call right.

Our general partner may exercise its right to call and purchase common units as provided in the partnership agreement or assign this right to one of its affiliates or to us free of any liability or obligation to us or our partners if our general partner and its affiliates own more than 80% of the common units. As a result, a common unitholder may have his common units purchased from him at an undesirable time or price. Please read “The Partnership Agreement—Limited Call Right.”

Limited partners have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the limited partners, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

We may not choose to retain separate counsel, accountants or others to perform services for us.

The attorneys, independent accountants and others who perform services for us have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or the conflicts committee and may also perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or our public unitholders in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Our general partner may elect to cause us to issue common units to it in connection with a resetting of the minimum quarterly distribution and the target distribution levels related to our general partner’s incentive distribution rights without the approval of the conflicts committee of our general partner or our unitholders. This may result in lower distributions to our common unitholders in certain situations.

Our general partner has the right, at any time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (48.0%) for each of the prior four consecutive fiscal quarters and the amount of each such distribution did not exceed the distributable cash flow for such quarter, respectively, to reset the initial minimum quarterly distribution and cash target distribution levels at higher levels based on the average cash distribution amount per common unit for the two fiscal quarters prior to the exercise of the reset election. Following a reset election by our general partner, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution amount. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion; however, it is possible that our general partner could exercise this reset election at a time when we are experiencing declines in our aggregate cash distributions or at a time when our general partner expects that we will experience declines in our aggregate cash distributions in the foreseeable future. In such situations, our general partner may be experiencing, or may be expected to experience, declines in the cash distributions it receives related to its incentive distribution rights and may therefore desire to be issued our common units, which are entitled to specified priorities with respect to our distributions and which therefore may be more advantageous for the general partner to own in lieu of the right to receive incentive distribution payments based on target distribution levels that are less certain to be achieved in the then current business environment. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued new common units to our general partner in connection with resetting the target distribution levels related to our general partner incentive distribution rights. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—General Partner Interest” and “—Incentive Distribution Rights.”

Duties of the General Partner

The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by a general partner to limited partners and the partnership.

Pursuant to these provisions, our partnership agreement contains various provisions replacing the fiduciary duties that would otherwise be owed by our general partner under applicable law with contractual standards governing the duties of the general partner and the methods of resolving conflicts of interest. We have adopted these provisions to allow our general partner or its affiliates to engage in transactions with us that otherwise might be prohibited or restricted by state-law fiduciary standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because the board of directors of our general partner has fiduciary duties to manage our general partner in a manner beneficial both to its owner, Maxum Petroleum, as well as to our limited partners. Without these provisions, the general partner’s ability to make decisions involving conflicts of interests would be restricted. These provisions benefit our general partner by enabling it to take into consideration all parties involved in the proposed action. These provisions also strengthen the ability of our general partner to attract and retain experienced and capable directors. These provisions represent a detriment to our limited partners, however, because they restrict the remedies available to our limited partners for actions that, without those provisions, might constitute breaches of fiduciary duty, as described below and permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicted interests. The following is a summary of:

•	the fiduciary duties imposed on general partners of a limited partnership by the Delaware Act in the absence of a partnership agreement provision to the contrary;

•	the contractual duties of our general partner contained in our partnership agreement that replace the fiduciary duties that would otherwise be imposed by Delaware law on our general partner; and

•	certain rights and remedies of limited partners contained in the Delaware Act.

State law fiduciary duty standards

Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner of a Delaware limited partnership to use that amount of care that an ordinarily careful and prudent person would use in similar circumstances and to consider all material information reasonably available in making business decisions. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present unless such transaction were entirely fair to the partnership.

Partnership agreement standards

Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in good faith and will not be subject to any other standard under applicable law other than the implied covenant of good faith and fair dealing. Our partnership agreement provides that, in order for a determination by our general partner to be made in “good faith,” our general partner must subjectively believe that the determination is in our best interests. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act free of any duty or obligation whatsoever to us or our limited partners whatsoever, other than the implied contractual covenant of good faith and fair dealing. These standards reduce the obligations to which our general partner would otherwise be held under applicable Delaware law.

Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the public common unitholders or the conflicts committee of the board of directors of our general partner must be determined by the board of directors of our general partner to be:

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our general partner does not seek approval from the public common unitholders or conflicts committee and the board of directors of our general partner determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held. In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner, its affiliates and their officers and directors will not be liable for monetary damages to us or, our limited partners for losses sustained or liabilities incurred as a result of any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining such person acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal.

Rights and remedies of limited partners

The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has wrongfully refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its fiduciary duties, if any, or of the partnership agreement.

A transferee of a common unit will be bound, and will be deemed to have agreed to be bound, by the provisions in the partnership agreement, including the provisions discussed above. Please read “Description of the Common Units—Transfer of Common Units.” The failure of a limited partner to sign our partnership agreement does not render the partnership agreement unenforceable against that person.

Under the partnership agreement, we must indemnify our general partner and its officers, directors and managers, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct. We also must provide this indemnification for criminal proceedings unless our general partner or these other persons acted with knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it meets the requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), in the opinion of the Securities and Exchange Commission such indemnification is contrary to public policy and therefore unenforceable. If you have questions regarding the duties of our general partner please read “The Partnership Agreement—Indemnification.”

DESCRIPTION OF THE COMMON UNITS

The Units

The common units and the subordinated units are separate classes of limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units in and to partnership distributions, please read this section and “Our Cash Distribution Policy and Restrictions on Distributions.” For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read “The Partnership Agreement.”

Transfer Agent and Registrar

Duties

Computershare Trust Company, N.A. will serve as registrar and transfer agent for the common units. We will pay all fees charged by the transfer agent for transfers of common units except the following that must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a common unitholder; and

•	other similar fees or charges.

There will be no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer or admission are reflected in our register and such limited partner becomes the record holder of the common units so transferred. Each transferee:

•	will become bound and will be deemed to have agreed to be bound by the terms and conditions of our partnership agreement;

•	represents that the transferee has the capacity, power and authority to enter into our partnership agreement; and

•

agrees to the consents, acknowledgments and waivers contained in our partnership agreement, such as the approval of all transactions and agreements we are entering into in connection with our formation and this offering.

We are entitled to treat the nominee holder of a common unit as the absolute owner of a common unit in the event such nominee is the record holder of such common unit. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfer of securities. Until a common unit has been transferred on our register, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as Appendix A. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions”;

•	with regard to the duties of our general partner, please read “Conflicts of Interest and Duties—Duties of the General Partner”;

•	with regard to the transfer of common units, please read “Description of the Common Units— Transfer of Common Units”; and

•	with regard to allocations of taxable income and taxable loss, please read “Material Federal Income Tax Consequences.”

Organization and Duration

Our partnership was organized on November 14, 2011 and will have a perpetual existence unless terminated pursuant to the terms of our partnership agreement.

Purpose

Our purpose under the partnership agreement is limited to any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law; provided that our general partner shall not cause us to engage, directly or indirectly, in any business activity that our general partner determines would be reasonably likely to cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Although our general partner has the ability to cause us and our subsidiaries to engage in activities other than the business of marketing and distributing petroleum products and services, our general partner has no current plans to do so and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners, other than the implied contractual covenant of good faith and fair dealing. Our general partner is authorized in general to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

For a discussion of our general partner’s right to contribute capital to maintain its 0.1% general partner interest if we issue additional units, please read “—Issuance of Additional Partnership Interests.”

Voting Rights

The following is a summary of the unitholder vote required for the matters specified below. Matters requiring the approval of a “unit majority” require:

•

during the subordination period, the approval of a majority of the outstanding common units, excluding those common units held by our general partner and its affiliates, and a majority of the outstanding subordinated units, voting as separate classes; and

•	after the subordination period, the approval of a majority of the outstanding common units.

In voting their common and subordinated units, our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners.

Issuance of additional units	No approval right.

Amendment of the partnership agreement	Certain amendments may be made by the general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “—Amendment of the Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority in certain circumstances. Please read “—Merger, Consolidation, Conversion, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority. Please read “—Termination and Dissolution.”

Continuation of our business upon dissolution	Unit majority. Please read “—Termination and Dissolution.”

Withdrawal of the general partner	Under most circumstances, the approval of the unitholders holding a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to June 30, 2022 in a manner that would cause a dissolution of our partnership. Please read “—Withdrawal or Removal of the General Partner.”

Removal of the general partner	Not less than 66 2/3% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates. Please read “—Withdrawal or Removal of the General Partner.”

Transfer of the general partner interest	Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person. The approval of a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to June 30, 2022. Please read “—Transfer of General Partner Units.”

Transfer of incentive distribution rights	No approval right. Please read “—Transfer of Incentive Distribution Rights.”

Reset of incentive distribution levels	No approval right.

Transfer of ownership interests in our general partner	No approval right. Please read “—Transfer of Ownership Interests in the General Partner.”

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of the partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace the general partner;

•	to approve some amendments to the partnership agreement; or

•	to take other action under the partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as the general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither the partnership agreement nor the Delaware Act specifically provides for legal recourse against the general partner if a limited partner were to lose limited liability through any fault of the general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their limited partner interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited is included in the assets of the limited partnership only to the extent that the fair value of that property exceeds that liability. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the non-recourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

Our subsidiaries conduct business in several states and we may have subsidiaries that conduct business in other states in the future. Maintenance of our limited liability as a member or shareholder of our operating subsidiaries may require compliance with legal requirements in the jurisdictions in which our operating subsidiaries conduct business, including qualifying our subsidiaries to do business there.

Limitations on the liability of members of a limited liability company for the obligations of a limited liability company have not been clearly established in many jurisdictions. If, by virtue of our membership interests in our operating subsidiaries, it were determined that we were conducting business in any state without compliance with the applicable limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace the general partner, to approve some amendments to the partnership agreement, or to take other action under the partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as the general partner under the circumstances. We will operate in a manner that the general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Partnership Interests

Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders.

It is possible that we will fund future acquisitions through the issuance of additional common units, subordinated units or other partnership interests. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our general partner, may have special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit the issuance by our subsidiaries of equity interests, which may effectively rank senior to the common units.

Upon issuance of additional limited partner interests (other than the issuance of common units upon exercise by the underwriters of their option, or the expiration of the option, to purchase additional common units, the issuance of common units in connection with a reset of the incentive distribution target levels or the issuance of common units upon conversion of outstanding partnership interests), our general partner will be entitled, but not required, to make additional capital contributions to the extent necessary to maintain its 0.1% general partner interest in us. Our general partner’s 0.1% interest in us will be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 0.1% general partner interest. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other partnership interests whenever, and on the same terms that, we issue those interests to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of the general partner and its affiliates, including such interest represented by common units and subordinated units, that existed immediately prior to each issuance. The other holders of common units will not have preemptive rights to acquire additional common units or other partnership interests.

Amendment of the Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners, other than the implied contractual covenant of good faith and fair dealing. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

•

increase the obligations of any limited partner without its consent, unless such increase is deemed to have occurred as a result of an amendment approved by at least a majority of the type or class of limited partner interests so affected; or

•

increase the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without its consent, which consent may be given or withheld at its option.

The provisions of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). Upon completion of this offering, our general partner and its affiliates will own approximately     % of the outstanding common and subordinated units.

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

•	a change in our name, the location of our principal office, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•

a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•

an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

•	an amendment that our general partner determines to be necessary or appropriate for the authorization or issuance of additional partnership interests;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

•

any amendment that our general partner determines to be necessary or appropriate to reflect and account for the formation by us of, or our investment in, any corporation, partnership or other entity, in connection with our conduct of activities permitted by our partnership agreement;

•	a change in our fiscal year or taxable year and any other changes that our general partner determines to be necessary or appropriate as a result of such change;

•

conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the conversion, merger or conveyance other than those it receives by way of the conversion, merger or conveyance; or

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner if our general partner determines that those amendments:

•	do not adversely affect in any material respect the limited partners considered as a whole or any particular class of partnership interests as compared to other classes of partnership interests;

•

are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•

are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed or admitted for trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval

For amendments of the type not requiring unitholder approval, our general partner will not be required to obtain an opinion of counsel that an amendment will not affect the limited liability of any limited partner under Delaware law. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless we first obtain such an opinion.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of partnership interests in relation to other classes of partnership interests will require the approval of at least a majority of the type or class of partnership interests so affected. Any amendment that would reduce the percentage of units required to take any action, other than to remove our general partner or call a meeting of unitholders, must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the percentage sought to be reduced. Any amendment that would increase the percentage of units required to remove our general partner must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than 90% of outstanding units. Any amendment that would increase the percentage of units required to call a meeting of unitholders must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute at least a majority of the outstanding units.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

A merger, consolidation or conversion of us requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interest of us or the limited partners, other than the implied contractual covenant of good faith and fair dealing.

In addition, the partnership agreement generally prohibits our general partner without the prior approval of the holders of a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell any or all of our assets under a foreclosure or other realization upon those encumbrances without that approval. Finally, our general partner may consummate any merger with another limited liability entity without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in an amendment to the partnership agreement requiring unitholder approval, each of our units will be an identical unit of our partnership following the transaction, and the partnership interests to be issued by us in such merger do not exceed 20% of our outstanding partnership interests immediately prior to the transaction.

If the conditions specified in the partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, our general partner has received an opinion of counsel regarding limited liability and tax matters, and our general partner determines that the governing instruments of the new entity provide the limited partners and the general partner with the same rights and obligations as contained in the partnership agreement. The unitholders are not entitled to dissenters’ rights of appraisal under the partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Termination and Dissolution

We will continue as a limited partnership until dissolved and terminated under our partnership agreement. We will dissolve upon:

•	the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

•	there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law;

•	the entry of a decree of judicial dissolution of our partnership; or

•

the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal followed by approval and admission of a successor.

Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability of any limited partner; and

•

neither our partnership nor any of our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate to liquidate our assets and apply the proceeds of the liquidation as described in “Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of the General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to June 30, 2022 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after June 30, 2022, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50.0% of the outstanding units are held or controlled by one person and its affiliates other than the general partner and its affiliates. In addition, the partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “—Transfer of General Partner Units” and “—Transfer of Incentive Distribution Rights.”

Upon voluntary withdrawal of our general partner by giving written notice to the other partners, the holders of a unit majority, voting as separate classes, may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree to continue our business by appointing a successor general partner. Please read “—Termination and Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units voting as a separate class, and a majority of the subordinated units voting as a separate class. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates would give them the practical ability to prevent our general partner’s removal. At the completion of this offering, our general partner and its affiliates will own     % of the outstanding common and subordinated units.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by the general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end, and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•

our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests as of the effective date of its removal.

In the event of removal of a general partner under circumstances where cause exists or withdrawal of a general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where a general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner will become a limited partner and its general partner interest and its incentive distribution rights will automatically convert into common units pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Units

Except for transfer by our general partner of all, but not less than all, of its general partner units to:

•	an affiliate of our general partner (other than an individual); or

•	another entity as part of the merger or consolidation of our general partner with or into such entity or the transfer by our general partner of all or substantially all of its assets to such entity,

our general partner may not transfer all or any of its general partner units to another person prior to June 30, 2022 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must assume, among other things, the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters.

Our general partner and its affiliates may at any time, transfer units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.

Transfer of Ownership Interests in the General Partner

At any time, Maxum Petroleum and its affiliates may sell or transfer all or part of their membership interest in our general partner, or their membership interest in MPOC, the sole member of our general partner, to any person without the approval of our unitholders.

Transfer of Incentive Distribution Rights

At any time, our general partner may sell or transfer its incentive distribution rights to any person without the approval of our unitholders.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Maxum Energy Logistics Partners GP, LLC as our general partner or otherwise change our management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group who are notified by our general partner that they will not lose their voting rights or to any person or group who acquires the units with the prior approval of the board of directors of our general partner.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•

our general partner will have the right to convert its general partner units and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests as of the effective date of its removal.

Limited Call Right

If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of such class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10 but not more than 60 days notice. The purchase price in the event of this purchase is the greater of:

•

the highest cash price paid by either of our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

•	the current market price calculated in accordance with our partnership agreement as of the date three business days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material Federal Income Tax Consequences— Disposition of Common Units.”

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or, if authorized by our general partner, without a meeting if consents in writing describing the action so taken are signed by holders of the number of units that would be necessary to authorize or take that action at a meeting where all limited partners were present and voted. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called represented in person or by proxy will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Partnership Interests.” However, if at any time any person or group, other than our general partner and its affiliates, a direct transferee of our general partner and its affiliates or a transferee of such direct transferee who is notified by our general partner that it will not lose its voting rights, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as our partnership agreement otherwise provides, subordinated units will vote together with common units as a single class.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our register. Except as described under “—Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.

Redemption of Ineligible Holders

If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner, we may redeem the units held by the limited partner at their current market price. In order to avoid any cancellation or forfeiture, our general partner may require each limited partner to furnish information about his nationality, citizenship or related status. If a limited partner fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or our general partner determines after receipt of the information that the limited partner does not meet the status set forth in the certification, we will have the right, which we may assign to any of our affiliates, to redeem all but not less than all, of the units held by such unitholder at the market price as of the date three days before the date the notice of redemption is mailed.

The purchase price will be paid in cash or by delivery of a promissory note, as determined by our general partner. Any such promissory note will bear interest at the rate of 5.0% annually and be payable in three equal annual installments of principal and accrued interest, commencing one year after the redemption date. Further, the units will not be entitled to any allocations of income or loss, distributions or voting rights while held by such unitholder.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of a general partner or any departing general partner;

•	any person who is or was a director, officer, member, managing manager, general partner, fiduciary or trustee of our subsidiaries, us or any entity set forth in the preceding three bullet points;

•

any person who is or was serving as director, officer, managing member, manager, general partner, fiduciary or trustee of another person owing a fiduciary duty to us or any of our subsidiaries at the request of our general partner or any departing general partner or any of their affiliates; and

•	any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We will purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against such liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. The general partner is entitled to determine in good faith the expenses that are allocable to us. Please read “Certain Relationships and Related Party Transactions—Omnibus Agreement.”

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will mail or make available to record holders of common units, within 105 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also mail or make available summary financial information within 50 days after the close of each quarter.

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each record holder;

•	copies of our partnership agreement and our certificate of limited partnership and all related amendments thereto; and

•	certain information regarding the status of our business and financial condition.

Our general partner may, and intends to, keep confidential from the limited partners, trade secrets or other information the disclosure of which our general partner determines is not in our best interests or that we are required by law or by agreements with third parties to keep confidential. Our partnership agreement limits the right to information that a limited partner would otherwise have under Delaware law.

Registration Rights

Under our partnership agreement, subject to certain terms and conditions, we have agreed to register for resale under the Securities Act and applicable state securities laws any partnership interests, other than general partner units, owned of record by our general partner, any affiliates of our general partner or any person who was our general partner or an affiliate of our general partner within the prior two years, or their respective assignees. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Please read “Units Eligible for Future Sale.”

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered hereby and assuming that the underwriters do not exercise their option to purchase additional units, management of our general partner and its affiliates, including Maxum Petroleum, will hold an aggregate of              common units and              subordinated units. The sale of these units could have an adverse impact on the price of the common units or on any trading market that may develop.

Rule 144

The common units sold in the offering will generally be freely transferable without restriction or further registration under the Securities Act. However, any common units owned by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1.0% of the total number of the securities outstanding; and

•	the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned his common units for at least six months (provided we are in compliance with the current public information requirement) or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144 without regard to the volume limitations, manner of sale provisions and notice requirements of Rule 144.

Our Partnership Agreement and Registration Rights

Our partnership agreement provides that we may issue an unlimited number of partnership interests of any type without a vote of the unitholders. Any issuance of additional common units or other equity interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read “The Partnership Agreement—Issuance of Additional Partnership Interests.”

Under our partnership agreement, subject to certain terms and conditions, our general partner, any affiliate of our general partner or any person who was our general partner or an affiliate of our general partner within the prior two years, or their respective assignees, have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any partnership interests, other than general partner units, that they own of record. These registration rights allow the holders of the registration rights to require registration of any of these partnership interests and to include any of these interests in a registration by us of other partnership interests, including interests offered by us or by any unitholder. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against certain liabilities under the Securities Act. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Our general partner and its affiliates may also sell their units or other partnership interests in private transactions at any time, subject to compliance with applicable laws and the lock-up agreement described below.

Lock-Up Agreements

We, our general partner and the directors and executive officers of our general partner have agreed with the underwriters not to sell or offer to sell any common units for a period of 180 days from the date of this prospectus. For a description of these lock-up provisions, please read “Underwriting.”

Registration Statement on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act following this offering to register all common units issued or reserved for issuance under the LTIP. We expect to file this registration statement as soon as practicable after this offering. Common units covered by the registration statement on Form S-8 will be eligible for sale in the public market, subject to applicable vesting requirements and the terms of applicable lock-up agreements described above.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

This section is a summary of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the U.S. and, unless otherwise noted in the following discussion, is the opinion of Baker Botts L.L.P., counsel to our general partner and us, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law. This section is based upon current provisions of the Internal Code, existing and proposed Treasury regulations promulgated under the Code (the “Treasury Regulations”) and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Maxum Energy Logistics Partners, LP and our operating subsidiaries.

The following discussion does not comment on all federal income tax matters affecting us or our unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the U.S. and has only limited application to corporations, estates, trusts, partnerships and entities treated as partnerships for federal income tax purposes, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, IRAs, real estate investment trusts (REITs), employee benefit plans or mutual funds. In addition, the discussion only comments, to a limited extent, on state, local, and foreign tax consequences. Accordingly, we encourage each prospective unitholder to consult his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of common units.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Baker Botts L.L.P. and are based on the accuracy of the representations made by us. Unlike an IRS ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

For the reasons described below, Baker Botts L.L.P. has not rendered an opinion with respect to the following specific federal income tax issues: (i) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales”); (ii) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Common Units—Allocations Between Transferors and Transferees”); and (iii) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Uniformity of Units”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Pursuant to Code Section 731, distributions by a partnership to a partner are generally not taxable to the partnership or the partner unless the amount of cash distributed to him is in excess of the partner’s adjusted basis in his partnership interest.

Section 7704 of the Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the exploration, development, mining or production, processing, transportation and marketing of crude oil, natural gas and other products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income.

We estimate that less than     % of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and our general partner and a review of the applicable legal authorities, Baker Botts L.L.P. is of the opinion that at least 90% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income may change from time to time.

It is the opinion of Baker Botts L.L.P. that, based upon the Code, its regulations, published revenue rulings and court decisions, and the representations described below that:

•	We will be classified as a partnership for federal income tax purposes; and

•	Each of our subsidiaries, other than Maxum Petroleum Products, Inc., will be disregarded as an entity separate from us or will be treated as a partnership for federal income tax purposes.

In rendering its opinion, Baker Botts L.L.P. has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Baker Botts L.L.P. has relied are:

•	Neither we nor any of our subsidiaries, other than Maxum Petroleum Products, Inc., has elected or will elect to be treated as a corporation; and

•

For every taxable year, more than 90% of our gross income has been and will be income of the type that Baker Botts L.L.P. has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Code.

We believe that these representations are true and expect that these representations will continue to be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were taxed as a corporation for federal income tax purposes in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to our unitholders, and our net income would be taxed to us at corporate rates. In addition, pursuant to Code Section 301, any distribution made to a unitholder would be treated as taxable dividend income, to the extent of our current and accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The discussion below is based on Baker Botts L.L.P.’s opinion that we will be classified as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders who are admitted as limited partners of Maxum Energy Logistics Partners, LP will be treated as partners of Maxum Energy Logistics Partners, LP for federal income tax purposes. Also, unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of Maxum Energy Logistics Partners, LP for federal income tax purposes.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales.”

Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to the tax consequences of holding common units in Maxum Energy Logistics Partners, LP. The references to “unitholders” in the discussion that follows are to persons who are treated as partners in Maxum Energy Logistics Partners, LP for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-Through of Taxable Income

Subject to the discussion below under “—Entity-Level Collections,” we will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether we make cash distributions to him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on June 30. The income we allocate to common unitholders will generally be taxable as ordinary income.

Treatment of Distributions

Pursuant to Code Section 731, distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his common units immediately before the distribution. Cash distributions made by us to a unitholder in an amount in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “—Disposition of Common Units” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution by us of cash to that unitholder. To the extent our distributions cause a unitholder’s “at-risk” amount to be less than zero at the end of any taxable year, Section 465 of the Code requires the recapture of any losses deducted in previous years. Please read “—Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities under Section 752 of the Code, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,”

including depreciation recapture, depletion recapture and/or substantially appreciated “inventory items,” each as defined in the Code, and collectively, “Section 751 Assets.” To that extent, the unitholder will be treated as having been distributed his proportionate share of the Section 751 Assets and then having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (i) the non-pro rata portion of that distribution over (ii) the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of common units in this offering who owns those common units from the date of completion of this offering through the record date for distributions for the period ending June 30, 2015, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be       % or less of the cash distributed with respect to that period. Thereafter, we anticipate that the ratio of taxable income to cash distributions to the unitholders will increase. These estimates are based upon the assumption that earnings from operations will approximate the amount required to make the initial quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual ratio of taxable income to cash distributions could be higher or lower than expected, and any differences could be material and could materially affect the value of the common units. For example, the ratio of taxable income to cash distributions to a purchaser of common units in this offering will be higher, and perhaps substantially higher, than our estimate with respect to the period described above if:

•	gross income from operations exceeds the amount required to make minimum quarterly distributions on all units, yet we only distribute the minimum quarterly distributions on all units; or

•

we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Basis of Common Units

A unitholder’s initial tax basis for his common units will be determined under Sections 722, 742 and 752 of the Code and will generally equal the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased under Section 705 of the Code by his share of our income and by any increases in his share of our nonrecourse liabilities and decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to our general partner to the extent of the general partner’s “net value,” as defined in Treasury Regulations under Section 752 of the Code, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Limitations on Deductibility of Losses

Under Sections 704 and 465 of the Code, the deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder, estate, trust, or corporate unitholder (if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations) to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A common unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause his at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction to the extent that his at-risk amount is subsequently increased, provided such losses do not exceed such common unitholder’s tax basis in his common units. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to another unitholder or can look only to the units for repayment. A unitholder’s at-risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitations of Code Section 469 generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally defined as trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or a unitholder’s investments in other publicly traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive loss limitations are applied after other applicable limitations on deductions, including the at-risk rules and the basis limitation.

A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitations on Interest Deductions

•

Section 163 of the Code generally limits the deductibility of a non-corporate taxpayer’s “investment interest expense” to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or (if applicable) qualified dividend income. The IRS has indicated in Notice 88-75, 1988-2 C.B. 386, that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections

If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction

In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or incentive distributions are made to our general partner, gross income will be allocated to the recipients to the extent of those distributions. If we have a net loss, that loss will be allocated first to our general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to our general partner.

Section 704(c) of the Code requires us to assign each asset contributed to us in connection with this offering a “book” basis equal to the fair market value of the asset at the time of this offering. Purchasers of units in this offering are entitled to calculate tax depreciation and amortization deductions and other relevant tax items with respect to our assets based upon that “book” basis, which effectively puts purchasers in this offering in the same position as if our assets had a tax basis equal to their fair market value at the time of this offering. In this context, we use the term “book” as that term is used in Treasury regulations under Section 704 of the Code. The “book” basis assigned to our assets for this purpose may not be the same as the book value of our property for financial reporting purposes.

Upon any issuance of units by us after this offering, rules similar to those of Section 704(c) described above will apply for the benefit of recipients of units in that later issuance. This may have the effect of decreasing the amount of our tax depreciation or amortization deductions thereafter allocated to purchasers of units in this offering or of requiring purchasers of units in this offering to thereafter recognize “remedial income” rather than depreciation and amortization deductions.

In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required under the Section 704(c) principles described above, will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has “substantial economic effect.” In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interests of all the partners in cash flows; and

•	the rights of all the partners to distributions of capital upon liquidation.

Baker Botts L.L.P. is of the opinion that, with the exception of the issues described in “—Section 754 Election,” “—Disposition of Common Units—Allocations Between Transferors and Transferees,” and “—Uniformity of Units,” allocations under our partnership agreement will be given effect under Section 704 of the Code for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales

A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	all of these distributions would appear to be ordinary income.

Because there is no direct or indirect controlling authority on the issue relating to partnership interests, Baker Botts L.L.P. has not rendered an opinion regarding the tax treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their units. The IRS has previously announced in the preamble to certain temporary regulations, 53 FR 34488-01, 1988-2 C.B. 346, that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read “—Disposition of Common Units—Recognition of Gain or Loss.”

Alternative Minimum Tax

Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates

Under current law, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 35% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than twelve months) of individuals is 15%. However, absent new legislation extending the current rates, beginning January 1, 2013, the highest marginal U.S. federal income tax rate applicable to ordinary income and long-term capital gains of individuals will increase to 39.6% and 20%, respectively. Moreover, these rates are subject to change by new legislation at any time.

Section 1411 of the Code will impose a 3.8% Medicare tax on certain net investment income earned by individuals, estates and trusts for taxable years beginning after December 31, 2012. For these purposes, net investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income or (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income, or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Section 754 Election

We will make the election permitted by Section 754 of the Code. That election is irrevocable without the consent of the IRS unless there is a constructive termination of the partnership. Please read “—Disposition of Common Units—Constructive Termination.” The election will generally permit us to adjust a common unit purchaser’s tax basis in our assets, or inside basis, under Section 743(b) of the Code to reflect his purchase price. This election does not apply with respect to a person who purchases common units directly from us, including a purchaser of units in this offering. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, the inside basis in our assets with respect to a unitholder will be considered to have two components: (i) his share of our tax basis in our assets, or common basis, and (ii) his Section 743(b) adjustment to that basis.

The timing of deductions attributable to a Section 743(b) adjustment to our common basis will depend upon a number of factors, including the nature of the assets to which the adjustment is allocable, the extent to which the adjustment offsets any Section 704(c) type gain or loss with respect to an asset and certain elections we make as to the manner in which we apply Section 704(c) principles with respect to an asset with respect to which the adjustment is allocable. Please read “—Allocation of Income, Gain, Loss and Deduction.” The timing of these deductions may affect the uniformity of our units. Please read “—Uniformity of Units.”

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally a built-in loss or a basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

We use the year ending June 30 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than June 30 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than twelve months of our income, gain, loss and deduction. Please read “—Disposition of Common Units—Allocations Between Transferors and Transferees.”

We may be required at some future date to adopt a taxable year ending December 31, rather than our current taxable year ending June 30. In the case of a unitholder reporting on a taxable year other than a taxable year ending June 30, a change in our taxable year to a calendar year may result in more than twelve months of our income, gain, loss or deduction being includable in his taxable income for the unitholder’s year in which our tax year changes.

Initial Tax Basis, Depreciation and Amortization

The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. Under Section 704 of the Code, the federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to (i) this offering will be borne by our general partner and its affiliates, and (ii) any other offering will be borne by our general partner and all of our unitholders as of that time. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods, including bonus depreciation to the extent available, that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. Part or all of the goodwill, going concern value and other intangible assets we acquire in connection with this offering may not produce any amortization deductions because of the application of the anti-churning restrictions of Section 197 of the Code. Please read “—Uniformity of Units.” Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Code.

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules under Section 1245 or Section 1250 of the Code and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Common Units —Recognition of Gain or Loss.”

The costs we incur in selling our units (called “syndication expenses”) must be capitalized under Section 709 of the Code and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties

The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss

Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us that in the aggregate were in excess of cumulative net taxable income for a common unit and, therefore, decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held for more than twelve months will generally be taxed at a maximum U.S. federal income tax rate of 15% through December 31, 2012 and 20% thereafter (absent new legislation extending or adjusting the current rate). However, a portion of this gain or loss, which will likely be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Capital losses may offset capital gains and no more than $3,000 of ordinary income each year, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

The IRS ruled in Rev. Rul. 84-53,1984-1 C.B. 159, that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling discussed above, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, he may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Section 1259 of the Code can affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract;

in each case, with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees

In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations as there is no direct or indirect controlling authority on this issue. Recently, however, the Department of the Treasury and the IRS issued proposed Treasury Regulations under Section 706 of the Code that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we have adopted. Existing publicly traded partnerships are entitled to rely on these proposed Treasury Regulations; however, they are not binding on the IRS and are subject to change until final Treasury Regulations are issued. Accordingly, Baker Botts L.L.P. is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee unitholders because the issue has not been finally resolved by the IRS or the courts. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferor and transferee unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who disposes of units prior to the record date set for a cash distribution for any quarter will be allocated items of our income, gain, loss and deductions attributable to the month of sale but will not be entitled to receive that cash distribution.

Notification Requirements

A unitholder who sells any of his units is generally required by regulations under Section 6050K of the Code to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is also generally required under Section 743 of the Code to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a sale may lead to the imposition of penalties under Section 6723 of the Code. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the U.S. and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination

We will be considered under Section 708 of the Code to have terminated our tax partnership for federal income tax purposes upon the sale or exchange of our interests that, in the aggregate, constitute 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of measuring whether the 50% threshold is reached, multiple sales of the same interest are counted only once. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a taxable year ending June 30, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. A constructive termination occurring on a date other than June 30 will result in us filing two tax returns (and unitholders could receive two Schedules K-1 if the relief discussed below is not available) for one fiscal year and the cost of the preparation of these returns will be borne by all common unitholders. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination. The IRS has recently announced in an Industry Director Communication, LMSB-04-0210-006, a relief procedure whereby if a publicly traded partnership that has technically terminated requests publicly traded partnership technical termination relief and the IRS grants such relief, among other things, the partnership will only have to provide one Schedule K-1 to unitholders for the year notwithstanding two partnership tax years.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. Any non-uniformity could have an impact upon the value of our units. The timing of deductions attributable to Section 743(b) adjustments to the common basis of our assets with respect to persons purchasing units from another unitholder may affect the uniformity of our units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.”

For example, some types of depreciable assets are not subject to the typical rules governing depreciation (under Section 168 of the Code) or amortization (under Section 197 of the Code). If we were to acquire any assets of that type, the timing of a unit purchaser’s deductions with respect to Section 743(b) adjustments to the common basis of those assets might differ depending upon when and to whom the unit he purchased was originally issued. We do not currently expect to acquire any assets of that type. However, if we were to acquire a material amount of assets of that type, we intend to adopt tax positions as to those assets that will not result in any such lack of uniformity. Any such tax positions taken by us might result in allocations to some unitholders of smaller depreciation deductions than they would otherwise be entitled to receive. Baker Botts L.L.P. has not rendered an opinion with respect to those types of tax positions. Moreover, the IRS might challenge those tax positions. If we took such a tax position and the IRS successfully challenged the position, the uniformity of our units might be affected, and the gain from the sale of our units might be increased without the benefit of additional deductions. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below to a limited extent, may have substantially adverse tax consequences to them. If you are a tax-exempt entity or a non-U.S. person, you should consult your tax advisor before investing in our common units.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax under Section 511 of the Code on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to it.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered under Section 875 of the Code to be engaged in business in the U.S. because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold at the highest applicable effective tax rate from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a U.S. trade or business, that corporation may be subject to the U.S. branch profits tax under Section 884 of the Code at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which is effectively connected with the conduct of a U.S. trade or business. That tax may be reduced or eliminated by an income tax treaty between the U.S. and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Code.

A foreign unitholder who sells or otherwise disposes of a common unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Under Rev. Rul. 91-32, 1991-1 C.B. 107, interpreting the scope of “effectively connected income,” a foreign unitholder would be considered to be engaged in a trade or business in the U.S. by virtue of the U.S. activities of the partnership, and part or all of that unitholder’s gain would be effectively connected with that unitholder’s indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act (“FIRPTA”), a foreign common unitholder generally will be subject to U.S. federal income tax upon the sale or disposition of a common unit if (i) he owned (directly or constructively applying certain attribution rules) more than 5% of our common units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the common units or the five-year period ending on the date of disposition. Currently, less than 50% of our assets consist of U.S. real property interests and we do not expect that to change in the foreseeable future. Under Rev. Rul. 91-32 or under FIRPTA (if 50% or more of the fair market value of our assets later consist of U.S. real property interests), foreign unitholders may be subject to tax on gain from the sale or disposition of their units.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 75 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. Unitholders that report on a taxable year other than the calendar year may be required to extend the due date for their return until after they have received tax information from us.

We are unable to provide Schedule K-1 with respect to our taxable year until after the close of the calendar year in which our taxable year ended. Section 6031 of the Code requires us to provide unitholders with Schedule K-1 no later than the extended due date for filing our return, currently March 15. This requirement hinders our ability to correct any errors that may appear on the Schedule K-1. Unitholders may be required to take positions inconsistent with the information provided on the Schedule K-1 in order to correct any such errors, and in such case, will be required pursuant to section 6222 of the Code to provide the IRS with notice of such inconsistent treatment.

A unitholder that sells units may have to include more than twelve months of income on a single tax return. The tax information with respect to income allocated to the period from July 1 to the date of sale will not be available until the end of our fiscal year, June 30, even though such income is includable on the unitholder’s tax return for the unitholder’s taxable year in which the sale is made. Such unitholders may be required to file returns before they have received tax information from us. In such case, unitholders may be required to amend their returns once tax information becomes available.

In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Baker Botts L.L.P. can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities under Section 6221 of the Code for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. Our partnership agreement names our general partner as our Tax Matters Partner.

The Tax Matters Partner has made and will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS pursuant to Section 6222 of the Code identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Additional Withholding Requirements

Under recently enacted legislation, the relevant withholding agent may be required to withhold 30% of any interest, dividends and other fixed or determinable annual or periodical gains, profits and income from sources within the United States (“FDAP Income”) or gross proceeds from the sale of any property of a type which can produce interest or dividends from sources within the United States paid to (i) a foreign financial institution (for which purposes includes foreign broker-dealers, clearing organizations, investment companies, hedge funds and certain other investment entities) unless such foreign financial institution agrees to verify, report and disclose its U.S. accountholders and meets certain other specified requirements or (ii) a non-financial foreign entity that is a beneficial owner of the payment unless such entity certifies that it does not have any substantial U.S. owners or provides the name, address and taxpayer identification number of each substantial U.S. owner and such entity meets certain other specified requirements or otherwise qualifies for an exemption from this withholding. Although this legislation currently applies to payments made after December 31, 2012, the Department of the Treasury and the IRS have issued administrative guidance indicating that they plan to issue Treasury Regulations that will delay the effective date of the withholding regime so that withholding will only apply to payments of FDAP Income which are made after December 31, 2013, and to payments of relevant gross proceeds which are made after December 31, 2014. In addition, proposed Treasury Regulations have been issued which, if finalized, would confirm the extension of the effective dates for withholding. Non U.S. and U.S. holders are encouraged to consult their own tax advisors regarding the possible implications of this legislation on their investment in our common units.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required under Section 6031 of the Code to furnish to us:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	a statement regarding whether the beneficial owner is:

•	a person that is not a U.S. person;

•	a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

•	a tax-exempt entity;

•	the amount and description of units held, acquired or transferred for the beneficial owner; and

•	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required under Section 6031 of the Code to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1.5 million per calendar year, is imposed by Section 6722 of the Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties

An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed under Section 6662 of the Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

•	for which there is, or was, “substantial authority”; or

•	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which we do not believe includes us, or any of our investments, plans or arrangements.

A substantial valuation misstatement exists if (a) the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or adjusted basis, (b) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Section 482 of the Code is 200% or more (or 50% or less) of the amount determined under Code Section 482 to be the correct amount of such price, or (c) the net Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5 million or 10% of the taxpayer’s gross receipts.

No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200% or more than the correct valuation or certain other thresholds are met, the penalty imposed increases to 40%. We do not anticipate making any valuation misstatements.

In addition, the 20% accuracy-related penalty also applies to any portion of an underpayment of tax that is attributable to transactions lacking economic substance. To the extent that such transactions are not disclosed, the penalty imposed is increased to 40%. Additionally, there is no reasonable cause defense to the imposition of this penalty to such transactions.

Reportable Transactions

If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required under Treasury regulations under Section 6011 of the Code and related provisions to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2 million in any single year, or $4 million in any combination of 6 successive tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “—Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following provisions of the American Jobs Creation Act of 2004:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “—Accuracy-Related Penalties”;

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

State, Local, Foreign and Other Tax Considerations

In addition to federal income taxes, you likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. We currently do business or own property in several states, most of which impose personal income taxes on individuals. Most of these states also impose an income tax on corporations and other entities. Moreover, we may also own property or do business in other states in the future that impose income or similar taxes on nonresident individuals. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. A unitholder may be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “—Tax Consequences of Unit Ownership—Entity-Level Collections.” Based on current law and our estimate of our future operations, our general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as U.S. federal tax returns, that may be required of him. Baker Botts L.L.P. has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

INVESTMENT IN MAXUM ENERGY LOGISTICS PARTNERS, LP BY

EMPLOYEE BENEFIT PLANS

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and restrictions imposed by Section 4975 of the Code. For these purposes, the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

•	whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA; and

•

whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return. Please read “Material Federal Income Tax Consequences—Tax-Exempt Organizations and Other Investors.”

The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan or IRA.

Section 406 of ERISA and Section 4975 of the Code prohibit employee benefit plans, and also IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the plan.

In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code.

The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:

(1)	the equity interests acquired by employee benefit plans are publicly offered securities (i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws);

(2)	the entity is an “operating company” (i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries); or

(3)	there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest is held by the employee benefit plans referred to above, and IRAs that are subject to ERISA or Section 4975 of the Code.

Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (1) and (2) above.

Plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA and the Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of common units set forth opposite its name below.

Underwriter	Number of Common Units
Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities LLC

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the common units sold under the underwriting agreement if any of these common units are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the common units, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the common units, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the common units to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per common unit. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the underwriting discounts we are to pay to the underwriters. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional common units.

	Without Option	With Option
Per Common Unit	$	$
Total	$	$

We will pay to Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC an aggregate structuring fee equal to     % of the gross proceeds of this offering for the evaluation, analysis and structuring of our partnership.

The expenses of the offering, not including the underwriting discount, are estimated at $             million and are payable by us.

Option to Purchase Additional Common Units

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to              additional common units at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional common units proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any common units or securities convertible into, exchangeable for, exercisable for, or repayable with common units, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common units,

•	sell any option or contract to purchase any common units,

•	purchase any option or contract to sell any common units,

•	grant any option, right or warrant for the sale of any common units,

•	lend or otherwise dispose of or transfer any common units,

•	request or demand that we file a registration statement related to the common units, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common units whether any such swap or transaction is to be settled by delivery of common units or other securities, in cash or otherwise.

This lock-up provision applies to common units and to securities convertible into or exchangeable or exercisable for or repayable with common units. It also applies to common units owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

New York Stock Exchange Listing

We intend to apply to list common units on the New York Stock Exchange under the symbol “MXLP.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of common units to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our common units. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the common units may not develop. It is also possible that after the offering the common units will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the common units in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the common units is completed, SEC rules may limit underwriters from bidding for and purchasing our common units. However, the representatives may engage in transactions that stabilize the price of the common units, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common units in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of common units than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional common units described above. The underwriters may close out any covered short position by either exercising their option to purchase additional common units or purchasing common units in the open market. In determining the source of common units to close out the covered short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common units made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased common units sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of our common units. As a result, the price of our common units may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common units. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in Germany

This document has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—BaFin) nor any other German authority has been notified of the intention to distribute our common units in Germany. Consequently, the common units may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this document and any other document relating to the offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of our common units to the public in Germany or any other means of public marketing. Our common units are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1 in connection with Section 2 no. 6 of the German Securities Prospectus Act, Section 8f paragraph 2 no. 4 of the German Sales Prospectus Act, and in Section 2 paragraph 11 sentence 2 no.1 of the German Investment Act. This document is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

The offering does not constitute an offer to sell or the solicitation of an offer to buy our common units in any circumstances in which such offer or solicitation is unlawful.

Notice to Prospective Investors in the Netherlands

Our common units may not be offered or sold, directly or indirectly, in the Netherlands, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

Notice to Prospective Investors in Switzerland

This prospectus is being communicated in Switzerland to a small number of selected investors only. Each copy of this prospectus is addressed to a specifically named recipient and may not be copied, reproduced, distributed or passed on to third parties. Our common units are not being offered to the public in Switzerland, and neither this prospectus, nor any other offering materials relating to our common units may be distributed in connection with any such public offering.

We have not been registered with the Swiss Financial Market Supervisory Authority FINMA as a foreign collective investment scheme pursuant to Article 120 of the Collective Investment Schemes Act of June 23, 2006 (“CISA”). Accordingly, our common units may not be offered to the public in or from Switzerland, and neither this prospectus, nor any other offering materials relating to our common units may be made available through a public offering in or from Switzerland. Our common units may only be offered and this prospectus may only be distributed in or from Switzerland by way of private placement exclusively to qualified investors (as this term is defined in the CISA and its implementing ordinance).

Notice to Prospective Investors in the United Kingdom

We may constitute a “collective investment scheme” as defined by section 235 of the Financial Services and Markets Act 2000 ( “FSMA”) that is not a “recognised collective investment scheme” for the purposes of FSMA (“CIS”) and that has not been authorised or otherwise approved. As an unregulated scheme, it cannot be marketed in the United Kingdom to the general public, except in accordance with FSMA. This prospectus is only being distributed in the United Kingdom to, and is only directed at:

(i) if Maxum Energy is a CIS and is marketed by a person who is an authorised person under FSMA, (a) investment professionals falling within Article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) (Exemptions) Order 2001, as amended (the “CIS Promotion Order”) or (b) high net worth companies and other persons falling within Article 22(2)(a) to (d) of the CIS Promotion Order; or

(ii) otherwise, if marketed by a person who is not an authorised person under FSMA, (a) persons who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”) or (b) Article 49(2)(a) to (d) of the Financial Promotion Order; and

(iii) in both cases (i) and (ii) to any other person to whom it may otherwise lawfully be made, (all such persons together being referred to as “relevant persons”). The common units are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common units will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) in connection with the issue or sale of any common units which are the subject of the offering contemplated by this prospectus will only be communicated or caused to be communicated in circumstances in which Section 21(1) of FSMA does not apply to our partnership.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), other than Germany, with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive.

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state), and includes any relevant implementing measure in each relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

VALIDITY OF THE COMMON UNITS

The validity of the common units will be passed upon for us by Baker Botts L.L.P., Houston, Texas. The underwriters have been represented by Latham & Watkins LLP, Houston, Texas.

EXPERTS

The financial statements of Maxum Energy Logistics Partners, LP Predecessor as of June 30, 2011 and 2010 and for each of the three years in the period ended June 30, 2011, included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in giving said reports.

The balance sheet of Maxum Energy Logistics Partners, LP as of June 15, 2012, included in this prospectus and elsewhere in the registration statement has been so included in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in giving said reports.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-l regarding the common units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered by this prospectus, you may desire to review the full registration statement, including its exhibits and schedules, filed under the Securities Act. The registration statement of which this prospectus forms a part, including its exhibits and schedules, may be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

The SEC maintains a web site on the Internet at http://www.sec.gov. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC’s web site and can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

You should rely only on the information contained in this prospectus and any free writing prospectus provided by us. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the cover page of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

Upon completion of this offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. Our website on the Internet is located at www.            .com and we make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

We intend to furnish or make available to our unitholders annual reports containing our audited financial statements and furnish or make available to our unitholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus may contain forward-looking statements. Forward-looking statements give our current expectations, contain projections of results of operations or of financial condition, or forecasts of future events. Words such as “could,” “assume,” “forecast,” “predict,” “strategy,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe,” “project,” “budget,” “potential,” or “continue,” and similar expressions are used to identify forward-looking statements, although the absence of these words does not necessarily mean that a statement is not forward-looking. Without limiting the generality of the foregoing, forward-looking statements contained in this prospectus include statements we make regarding the projected performance of the refined petroleum products industry, levels of future E&P and coal mining activity and our expectations of plans, strategies, objectives, growth and anticipated financial and operational performance, including guidance regarding expected market share, revenue projections, capital expenditures and tax position. Forward-looking statements can be affected by assumptions used or by known or unknown risks or uncertainties. Consequently, no forward-looking statements can be guaranteed.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe that we have chosen these assumptions or bases in good faith and that they are reasonable. However, when considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. Actual results may vary materially. You are cautioned not to place undue reliance on any forward-looking statements. You should also understand that it is not possible to predict or identify all such factors and should not consider the following list to be a complete statement of all potential risks and uncertainties. Factors that could cause our actual results to differ materially from the results contemplated by such forward-looking statements include:

•	the impact of general economic and energy industry conditions;

•	the level of oil and natural gas drilling and coal-mining activity in the continental United States;

•	the impact of changes in the market price of fuel;

•	our ability to compete effectively in our highly competitive industry;

•	the impact of material disruptions in the availability or supply of oil;

•

our ability to comply with various laws and regulations in multiple jurisdictions, including those governing the environment, operational safety, transportation and security, and product quality specifications for refined petroleum products;

•	the impact of failure or disruption of our information technology systems;

•	our ability to make acquisitions on economically acceptable terms;

•	our ability to identify, execute, finance and integrate acquisitions;

•	our ability to expand into new areas of operations;

•	our ability to maintain and develop beneficial relationships with our suppliers;

•	the impact of operational hazards and unforeseen interruptions for which we may not be adequately insured;

•	the availability to us of the debt, credit and capital markets;

•	non-compliance with our risk management policies;

•	reduced demand for refined petroleum products;

•	declines in coal production;

•	increased regulation of oil and natural gas drilling activities, including hydraulic fracturing;

•	reduced demand for our value-added services;

•	our ability to obtain and retain sufficient quantities of skilled workers and equipment;

•	the impact of commodity risk and trade credit risk;

•	our ability to meet the product specifications we have agreed to supply to our customers;

•	a reduction in the amount of orders from our customers;

•	our ability to successfully renegotiate or replace expired sales contracts with our customers;

•	the impact of changes in U.S. tax laws;

•	the impact of fuel conservation measures and the use of alternative fuels by our customers;

•	our dependence on our senior management and other key personnel;

•	our ability to borrow under our revolving credit facility;

•	the impact of our indebtedness on our financial condition and our ability to remain in compliance with debt covenants;

•	the impact of covenants in our revolving credit facility on our current and future operations;

•	our ability to generate cash or refinance or restructure our indebtedness before it comes due; and

•	the other factors described under “Risk Factors.”

Forward-looking statements speak only as of the date on which they are made. While we may update these statements from time to time, we are not required to do so other than pursuant to the securities laws.

MAXUM ENERGY LOGISTICS PARTNERS, LP

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Set forth below are the unaudited pro forma condensed consolidated balance sheet of Maxum Energy Logistics Partners, LP (the “Partnership”) as of March 31, 2012 and the unaudited pro forma condensed consolidated statements of operations of the Partnership for the fiscal year ended June 30, 2011 and for the nine months ended March 31, 2012. The pro forma condensed consolidated financial information for the Partnership has been derived from the historical combined financial statements of Maxum Energy Logistics Partners LP Predecessor, our predecessor for accounting purposes (the “Predecessor”), set forth elsewhere in this prospectus and is qualified in its entirety by reference to such historical combined financial statements and related notes contained therein. The pro forma condensed consolidated financial information has been prepared on the basis that the Partnership will be treated as a partnership for U.S. federal income tax purposes. The unaudited pro forma condensed consolidated financial information should be read in conjunction with the accompanying notes and with the historical combined financial statements and related notes set forth elsewhere in this prospectus.

The Partnership will own and operate the businesses of the Predecessor effective as of the completion of this offering. The contribution of the Predecessor’s business to us will be recorded at historical cost as it is considered to be a reorganization of entities under common control. The pro forma condensed consolidated financial information gives pro forma effect to the matters set forth in the notes to this unaudited pro forma condensed consolidated financial information.

The pro forma condensed consolidated balance sheet and the pro forma condensed consolidated statements of operations were derived by adjusting the historical combined financial information of the Predecessor. The adjustments are based upon currently available information and certain estimates and assumptions; therefore, actual adjustments will differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the contemplated transactions and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the pro forma condensed consolidated financial information.

The unaudited pro forma condensed consolidated financial information may not be indicative of the results that actually would have occurred if the Partnership had assumed the operations of the Predecessor on the dates indicated or that would be obtained in the future.

MAXUM ENERGY LOGISTICS PARTNERS, LP

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

MARCH 31, 2012

(in thousands)

	Predecessor Historical	Adjustments			Partnership Pro Forma
ASSETS
Current assets
Cash and cash equivalents	$230	$200,000	(a	)	$97,625
		(17,000)	(b	)
		(85,375)	(c	)
		(230)	(d	)
Receivables
Trade, net of allowance for doubtful accounts	217,970	(217,970)	(d	)	—
Other	2,193	—			2,193
Inventories	33,222	—			33,222
Other current assets	8,278	(3,534)	(e	)	4,744

Total current assets	261,893	(124,109)			137,784
Property and equipment, net	68,013	—			68,013
Intangible assets, net	4,858	—			4,858
Goodwill	41,256	—			41,256
Other assets	191	—			191

Total assets	$376,211	$(124,109)			$252,102

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$62,760	—			$62,760
Accrued expenses	7,417	—			7,417
Derivative liabilities	2,567	—			2,567
Other current liabilities	110	—			110

Total current liabilities	72,854	—			72,854
Deferred income taxes	14,480	(14,480)	(e	)	—
Other liabilities	66	—			66

Total liabilities	87,400	(14,480)			72,920
Equity
Net parent equity	288,811	(218,200)	(d	)	—
		(81,557)	(f	)
		10,946	(e	)
Partnership equity	—	200,000	(a	)	179,182
		(17,000)	(b	)
		(85,375)	(c	)
		81,557	(f	)
Common unitholders—Public
Common unitholders—Maxum
Subordinated unitholders
General partner

Total equity	288,811	(109,629)			179,182

Total liabilities and equity	$376,211	$(124,109)			$252,102

The accompanying notes are an integral part of the unaudited pro forma condensed consolidated financial information.

MAXUM ENERGY LOGISTICS PARTNERS, LP

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FISCAL YEAR ENDED JUNE 30, 2011

(in thousands)

	Predecessor Historical	Adjustments			Partnership Pro Forma
Revenues	$1,484,972	$—			$1,484,972
Cost of sales	1,426,413	—			1,426,413

Gross profit	58,559	—			58,559
Selling, general and administrative expenses	41,193	—			41,193
Other operating income, net	(834)	—			(834)

Operating income	18,200	—			18,200
Interest expense, net	18,730	(15,454)	(g	)	3,276
Miscellaneous income, net	(550)	—			(550)

Income before income taxes	20	15,454			15,474
Income tax expense	309	391	(h	)	700

Net income (loss)	$(289)	$15,063			$14,774

General partner interest in net income
Limited partner’s interest in net income
Common unitholders’ interest in net income
Subordinated unitholders’ interest in net income
Net income per limited partner unit
Common units (basic and diluted)
Subordinated units (basic and diluted)
Weighted average number of limited partner units outstanding
Common units (basic and diluted)
Subordinated units (basic and diluted)

The accompanying notes are an integral part of the unaudited pro forma condensed consolidated financial information.

MAXUM ENERGY LOGISTICS PARTNERS, LP

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

NINE MONTHS ENDED MARCH 31, 2012

(in thousands)

	Predecessor Historical	Adjustments			Partnership Pro Forma
Revenues	$1,381,290	$—			$1,381,290
Cost of sales	1,327,058	—			1,327,058

Gross profit	54,232	—			54,232
Selling, general and administrative expenses	36,162	—			36,162
Other operating expense, net	498	—			498

Operating Income	17,572	—			17,572
Interest expense, net	17,517	(14,836)	(g	)	2,681
Miscellaneous income, net	(67)	—			(67)

Income before income taxes	122	14,836	(h	)	14,958
Income tax expense	445	80			525

Net Income (loss)	$(323)	$14,756			$14,433

General partner interest in net income
Limited partner’s interest in net income
Common unitholders’ interest in net income
Subordinated unitholders’ interest in net income
Net income per limited partner unit
Common units (basic and diluted)
Subordinated units (basic and diluted)
Weighted average number of limited partner units outstanding
Common units (basic and diluted)
Subordinated units (basic and diluted)

The accompanying notes are an integral part of the unaudited pro forma condensed consolidated financial information

MAXUM ENERGY LOGISTICS PARTNERS, LP

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Note 1. Basis of Presentation

The unaudited pro forma condensed consolidated financial information has been derived from the historical combined financial statements of our predecessor included elsewhere in this prospectus, which includes the assets and liabilities of Petroleum Products, Inc., Petroleum Transport, Inc., Petroleum Fueling, Inc., Simons Petroleum, Inc., excluding the Pathway business, and the assets of Maxum Acquisition LLC. The historical combined financial statements of our predecessor do not include ETI Acquisition LLC or the Pathway business.

The pro forma condensed consolidated financial information gives effect to the following transactions:

•

the contribution of certain subsidiaries (the “Contributed Subsidiaries”) by Maxum Petroleum Operating Company (“MPOC”) and its subsidiaries to us, exclusive of ETI Acquisition LLC and the Pathway business;

•	the receipt by us of the assumed gross proceeds of $200.0 million from the issuance and sale of common units to the public at an initial public offering price of $ per unit;

•	the payment of the estimated expenses of the initial public offering;

•	the application of the net proceeds of the initial public offering, including the distribution of $85.4 million of the proceeds from the offering to MPOC, as described in “Use of Proceeds”; and

•	other adjustments to the historical combined financial statements of our predecessor.

The pro forma adjustments have been prepared as if the completion of this offering had taken place on March 31, 2012, in the case of the unaudited pro forma balance sheet, and on July 1, 2010, in the case of the unaudited pro forma statements of operations for the fiscal year ended June 30, 2011 and the nine months ended March 31, 2012. All of the assets and liabilities contributed to us by Maxum Petroleum will be recorded at their historical basis. The unaudited pro forma consolidated statements of operations have been prepared on the basis that we will be treated as a partnership for federal income tax purposes.

The unaudited pro forma financial information does not include the estimated $2.0 million in expenses we expect to incur annually as a result of becoming a publicly traded partnership, including expenses associated with annual and quarterly reporting, tax returns and Schedule K-1 preparation and distribution expenses, Sarbanes-Oxley compliance expenses, expenses associated with listing on the NYSE, independent auditor fees, legal fees, investor relations expenses, registrar and transfer agent fees, director and officer liability insurance expenses and director compensation.

Note 2. Pro Forma Adjustments

(a)	Reflects gross proceeds of $200.0 million from the issuance and sale of common units at an assumed initial public offering price of $ per unit.

(b)	Reflects the payment of the estimated underwriting discount, structuring fees and other offering costs of approximately $17.0 million.

(c)	Reflects the distribution to Maxum Petroleum of $85.4 million of the estimated net proceeds from the offering.

(d)	Reflects the retention by MPOC of all trade accounts receivable, and all cash on the balance sheets of the Contributed Subsidiaries immediately prior to the contribution of the Contributed Subsidiaries, excluding trade accounts receivable and cash of ETI Acquisition LLC and the Pathway business.

(e)	Reflects the elimination of the historical income tax receivable, current deferred tax asset, net and deferred tax liability, net upon the contribution of the Contributed Subsidiaries to us as we will be treated as a partnership for federal income tax purposes.

(f)	Represents the conversion of the remaining net parent equity to partnership equity.

(g)	We do not expect to have any borrowings outstanding under our revolving credit agreement at the completion of this offering. However, due to the retention of our trade accounts receivable by MPOC, we will incur debt to support working capital once we have expended the net proceeds from this offering. This adjustment reflects the reduction of interest expense from the amount allocated by Maxum Petroleum to an estimate of the interest expense on the amount we expect to borrow to support our initial working capital requirement. We have assumed borrowings of $120.3 million, which is the difference between the amount of trade accounts receivable retained by MPOC ($218.0 million) and the net proceeds from the offering ($97.6 million) and the applicable interest rate (2.97%) pursuant to our revolving credit agreement. We have assumed the borrowings were outstanding 11 months of the fiscal year ended June 30, 2011 and the entire nine-month period ended March 31, 2012. Should our interest rate increase or decrease by 0.125%, our interest expense will increase or decrease by $0.2 million annually.

(h)	Reflects the adjustment of historical income tax provision to the amount expected to be payable on the portion of our business that will be subject to income tax. The income tax provision was calculated using a statutory tax rate based on applicable federal and state rates in effect during the period.

Note 3. Pro Forma Net Income per Limited Partner Unit

We compute income per unit using the two-class method. Net income available to common unitholders and subordinated unitholders for purposes of the basic income per unit computation is allocated between the common unitholders and subordinated unitholders by applying the provisions of the partnership agreement as if all net income for the period had been distributed as cash. Under the two-class method, any excess of distributions declared over net income will be allocated to the partners based on their respective sharing of income specified in the partnership agreement. Pro forma net income per unit is determined by dividing the pro forma net income that would have been allocated to the common unitholders and the subordinated unitholders under the two-class method, after deducting the general partner’s 0.1% interest in pro forma net income, by the number of common units and subordinated units expected to be outstanding at the closing of the offering. For purposes of this calculation, it is assumed that only the cash available for distribution is distributed and the number of common units and subordinated units outstanding were              and             , respectively. All units were assumed to have been outstanding since July 1, 2010. Basic and diluted pro forma net income (loss) per unit are equivalent as there are no dilutive units at the date of closing of the initial public offering of the common units.

Pursuant to the partnership agreement, to the extent that the quarterly distributions exceed certain targets, the general partner is entitled to receive certain incentive distributions that will result in more net income proportionately being allocated to the general partner than to the holders of common and subordinated units. The calculation of pro forma net income per unit assumes that no incentive distributions were made to the general partner.

Pro Forma
Maxum Energy Logistics Partners, LP
	Basic	Diluted
Fiscal year ended June 30, 2011
Nine months ended March 31, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Partners

Maxum Energy Logistics Partners, LP

We have audited the accompanying combined balance sheets of Maxum Energy Logistics Partners, LP Predecessor (See Note 1 to the financial statements) (the “Company”) as of June 30, 2011 and 2010, and the related combined statements operations, net parent equity, and cash flows for each of the three years in the period ended June 30, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Maxum Energy Logistics Partners, LP Predecessor as of June 30, 2011 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Oklahoma City, OK

May 4, 2012

Maxum Energy Logistics Partners, LP Predecessor

COMBINED BALANCE SHEETS

(in thousands)

	June 30,
	2011	2010
ASSETS
Current assets
Cash and cash equivalents	$660	$218
Restricted cash	651	329
Receivables
Trade, net of allowance for doubtful accounts	167,241	107,170
Related parties	6,472	5,560
Other	1,706	1,878
Inventories	26,576	23,066
Deferred income taxes	882	1,233
Derivative assets	6,942	1,081
Other current assets	5,805	2,821

Total current assets	216,935	143,356
Property and equipment, net	52,953	40,901
Intangible assets, net	5,680	6,191
Goodwill	41,256	38,782
Other assets	348	337

Total assets	$317,172	$229,567

LIABILITIES AND EQUITY
Current liabilities
Accounts payable
Trade	$56,788	$52,577
Related parties	1,015	696
Accrued expenses	13,052	6,775
Derivative liabilities	5,251	316
Other current liabilities	690	75

Total current liabilities	76,796	60,439
Deferred income taxes	11,382	6,108
Other liabilities	95	132

Total liabilities	88,273	66,679
Commitments and contingencies (Note 15)
Equity
Net parent equity	228,899	162,888

Total liabilities and equity	$317,172	$229,567

The accompanying notes are an integral part of these combined financial statements.

Maxum Energy Logistics Partners, LP Predecessor

COMBINED STATEMENTS OF OPERATIONS

(in thousands)

	Fiscal years ended June 30,
	2011	2010	2009
Revenues	$1,484,972	$954,404	$1,131,530
Cost of sales	1,426,413	920,489	1,074,197

Gross profit	58,559	33,915	57,333
Selling, general and administrative expenses	41,193	30,628	26,722
Other operating income (expense), net	(834)	(477)	(438)

Operating income	18,200	3,764	31,049
Interest expense, net	18,730	13,124	10,902
Miscellaneous income, net	(550)	(720)	(60)

Income (loss) before income taxes	20	(8,640)	20,207
Income tax expense (benefit)	309	(3,163)	7,806

Net income (loss)	$(289)	$(5,477)	$12,401

The accompanying notes are an integral part of these combined financial statements.

Maxum Energy Logistics Partners, LP Predecessor

COMBINED STATEMENTS OF NET PARENT EQUITY

(in thousands)

Net parent equity
Balance at July 1, 2008	$184,478
Net income	12,401
Net transactions with the Parent	(81,505)

Balance at June 30, 2009	115,374
Net loss	(5,477)
Net transactions with the Parent	52,991

Balance at June 30, 2010	162,888
Net loss	(289)
Net transactions with the Parent	66,300

Balance at June 30, 2011	$228,899

The accompanying notes are an integral part of these combined financial statements.

Maxum Energy Logistics Partners, LP Predecessor

COMBINED STATEMENTS OF CASH FLOWS

(in thousands)

	Fiscal years ended June 30,
	2011	2010	2009
Cash flow from operating activities
Net income (loss)	$(289)	$(5,477)	$12,401
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	13,962	12,709	12,223
Deferred income taxes	5,625	(548)	3,861
Equity-based compensation	572	405	1,193
Other, net	(1,205)	805	(2,894)
Changes in net assets and liabilities, net of effects of acquisitions
Receivables	(60,723)	(51,918)	93,853
Inventories	(3,317)	(4,308)	2,433
Other current assets	(2,801)	259	—
Accounts payable	4,529	10,000	(18,728)
Accrued expenses	5,703	(3,884)	(9,655)
Other current liabilities	639	(194)	—
Other, net	(88)	54	6,364

Net cash provided by (used in) operating activities	(37,393)	(42,097)	101,051
Cash flows from investing activities
Cash paid for acquisitions, net of cash acquired	(5,052)	(8,593)	(2,000)
Expenditures for property and equipment	(23,547)	(13,179)	(10,260)
Change in restricted cash	(322)	10,397	(10,726)
Proceeds from sale of property and equipment	456	251	1,146

Net cash used in investing activities	(28,465)	(11,124)	(21,840)
Cash flow from financing activities
Net investment by (advances to) Parent	66,300	52,991	(81,505)

Net cash provided by (used in) financing activities	66,300	52,991	(81,505)

Net increase (decrease) in cash and cash equivalents	442	(230)	(2,294)
Cash and cash equivalents at beginning of period	218	448	2,742

Cash and cash equivalents at end of period	$660	$218	$448

The accompanying notes are an integral part of these combined financial statements.

Maxum Energy Logistics Partners, LP Predecessor

NOTES TO COMBINED FINANCIAL STATEMENTS

June 30, 2011, 2010 and 2009

1. Description of Business and Basis of Presentation

The accompanying combined financial statements of Maxum Energy Logistics Partners, LP Predecessor (the “Company” or “Predecessor”), include certain assets, liabilities and results of operations of Maxum Petroleum, Inc. (“Maxum”) operated and held by Petroleum Products, Inc., Petroleum Transport, Inc., Petroleum Fueling, Inc., Simons Petroleum, Inc., excluding the Pathway business, and the assets of Maxum Acquisition LLC, which are used by Simons Petroleum, Inc., prior to their contribution to Maxum Energy Logistics Partners, LP (the “Partnership”) in connection with the Partnership’s proposed initial public offering. The Partnership was formed in November 2011 as a Delaware limited partnership.

The Company markets and distributes refined petroleum products and related services to drilling, exploration and production customers operating in the Bakken, Barnett, Eagle Ford, Haynesville, Marcellus, Niobrara, Utica, and Woodford Shales and the Permian Basin. The Company also provides products and services to coal mining customers primarily in the Central Appalachian region of the United States.

The accompanying financial statements and related notes present the combined financial position, results of operations, cash flows and equity of the Predecessor and reflect allocations of the cost of certain services provided by Maxum for management, human resources, accounting, treasury, tax, legal, insurance and other corporate services. The combined statements of operations also include an allocation of interest expense. Management believes the amounts allocated are reasonable; however, the allocations may not be indicative of the cost of future operations or the amount of future allocations.

2. Summary of Significant Accounting Policies

Principles of Combination

The combined financial statements have been derived from the financial statements and accounting records of Maxum and combine the accounts of the operations described in Note 1. All material intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of the combined financial statements in conformity with accounting principles generally accepted in the United States requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the periods presented. Estimates are used for, but not limited to, the allowance for doubtful accounts, depreciation and amortization, goodwill valuation, valuation of intangible assets and other long-lived assets, valuation of derivative instruments, income taxes, and other contingencies. Changes in the facts and circumstances may result in revised estimates and actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid temporary investments with initial maturities of three months or less. Cash and cash equivalents are stated at cost.

Maxum Energy Logistics Partners, LP Predecessor

NOTES TO COMBINED FINANCIAL STATEMENTS—CONTINUED

June 30, 2011, 2010 and 2009

2. Summary of Significant Accounting Policies—Continued

Restricted Cash

The Company maintains cash accounts with the securities firms it uses to purchase derivative contracts, which are restricted to the extent of margin requirements. The restricted cash recorded on the Company’s combined balance sheets includes amounts related to derivative contracts purchased by affiliated companies.

Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and are stated at the amount reasonably expected to be collected. Credit is extended to customers based on an evaluation of each customer’s financial condition and terms generally require payment within 30 days of delivery. The Company evaluates the collectability of accounts receivable and determines the appropriate reserve for doubtful accounts based on a combination of factors. Accounts are generally reserved if they are past due over a specified period of time or have been referred to outside parties for collection. In addition, management will provide a reserve if it is aware of a specific customer’s inability to pay amounts due. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Other receivables are generally amounts due from suppliers and sales and excise tax refunds. See Note 16 for a discussion of receivables from related parties.

Inventories

Inventories are valued at the lower of cost or market with cost determined using average cost. Diesel inventories that have been designated as fair value hedges are valued at market.

Property and Equipment

Property and equipment are carried at historical cost less accumulated depreciation. Costs, including complete asset replacements and enhancements or upgrades that increase the original efficiency, productivity or capacity of property and equipment are capitalized. Ordinary maintenance and repairs are expensed as incurred, whereas betterments are capitalized.

Depreciation expense for financial reporting purposes is computed on a straight-line basis over the estimate useful lives of the assets or, for leasehold improvements, over the term of the lease, if shorter. Accelerated methods of depreciation are used for income tax purposes.

Intangible Assets

Intangible assets are recorded in connection with the Company’s business combinations and are recorded at fair value on the acquisition date. Intangible assets are shown net of accumulated amortization in the combined balance sheets. Intangible assets include customer relationships, non-competition agreements and trade names and are amortized on a straight-line basis over their expected useful lives.

Goodwill

Goodwill is recorded when the consideration paid for an acquisition exceeds the fair value of the net tangible and identifiable intangible assets acquired. The Company performs an impairment test of its goodwill as

Maxum Energy Logistics Partners, LP Predecessor

NOTES TO COMBINED FINANCIAL STATEMENTS—CONTINUED

June 30, 2011, 2010 and 2009

2. Summary of Significant Accounting Policies—Continued

of March 31st of each year, or whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. Impairment of goodwill is evaluated at a reporting unit level. In performing the impairment test, the Company estimates the fair value of each of its reporting units by determining the present values of expected cash flows.

The estimated fair value of each reporting unit is then compared to its carrying value. If the carrying value exceeds the fair value of the reporting unit, the Company compares the implied fair value of the affected reporting unit’s goodwill with the carrying value of that goodwill. The annual impairment test is performed using an income approach to estimate the fair value of each of its reporting units, discounting future cash flows with an assumed cost of capital. During the fiscal years ended June 30, 2011, 2010 and 2009, there were no impairments of goodwill.

Accounting for Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be fully recoverable, as measured by comparing their carrying values to the projected undiscounted cash flows generated by their use. Impairment losses are measured as the amount by which the carrying value of an asset, or group of related assets, exceed estimated fair values and are recognized in earnings. Factors that indicate potential impairment include: a significant decrease in the market value of the asset, operating or cash flow losses associated with the use of the asset and a significant change in the asset’s physical condition or use. There were no impairments of long-lived assets recorded during the fiscal years ended June 30, 2011, 2010 and 2009.

The estimated useful lives of all long-lived assets are periodically reviewed and revised, if necessary.

Derivative Instruments

The Company’s derivatives consist of diesel fuel sales contracts with customers and exchange-traded futures, swaps and option contracts to mitigate the market risk on the price of diesel specified in those sales contracts. The Company has also used exchange-traded futures contracts to hedge the price risk associated with diesel fuel inventories that are expected to be held for more than a few days. The Company has, at times, designated such derivatives as fair value hedges; accordingly, when these derivatives are designated for fair value hedging, the related inventory is recorded at fair market value.

All derivatives are recognized as assets or liabilities in the combined balance sheets at fair value. Changes in the fair value of derivatives are reported in earnings in the combined statements of operations. Unrealized and realized gains and losses on customer contracts, which are not designated for hedge accounting, are reported in revenues in the combined statement of operations. Unrealized and realized gains and losses on inventory hedges, which are designated as fair value hedges, are recorded in cost of sales in the combined statement of operations, along with an offsetting gain or loss resulting from the mark-to-market adjustment of the hedged diesel fuel inventory.

To qualify for fair value hedge accounting, the hedging relationship between the hedging instruments and hedged items must be highly effective over an extended period of time in achieving the offset of changes in fair values attributable to the hedged risk at the inception of the hedge and on an ongoing basis. If it is determined that a derivative is not or has ceased to be highly effective as a hedge, the Company discontinues hedge accounting prospectively.

Maxum Energy Logistics Partners, LP Predecessor

NOTES TO COMBINED FINANCIAL STATEMENTS—CONTINUED

June 30, 2011, 2010 and 2009

2. Summary of Significant Accounting Policies—Continued

The Company has not elected to offset fair value amounts recognized for derivative instruments and fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash arising from derivative instruments recognized at fair value executed with the same counterparty under a master netting arrangement.

Income Taxes

The Company’s taxable income has historically been included in the consolidated U.S. federal income tax returns of Maxum and also in a number of state income tax returns, which are filed as consolidated returns.

Income taxes in the combined financial statements were determined as if the Company had filed tax returns as a stand-alone entity. Deferred tax assets and liabilities were determined by applying the enacted statutory tax rates in effect at the end of each year to the cumulative temporary differences between the tax basis of assets and liabilities and their reported amounts in the Company’s combined financial statements. The effect on deferred taxes for a change in tax rates was recognized in earnings in the period that includes the enactment date. A valuation allowance for deferred tax assets is established when it is more likely than not that all or some portion of the benefit from deferred tax assets will not be realized.

It is the Company’s policy to provide for uncertain tax positions based upon an assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. The related interest and penalties on such tax positions would be recorded in income tax expense. The Company has no material uncertain tax positions at June 30, 2011 or 2010.

Revenue Recognition

The Company recognizes revenue when there is persuasive evidence of an exchange arrangement, delivery has occurred or services have been rendered, the price is fixed or determinable and collectability is reasonably assured.

Generally, products are delivered to customers under sales agreements pursuant to which title passes to the customer when products have been delivered. Product revenue is recorded at the time the delivery is completed.

Revenues for services, which are primarily on-site equipment fueling and maintenance services, are recorded as these services are provided.

The Company has evaluated the factors that must be considered in determining whether revenue should be recorded gross or net. Generally, revenues and cost of products sold are recorded on a gross basis since the Company is the primary obligor, establishes the prices of the products sold or services rendered and bears inventory and credit risks. The Company also has sales arrangements under which it is not the primary obligor. Under these sales arrangements the Company delivers products on behalf of certain suppliers and does not establish pricing or bear credit risk. Revenues and costs of products sold under these arrangements are recorded on a net basis.

The Company records estimated reductions to revenue for customer rebate programs based on historical experience and estimated revenue levels.

Maxum Energy Logistics Partners, LP Predecessor

NOTES TO COMBINED FINANCIAL STATEMENTS—CONTINUED

June 30, 2011, 2010 and 2009

2. Summary of Significant Accounting Policies—Continued

Sales and excise taxes collected from customers and remitted to governmental authorities are presented on a net basis in the combined statements of operations.

Cost of Sales

Cost of sales includes the cost of products purchased for resale and distribution expenses. Distribution expenses include costs to deliver products and provide services to customers as well as costs to store, move and prepare products for shipment.

Equity-Based Compensation

The combined statements of operations include equity-based compensation expense allocated to those employees of the Company that have received equity-based incentive awards. Equity-based compensation is recorded in selling, general and administrative expenses based on the grant-date fair value of the awards and is recognized over the service periods that the awards are expected to vest.

Environmental Expenditures

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and do not provide future benefits are expensed as incurred. Liabilities are recorded when site restoration, environmental remediation and cleanup obligations are either known or considered probable and can be reasonably estimated. Such accruals are adjusted as further information regarding the Company’s obligations becomes known or circumstances change.

3. Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued guidance for “Improving Disclosures about Fair Value Measurements.” This guidance clarified existing guidance for disclosures about inputs and valuation techniques used in estimating fair value measurements, requires additional disclosures for significant transfers in and out of Levels 1 and 2, and requires a reconciliation of Level 3 activity to be presented on a gross basis. The Company adopted this guidance on July 1, 2010, and it did not have an effect on its combined financial statements, other than additional disclosures.

In May 2011, the FASB issued guidance titled “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” to improve the comparability of fair value measurements presented and disclosed in financial statements. This guidance amends the application of the “highest and best use” concept to be used only in the measurement of fair value of nonfinancial assets, clarifies that the measurement of the fair value of equity-classified financial instruments should be performed from the perspective of a market participant who holds the instruments as an asset, clarifies that an entity that manages a group of financial assets and liabilities on the basis of its net risk exposure can measure those financial instruments on the basis of its net exposure to those risks, and clarifies when premiums and discounts should be taken into account when measuring fair value. The fair value disclosure requirements also were amended. The Company adopted this guidance in fiscal 2012, and it had no effect on its combined financial statements, other than additional disclosures.

In August 2011, the FASB guidance titled “Testing Goodwill for Impairment” which simplifies how entities test goodwill for impairment. Under this amended guidance, entities have the option to qualitatively

Maxum Energy Logistics Partners, LP Predecessor

NOTES TO COMBINED FINANCIAL STATEMENTS—CONTINUED

June 30, 2011, 2010 and 2009

3. Recent Accounting Pronouncements—Continued

assess whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If an entity elects to perform the qualitative assessment and determines that it is not more likely than not that the reporting unit’s fair value is less than its carrying amount, no further evaluation would be necessary. This guidance will be effective for the Company in fiscal 2013. The Company is in the process of evaluating the impact the amended guidance will have on its combined financial statements.

In December 2011, the FASB issued guidance which requires a company to disclose information about financial instruments that have been offset and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. This guidance will require the Company to provide both net (offset amounts) and gross information in the notes to the financial statements for relevant assets and liabilities that are offset. This guidance is effective at the beginning of the Company’s 2013 fiscal year and will be applied retrospectively. The Company is in the process of evaluating the impact of this guidance on its combined financial statements.

4. Acquisitions of Businesses

Acquisitions of businesses or assets that constitute businesses are accounted for as business combinations.

The assets and liabilities of the acquired businesses have been recorded at estimated fair value as of the dates acquired. The goodwill recorded for each acquisition includes the value of an assembled work force, including a management team. The combined statements of operations include the operating results of acquisitions subsequent to the dates acquired.

DeCristo

On March 1, 2011, the Company purchased certain assets and assumed certain liabilities of DeCristo, Inc. (“DeCristo”), a distributor of commercial and industrial fuels and lubricants in Pennsylvania. DeCristo had equipment and a storage facility in one of the Company’s key geographic markets. The following table reflects the estimated fair value of the assets acquired and liabilities assumed (in thousands):

Current assets, net of cash acquired	$207
Property and equipment	1,677
Intangibles	711
Goodwill	2,474

Total assets acquired	5,069

Current liabilities assumed	17

Fair value of net assets acquired	$5,052

Intangible assets represent acquired customer relationships that are being amortized over seven years. Intangible assets, including goodwill, are deductible for income tax purposes over 15 years. Transaction costs expensed during the fiscal year ended June 30, 2011 related to this acquisition totaled $0.1 million.

Maxum Energy Logistics Partners, LP Predecessor

NOTES TO COMBINED FINANCIAL STATEMENTS—CONTINUED

June 30, 2011, 2010 and 2009

4. Acquisitions of Businesses—Continued

Mid-State

On August 7, 2009, the Company acquired certain assets and assumed certain liabilities of Mid-State Industrial Lubricants Co., (“Mid-State”), a distributor of fuels and lubricant products primarily in West Virginia. Mid-State supplemented the Company’s lubricant products in an existing market. The following table reflects the estimated fair value of the assets acquired and liabilities assumed (in thousands):

Current assets, net of cash acquired	$5,914
Property and equipment	5,515
Intangibles	717
Goodwill	1,026

Total assets acquired	13,172

Current liabilities assumed	4,583

Fair value of net assets acquired	$8,589

Intangible assets represent acquired customer relationships that are being amortized over three years and non-competition agreements that are being amortized over two years. Intangible assets, including goodwill, are deductible for income tax purposes over 15 years. Transaction costs expensed during the fiscal year ended June 30, 2010 related to this acquisition totaled $0.3 million.

Pro Forma Information

The Company’s combined statements of operations include the results of operations of Mid-State subsequent to August 7, 2009 and DeCristo subsequent to March 1, 2011. The following pro forma information is prepared as if the Company and these acquired businesses had been combined at July 1, 2009 (in thousands):

	Fiscal year ended June 30,
	2011	2010
Revenue	$1,500,252	$970,577
Net loss	1,504	(5,222)

The pro forma information above includes estimated adjustments for amortization of acquired intangible assets, depreciation of acquired property and equipment, interest expense on borrowings used to fund the consideration paid and income tax expense on the incremental taxable income. The pro forma information is presented for informational purposes and may not be indicative of the results that would have been obtained had the acquisitions actually occurred at the beginning of each of the years presented, nor is it intended to be indicative of future operating performance.

Maxum Energy Logistics Partners, LP Predecessor

NOTES TO COMBINED FINANCIAL STATEMENTS—CONTINUED

June 30, 2011, 2010 and 2009

5. Allowance for Doubtful Accounts

A summary of the activity in the allowance for doubtful accounts follows (in thousands):

	June 30,
	2011	2010	2009
Balance at beginning of year	$2,547	$1,903	$1,812
Charges to the provision for bad debts	764	828	141
Write-off of uncollectible accounts, net of recoveries	(1,025)	(184)	(50)

Balance at end of year	$2,286	$2,547	$1,903

6. Inventories

Inventories consist of the following (in thousands):

	June 30,
	2011	2010
Diesel	$4,868	$4,924
Gasoline	739	672
Lubricants and other products	20,969	17,470

	$26,576	$23,066

7. Property and Equipment

Property and equipment consists of the following (in thousands):

	June 30,		Useful Lives (Years)
	2011	2010
Land	$758	$755	—
Buildings and improvements	844	710	2 – 39
Transportation equipment	50,020	36,641	2 – 5
Storage facilities and other equipment	35,701	29,535	2 –10
Furniture and office equipment	6,037	5,736	2 –10
Leasehold improvements	4,567	3,644	2 –15
Assets not placed in service	5,413	2,001

	103,340	79,022
Accumulated depreciation	(50,387)	(38,121)

	$52,953	$40,901

Depreciation expense was $12.7 million, $10.9 million and $10.0 million for the fiscal years ended June 30, 2011, 2010 and 2009, respectively. Depreciation expense of $11.7 million, $10.6 million and $9.8 million for the fiscal years ended June 30, 2011, 2010 and 2009, respectively, was recorded in cost of sales with the remainder recorded in selling, general and administrative expense.

Maxum Energy Logistics Partners, LP Predecessor

NOTES TO COMBINED FINANCIAL STATEMENTS—CONTINUED

June 30, 2011, 2010 and 2009

8. Goodwill and Intangible Assets

The following table presents the activity in goodwill for the fiscal years ended June 30, 2011 and 2010 (in thousands):

Balance at June 30, 2009	$37,756
Mid-State acquisition	1,026

Balance at June 30, 2010	38,782
DeCristo acquisition	2,474

Balance at June 30, 2011	$41,256

Intangible assets are as follows (in thousands):

	June 30, 2011		June 30, 2010
	Customer Relationships	Other Intangibles	Customer Relationships	Other Intangibles
Gross intangible assets	$10,446	$1,368	$9,735	$1,968
Accumulated amortization	(4,805)	(1,329)	(3,768)	(1,744)

Net intangible assets	$5,641	$39	$5,967	$224

Weighted average useful life	10 years	4 years	10 years	3 years

Amortization expense for intangible assets was $1.2 million, $1.8 million and $2.2 million for the fiscal years ended June 30, 2011, 2010 and 2009, respectively.

Based on the current carrying value of intangible assets, estimated future amortization expense is $1.1 million for 2012, $0.9 million for each of 2013 through 2016 and $1.0 million thereafter.

9. Net Parent Equity

Maxum uses a centralized approach to cash management whereby all cash receipts and cash disbursements are processed through Maxum’s cash accounts with corresponding credits or charges to intercompany accounts. The intercompany accounts are also credited and charged by Maxum for allocations of corporate costs and interest expense. The combined intercompany accounts representing intercompany payables to the parent are classified in net parent equity.

Selling, general and administrative expenses in the combined statements of operations include expenses allocated by Maxum to cover legal, accounting, treasury, tax, human resources, information technology, insurance and other corporate services provided to the Company. These allocations were based on headcount, margins and other measures that management believes are reasonable and result in an allocation of the Company’s cost of doing business.

Selling, general and administrative expenses also include allocations by Maxum of incentive compensation for certain employees of the Company. The Company was charged for the actual cost of employees participating in Maxum’s bonus program and the allocation of equity-based compensation was specific to the awards granted to the Company’s employees. See Note 13 for a discussion of equity-based

Maxum Energy Logistics Partners, LP Predecessor

NOTES TO COMBINED FINANCIAL STATEMENTS—CONTINUED

June 30, 2011, 2010 and 2009

9. Net Parent Equity—Continued

compensation. On January 1, 2012, all of the Company’s employees were transferred to Maxum Petroleum Operating Company, a wholly-owned subsidiary of Maxum. Accordingly, the Company no longer has employees and all compensation related to the employees supporting its operations is now being charged by Maxum.

Maxum has allocated interest expense to the Company using the Company’s net capital employed, which is defined as total assets less total liabilities, in proportion to the total capital employed by all of Maxum’s operating subsidiaries.

The following table summarizes the Company’s transactions with affiliated companies (in thousands):

	For the fiscal years ended June 30
	2011	2010	2009
Allocations from Maxum
Corporate services	$21,407	$12,402	$8,303
Interest expense, net	18,730	13,124	10,902

10. Derivatives

Fair value hedges. The Company uses exchange-traded futures contracts to hedge the price risk associated with designated diesel inventory that it expects to hold for more than a few days. There were no fair value hedges at June 30, 2011. At June 30, 2010, the Company had sold NYMEX heating oil futures totaling 0.8 million gallons to hedge equivalent gallons of diesel inventory on hand or in transit at that date.

Non-designated derivatives. The Company uses derivative instruments such as futures, swaps and option contracts in order to mitigate the market risk associated with the purchase of diesel for customers that have contractual price protection under diesel fuel sales contracts. At June 30, 2011, the Company had diesel fuel physical sales contracts with customers to deliver 27.1 million gallons of diesel in the future at prices specified in the sales contracts. Since diesel prices were generally higher at June 30, 2011 than specified in the sales contracts, the fair value of these contracts was a net liability of $5.2 million.

Derivatives instruments entered into to mitigate the market risk on sales contracts in effect as of June 30, 2011 were as follows (in thousands):

Derivative Instrument	Settlement Period	Gallons	Asset Value
Futures	August 2011	714	$9
Futures	August 2011	168	1
Options	September 2011	1,260	494
Options	June 2012	20,244	2,370
Swaps	January 2012	5,208	3,178
Swaps	December 2011	1,260	789

		28,854	$6,841

Maxum Energy Logistics Partners, LP Predecessor

NOTES TO COMBINED FINANCIAL STATEMENTS—CONTINUED

June 30, 2011, 2010 and 2009

10. Derivatives—Continued

At June 30, 2010, the Company had sales contracts with customers to deliver 11.3 million gallons of diesel at prices specified in the sales contracts. The fair value of these contracts was $0.8 million. Derivative instruments entered into to mitigate the market risk on sales contracts in effect as of June 30, 2010 were as follows (in thousands):

Derivative Instrument	Settlement Period	Gallons	Asset (Liability) Value
Swaps	December 2010	4,746	$145
Futures	January 2011	672	(115)
Options	April 2011	6,000	(166)

		11,418	$(136)

At June 30, 2011, the Company’s derivative instruments were with the following counterparties: Bank of America, N.A., Jefferies Group Inc., Citigroup Energy Inc., Barclays Bank Plc, Cargill Inc., Koch Resources LLC, Macquarie Bank Ltd and MF Global. At June 30, 2011, the fair value of the Company’s derivative instruments held by MF Global totaled $2.4 million. In November 2011, the Company recorded a loss of $1.8 million which was related to the bankruptcy of MF Global. The Company assesses counterparty credit risk and maintains master netting arrangements with its counterparties to help manage this risk by netting the Company’s liabilities with related assets in the event of bankruptcy.

The following table is a summary of fair values of the derivative instruments reflected in the combined balance sheets (in thousands):

	Classification	June 30,
		2011	2010
Derivative assets:
Derivatives designated as fair value hedging instruments
Commodity contracts	Derivative assets	$—	$111

Derivatives not designated as hedging instruments
Commodity derivatives	Derivative assets	6,841	145
Customer sales contracts	Derivative assets	101	825

Derivative liabilities:
Derivatives designated as fair value hedging instruments
Commodity contracts	Derivative liabilities	—	35

Derivatives not designated as hedging instruments
Customer sales contracts	Derivative liabilities	5,251	—
Commodity contracts	Derivative liabilities	—	281

Maxum Energy Logistics Partners, LP Predecessor

NOTES TO COMBINED FINANCIAL STATEMENTS—CONTINUED

June 30, 2011, 2010 and 2009

10. Derivatives—Continued

The following table is a summary of the effects of derivative instruments reflected in the combined statements of operations (in thousands):

	Classification	Realized/Unrealized Gain (Loss) For the fiscal years ended June 30,
		2011	2010	2009
Not designated as hedging instruments	Revenue	$11,588	$(9,391)	$551
Designated as hedging instruments	Cost of sales	1	153	—

11. Fair Value Measurements

Fair value is determined based on assumptions that a market participant would use in pricing an asset or liability. Generally accepted accounting principles defines a fair value hierarchy that prioritizes the assumptions used to measure fair value. The three levels of the fair value hierarchy are defined as follows:

•	Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 inputs are unobservable inputs for the asset or liability that require the use of present value and other valuation techniques in the determination of fair value.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

The Company records commodity and sales contracts at fair value. Commodity contracts include heating and crude oil futures, swaps and options and basis swaps that are traded on the NYMEX exchange. Sales contracts consist of fixed and variable price contracts with customers for fuel. Sales contracts are valued using industry standard models that are based on a market approach. These models consider various assumptions, including quoted forward prices for commodities, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the contract, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. The risk of nonperformance of or nonpayment by the counterparties is considered when determining the fair values for these contracts by evaluating the credit quality and financial condition of each counterparty. The assets and liabilities recorded for commodity contracts and sales commitments are included as Level 2 measurements in the tables below.

Maxum Energy Logistics Partners, LP Predecessor

NOTES TO COMBINED FINANCIAL STATEMENTS—CONTINUED

June 30, 2011, 2010 and 2009

11. Fair Value Measurements—Continued

The following tables present information about the Company’s assets and liabilities measured at fair value on a recurring basis as of June 30, 2011 and 2010, and indicate the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value (in thousands):

	Fair Value Measurements as of June 30, 2011
	Level 1		Level 2	Level 3	Total
Assets
Sales contracts		$—	$101	$—	$101
Derivative contracts		—	6,841	—	6,841

	$		$6,942	$—	$6,942

Liabilities
Sales contracts		$—	$5,251	$—	$5,251

	Fair Value Measurements as of June 30, 2010
	Level 1		Level 2	Level 3	Total
Assets
Inventory hedges		$111	$—	$—	$111
Sales contracts		—	825	—	825
Derivative contracts		—	145	—	145

		$111	$970	$—	$1,081

Liabilities
Inventory hedges		$—	$35	$—	$35
Derivative contracts		—	281	—	281

	$		$316	$—	$316

Financial instruments not included in the table above consist of cash and cash equivalents, accounts receivable and accounts payable. The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value at June 30, 2011 and 2010 because of the short-term nature of those instruments.

12. Income Taxes

The Company is included in the consolidated income tax return of Maxum for U.S. income tax purposes. The income taxes presented in the combined financial statements were determined as if the Company filed tax returns as a stand-alone entity.

Maxum Energy Logistics Partners, LP Predecessor

NOTES TO COMBINED FINANCIAL STATEMENTS—CONTINUED

June 30, 2011, 2010 and 2009

12. Income Taxes—Continued

Income tax (benefit) expense consists of the following (in thousands):

	For the fiscal years ended June 30,
	2011	2010	2009
Current tax expense (benefit)
Federal	$(4,513)	$(2,221)	$3,381
State	(803)	(394)	564

Total current expense	(5,316)	(2,615)	3,945
Deferred tax expense (benefit)
Federal	4,929	(499)	3,549
State	696	(49)	312

Total deferred expense (benefit)	5,625	(548)	3,861

Total income tax expense (benefit)	$309	$(3,163)	$7,806

Income tax expense (benefit) differs from amounts computed at the federal statutory rate of 35% on income (loss) before income taxes as follows (dollar amounts in thousands):

	Fiscal year ended June 30,
	2011	2010	2009
Income (loss) before income taxes	$20	$(8,640)	$20,208
U.S. federal corporate statutory rate	35%	35%	35%

Expected tax	7	(3,024)	7,073
State income taxes	19	(252)	630
Non-deductible expenses	156	119	94
Change in state tax rates on deferred tax balances	127	(6)	9

Income tax expense (benefit)	$309	$(3,163)	$7,806

Maxum Energy Logistics Partners, LP Predecessor

NOTES TO COMBINED FINANCIAL STATEMENTS—CONTINUED

June 30, 2011, 2010 and 2009

12. Income Taxes—Continued

The tax effects of temporary differences that give rise to significant deferred tax assets and deferred tax liabilities are presented below (in thousands):

	June 30,
	2011	2010
Deferred tax assets
Allowance for doubtful accounts	$867	$961
Inventory	243	209
Accrued compensation	502	314
Other	135	137

Total deferred tax assets	1,747	1,621

Deferred tax liabilities
Property and equipment	(10,366)	(5,477)
Intangible assets	(1,016)	(631)
Derivatives	(680)	(297)
Prepaid expenses	(185)	(91)

Total deferred tax liabilities	(12,247)	(6,496)

Net deferred tax liabilities	$(10,500)	$(4,875)

Maxum’s consolidated federal income tax returns for the fiscal years ended June 30, 2011, 2010 and 2009 are subject to examination. State income tax returns are generally open for tax years 2007 through 2011.

13. Equity-Based Compensation

Maxum has an equity-based compensation plan (the “Maxum Plan”) under which stock options are awarded to certain officers and other key employees. The fair value of each stock option issued is estimated on the grant date using the methodology outlined by the American Institute of Certified Public Accountants (the “AICPA”) in its practice aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation. The fair value of each award is amortized over the vesting period using the straight-line method. The awards vest in 17.0% increments over five years and the remaining 15.0% vests at the time of an initial public offering of Maxum. Stock options expire ten years from the date of grant.

The combined statements of operations reflect an allocation of equity-based compensation expense applicable to those employees of the Company’s operations. Selling, general and administrative expenses include $0.6 million, $0.4 million and $0.1 million of equity-based compensation for the fiscal years ended June 30, 2011, 2010 and 2009, respectively.

Certain of the employees of the Company participated in an equity-based compensation plan that was in effect prior to the Maxum Plan. The awards granted under this plan were modified in January 2009 in connection with a refinancing of Maxum. The modification accelerated the vesting terms of the awards and resulted in an allocation to the Company of $0.9 million of equity-based compensation expense. The expense allocated for the fiscal year ended June 30, 2009 prior to the modification was $0.2 million.

Maxum Energy Logistics Partners, LP Predecessor

NOTES TO COMBINED FINANCIAL STATEMENTS—CONTINUED

June 30, 2011, 2010 and 2009

14. Retirement Plan

Maxum sponsors a defined contribution plan covering substantially all qualified employees. Maxum matches a certain percentage of each employee’s voluntary contribution and may make other discretionary contributions. All contributions are made in cash and allocated to funds selected by the employee. The Company’s combined statements of operation include the matching contributions made by Maxum for those employees of the Company’s operations. The total expense charged by Maxum was $0.3 million, $0.6 million and $0.5 million for the fiscal years ended June 30, 2011, 2010 and 2009, respectively. These expenses are included in cost of sales and selling, general and administrative expenses.

15. Commitments and Contingencies

Lease Commitments

The Company has entered into non-cancellable operating leases related to office and warehousing facilities with remaining terms extending to 17 years. Certain of these leases include escalation clauses and renewal options. The Company also leases certain of its transportation equipment and other equipment for terms extending to 2 years. At June 30, 2011, future minimum lease payments under non-cancellable operating lease agreements with original terms in excess of one year are as follows (in thousands):

2012	$2,942
2013	2,440
2014	2,377
2015	2,307
2016	2,193
Thereafter	16,774

$29,033

Rent expense was $3.1 million, $4.0 million and $4.6 million for the fiscal years ended June 30, 2011, 2010 and 2009, respectively.

Concentrations of Risk

The number of customers and their geographic dispersion limit the credit risk related to trade accounts receivable. The amount due from the Company’s largest customer represented 21%, 17% and 23% of trade accounts receivable at June 30, 2011, 2010 and 2009, respectively. Revenues from this customer represented 17% of total revenues for the fiscal year ended June 30, 2011 and 14% of total revenues for each of the fiscal years ended June 30, 2010 and 2009.

Legal and Tax Proceedings

The Company is party to various legal actions that are ordinary and incidental to its business. While the outcome of legal actions cannot be predicted with certainty, the Company believes, based on current knowledge and the advice of counsel, that the outcome of these various proceedings, individually or in the aggregate, will not have a material adverse effect on its combined financial statements.

Maxum Energy Logistics Partners, LP Predecessor

NOTES TO COMBINED FINANCIAL STATEMENTS—CONTINUED

June 30, 2011, 2010 and 2009

16. Transactions with Management

The Company sells fuel and other products to companies partially owned by members of management. During the fiscal years ended June 30, 2011, 2010 and 2009, such sales amounted to approximately $95.0 million, $77.5 million and $74.7 million, respectively, and the related cost of sales amounted to $94.5 million, $77.0 million and $74.3 million, respectively. The Company purchases services and products from a company partially owned by a member of management. During each of the fiscal years ended June 30, 2011, 2010 and 2009, such purchases totaled approximately $0.5 million. In addition, the Company pays an annual consulting fee of $0.1 million to an immediate family member of an officer of the Company.

The Company leases warehouses and offices from related parties. The rent expense associated with these leases was $0.7 million, $0.7 million and $0.8 million for the fiscal years ended June 30, 2011, 2010 and 2009, respectively.

17. Reportable Operating Segments

The Company has two operating segments engaged in the marketing and distribution of refined petroleum products and providing logistics and other services to customers on a geographic basis in the United States. The Company has evaluated the economic characteristics of its two operating segments and considered the nature of their products and services, the types of customers served, the methods used to distribute products and services and their regulatory environments. Based on this evaluation, the Company has aggregated its two operating segments into one reportable segment.

Revenues by product line are as follows (in thousands):

	For the fiscal years ended June 30,
	2011	2010	2009
Fuels	$1,334,155	$843,833	$991,451
Lubricants	108,201	85,925	113,595
Other products	21,696	13,798	15,490
Services	20,920	10,848	10,994

	$1,484,972	$954,404	$1,131,530

18. Subsequent Events

The Company has evaluated events and transactions that occurred subsequent to June 30, 2011 through May 4, 2012, the date these financial statements were available to be issued.

Maxum Energy Logistics Partners, LP Predecessor

UNAUDITED COMBINED INTERIM FINANCIAL STATEMENTS

Maxum Energy Logistics Partners, LP Predecessor

COMBINED BALANCE SHEETS

(in thousands)

	March 31, 2012	June 30, 2011
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$230	$660
Restricted cash	—	651
Receivables
Trade, net of allowance for doubtful accounts	217,884	167,241
Related parties	86	6,472
Other	2,193	1,706
Inventories	33,222	26,576
Deferred income taxes	1,058	882
Derivative assets	3,460	6,942
Other current assets	3,760	5,805

Total current assets	261,893	216,935
Property and equipment, net	68,013	52,953
Intangible assets, net	4,858	5,680
Goodwill	41,256	41,256
Other assets	191	348

Total assets	$376,211	$317,172

LIABILITIES AND EQUITY
Current liabilities
Accounts payable
Trade	$62,316	$56,788
Related parties	444	1,015
Accrued expenses	7,417	13,052
Derivative liabilities	2,567	5,251
Other current liabilities	110	690

Total current liabilities	72,854	76,796
Deferred income taxes	14,480	11,382
Other liabilities	66	95

Total liabilities	87,400	88,273
Commitments and contingencies (Note 9)
Equity
Net parent equity	288,811	228,899

Total liabilities and equity	$376,211	$317,172

The accompanying notes are an integral part of these combined financial statements.

Maxum Energy Logistics Partners, LP Predecessor

COMBINED STATEMENTS OF OPERATIONS

(in thousands)

	Nine Months Ended March 31,
	2012	2011
	(Unaudited)
Revenues	$1,381,290	$1,043,678
Cost of sales	1,327,058	1,001,254

Gross profit	54,232	42,424
Expenses
Selling, general and administrative	36,162	29,836
Other operating expense (income), net	498	(694)

Operating income	17,572	13,282
Interest expense, net	17,517	13,596
Miscellaneous income, net	(67)	(326)

Income before income taxes	122	12
Income tax expense	445	204

Net loss	$(323)	$(192)

The accompanying notes are an integral part of these combined financial statements.

Maxum Energy Logistics Partners, LP Predecessor

COMBINED STATEMENT OF NET PARENT EQUITY

(in thousands)

Net parent equity
(Unaudited)
Balance at July 1, 2011	$228,899
Net loss	(323)
Net transactions with the Parent	60,235

Balance at March 31, 2012	$288,811

The accompanying notes are an integral part of these combined financial statements.

Maxum Energy Logistics Partners, LP Predecessor

COMBINED STATEMENTS OF CASH FLOWS

(in thousands)

	Nine Months Ended March 31,
	2012	2011
	(Unaudited)
Cash flow from operating activities
Net loss	$(323)	$(192)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	12,584	10,068
Deferred income taxes	2,922	1,855
Equity-based compensation	552	450
Provision for doubtful accounts	414	570
Other, net	470	(1,171)
Changes in net assets and liabilities, net of effects of acquisitions
Receivables	(45,158)	(59,368)
Inventories	(6,646)	(2,186)
Other current assets	2,045	(316)
Accounts payable	4,957	14,805
Accrued expenses	(5,635)	2,460
Other current liabilities	(607)	(10)
Other, net	157	29

Net cash used in operating activities	(34,268)	(33,006)
Cash flows from investing activities
Cash paid for acquisitions, net of cash acquired	—	(5,052)
Expenditures for property and equipment	(27,190)	(14,167)
Change in restricted cash	651	25
Proceeds from sale of property and equipment	142	354

Net cash used in investing activities	(26,397)	(18,840)
Cash flow from financing activities
Net investment by Parent	60,235	51,735

Net cash provided by financing activities	60,235	51,735

Net decrease in cash and cash equivalents	(430)	(111)
Cash and cash equivalents at beginning of period	660	218

Cash and cash equivalents at end of period	$230	$107

The accompanying notes are an integral part of these combined financial statements.

Maxum Energy Logistics Partners, LP Predecessor

NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED)

March 31, 2012

1. Description of Business and Basis of Presentation

The accompanying combined financial statements of Maxum Energy Logistics Partners, LP Predecessor (the “Company” or “Predecessor”), include certain assets, liabilities and results of operations of Maxum Petroleum, Inc. (“Maxum”) operated and held by Petroleum Products, Inc., Petroleum Transport, Inc., Petroleum Fueling, Inc., Simons Petroleum, Inc., excluding the Pathway business, and the assets of Maxum Acquisition LLC, which are used by Simons Petroleum, Inc., prior to their contribution to Maxum Energy Logistics Partners, LP (the “Partnership”) in connection with the Partnership’s proposed initial public offering. The Partnership was formed in November 2011 as a Delaware limited partnership.

The Company markets and distributes refined petroleum products and related services to drilling, exploration and production customers operating in the Bakken, Barnett, Eagle Ford, Haynesville, Marcellus, Niobrara, Utica, and Woodford Shales and the Permian Basin. The Company also provides products and services to coal mining customers primarily in the Central Appalachian region of the United States.

The accompanying combined financial statements and related notes present the combined financial position, results of operations, cash flows and equity of the Predecessor and reflect allocations of the cost of certain services provided by Maxum for management, human resources, accounting, treasury, tax, legal, insurance and other corporate services. The combined statements of operations also include an allocation of interest expense. Management believes the amounts allocated are reasonable; however, the allocations may not be indicative of the cost of future operations or the amount of future allocations.

The financial information presented as of March 31, 2012 and for the nine months ended has been prepared from the books and records of the Company and is unaudited. Financial information as of June 30, 2011 has been derived from the audited financial statements of the Company, but does not include all disclosures required by generally accepted accounting principles. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial information for the periods indicated have been included. For further information regarding the Company’s accounting policies, refer to the Combined Financial Statements and related notes for the fiscal year ended June 30, 2011. The results of operations for the nine months ended March 31, 2012 are not necessarily indicative of future financial results.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the combined financial statements in conformity with accounting principles generally accepted in the United States requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the periods presented. Estimates are used for, but not limited to, the allowance for doubtful accounts, depreciation and amortization, goodwill valuation, valuation of intangible assets and other long-lived assets, valuation of derivative instruments, income taxes and other contingencies. Changes in facts and circumstances may result in revised estimates and actual results could differ from these estimates.

Derivative Instruments

The Company’s derivatives consist of sales price contracts with customers and exchange-traded futures, swaps and option contracts to mitigate the market risk on the price of diesel specified in those sales contracts. In addition, the Company uses exchange-traded futures contract to hedge the price risk associated with diesel

Maxum Energy Logistics Partners, LP Predecessor

NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED)

March 31, 2012

2. Summary of Significant Accounting Policies—Continued

inventories that are expected to be held for more than a few days. In fiscal 2010, the Company began designating such derivatives as fair value hedges; accordingly, when these derivatives are in use, the related inventory is valued at market value.

All derivatives are recognized as assets or liabilities in the combined balance sheets at fair value. Changes in the fair value of derivatives are reported in earnings. Unrealized and realized gains and losses on customer contracts, which are not designated for hedge accounting, are reported in revenues in the combined statement of operations. Unrealized and realized gains and losses on inventory hedges, which are designated as fair value hedges, are recorded in cost of sales in the combined statement of operations, along with an offsetting gain or loss resulting from the mark-to-market adjustment of the inventory.

To qualify for fair value hedge accounting, the hedging relationship between the hedging instruments and hedged items must be highly effective over an extended period of time in achieving the offset of changes in fair values attributable to the hedged risk at the inception of the hedge and on an ongoing basis. Adjustments to the carrying amounts of hedged items are discontinued in instances where the related fair value hedging instrument becomes ineffective.

The Company has not elected to offset fair value amounts recognized for derivative instruments and fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash arising from derivative instruments recognized at fair value executed with the same counterparty under a master netting arrangement.

Recent Accounting Pronouncements

In August 2011, the FASB issued guidance titled “Testing Goodwill for Impairment,” which simplifies how entities test goodwill for impairment. Under this amended guidance, entities have the option to qualitatively assess whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If an entity elects to perform the qualitative assessment and determines that it is not more likely than not that the reporting unit’s fair value is less than its carrying amount, no further evaluation would be necessary. This guidance will be effective for the Company in fiscal 2013. The Company is in the process of evaluating the impact the amended guidance will have on its combined financial statements.

In December 2011, the FASB issued guidance which requires a company to disclose information about financial instruments that have been offset and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. This guidance will require the Company to provide both net (offset amounts) and gross information in the notes to the financial statements for relevant assets and liabilities that are offset. This guidance is effective at the beginning of the Company’s 2013 fiscal year and will be applied retrospectively. The Company is in the process of evaluating the impact of this guidance on its combined financial statements.

Maxum Energy Logistics Partners, LP Predecessor

NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED)

March 31, 2012

3. Property and Equipment

Property and equipment consists of the following (in thousands):

	March 31, 2012	June 30, 2011	Useful Lives (Years)
Land and improvements	$769	$758	—
Buildings and improvements	964	844	2 – 39
Transportation equipment	68,433	50,020	2 – 5
Storage facilities and other equipment	40,304	35,701	2 – 10
Furniture and office equipment	5,038	6,037	2 – 10
Leasehold improvements	4,690	4,567	2 – 15
Assets not placed in service	8,851	5,413	—

	129,049	103,340
Accumulated depreciation	(61,036)	(50,387)

	$68,013	$52,953

Depreciation expense was $11.8 million and $9.2 million for the nine months ended March 31, 2012 and 2011, respectively. Depreciation expense of $11.1 million and $8.4 million for the nine months ended March 31, 2012 and 2011, respectively, was reported in cost of sales with the remainder reported in selling, general and administrative expense.

4. Net Parent Equity

Maxum uses a centralized approach to cash management whereby cash receipts and cash disbursements are processed through Maxum’s cash accounts with corresponding credits or charges to intercompany accounts. The intercompany accounts are also credited and charged by Maxum for allocations of corporate costs and interest expense. The net balance of the intercompany accounts is included in parent net equity.

Selling, general and administrative expenses in the combined statements of operations include expenses allocated by Maxum to cover legal, accounting, treasury, tax, human resources, information technology, insurance and other corporate services provided to the Company. These allocations were based on headcount, margins and other measures that management believes are reasonable and result in an allocation of the Company’s cost of doing business.

Selling, general and administrative expenses also include allocations by Maxum of incentive compensation for certain employees of the Company. The Company was charged for the actual cost of employees participating in the management incentive program. The allocation of equity-based compensation is described in Note 8.

On January 1, 2012, all of the Company’s employees were transferred to Maxum Petroleum Operating Company. Since January 1, 2012, Maxum has been charging the Company for the compensation and related expenses associated with all employees supporting its operations.

Maxum has allocated interest expense to the Company on a proportionate basis using the Company’s net capital employed, which is defined as total assets less total liabilities, in proportion to the total capital employed by all of Maxum’s subsidiaries.

Maxum Energy Logistics Partners, LP Predecessor

NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED)

March 31, 2012

4. Net Parent Equity—Continued

The following table summarizes the Company’s transactions with affiliated companies (in thousands):

	For the Nine months ended, March 31
	2012	2011
Allocations from Maxum
Corporate services	$19,256	$15,286
Interest expenses, net	17,510	13,588

5. Derivatives

Fair value hedges. The Company uses exchange-traded futures derivatives to hedge the price risk associated with designated diesel inventory that it expects to hold for more than a few days. There were no fair value hedges in use at March 31, 2012 or at June 30, 2011.

Non-designated derivatives. The Company uses derivative instruments such as futures, swaps and option contracts in order to mitigate the market risk associated with the purchase of diesel for customers that have contractual price protection. At March 31, 2012, the Company had a sales contract with a customer to deliver 10.0 million gallons of diesel at prices specified in the contract. Since diesel prices were generally higher at March 31, 2012 than specified in the sales contract, the fair value of this contract was a liability of $2.6 million.

Derivative instruments which mitigate the market risk on this sales contract as of March 31, 2012 were as follows (in thousands):

Derivative Instrument	Settlement Period	Gallons	Asset Value
Swaps	August 2012	2,100	$621
Swaps	September 2012	9,480	2,839

		11,580	$3,460

At June 30, 2011, the Company had sales contracts with customers to deliver 27.1 million gallons of diesel at prices specified in the contracts. Since diesel prices were generally higher at June 30, 2011 than specified in the sales contracts, the fair value of the contracts was liability of $5.2 million. Derivative instruments entered into to mitigate the market risk on sales contracts as of June 30, 2011 was as follows (in thousands):

Derivative Instrument	Settlement Period	Gallons	Asset Value
Futures	August 2011	714	$9
Futures	August 2011	168	1
Options	September 2011	1,260	494
Options	June 2012	20,244	2,370
Swaps	January 2012	5,208	3,178
Swaps	December 2011	1,260	789

		28,854	$6,841

Maxum Energy Logistics Partners, LP Predecessor

NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED)

March 31, 2012

5. Derivatives—Continued

At March 31, 2012, the Company’s derivative instruments are with the following counterparties: Barclays Bank Plc, Koch Resources LLC and Macquarie Bank Ltd. The Company assesses counterparty credit risk and maintains master netting arrangements with it’s counterparties to help manage this risk. In November 2011, the Company recorded a loss of $1.8 million related to the bankruptcy of MF Global.

The following table is a summary of fair values of the derivative instruments reflected in the combined balance sheets (in thousands):

	Classification	March 31, 2012	June 30, 2011
Derivative assets:
Derivatives not designated as fair value hedging instruments
Commodity derivatives	Derivative assets	$3,460	$6,841
Customer sales contracts	Derivative assets	—	101

Derivative liabilities:
Derivatives not designated as fair value hedging instruments
Customer sales contracts	Derivative liabilities	$2,567	$5,251

The following table is a summary of the effects of derivative instruments reflected in the combined statements of operations (in thousands):

		Realized/Unrealized Gain For the Nine Months ended March 31,
	Classification	2012	2011
Derivatives:
Commodity contracts not designated as hedging instruments	Revenue	$6,982	$7,792

6. Fair Value Measurements

Fair value is determined based on assumptions that a market participant would use in pricing an asset or liability. Generally accepted accounting principles defines a fair value hierarchy that prioritizes the assumptions used to measure fair value. The three levels of the fair value hierarchy are defined as follows:

• Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

• Level 2 inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

• Level 3 inputs are unobservable inputs for the asset or liability that require the use of present value and other valuation techniques in the determination of fair value.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Maxum Energy Logistics Partners, LP Predecessor

NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED)

March 31, 2012

6. Fair Value Measurements—Continued

The Company records commodity and sales contracts at fair value. Commodity contracts include heating and crude oil futures, swaps and options and basis swaps that are traded on the NYMEX exchange. Sales commitments consist of fixed and variable price contracts with customers for fuel. Sales commitments are valued using industry standard models that are based on a market approach. These models consider various assumptions, including quoted forward prices for commodities, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the contract, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. The risk of nonperformance of or nonpayment by the counterparties is considered when determining the fair values for these contracts by evaluating the credit quality and financial condition of each counterparty.

The following tables present information about the Company’s assets and liabilities measured at fair value on a recurring basis at March 31, 2012 and June 30, 2011 and indicate the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value (in thousands):

	Fair Value Measurements as of March 31, 2012
	Level 1	Level 2	Level 3	Total
Assets
Derivative contracts	$—	$3,460	$—	$3,460

Liabilities
Sales contracts	$—	$2,567	$—	$2,567

	Fair Value Measurements as of June 30, 2011
	Level 1	Level 2	Level 3	Total
Assets
Sales contracts	$—	$101	$—	$101
Derivative contracts	—	6,841	—	6,841

	$—	$6,942	$—	$6,942

Liabilities
Sales contracts	$—	$5,251	$—	$5,251

7. Income Taxes

The Company’s taxable income has historically been included in the consolidated U.S federal income tax returns of Maxum and also in a number of state income tax returns, which are filed as consolidated returns.

Income taxes in the combined financial statements were determined as if the Company had filed tax returns as a stand-alone entity. The provisions for income taxes for the nine months ended March 31, 2012 and 2011 differ from the amounts that would be provided by applying the statutory U.S. federal income tax rate of 35% to pre-tax income primarily because of state income taxes, estimated permanent differences in pretax income and the impact of changes in state rates on deferred tax items.

The computation of the annual estimated effective tax rate at each interim period requires certain estimates and significant judgment including, but not limited to, the expected operating income for the year, projections of the proportion of income earned and taxed in various jurisdictions, permanent and temporary

Maxum Energy Logistics Partners, LP Predecessor

NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED)

March 31, 2012

7. Income Taxes—Continued

differences, and the likelihood of recovering deferred tax assets generated in the current year. The accounting estimates used to compute the provision for income taxes may change as new events occur, more experience is acquired, additional information is obtained or as the tax environment changes.

8. Equity-Based Compensation

Maxum has an equity-based compensation plan under which stock options are awarded to certain officers and other key employees. The fair value of each stock option issued is estimated on the grant date using the methodology outlined by the American Institute of Certified Public Accountants in its practice aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation. The fair value of each award is amortized over the vesting period using the straight-line method. The awards vest in 17.0% increments over five years and the remaining 15.0% vests at the time of an initial public offering of Maxum. Stock options expire ten years from the date of grant.

The combined financial statements of operations reflect an allocation of equity-based compensation expense applicable to those employees of the Company’s operations. Selling, general and administrative expenses include $0.6 million and $0.4 million of equity-based compensation for the nine months ended March 31, 2012 and 2011, respectively.

9. Commitments and Contingencies

The Company is party to various legal actions that are ordinary and incidental to its business. While the outcome of legal actions cannot be predicted with certainty, the Company believes, based on current knowledge and the advice of counsel, that the outcome of these various proceedings, individually or in the aggregate, will not have a material adverse effect on its combined financial statements.

10. Transactions with Management

The Company sells fuel and other products to companies partially owned by a member of management. During the nine months ended March 31, 2012 and 2011, such sales amounted to approximately $59.0 million and $65.9 million, respectively, and the related cost of sales amounted to $58.8 million and $65.6 million, respectively. The Company also purchases services and products from these companies. During the nine months ended March 31, 2012 and 2011, such purchases totaled approximately $0.1 million and $0.4 million, respectively. Effective February 1, 2012, the Company terminated its supply agreement with one of these related parties.

The Company leases warehouses and offices from related parties. The rent expense associated with these leases was $0.5 million for each of the nine months ended March 31, 2012 and 2011.

11. Reportable Operating Segments

The Company has two operating segments engaged in the marketing and distribution of refined petroleum products and providing logistics and other services to customers on a geographic basis in the United States. The Company has evaluated the economic characteristics of its two operating segments and considered the nature of their products and services, the types of customers served, the methods used to distribute products and services and their regulatory environments. Based on this evaluation, the Company has aggregated its two operating segments into one reportable segment.

Maxum Energy Logistics Partners, LP Predecessor

NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED)

March 31, 2012

11. Reportable Operating Segments—Continued

Revenue by product line is as follows (in thousands):

	For the Nine Months ended March 31,
	2012	2011
Fuel	$1,235,464	$932,373
Lubricants	91,375	79,754
Other products	25,775	17,526
Services	28,676	14,025

	$1,381,290	$1,043,678

12. Subsequent Events

The Company has evaluated events and transactions that occurred subsequent to March 31, 2012 through July 3, 2012, the date these financial statements were available to be issued.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Partners

Maxum Energy Logistics Partners, LP

We have audited the accompanying balance sheet of Maxum Energy Logistics Partners, LP. (a Delaware limited partnership) (the “Partnership”) as of June 15, 2012. This financial statement is the responsibility of the Partnership’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Partnership is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Maxum Energy Logistics Partners, LP as of June 15, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Oklahoma City, OK

July 3, 2012

Maxum Energy Logistics Partners, LP

BALANCE SHEET

June 15, 2012

ASSETS
Total Assets	$—

PARTNERS’ CAPITAL
Limited Partner	$999
General Partner	1
Less: Contribution Receivable from Partners	(1,000)

Total Partners’ Capital	$—

The accompanying notes are an integral part of this financial statement.

Maxum Energy Logistics Partners, LP

NOTES TO BALANCE SHEET

1. Nature of Operations

Maxum Energy Logistics Partners, LP (the “Partnership”) is a Delaware limited partnership formed in November 2011. Maxum Energy Logistics Partners GP, LLC (the “General Partner”) is a limited liability company formed in November 2011 to become the general partner of the Partnership.

Pursuant to the Partnership’s Agreement of Limited Partnership, as amended on June 15, 2012, the General Partner contributed $1 for a 0.1% general partner interest, and Maxum Petroleum Operating Company (“MPOC”) contributed $999 for a 99.9% limited partner interest.

There have been no other transactions involving the partnership as of June 15, 2012.

Partnership intends to issue and sell common units to the public through an initial public offering. In connection with this initial public offering, MPOC will contribute equity interests in certain direct and indirect subsidiaries to the Partnership in exchange for common and subordinated units, each representing a limited partnership interest in the Partnership to be held by MPOC, and a general partnership interest in the Partnership, which will be held by the General Partner. In addition, the Partnership will also issue to the General Partner incentive distribution rights.

2. Basis of Presentation

This statement of financial position has been prepared in accordance with accounting principles generally accepted in the United States of America. Since the Partnership has had no activity since its formation, separate statements of income, changes in partners’ capital and cash flows have not been presented.

The Company has evaluated events and transactions that occurred subsequent to June 15, 2012 through July 3, 2012, the date these financial statements were available to be issued.

Appendix A—Form of Amended and Restated Agreement of Limited Partnership

of Maxum Energy Logistics Partners, LP

[To Be Filed By Amendment]

A-1

Appendix B—Glossary of Industry Terms

barrel: One barrel of petroleum products equal to 42 U.S. gallons.

basin: A large natural depression on the earth’s surface in which sediments accumulate.

bcf/d: One billion cubic feet per day.

borescope: An optical device used for maintenance inspection work where the area to be inspected is inaccessible by other means.

commodity price risk: The risk of unfavorable market fluctuations in the price of commodities such as refined products and natural gas.

crude oil: A mixture of hydrocarbons that exists in liquid phase in underground reservoirs.

distillate fuel: Primarily diesel fuel and jet fuel.

field: An area consisting of a single reservoir or multiple reservoirs all grouped on, or related to, the same individual geological structural feature or stratigraphic condition.

GAAP: Generally accepted accounting principles in the United States.

lubricants: A substance used to reduce friction between bearing surfaces or as a process material to aid in the manufacture of other products.

MMBtu: One million British Thermal Units.

NYMEX: New York Mercantile Exchange.

petroleum products: Materials derived from the processing of crude oil, natural gas and other hydrocarbon compounds; including oils, liquefied petroleum gases, pentanes, gasolines, diesel and heating fuels, distillate fuel, lubricants, waxes, petroleum coke, asphalt, greases and other products.

play: A proven geological formation that contains commercial amounts of petroleum or natural gas.

refined petroleum products: Hydrocarbon compounds, such as gasoline, diesel fuel, jet fuel and residual fuel, that are produced by a refinery.

reservoir: A porous and permeable underground formation containing an individual and separate natural accumulation of producible hydrocarbons (crude oil and/or natural gas) which is confined by impermeable rock or water barriers and is characterized by a single natural pressure system.

shale: Fine-grained sedimentary rock composed mostly of consolidated clay or mud. Shale is the most frequently occurring sedimentary rock.

Tcf: One trillion cubic feet of natural gas.

WTI: West Texas Intermediate, a grade of crude oil used as a benchmark in oil pricing.

B-1

Until                     , 2012 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Maxum Energy Logistics Partners, LP

Common Units

Representing Limited Partner Interests

PROSPECTUS

Joint Book-Running Managers

BofA Merrill Lynch

J.P. Morgan

                    , 2012

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

Set forth below are the expenses (other than underwriting discounts and the structuring fee) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the SEC registration fee, the FINRA filing fee and the NYSE listing fee, the amounts set forth below are estimates.

SEC registration fee	$26,358
FINRA filing fee	23,500
NYSE listing fee	*
Printing and engraving expenses	*
Fees and expenses of legal counsel	*
Accounting fees and expenses	*
Transfer agent and registrar fees	*
Miscellaneous	*

Total	$ *

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

Maxum Energy Logistics Partners, LP

Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against any and all claims and demands whatsoever. The section of the prospectus entitled “The Partnership Agreement—Indemnification” discloses that we will generally indemnify officers, directors and affiliates of our general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by reference.

The underwriting agreement to be entered into in connection with the sale of the securities offered pursuant to this registration statement, the form of which will be filed as an exhibit to this registration statement, provides for indemnification of Maxum Energy Logistics Partners, LP, our general partner, our general partner’s directors, our general partner’s officers who sign the registration statement and any person who controls our general partner, including indemnification for liabilities under the Securities Act.

Maxum Energy Logistics Partners GP, LLC

Subject to any terms, conditions or restrictions set forth in the limited liability company agreement, Section 18-108 of the Delaware Limited Liability Company Act empowers a Delaware limited liability company to indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever.

Under the amended and restated limited liability agreement of our general partner, in most circumstances, our general partner will indemnify the following persons, to the fullest extent permitted by law, from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings (whether civil, criminal, administrative or investigative):

•	any person who is or was an affiliate of our general partner (other than us and our subsidiaries);

•	any person who is or was a member, partner, officer, director, employee, agent or trustee of our general partner or any affiliate of our general partner;

•

any person who is or was serving at the request of our general partner or any affiliate of our general partner as an officer, director, employee, member, partner, agent, fiduciary or trustee of another person; and

•	any person designated by our general partner.

Our general partner will purchase insurance covering its officers and directors against liabilities asserted and expenses incurred in connection with their activities as officers and directors of our general partner or any of its direct or indirect subsidiaries.

Item 15.	Recent Sales of Unregistered Securities.

In May 2012, in connection with our formation, we issued to (i) our general partner a 2.0% general partner interest in us in exchange for $20 and (ii) MPOC a 98.0% limited partner interest in us in exchange for $980. In June 2012, we issued to MPOC an additional 1.9% limited partnership interest in us in exchange for $19. In connection with the issuance to MPOC we acquired from our general partner a 1.9% general partner interest in return for $19. These transactions were exempt from registration under Section 4(2) of the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules.

The following documents are filed as exhibits to this registration statement:

Number		Description

1.1*	—	Form of Underwriting Agreement

3.1**	—	Certificate of Limited Partnership of Maxum Energy Logistics Partners, LP

3.2*	—	Form of Amended and Restated Agreement of Limited Partnership of Maxum Energy Logistics Partners, LP

3.3**	—	Certificate of Formation of Maxum Energy Logistics Partners GP, LLC

3.4*	—	Form of Amended and Restated Limited Liability Company Agreement of Maxum Energy Logistics Partners GP, LLC

5.1*	—	Opinion of Baker Botts L.L.P. as to the legality of the securities being registered

8.1*	—	Opinion of Baker Botts L.L.P. relating to tax matters

10.1*	—	Form of Contribution, Conveyance and Assumption Agreement

10.2*	—	Form of Omnibus Agreement

10.3*	—	Form of Revolving Credit Agreement

10.4*	—	Form of Long-Term Incentive Plan of Maxum Energy Logistics Partners GP, LLC

10.5*	—	Form of Restricted Unit Award Agreement

21.1*	—	List of Subsidiaries of Maxum Energy Logistics Partners, LP

23.1	—	Consent of Grant Thornton LLP

23.2*	—	Consent of Baker Botts L.L.P. (contained in Exhibit 5.1)

23.3*	—	Consent of Baker Botts L.L.P. (contained in Exhibit 8.1)

23.4	—	Consent of John A. Shapiro, as director nominee

24.1**	—	Powers of Attorney

*	To be filed by amendment
**	Filed previously

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

The undersigned registrant hereby undertakes that, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant undertakes to send to each common unitholder, at least on an annual basis, a detailed statement of any transactions with Maxum Petroleum, our general partner, or any of their affiliates, and of fees, commissions, compensation and other benefits paid, or accrued to Maxum Petroleum, our general partner, or any of their affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

The registrant undertakes to provide to the common unitholders the financial statements required by Form 10-K for the first full fiscal year of operations of the registrant.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greenwich, State of Connecticut, on July 3, 2012.

Maxum Energy Logistics Partners, LP

By:	Maxum Energy Logistics Partners GP, LLC its general partner

By:	/S/ E. PEROT BISSELL
	Name:	E. Perot Bissell
	Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and the dates indicated.

Name	Title	Date

/S/ E. PEROT BISSELL E. Perot Bissell	Chief Executive Officer and Director (Principal Executive Officer)	July 3, 2012

* Michel P. Salbaing	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	July 3, 2012

* William W. Huffman, Jr.	Chief Accounting Officer (Principal Accounting Officer)	July 3, 2012

*By:	/S/ E. PEROT BISSELL
E. Perot Bissell Attorney-in-fact